As filed with the Securities and Exchange Commission on August 5, 2002.
Registration No. 333-85240

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT
NO. 5
to
FORM S-4
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

CARMAX, INC.
(Exact name of registrant as specified in its charter)

Commonwealth of Virginia	5511	54-1821055
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4900 Cox Road
Glen Allen, VA 23060
(804) 747-0422
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

W. Austin Ligon
President
CarMax, Inc.
4900 Cox Road
Glen Allen, VA 23060
(804) 747-0422
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert L. Burrus, Jr., Esq.	Raymond W. Wagner, Esq.	Robert B. Pincus, Esq.
McGuireWoods LLP	Simpson Thacher & Bartlett	Skadden, Arps, Slate, Meagher & Flom LLP
One James Center	425 Lexington Avenue	One Rodney Square
901 East Cary Street	New York, New York 10017	Wilmington, Delaware 19801
Richmond, Virginia 23219	(212) 455-2000	(302) 651-3000
(804) 775-1000	(212) 455-2502 (facsimile)	(302) 651-3001 (facsimile)
(804) 698-2023 (facsimile)

Approximate date of commencement of proposed sale of the securities to the public:    As soon as practicable after the effective date of this registration statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated August 5, 2002.

PRELIMINARY PROXY STATEMENT/PROSPECTUS
August 7, 2002
Dear Shareholder:
A special meeting of the shareholders of Circuit City Stores, Inc. will be held on September 10, 2002. At the meeting, you will be asked to approve the separation of the CarMax group from the rest of Circuit City Stores. Under the separation proposal, CarMax, Inc. would become an independent, separately traded public company that would hold all of the businesses, assets and liabilities of the CarMax group. All of the shares of CarMax, Inc. common stock to be outstanding immediately after the separation would be distributed to the holders of Circuit City Stores’ existing two series of common stock in the following manner:
•	Each share of CarMax Group Common Stock would be redeemed in exchange for one share of CarMax, Inc. common stock.
•
Each share of Circuit City Group Common Stock would receive as a dividend a pro-rata portion of a number of shares of CarMax, Inc. common stock equal to the number of shares of CarMax Group Common Stock currently reserved for issuance to the holders of Circuit City Group Common Stock.

The separation proposal is described in detail in this proxy statement/prospectus. In addition, this document contains information about the following related items that will be on the special meeting agenda. There will be a proposal to amend Circuit City Stores’ articles of incorporation to delete provisions that will no longer be necessary after the separation. There also will be proposals to approve several compensation plans for employees and directors of CarMax, Inc., which are substantially similar to those currently in place at Circuit City Stores. None of these actions will become effective unless and until the separation is completed.
This proxy statement/prospectus relates to 104,468,444 shares of CarMax, Inc. common stock, par value $.50 per share, the maximum number of shares that may be issued in the separation. The NYSE has authorized the listing of these shares after the separation under the symbol “KMX,” the current symbol for the CarMax Group Common Stock.
Circuit City Stores’ board of directors believes that separating the CarMax group from Circuit City Stores is in the best interests of Circuit City Stores and all of its shareholders. Circuit City Stores' board of directors unanimously recommends that you vote for the separation proposal and all of the related proposals.
See “Risk Factors” beginning on page 8 of this proxy statement/prospectus for information that you should consider in evaluating the separation proposal.

The meeting time and location are provided in the meeting notice on the next page of this proxy statement/ prospectus. It is important that your shares be represented and voted at the special meeting, regardless of the size of your holdings. Due to the voting requirements for the separation proposal and the other proposal involving the amendment to the articles of incorporation, if you do not vote your shares it will have the same effect as a vote against the proposals. Please complete, sign, date and return the accompanying proxy card in the enclosed envelope to make certain your shares will be represented at the meeting.
Attendance at the special meeting will be limited to shareholders of record as of the record date (or their authorized representatives) and to guests of Circuit City Stores. If your shares are registered in your name and you plan to attend in person, please mark the appropriate box on your proxy card. If your broker holds your shares and you want to attend the meeting, please bring to the meeting a letter from your broker identifying you as the beneficial owner of the shares.
Sincerely,
W. ALAN MCCOLLOUGH,
Chairman, President and Chief Executive Officer

The Securities and Exchange Commission and state securities regulators have not approved or disapproved the separation or the securities to be issued in the separation or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is first being mailed to shareholders on or about August 7, 2002.

CIRCUIT CITY STORES, INC.
9950 Mayland Drive
Richmond, Virginia 23233

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO THE HOLDERS OF:

CIRCUIT CITY STORES, INC.—CIRCUIT CITY GROUP COMMON STOCK
AND
CIRCUIT CITY STORES, INC.—CARMAX GROUP COMMON STOCK

A Special Meeting of Shareholders of Circuit City Stores, Inc. will be held at 9:00 a.m., Richmond, Virginia time on September 10, 2002 at the offices of McGuireWoods LLP, One James Center, 901 East Cary Street, Richmond, Virginia for the following purposes:

1.
To consider and vote upon a proposal to approve the separation of the CarMax group from Circuit City Stores, Inc. in the manner contemplated in the separation agreement, dated May 21, 2002, between Circuit City Stores, Inc. and CarMax, Inc. (currently a wholly owned subsidiary of Circuit City Stores, Inc.), by means of the redemption of CarMax Group Common Stock in exchange for shares of CarMax, Inc. common stock and the distribution of shares of CarMax, Inc. common stock as a dividend on the Circuit City Group Common Stock, all as described in the accompanying proxy statement/prospectus, and in connection with such approval, to authorize certain amendments to the Amended and Restated Articles of Incorporation to:

•	expressly provide that CarMax, Inc. common stock will be exchanged for CarMax Group Common Stock in the redemption; and

•	reduce the minimum period between the giving of notice of the redemption and the redemption date from 30 trading days to 10 trading days.

2.	To consider and vote upon a proposal to authorize further amendments to the Amended and Restated Articles of Incorporation, provided the CarMax Group Common Stock has been redeemed, to:

•
eliminate language providing for the two currently outstanding series of common stock—the Circuit City Group Common Stock and the CarMax Group Common Stock—and replace the eliminated provisions with language providing for a single class of common stock not issuable in series; and

•	redesignate each outstanding share of Circuit City Group Common Stock as one share of Common Stock.

3.	To consider and vote on a proposal to approve the CarMax, Inc. Annual Performance-Based Bonus Plan.

4.	To consider and vote on a proposal to approve the CarMax, Inc. 2002 Stock Incentive Plan.

5.	To consider and vote on a proposal to approve the CarMax, Inc. 2002 Non-employee Directors Stock Incentive Plan.

Only holders of record of outstanding shares of Circuit City Group Common Stock or CarMax Group Common Stock at the close of business on July 22, 2002 are entitled to notice of and to vote at the special meeting and any adjournments of the special meeting.

By Order of the Board of Directors

MICHAEL T. CHALIFOUX, Secretary

August 7, 2002

Additional Information

This proxy statement/prospectus:

•	incorporates by reference important business and financial information about Circuit City Stores, Inc. that is not included in or delivered with this proxy statement/prospectus; and

•
does not include some of the information included in the registration statement on Form S-4 filed with the SEC by CarMax, Inc. of which this proxy statement/prospectus is a part or information included in the exhibits to the registration statement.

This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this proxy statement/prospectus or filed as exhibits to the registration statement by requesting them in writing or by telephone from Circuit City Stores, Inc. at the following address and telephone number:

Circuit City Stores, Inc.
9950 Mayland Drive
Richmond, Virginia 23233
Attention: Corporate Secretary
Telephone: (804) 527-4022

Any request for documents should be made by September 3, 2002 to ensure timely delivery of the documents prior to the special meeting.

To find more information, see the section entitled “Where You Can Find More Information” on page 154.

Explanatory Note

To help you in reviewing this proxy statement/prospectus, we sometimes use the following terms with the particular meanings shown below:

•
“Circuit City Stores”, “we”, “our”, and “us” refer to Circuit City Stores, Inc. and our wholly owned subsidiaries (including CarMax, Inc. before the separation but excluding CarMax, Inc. after the separation).

•	“CarMax” refers to CarMax, Inc.

•	“Circuit City” or “Circuit City business” refers to the consumer electronics business of Circuit City Stores and the related operations before the separation.

•	“Circuit City group” refers to the Circuit City business and the shares of CarMax Group Common Stock reserved for the Circuit City group or for issuance to holders of Circuit City Group Common Stock.

•	“CarMax group” refers to the automotive retailing business of Circuit City Stores before the separation.

•
“separation agreement” refers to the separation agreement dated May 21, 2002 between Circuit City Stores and CarMax which governs the terms of the proposed separation, including any necessary transfers of the assets and liabilities to be held by CarMax at the time of the separation, and certain payments to be made by CarMax in connection with the separation.

•
“CarMax Separation” and “separation” each refer, collectively, to the transactions contemplated by the separation agreement, the redemption of CarMax Group Common Stock in exchange for shares of CarMax common stock, and the distribution of shares of CarMax common stock as a dividend to the holders of Circuit City Group Common Stock.

•	“separation date” refers to the date for the redemption of the CarMax Group Common Stock as fixed in the notice of redemption given to the holders of the CarMax Group Common Stock.

Page
Questions and Answers about the CarMax Separation	iv
Diagrams Illustrating Current and Proposed Corporate Structures	x
Summary	1
CarMax Business	1
Circuit City Stores Business	1
The CarMax Separation	2
Circuit City Stores, Inc. Selected Historical Consolidated Financial Information	3
CarMax, Inc. Selected Historical Consolidated Financial Information	4
Circuit City Group Selected Historical Financial Information	5
CarMax, Inc. Selected Unaudited Pro Forma Consolidated Financial Information	6
Circuit City Stores, Inc. Selected Unaudited Pro Forma Consolidated Financial Information	7
Risk Factors	8
Risk Factors Relating to the Separation	8
Risk Factors Relating to CarMax, Inc. Common Stock	11
Risk Factors Relating to the CarMax Business	11
Risk Factors Relating to the Circuit City Business	15
The Special Meeting	16
Proposals to Be Considered at the Special Meeting	16
Record Date and Voting Rights	16
Voting of Shares Held in Employee Stock Purchase Plans	17
Quorum	17
Solicitation of Proxies	18
Voting Proxies	18
Revocation of Proxies	18
Proposal One: The CarMax Separation Proposal	19
General	19
Recommendation of Circuit City Stores’ Board of Directors	21
Background and Reasons for the Separation	21
Opinion of Circuit City’s Financial Advisor	24
Certain Analyses with Respect to Circuit City Stores	27
Certain Analyses with Respect to CarMax	29
Pro Forma Combined Equity Value Analysis	30
Certain Analyses with Respect to the Special Dividend	30
Surrender of Certificates for Shares of CarMax Group Common Stock	32
Distribution of Shares to Holders of Circuit City Group Common Stock	33
Comparison of Rights of Holders of CarMax Group Common Stock before the Separation with Rights of Holders of CarMax, Inc. Common Stock after the Separation	33
Comparison of Rights of Holders of Circuit City Group Common Stock before the Separation with Rights of Holders of Circuit City Common Stock after the Separation	36
Treatment of Indebtedness and Post-Separation Financing Arrangement	38
Contingent Lease Obligations Retained by Circuit City Stores	41
No Dissenters’ Rights	41
Solicitation Agent	42
Information Agent	42
Transfer Taxes	42
Interests of Certain Persons in the Separation	42
Accounting Treatment	43
Regulatory Requirements	43
Federal Securities Law Consequences	43
U.S. Federal Income Tax Consequences of the Separation	44
Employee Benefits and Compensation Matters	46

i

Page
Annex I—CarMax, Inc. 2002 Stock Incentive Plan	I-1
Annex J—CarMax, Inc. 2002 Non-employee Directors Stock Incentive Plan	J-1

This proxy statement/prospectus is based on information provided by Circuit City Stores, CarMax and other sources that Circuit City Stores and CarMax believe to be reliable. This proxy statement/prospectus summarizes certain documents filed as exhibits to the registration statement filed by CarMax of which this document forms a part. For more information about CarMax and the CarMax, Inc. common stock, you should refer to that registration statement and these documents. For more information on how you can obtain copies of these documents, see “Where You Can Find More Information” on page 154.

QUESTIONS AND ANSWERS ABOUT THE CARMAX SEPARATION

Q:	What is Circuit City Stores proposing to do?

A:
We are proposing to separate the CarMax group from Circuit City Stores, Inc. so that CarMax would become an independent, separately traded public company. CarMax, currently a wholly owned subsidiary of Circuit City Stores, holds substantially all of the businesses, assets and liabilities of Circuit City Stores that currently constitute the CarMax group.

Immediately after the separation, the businesses, assets and liabilities of the CarMax group would be owned and operated by CarMax as an independent, separately traded public company. Following the separation, CarMax would initially be owned by the former holders of CarMax Group Common Stock that received CarMax, Inc. common stock in the redemption (approximately 36%) and the holders of Circuit City Group Common Stock that received CarMax, Inc. common stock as a dividend (approximately 64%). Following the redemption, the CarMax Group Common Stock would cease to exist. The businesses, assets and liabilities of the Circuit City group would continue to be owned and operated by Circuit City Stores, Inc., which would initially be owned by the holders of Circuit City Group Common Stock. Circuit City Group Common Stock would be redesignated “Common Stock” in Circuit City Store’s articles of incorporation. For a discussion of payments to be made by CarMax to Circuit City Stores in the CarMax Separation, please see “Contingent Lease Obligations Retained by Circuit City Stores” on page 41 and “Expenses” on page 49.

Q:	Why is Circuit City Stores proposing the CarMax Separation?

A:
The board of directors believes that the separation would provide many benefits to Circuit City Stores and all its shareholders, including allowing the Circuit City Stores management and CarMax management to better focus on their respective businesses by:

•	alleviating capital restraints currently imposed on CarMax because of its affiliation with Circuit City Stores,

•	allowing Circuit City Stores and CarMax to establish the most appropriate capital structures for their respective businesses,

•	allowing Circuit City Stores and CarMax to create appropriate retirement arrangements for employees of each business, and

•	allowing CarMax to conduct business with the most appropriate vendors.

Q:	What would I receive in the CarMax Separation?

A:	In the separation:

•
if you are a holder of CarMax Group Common Stock: you would receive one share of CarMax, Inc. common stock in exchange for each share of CarMax Group Common Stock you hold on the date of the separation; and

•
if you are a holder of Circuit City Group Common Stock: we currently estimate that you would receive approximately 0.314 of a share of CarMax, Inc. common stock for each share of Circuit City Group Common Stock you hold on the record date for the distribution. This fraction was determined by dividing 65,923,200, the number of shares of CarMax Group Common Stock reserved for issuance to the holders of the Circuit City Group Common Stock, by the number of shares of Circuit City Group Common Stock outstanding on the distribution record date, estimated to be 209,938,194. The exact fraction would be determined and announced by Circuit City Stores once the actual number of shares of Circuit City Group Common Stock outstanding on the distribution record date is known. Fractional shares of CarMax, Inc. common stock would not be issued in the distribution. Instead, a number of shares equal to the sum of all of the fractional shares would be sold by the transfer agent in the public market and the net cash proceeds from such sale would be paid on a pro-rata basis to the persons otherwise entitled to receive fractional shares. Immediately after the separation, each outstanding share of Circuit City Group Common Stock would remain outstanding, unaffected by the separation, and those shares would be the only outstanding shares of common stock of Circuit City Stores, Inc., representing the entire equity interest in Circuit City Stores, Inc. Immediately after the separation, the Circuit City Group Common Stock would be renamed “Common Stock.”

Q:	Will I know before the date of the special meeting how many shares of CarMax, Inc. common stock I would receive in the distribution?

A:
No. We cannot calculate the fraction of a share of CarMax, Inc. common stock that you would receive for each share of Circuit City Group Common Stock you hold until the record date for the distribution. The record date for the distribution would be after the date of the special meeting and we expect it to be approximately ten trading days before the date of the separation.

However, as indicated in the answer to the previous question, we expect that you would receive approximately 0.314 of a share of CarMax, Inc. common stock for each share of Circuit City Group Common Stock you hold.

Q:	Would my shares be traded on the New York Stock Exchange?

A:
Yes. Following the separation, both CarMax, Inc. common stock and Circuit City Stores, Inc. common stock would be traded on the NYSE. CarMax has applied to the NYSE for listing of the CarMax, Inc. common stock under the symbol “KMX,” the current symbol for CarMax Group Common Stock. The NYSE has approved the listing subject to official notice of issuance. Circuit City Stores, Inc. common stock would continue to trade on the NYSE under the symbol “CC,” the current symbol for Circuit City Group Common Stock.

Q:	Does Circuit City Stores plan to change its dividend policy after the separation?

A:
No. Circuit City Stores has no current plans to change the present dividend rate. Dividends are declared and paid both at the times and in the amounts determined by the board of directors at its discretion.

Q:	Does CarMax plan to pay dividends after the separation?

A:	No. CarMax intends for the foreseeable future to use any excess cash to fund its growth strategy.

v

Q:	What am I being asked to approve?

A:	You are being asked to approve five proposals:

•
The CarMax Separation Proposal (including the Separation Amendment)—the proposal to separate the CarMax group from Circuit City Stores, Inc. on the terms described in this proxy statement/prospectus, including a special dividend payment of $28.4 million to be paid by CarMax, Inc. to Circuit City Stores and including the payment by CarMax, Inc. of the costs associated with the CarMax Separation, which are estimated to be $8 million. Approval of this proposal will include approval of an amendment to Circuit City Stores’ articles of incorporation to provide for the separation and to reduce from 30 to 10 trading days the minimum number of days required to give notice of the redemption to holders of CarMax Group Common Stock.

•
The Clean-Up Amendment Proposal—the proposal to amend Circuit City Stores’ articles of incorporation to remove provisions in the articles of incorporation that provide for the two series of Circuit City Stores common stock that are currently outstanding—the Circuit City Group Common Stock and the CarMax Group Common Stock—and to provide for a single series of Circuit City Stores common stock after the CarMax Separation. The Clean-Up Amendment Proposal will not be brought before the shareholders at the special meeting unless they first approve the CarMax Separation Proposal.

•
Three Benefit Plan Proposals—the proposals to approve the CarMax, Inc. Annual Performance-Based Bonus Plan, the CarMax, Inc. 2002 Stock Incentive Plan, and the CarMax, Inc. 2002 Non-employee Directors Stock Incentive Plan. These plans will not go into effect unless and until the separation is completed. These proposals will not be brought before the shareholders at the special meeting unless shareholders first approve the CarMax Separation Proposal.

Q:	What does the Circuit City Stores board of directors recommend?

A:
The board of directors unanimously recommends that you vote FOR approval of the CarMax Separation Proposal, FOR approval of the Clean-Up Amendment Proposal and FOR approval of each of the CarMax benefit plans. The Circuit City Stores board has carefully reviewed the terms of the separation and has determined that the separation is advisable and in the best interests of Circuit City Stores and the holders of the Circuit City Group Common Stock and the CarMax Group Common Stock.

In considering the recommendation of the board of directors to vote in favor of the CarMax Separation Proposal and the Clean-Up Amendment Proposal and the benefit plan proposals, you should be aware that some of Circuit City Stores’ directors and executive officers have interests in the separation that are in addition to or different from the interests of shareholders generally. These interests include aggregate ownership of a significantly greater amount of Circuit City Group Common Stock than CarMax Group Common Stock, ownership of options to purchase Circuit City Group Common Stock in a significantly greater number than options to purchase CarMax Group Common Stock and ownership of Circuit City group stock appreciation rights and restricted shares.

Q:	What vote is required to approve each of the proposals?

A:	The CarMax Separation Proposal and the Clean-Up Amendment Proposal each must be approved by:

•	the holders of a majority of the outstanding Circuit City Group Common Stock voting as a separate group;

•	the holders of a majority of the outstanding CarMax Group Common Stock voting as a separate group; and

•	the holders of a majority of the outstanding Circuit City Group Common Stock and outstanding CarMax Group Common Stock voting together as a single group.

Each of the proposals to approve the CarMax benefit plans will be approved if the votes cast in favor of each proposal by the holders of Circuit City Group Common Stock and holders of CarMax Group Common Stock voting as a single group exceed the votes cast against each proposal.

Each outstanding share of Circuit City Group Common Stock entitles the holder to one vote when voting separately as well as when voting together as a single group with the holders of CarMax Group Common Stock. Each outstanding share of CarMax Group Common Stock entitles the holder to a single vote when voting separately and to 1.131 votes when voting together as a single group with the holders of Circuit City Group Common Stock. The total number of votes that may be cast at the special meeting by:

•	holders of Circuit City Group Common Stock when voting separately, is 209,938,194;

•	holders of CarMax Group Common Stock when voting separately, is 37,114,828; and

•
holders of Circuit City Group Common Stock and CarMax Group Common Stock when voting together as a single group is 251,915,064, consisting of 209,938,194 votes that may be cast by holders of Circuit City Group Common Stock and 41,976,870 votes that may be cast by holders of CarMax Group Common Stock.

In connection with any vote of the holders of outstanding Circuit City Group Common Stock and CarMax Group Common Stock voting together as a single group, the holders of Circuit City Group Common Stock will control 83.34% of the total voting power.

Q:	Does the board of directors have to complete the CarMax Separation if shareholders approve the CarMax Separation Proposal?

A:
No. Despite shareholder approval, the board of directors of Circuit City Stores retains the ability to abandon the CarMax Separation, including the redemption of the CarMax Group Common Stock and the dividend distribution on the Circuit City Group Common Stock, for any reason whatsoever, until notice of the redemption of the CarMax Group Common Stock is mailed to the holders of the CarMax Group Common Stock. After the notice is mailed, however, the board of directors will not have the power to rescind the redemption or the dividend or abandon the separation.

Q:	Who is entitled to vote?

A:	You are entitled to vote if you were a holder of either Circuit City Group Common Stock or CarMax Group Common Stock at the close of business on the July 22, 2002 record date.

Q:	What do I need to do now to vote on the proposals?

A:
You may vote by marking, signing and dating the enclosed proxy card and returning it in the enclosed prepaid envelope or, if you own your shares through a broker or other intermediary, you should follow the instructions on the voting instruction card provided to you by that broker or intermediary. A proxy, if executed and not revoked, will be voted for the proposals set forth in this proxy statement/prospectus, unless it contains specific instructions to the contrary, in which event it will be voted in accordance with those instructions. If you sign and return a proxy card but do not mark the boxes showing how you wish to vote, the proxies will vote your shares FOR the adoption of the CarMax Separation Proposal and the Clean-Up Amendment Proposal and the three benefit plan proposals (if they are presented at the meeting). Unsigned proxy cards will not be voted at all and will have the same effect as a vote against the CarMax Separation Proposal and the Clean-Up Amendment Proposal. If you were registered as a shareholder on Circuit City Stores’ books on July 22, 2002 or if you have a letter from your broker identifying you as a beneficial owner of shares, you may also vote in person by attending the meeting.

Q:	Can I change my vote?

A:	Yes. If you are a shareholder of record, you may change your vote or revoke your proxy at any time before your shares are voted at the special meeting by:

•	sending us another proxy card dated later than your last proxy card;

•	notifying the secretary of Circuit City Stores in writing; or

•	voting at the special meeting.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:
Your broker will vote your shares only if you provide instructions to your broker on how to vote your shares. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions to your broker, your shares will not be voted and will have the same effect as a vote against the CarMax Separation Proposal and the Clean-Up Amendment Proposal. If your broker holds your shares and you want to attend the special meeting, please take to the special meeting a letter from your broker identifying you as the beneficial owner of the shares and authorizing you to vote.

Q:	What happens if I abstain or don’t vote?

A:
With regard to the CarMax Separation Proposal and the Clean-Up Amendment Proposal, an abstention or failure to vote will have the same effect as a vote against each proposal. With regard to each of the benefit plan proposals, an abstention or failure to vote will have no effect on the outcome of those proposals.

Q:	Will the CarMax Separation be taxable?

A:
Circuit City Stores has received a private letter ruling from the Internal Revenue Service to the effect that, for U.S. federal income tax purposes, the CarMax Separation will be tax-free to Circuit City Stores and to Circuit City Stores’ shareholders to the extent that they receive CarMax, Inc. common stock in exchange for CarMax Group Common Stock in the redemption or as a distribution with respect to Circuit City Group Common Stock. Cash proceeds received instead of fractional shares in the distribution will be taxable to holders of Circuit City Group Common Stock.

The material U.S. federal income tax consequences of the separation are described in more detail beginning on page 44. The tax consequences to you will depend on the facts of your own situation. Please consult your tax advisor for a full understanding of the tax consequences to you of the separation.

Q:	Am I entitled to dissenters’ rights or appraisal rights?

A:	No. You will not be entitled to dissenters’ rights or appraisal rights in connection with the separation. See “No Dissenter’s Rights” beginning on page 41 for more information.

Q:	When do you expect to complete the separation?

A:
If the separation is approved by our shareholders at the special meeting, we expect that the separation would be completed on or about October 1, 2002. Even if the CarMax Separation Proposal is approved by our shareholders, however, our board may decide not to proceed with the CarMax Separation.

Q:	Should I send in my certificates for CarMax Group Common Stock now? Do I need to do anything with my certificates for Circuit City Group Common Stock?

A:
No. After the separation is approved, you will receive instructions explaining how to exchange your certificates representing shares of CarMax Group Common Stock for certificates representing the CarMax, Inc. common stock you are entitled to receive in the redemption. Holders of Circuit City Group Common

Stock will not need to do anything to receive certificates for their shares of CarMax, Inc. common stock in the distribution. After the separation, certificates representing shares of Circuit City Group Common Stock will continue to represent shares of Circuit City common stock.

Q:	Whom can I call with questions?

A:
If you have any questions about the CarMax Separation or the special meeting or would like copies of any of the documents we refer to in this proxy statement/prospectus, you should call Morrow & Co., Inc. at  1-800-607-0088.

Q:	Where can I find more information about Circuit City Stores and CarMax?

A:	You can find more information from various sources described under “Where You Can Find More Information” on page 154.

CURRENT STRUCTURE

Holders of
CarMax Group
Common Stock
"KMX"
Holders of
Circuit City Group
Common Stock
"CC"
Circuit City Stores, Inc.
CarMax Group
Circuit City Group

STRUCTURE IMMEDIATELY AFTER SEPARATION

Holders of
CarMax, Inc.
Common Stock
"KMX"*
Holders of
Circuit City Stores
Common Stock
"CC"**
CarMax, Inc.
(Consists of all of the businesses that were part of the CarMax group)
Circuit City Stores, Inc.
(Consists of all of the businesses that were part of the Circuit City group)

x

SUMMARY

The following is a summary of some of the information contained in this proxy statement/prospectus. In addition to this summary, we urge you to read the entire document carefully, including (1) the risks associated with the separation and investing in CarMax, Inc. common stock and Circuit City common stock discussed under “Risk Factors” and (2) the unaudited pro forma financial statements and historical financial statements and related notes included in Annex C, Annex D and Annex E.

CARMAX BUSINESS

In 1993, Circuit City Stores pioneered the used-car superstore concept when we opened the first CarMax location in Richmond, Virginia. CarMax purchases, reconditions and sells used vehicles. CarMax also sells new vehicles under franchise agreements with DaimlerChrysler, Mitsubishi, Nissan, Toyota, Ford and General Motors. CarMax provides customers the opportunity to purchase vehicles the same way they buy other retail products, with friendly service and non-negotiated low prices. For fiscal year 2002, CarMax generated net sales and operating revenues of $3.5 billion and net earnings of $90.8 million. Sales of used cars, which is the major part of CarMax’s business, represented approximately 82% of total retail vehicle sales in dollars in fiscal 2002.

As of June 30, 2002, CarMax operated 40 CarMax retail stores from 38 locations, including 36 used-car superstores and two stand-alone new-car franchises. In total, CarMax operated 18 new-car franchises.

CarMax is currently a wholly owned subsidiary of Circuit City Stores. Historically, CarMax has held substantially all of the assets and liabilities of the CarMax group. The CarMax group consists of the businesses, assets and liabilities, the financial performance and economic value of which are intended to be reflected by CarMax Group Common Stock, which is a series of common stock of Circuit City Stores. Under the separation agreement, Circuit City Stores has contributed to CarMax all of the assets and liabilities of the CarMax group. After the separation, CarMax will be an independent, separately traded public company.

CarMax’s principal executive offices are located at 4900 Cox Road, Glen Allen, Virginia 23060. CarMax’s telephone number is (804) 747-0422.

CIRCUIT CITY STORES BUSINESS

Circuit City Stores’ consumer electronics business and its related operations, which will be Circuit City Stores’ entire business after the separation, is a leading national retailer of brand-name consumer electronics, personal computers and entertainment software. Circuit City sells video equipment; audio equipment; mobile electronics, including car audio, video and security systems; home office products; and other consumer electronics products, including wireless phones, digital and 35 mm cameras, entertainment software and a range of accessories. In fiscal 2001, Circuit City exited the major appliance category and expanded its selections of consumer electronics, home office products and entertainment software.

At June 30, 2002, Circuit City operated 621 Circuit City retail locations throughout the United States. Circuit City has established its presence in virtually all of the nation’s top 100 markets and expects to continue adding to the existing Circuit City store base as attractive market opportunities arise.

Circuit City’s principal executive offices are located at 9950 Mayland Drive, Richmond, Virginia 23233. Circuit City’s telephone number is (804) 527-4000.

THE CARMAX SEPARATION

The separation of the CarMax group from Circuit City Stores would be accomplished in two simultaneous steps, the redemption and the distribution.

Redemption

As part of the CarMax Separation, we would redeem on the separation date each outstanding share of CarMax Group Common Stock in exchange for one share of CarMax, Inc. common stock. We refer to this as the “redemption.”

Distribution

Also as part of the CarMax Separation, our board of directors would declare, as a pro-rata dividend on the Circuit City Group Common Stock, a distribution of shares of CarMax, Inc. common stock equal in total number to the shares of CarMax Group Common Stock reserved for issuance to the holders of the Circuit City Group Common Stock or otherwise reserved for the benefit of the Circuit City group. This distribution would be made simultaneously with the redemption. We refer to this as the “distribution.”

Separation Date

We currently expect that the notice of redemption will fix the separation date at approximately 10 trading days after the date the notice of redemption is first mailed. As of 9:00 a.m., Richmond, Virginia time, on the separation date, the holders of record of CarMax Group Common Stock would become holders of CarMax, Inc. common stock, and their rights as holders of CarMax Group Common Stock would cease, except for the right to receive shares of CarMax, Inc. common stock in exchange for their shares of CarMax Group Common Stock in the redemption.

Distribution Record Date

We expect the record date for the distribution of CarMax, Inc. common stock to holders of Circuit City Group Common Stock to be the close of business on or about the tenth trading day before the date of the separation.

Securities to be Exchanged and Distributed

Based on information available to us on July 22, 2002, we estimate that approximately 37.1 million shares of CarMax, Inc. common stock would be issued in exchange for CarMax Group Common Stock in the redemption and approximately 65.9 million shares would be issued in the distribution. The exact number of shares to be issued in the redemption will be determined based on the number of shares of CarMax Group Common Stock outstanding at 9:00 a.m., Richmond, Virginia time, on the separation date. As a result, we estimate that immediately after the separation, approximately 103 million shares of CarMax, Inc. common stock will be outstanding, which number does not include shares of CarMax, Inc. common stock issuable upon exercise of outstanding options granted by CarMax to directors, officers and employees under CarMax’s stock compensation plans. For further discussion of outstanding CarMax options see “CarMax Management” on page 92.

Contingent Lease Obligations Retained by Circuit City Stores

Circuit City Stores has contingent liability under various leases covering 23 of CarMax’s sales locations. In recognition of this ongoing contingent liability after the separation, CarMax has agreed to make a one-time special dividend payment of $28.4 million to Circuit City Stores on the separation date. For further discussion of this contingent lease obligation see “Contingent Lease Obligations Retained by Circuit City Stores” on page 41.

Circuit City Stores’ Relationship with CarMax after the Separation

Following the separation, Circuit City Stores’ and CarMax’s relationship will be governed by a number of agreements. These agreements will include a tax allocation agreement, a transition services agreement and an employee benefits agreement, each of which is described in greater detail under “Circuit City Stores’ Relationship with CarMax after the Separation” beginning on page 100.

CIRCUIT CITY STORES, INC.
SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following information is only a summary, and you should read it together with the more detailed financial information for Circuit City Stores, Inc. included elsewhere in this document.

We have derived the following selected historical consolidated financial information as of February 28 or 29, 1998 through 2002 and for each of the five fiscal years ended February 28 or 29, 1998 through 2002 from Circuit City Stores, Inc.’s consolidated financial statements for those years. Those financial statements have been audited by KPMG LLP, independent auditors. We have derived the selected historical consolidated financial information as of May 31, 2002 and 2001 and for the three months ended May 31, 2002 and 2001 from Circuit City Stores, Inc.’s unaudited financial statements relating to those periods. In our opinion, those unaudited financial statements reflect all adjustments (consisting only of normal, recurring adjustments) necessary for a fair presentation of the data for those periods. Circuit City Stores’ results of operations for the three months ended May 31, 2002 may not be indicative of results that may be expected for the full year. You should read the table below in conjunction with our consolidated financial statements and accompanying notes beginning on page E-1 in Annex E and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Circuit City Stores, Inc.” included on page 125 in this proxy statement/prospectus.

	Three Months Ended May 31,		Year Ended February 28 or 29,
	2002	2001	2002	2001	2000	1999	1998
	(In thousands, except per share data)
RESULTS OF OPERATIONS
Net sales and operating revenues	$3,119,807	$2,749,621	$13,107,871	$13,205,087	$12,790,795	$10,942,887	$8,942,839
Cost of sales, buying and warehousing	2,488,554	2,183,268	10,366,196	10,381,439	9,928,238	8,486,649	6,899,175
Appliance exit costs	—	—	10,000	28,326	—	—	—

Gross profit	631,253	566,353	2,731,675	2,795,322	2,862,557	2,456,238	2,043,664

Selling, general and administrative expenses	583,925	535,994	2,372,941	2,514,912	2,309,593	2,086,838	1,815,275
Appliance exit costs	—	—	—	1,670	—	—	—
Interest expense	1,026	2,992	5,839	19,383	24,206	28,319	26,861

Total expenses	584,951	538,986	2,378,780	2,535,965	2,333,799	2,115,157	1,842,136

Earnings from continuing operations before income taxes	46,302	27,367	352,895	259,357	528,758	341,081	201,528
Provision for income taxes	18,320	10,400	134,100	98,555	200,928	129,611	76,581

Earnings from continuing operations	27,982	16,967	218,795	160,802	327,830	211,470	124,947

Discontinued operations:
Loss from discontinued operations of Divx, less income tax benefit	—	—	—	—	(16,215)	(68,546)	(20,636)
Loss on disposal of Divx, less income tax benefit	—	—	—	—	(114,025)	—	—

Loss from discontinued operations	—	—	—	—	(130,240)	(68,546)	(20,636)

Net earnings	27,982	16,967	$218,795	$160,802	$197,590	$142,924	$104,311

Net earnings (loss) attributed to:
Circuit City group stock:
Continuing operations	$17,466	$10,135	$190,799	$149,247	$327,574	$216,927	$132,710
Discontinued operations	—	—	—	—	(130,240)	(68,546)	(20,636)
CarMax group stock	10,516	6,832	27,996	11,555	256	(5,457)	(7,763)

	$27,982	$16,967	$218,795	$160,802	$197,590	$142,924	$104,311

Net earnings (loss) per share attributed to:
Circuit City group stock basic:
Continuing operations	$0.08	$0.05	$0.93	$0.73	$1.63	$1.09	$0.68
Discontinued operations	—	—	—	—	(0.65)	(0.34)	(0.11)

Net earnings	$0.08	$0.05	$0.93	$0.73	$0.98	$0.75	$0.57

Circuit City group stock diluted:
Continuing operations	$0.08	$0.05	$0.92	$0.73	$1.60	$1.08	$0.67
Discontinued operations	—	—	—	—	(0.64)	(0.34)	(0.10)

Net earnings	$0.08	$0.05	$0.92	$0.73	$0.96	$0.74	$0.57

CarMax group stock basic	$0.28	$0.26	$0.87	$0.45	$0.01	$(0.24)	$(0.35)

CarMax group stock diluted	$0.27	$0.25	$0.82	$0.43	$0.01	$(0.24)	$(0.35)

	As of May 31,		As of February 28 or 29,
	2002	2001	2002	2001	2000	1999	1998
	(In thousands)
BALANCE SHEET DATA
Working capital	$2,146,034	$1,587,868	$2,011,384	$1,555,580	$1,536,456	$1,430,710	$1,240,523
Total assets	4,597,096	3,814,747	4,539,386	3,871,333	3,955,348	3,445,266	3,231,701
Long-term debt (including current installments)	215,836	248,250	116,137	248,525	426,585	429,292	425,593
Total liabilities	1,824,663	1,435,424	1,804,948	1,514,850	1,813,174	1,540,136	1,501,662
Total stockholders’ equity	2,772,433	2,379,323	2,734,438	2,356,483	2,142,174	1,905,130	1,730,039

CARMAX, INC.
SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following information is only a summary, and you should read it together with the more detailed financial information for CarMax, Inc. included elsewhere in this document.

The table below presents selected historical consolidated financial information of CarMax, Inc. which has been adjusted to show the historical financial condition and results of operations of CarMax, Inc. as though CarMax, Inc. were a separate company as of the dates and for the periods presented. This selected historical consolidated financial data includes the effect of the businesses, assets and liabilities of Circuit City Stores that constituted the CarMax group. The assets and liabilities of CarMax, Inc. will be accounted for at the historical value carried by Circuit City Stores prior to the separation.

We have derived the following selected historical consolidated financial information as of February 28 or 29, 1998 through 2002 and for each of the five fiscal years ended February 28 or 29, 1998 through 2002 from financial statements of CarMax, Inc. for those years. Those financial statements have been audited by KPMG LLP, independent auditors. We have derived the selected historical consolidated financial information as of May 31, 2002 and 2001 and for the three months ended May 31, 2002 and 2001 from CarMax, Inc. unaudited financial statements relating to those periods. In our opinion, those unaudited financial statements reflect all adjustments (consisting only of normal, recurring adjustments) necessary for a fair presentation of the data for those periods. CarMax’s results of operations for the three months ended May 31, 2002 may not be indicative of results that may be expected for the full year.

You should read the selected historical consolidated financial information provided below in conjunction with CarMax’s historical consolidated financial statements and accompanying notes beginning on page D-1 in Annex D and the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CarMax, Inc.” beginning on page 77 under “Information about CarMax.”

	Three Months Ended May 31,		Year Ended February 28 or 29,
	2002	2001	2002	2001	2000	1999	1998
	(In thousands, except sales change and number of stores data)
RESULTS OF OPERATIONS
Net sales and operating revenues	$1,001,564	$879,000	$3,518,068	$2,747,050	$2,191,389	$1,598,717	$946,248
Cost of sales	883,661	775,040	3,114,365	2,417,291	1,951,024	1,426,451	872,741

Gross profit	117,903	103,960	403,703	329,759	240,365	172,266	73,507

Selling, general and administrative expenses	68,550	58,550	252,289	244,167	228,200	204,422	127,822
Interest expense	1,026	2,551	4,958	12,110	10,362	6,393	1,789

Total expenses	69,576	61,101	257,247	256,277	238,562	210,815	129,611

Earnings (loss) before income taxes	48,327	42,859	146,456	73,482	1,803	(38,549)	(56,104)
Income tax provision (benefit)	19,089	16,287	55,654	27,918	685	(15,035)	(21,881)

Net earnings (loss)	$29,238	$26,572	$90,802	$45,564	$1,118	$(23,514)	$(34,223)

OTHER DATA
Percentage sales change from prior comparable period:
Total	14%	27%	28%	25%	37%	69%	50%
Comparable stores	11%	27%	28%	17%	2%	(2)%	6%
Number of stores at fiscal period end	40	40	40	40	40	31	18

	As of May 31,		As of February 28 or 29,
	2002	2001	2002	2001	2000	1999	1998
	(In thousands)
BALANCE SHEET DATA
Working capital	$462,147	$307,585	$354,311	$266,970	$229,547	$259,200	$177,028
Total assets	830,218	795,402	720,222	710,953	675,495	571,198	448,322
Long-term debt (including current installments)	155,324	213,916	78,608	191,208	212,866	140,970	27,386
Total liabilities	312,802	374,469	234,743	319,450	330,506	230,783	88,376
Total equity	517,416	420,933	485,479	391,503	344,989	340,415	359,946

CIRCUIT CITY GROUP
SELECTED HISTORICAL FINANCIAL INFORMATION

The following information is only a summary, and you should read it together with the more detailed financial information for Circuit City Stores, Inc. included elsewhere in this document.

We derived the following selected historical financial information as of February 28 or 29, 1998 through 2002 and for each of the five fiscal years ended February 28 or 29, 1998 through 2002 from our financial statements for the Circuit City group for those years. Those financial statements have been audited by KPMG LLP, independent auditors. KPMG LLP’s reports on the Circuit City group include a qualification related to the effect of not consolidating the CarMax group with the Circuit City group as required by accounting principles generally accepted in United States of America. We have derived the selected historical consolidated financial information as of May 31, 2002 and 2001 and for the three months ended May 31, 2002 and 2001 from our unaudited financial statements for the Circuit City group relating to those periods. In our opinion, those unaudited financial statements reflect all adjustments (consisting only of normal, recurring adjustments) necessary for a fair presentation of the data for those periods. The Circuit City group’s results of operations for the three months ended May 31, 2002 may not be indicative of results that may be expected for the full year.

You should read the table below in conjunction with the historical consolidated financial statements of Circuit City Stores, Inc. and accompanying notes beginning on page E-1 in Annex E, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Circuit City Stores, Inc.” included in this proxy statement/prospectus on page 125 and the financial statements and related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Circuit City group incorporated by reference in this proxy statement/prospectus.

	Three Months Ended May 31,		Year Ended February 28 or 29,
	2002	2001	2002	2001	2000	1999	1998
	(In thousands)
RESULTS OF OPERATIONS
Net sales and operating revenues	$2,118,243	$1,870,621	$9,589,803	$10,458,037	$10,599,406	$9,344,170	$7,996,591
Cost of sales, buying and warehousing	1,604,893	1,408,228	7,251,831	7,964,148	7,977,214	7,060,198	6,026,434
Appliance exit costs	—	—	10,000	28,326	—	—	—

Gross profit	513,350	462,393	2,327,972	2,465,563	2,622,192	2,283,972	1,970,157

Selling, general and administrative expenses	515,375	477,444	2,120,652	2,270,745	2,081,393	1,882,416	1,687,453
Appliance exit costs	—	—	—	1,670	—	—	—
Interest expense	—	441	881	7,273	13,844	21,926	25,072

Total expenses	515,375	477,885	2,121,533	2,279,688	2,095,237	1,904,342	1,712,525

(Loss) earnings from continuing operations before income taxes and income attributed to the reserved CarMax group shares	(2,025)	(15,492)	206,439	185,875	526,955	379,630	257,632
Income taxes (benefit) provision	(769)	(5,887)	78,446	70,637	200,243	144,646	98,462

(Loss) earnings from continuing operations before income attributed to the reserved CarMax group shares	(1,256)	(9,605)	127,993	115,238	326,712	234,984	159,170
Net earnings (loss) attributed to the reserved CarMax group shares	18,722	19,740	62,806	34,009	862	(18,057)	(26,460)

Net earnings from continuing operations	17,466	10,135	190,799	149,247	327,574	216,927	132,710

Discontinued operations:
Loss from discontinued operations of Divx, less income tax benefit	—	—	—	—	(16,215)	(68,546)	(20,636)
Loss on disposal of Divx, less income tax benefit	—	—	—	—	(114,025)	—	—

Loss from discontinued operations	—	—	—	—	(130,240)	(68,546)	(20,636)

Net earnings	$17,466	$10,135	$190,799	$149,247	$197,334	$148,381	$112,074

	As of May 31,		As of February 28 or 29,
	2002	2001	2002	2001	2000	1999	1998
	(In thousands)
BALANCE SHEET DATA
Working capital	$1,683,887	$1,280,283	$1,657,073	$1,288,610	$1,306,909	$1,171,510	$1,063,481
Total assets	4,100,520	3,331,046	4,133,197	3,452,559	3,537,388	3,134,826	3,061,618
Long-term debt (including current installments)	60,512	34,334	37,529	57,317	213,719	288,322	398,207
Total liabilities	1,514,305	1,060,955	1,572,852	1,195,400	1,482,668	1,309,353	1,413,286
Group net worth	2,586,215	2,270,091	2,560,345	2,257,159	2,054,720	1,825,473	1,648,332

CARMAX, INC.
SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following information is only a summary and you should read it together with the unaudited pro forma consolidated financial statements of CarMax, Inc., including the related notes, included in Annex C.

The following selected unaudited pro forma consolidated financial information of CarMax, Inc. gives effect to:

•
the special dividend of $28.4 million to be paid on the separation date to Circuit City Stores by CarMax in recognition of Circuit City Stores’ continuing contingent liability on 23 leases assigned by Circuit City Stores to a subsidiary of CarMax (see page 41 for additional information regarding the special dividend),

•	new financing arrangements for CarMax (for additional information on new financing arrangements, see “Treatment of Indebtedness and Post-Separation Financing Arrangement” on page 38),

•
an expected 10% mark-up for general and administrative costs and shared services that are currently allocated at cost to the CarMax group from Circuit City Stores, Inc., which may not be the same services to be provided by Circuit City Stores to CarMax after the separation, and

•	the payment of certain costs and expenses incurred by CarMax in connection with the CarMax Separation.

The selected unaudited pro forma consolidated financial information has been derived from, or prepared on a basis consistent with, the unaudited pro forma consolidated financial statements of CarMax, Inc., including the notes thereto, included in Annex C. We have presented this information for illustrative purposes only and it is not necessarily indicative of the results of operations or financial position that would have occurred had the separation and related transactions taken place at the beginning of each period presented or on the dates indicated, nor is it necessarily indicative of the future operating results or financial position of CarMax, Inc.

(Amounts in thousands, except per share data)	Three Months Ended or as of May 31, 2002	Year Ended February 28, 2002
STATEMENT OF EARNINGS INFORMATION:
Net sales and operating revenues	$1,001,564	$3,518,068
Net earnings	$29,167	$88,884
Net earnings per share:
Basic	$0.28	$0.87
Diluted	$0.28	$0.85
BALANCE SHEET INFORMATION:
Total assets	$779,483
Capitalization:
Long-term obligations	$111,630
Equity	483,316

Total capitalization	$594,946

CIRCUIT CITY STORES, INC.
SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following information is only a summary and you should read it together with the unaudited pro forma consolidated financial statements of Circuit City Stores, Inc., including the related notes, included in Annex C.

The following selected unaudited pro forma consolidated financial information of Circuit City Stores, Inc. gives effect to:

•	the separation of CarMax, which we will account for as a discontinued operation,

•
the special dividend of $28.4 million to be paid on the separation date by CarMax to Circuit City Stores in recognition of Circuit City Stores’ continuing contingent liability on 23 leases assigned by Circuit City Stores to a subsidiary of CarMax, (see page 41 for additional information regarding the special dividend),

•
an expected 10% mark-up for general and administrative costs and shared services that are currently allocated at cost to CarMax, Inc. from Circuit City Stores, Inc. which may not be the same services to be provided by Circuit City Stores to CarMax after the separation, and

•	the distribution of CarMax, Inc. common stock to the holders of CarMax Group Common Stock and Circuit City Group Common Stock.

The selected unaudited pro forma consolidated financial information has been derived from, or prepared on a basis consistent with, the unaudited pro forma consolidated financial statements of Circuit City Stores, Inc., including the notes thereto, included in Annex C. We have presented this information for illustrative purposes only, and it is not necessarily indicative of the results of operations or financial position that would have occurred had the separation and related transactions taken place at the beginning of each period presented or on the dates indicated, nor is it necessarily indicative of the future operating results or financial position of Circuit City Stores, Inc.
(Amounts in thousands, except per share data)	Three Months Ended or as of May 31, 2002	Year Ended February 28, 2002
STATEMENT OF EARNINGS INFORMATION:
Net sales and operating revenues	$2,118,243	$9,589,803
Net (loss) earnings	(1,217)	$128,191
Net (loss) earnings per share:
Basic	$(0.01)	$0.62
Diluted	$(0.01)	$0.62
BALANCE SHEET INFORMATION:
Total assets	$3,797,722
Capitalization:
Long-term obligations (excluding current installments)	$161,242
Equity	2,283,417

Total capitalization	$2,444,659

RISK FACTORS

You should carefully consider each of the following risks and uncertainties associated with CarMax and the ownership of CarMax, Inc. common stock or associated with Circuit City Stores and the ownership of Circuit City common stock, as well as all of the other information set forth in this document or incorporated by reference into this document.

Risk Factors Relating to the Separation

After the separation CarMax may not be able to obtain suitable financing as a stand-alone entity.

Before the separation, a substantial portion of CarMax’s operations were financed by Circuit City Stores, CarMax’s parent. After the separation, CarMax will be required to raise capital on a stand-alone basis without the benefit of Circuit City Stores’ financial strength and income generating potential. Although one of the purposes of the separation is to permit CarMax to achieve what its management believes is the most appropriate capital structure for its businesses, there can be no assurance that this will be achieved, and the risk therefore exists that CarMax may not be able to secure adequate debt or equity financing on desirable terms. If future developments in the capital markets adversely affect the automotive retailing industry, CarMax will not have the benefit of Circuit City Stores’ consolidated financial strength or size to support its capital needs.

After the separation, CarMax’s access to and cost of debt financing may be different from the historical access to and cost of debt financing of Circuit City Stores. Differences in access to and cost of debt financing may result in differences in the interest rate charged to CarMax on financings, as well as the amounts of indebtedness, types of financing structures and debt markets that may be available to CarMax.

The historical financial information of the CarMax group may not be representative of the results of CarMax, Inc. as an independent entity, and, therefore, may not be reliable as an indicator of its historical or future results.

The historical financial information included in this document may not reflect what CarMax’s results of operations, financial position and cash flows would have been had CarMax been an independent entity for the periods presented. Because the financial information included in this document reflects allocations for services provided to the CarMax group by Circuit City Stores, these allocations may not reflect the costs CarMax would have incurred for similar or incremental services as an independent entity. In addition, the historical financial information included in this document does not reflect transactions that have occurred since May 31, 2002 or that are expected to occur in connection with the separation. This historical financial information also may not be reliable as an indicator of future results.

After the separation, Circuit City common stock may be removed from certain stock indices or Circuit City common stock or CarMax, Inc. common stock may fail to meet the investing guidelines of institutional investors, which may negatively affect the price of Circuit City common stock or CarMax, Inc. common stock and impair Circuit City Stores’ or CarMax’s ability to raise capital through the sale of common stock.

Some of the holders of Circuit City Group Common Stock are index funds tied to the Standard & Poor’s 500 Index or other stock indices, or are institutional investors bound by various investing guidelines. Companies are generally selected for stock indices, and in some cases selected by institutional investors, based on factors such as market capitalization, industry, trading liquidity and financial condition. The separation will reduce Circuit City Stores’ market capitalization. As a result, Circuit City common stock could be removed from one or more stock indices, including the Standard & Poor’s 500 Index. In addition, Circuit City common stock or CarMax, Inc. common stock that the holders of Circuit City Group Common Stock would receive in the separation may not meet the investing guidelines of some institutional investors. Consequently, these index funds and institutional investors may be required to sell the CarMax, Inc. common stock that they receive in the separation or the Circuit City common stock. A sufficient number of buyers may not be available in the market to absorb these potential sales. Consequently, the stock price of Circuit City common stock or CarMax, Inc. common stock may fall. Any such decline could impair the ability of Circuit City Stores or CarMax to raise capital through future sales of common stock.

CarMax may not be able to engage in desirable strategic transactions and equity issuances following the separation.

Under Section 355(e) of the Internal Revenue Code, Circuit City Stores will recognize taxable gain on the separation if there are one or more acquisitions of CarMax stock representing 50% or more of CarMax stock, measured by vote or value, and the stock acquisitions are found to be part of a plan or series of related transactions that includes the separation. CarMax’s ability to issue additional equity or engage in other strategic transactions may be constrained because the issuance or acquisition of additional capital stock may cause the separation to be taxable to Circuit City Stores, and under the tax allocation agreement CarMax would be required to indemnify Circuit City Stores against that tax. For a discussion of Section 355(e) of the Internal Revenue Code, see “U.S. Federal Income Tax Consequences of the Separation” beginning on page 44.

CarMax may be unable to make the changes necessary to operate as an independent entity and may incur greater costs.

CarMax has been a wholly owned subsidiary of Circuit City Stores since CarMax’s incorporation in 1996. Following the separation, however, Circuit City Stores will have no obligation to provide financial, operational or organizational assistance to CarMax other than limited services described in the transition services agreement to be entered into between Circuit City Stores and CarMax. Without that assistance, CarMax may not be able to implement successfully the changes necessary to operate independently. CarMax also may incur increased costs relating to operating independently that would cause its cash flow and results of operations to decline materially. In addition, although CarMax may be able to participate in some of Circuit City Stores’ supplier arrangements where those arrangements permit or the vendors agree, those arrangements may not be as economically favorable as has historically been the case.

Circuit City Stores will continue to be contingently liable on certain CarMax location leases after the separation.

CarMax currently operates 23 of its sales locations pursuant to various leases under which Circuit City Stores was the original tenant and primary obligor. Prior to the separation, Circuit City Stores assigned each of these leases to CarMax. Despite the assignment and pursuant to the terms of the leases, Circuit City Stores retained contingent liability under the leases. For example, if CarMax were to fail to make lease payments under one or more of the leases, Circuit City Stores may be required to make those payments on CarMax’s behalf. In recognition of this ongoing contingent liability, CarMax has agreed to make a one-time special dividend to Circuit City Stores of approximately $28.4 million.

Circuit City Stores’ financial results may be subject to increased variability after the separation.

Circuit City Stores and CarMax operate in different industries, which are driven by distinct market dynamics and economics. CarMax’s business is sensitive to general economic conditions, consumer confidence, interest rates and credit availability. CarMax’s business is also subject to the level of personal discretionary income, although to a substantially lesser degree than the Circuit City Stores’ business. CarMax’s business is subject to seasonality, with each location experiencing more of its net sales in the first half of the fiscal year than in the second half of the year. During the fall quarter, new-model-year introductions and discounting on close-out vehicles can cause rapid depreciation of used-car prices, especially on late-model vehicles.

Circuit City Stores’ business is sensitive to trends in consumer retail spending, trends in technology and to levels of personal discretionary income. Circuit City Stores’ business also is subject to seasonality, with greater sales historically being recorded in the fourth quarter of the fiscal year than in other periods of the year because of holiday buying patterns. Seasonal fluctuations also affect Circuit City Stores’ inventory levels, since Circuit City Stores usually orders merchandise in advance of peak selling periods and sometimes before new trends are confirmed by customer purchases. Circuit City Stores must carry a significant amount of inventory, especially before the holiday season.

The diversification that is provided by operating businesses in distinct industries tends to moderate financial and operational volatility. Following the separation, that diversification will no longer exist within Circuit City Stores, and Circuit City Stores may experience increased variability and less diversification in terms of cash flow, seasonality, working capital and financing requirements.

After the separation, Circuit City Stores’ growth rate will be based on the Circuit City business only, which is expected to show only modest sales growth and limited earnings growth during fiscal 2003 and, as a mature business, is thereafter unlikely to have a growth rate comparable to CarMax, which is a developing business.

After the separation, Circuit City Stores’ growth rate will be based on the Circuit City business only, whereas before that time, the Circuit City Group Common Stock reflects the performance of the Circuit City business and a contribution from the CarMax business. For fiscal 2002, Circuit City group earnings grew 27.8%, to $190.8 million, from $149.2 million for fiscal 2001. However, for fiscal 2002, approximately one-third ($62.8 million) of the earnings of the Circuit City group were attributed to the contribution of the CarMax business. Excluding the contribution of the CarMax business, Circuit City group earnings only grew 11.1%, to $128.0 million, from $115.2 million for fiscal 2001.

Assuming relatively stable gross margins, mid-single digit comparable store sales growth, remodeling costs for approximately 300 stores and relocation costs associated with approximately 10 stores, management anticipates that the Circuit City business will produce only limited earnings growth from fiscal 2002 to fiscal 2003. While the remodeling and relocation program, which is expected to continue for some time, is being implemented, it is likely to have an adverse effect on Circuit City’s sales and earnings growth rates. Further, as a mature business, Circuit City is unlikely to have a growth rate comparable to that of CarMax, which is a developing business. Consequently, the separation will result in the higher growth portion of the consolidated business being eliminated from Circuit City Stores.
The sum of the market values of a share of Circuit City common stock and the fraction of a share of CarMax, Inc. common stock paid as a dividend on the Circuit City Group Common Stock in the separation might be less than the market value of a share of Circuit City Group Common Stock before the separation.

If we complete the separation as we currently contemplate, holders of Circuit City Group Common Stock will, after the separation, hold a combination of Circuit City common stock and CarMax, Inc. common stock. The aggregate market value of these securities could be less than the market value of Circuit City Group Common Stock before the separation. The trading price of Circuit City common stock or CarMax, Inc. common stock may decline as a result of the separation or as a result of other factors. The CarMax, Inc. common stock issued in the separation would be trading publicly for the first time. Until, and possibly even after, orderly trading markets develop for this stock, there may be significant fluctuations in price.

CarMax and Circuit City Stores may be unable to achieve all of the benefits sought by the separation.

The full strategic and financial benefits of the separation may be delayed or may never occur at all. The following are factors that may prevent CarMax and Circuit City Stores from realizing these benefits:

•
CarMax may be unable to alleviate the capital restraints imposed on it as a result of its affiliation with Circuit City Stores due to changed lending policies of banks or other lenders or because CarMax is unable to meet the financial requirements imposed by those lenders.

•
Circuit City Stores and CarMax may be unable to establish the most appropriate capital structures for their respective businesses because of credit constraints, tax implications, decreased liquidity or accessibility to debt or equity markets or contractual restraints.

•	CarMax may be unable to conduct business with the most appropriate vendors because of credit or other concerns relating to CarMax as an independent company.

For a list of the other considerations that may affect the future results of Circuit City Stores and its Circuit City and CarMax businesses, see “Special Note Regarding Forward-Looking Statements” on page 153.

Stock ownership and other economic interests could cause our directors to favor the Circuit City group over the CarMax group.

Our board of directors has a duty to act in its good faith business judgment of the best interests of Circuit City Stores, taking into consideration the interests of all common shareholders regardless of class or series. However, in general, our directors have a greater economic interest in Circuit City Group Common Stock than in CarMax Group Common Stock. The fact that the actual value of their collective interests in Circuit City Group Common Stock is greater than their collective interests in CarMax Group Common Stock and the fact that two of our directors are, and are expected to continue to be, executive officers of Circuit City Stores, could give rise to claims of conflict of interest when our board of directors makes decisions on matters where the interests of the Circuit City group and the CarMax group diverge.

Risk Factors Relating to CarMax, Inc. Common Stock

The market value of a share of CarMax, Inc. common stock received in the redemption might be less than the market value of a share of CarMax Group Common Stock before the separation.

If we complete the separation as we currently contemplate, holders of CarMax Group Common Stock will, after the separation, hold CarMax, Inc. common stock. The market value of CarMax, Inc. common stock could be less than the market value of CarMax Group Common Stock before the separation. The trading price of CarMax, Inc. common stock may decline as a result of the separation or as a result of other factors. The CarMax, Inc. common stock issued in the separation would be trading publicly for the first time. Until, and possibly even after, orderly trading markets develop for this stock, there may be significant fluctuations in price.

The market price and trading volume of CarMax, Inc. common stock may be volatile and may face negative pressure.

Before the separation, CarMax has been a wholly owned subsidiary of Circuit City Stores, and accordingly there has been no trading market for the shares of CarMax, Inc. common stock. Investors may decide to dispose of some or all of the shares of CarMax, Inc. common stock they receive in the redemption or the distribution. The action of investors who receive CarMax, Inc. common stock in the separation cannot be accurately predicted at this time, and may lead to a trading market or a market price for CarMax, Inc. common stock that is more volatile than the trading market or market price for CarMax Group Common Stock before the separation. The market price of CarMax, Inc. common stock could fluctuate significantly for many reasons, including the risks identified in this document or reasons unrelated to CarMax’s performance. These factors may result in short- or long-term negative pressure on the trading price of shares of CarMax, Inc. common stock.

Risk Factors Relating to the CarMax Business

Failure to open and operate new CarMax stores successfully could adversely affect CarMax’s future results of operations.

CarMax’s business strategy calls for the expansion of the CarMax store base to generate additional revenues without increasing overhead proportionately. CarMax expects to open approximately four to six stores in fiscal

2003 and six to eight stores in each of fiscal 2004, 2005 and 2006. CarMax cannot assure you that it will be able to open and operate new stores effectively without substantial costs, delays or operational or financial problems, including those resulting from:

•	the lack of availability of suitable store sites at reasonable costs;

•	the possibility that CarMax’s standard store prototype may not be effective in new mid-sized markets;

•	the possibility that CarMax’s satellite store prototype may not be effective in some of CarMax’s existing multi-store or mid-sized markets;

•	difficulties CarMax may encounter in obtaining necessary additional capital; and

•	difficulties CarMax may encounter in attracting and retaining additional qualified personnel.

These factors could have a material adverse effect on the expansion of the CarMax store base and, as a result, CarMax’s future operating results.

CarMax operates in a highly competitive industry and new entrants to the industry could adversely affect CarMax’s business.

Automotive retailing in the United States is highly competitive. In the used-vehicle market, CarMax competes with existing franchised and independent dealers, rental companies and private parties. CarMax believes that companies could decide to enter the market because of the potential for high sales volume per location as well as the fragmentation and the relatively high gross margins that exist in the industry. In addition, many franchised new-car dealerships have increased their focus on the used-vehicle market in recent years. Part of CarMax’s business strategy is to position CarMax as a low-price, low-cost operator in the industry. However, increased competition, particularly from new entrants adopting non-traditional selling methods similar to those that CarMax uses, may result in increased wholesale costs for used cars and lower-than-expected retail sales prices and margins.

The inability to obtain funding through sale-leaseback transactions, securitization facilities or other sources may adversely affect CarMax and CarMax’s expansion plans.

CarMax will continue to need substantial capital to fund the opening and operation of new CarMax stores. Most of CarMax’s capital expenditures have been funded through sale-leaseback transactions and allocated short- and long-term debt. In addition, CarMax finances automobile installment loan receivables through asset securitization facilities. CarMax’s ability to continue undertaking both sale-leaseback and securitization transactions, and to do so on economically favorable terms, depends in large part on factors that are beyond CarMax’s control. These factors include:

•	conditions in the securities and finance markets generally;

•	prevailing interest rates; and

•	conditions in the markets for securitized instruments and lease financings.

Any reduction in inventory availability or increase in inventory costs that are not reflected in retail market prices would adversely affect CarMax’s business.

CarMax acquires a significant proportion of its used-vehicle inventory through CarMax’s appraisal process and through auctions. To a lesser extent, CarMax also acquires used vehicles from wholesalers, franchised and independent dealers and fleet owners, such as leasing companies and rental companies. CarMax may not be able to obtain sufficient inventory to meet its needs, at least not at comparable costs, if competitive pressures increase as a result of new entrants to the used-car market or if changes occur in the type or proportion of used vehicles that are sold through these sources. A reduction in the availability of inventory from these sources or an increase in inventory costs that cannot be reflected in retail market prices would adversely affect CarMax’s business.

If CarMax cannot dispose of vehicles acquired through the appraisal process at prices that allow CarMax to recover its costs, CarMax’s profitability will be adversely affected.

Because more than half of the cars CarMax purchases through the appraisal process fail to meet CarMax’s retail quality standards, CarMax sells these vehicles through CarMax’s own onsite wholesale auctions. CarMax cannot assure you that the sales prices CarMax receives at these auctions will be sufficient to cover the prices CarMax paid for these vehicles or that the auctions will not be interrupted by adverse economic conditions or be affected by a reduction in, or the diminished purchasing ability of, attendees at the auctions.

Aggressive discounting by new-car manufacturers may adversely affect CarMax’s results of operations.

Aggressive discounting by manufacturers of new cars may result in lower retail sales prices and margins for used vehicles. Discounting typically occurs or intensifies in the Fall during the close-out of prior year models. CarMax’s inventory includes a significant proportion of late-model used vehicles that are particularly affected by this discounting. As a result, aggressive or prolonged discounting by manufacturers may adversely affect CarMax’s results of operations for the periods in which it occurs.

General economic conditions and the local nature of automobile sales may adversely affect CarMax’s business.

The automotive retail industry, particularly the new-vehicle market, historically has experienced periodic downturns characterized by oversupply and weak demand. Many factors affect the industry, including general economic conditions, consumer confidence, the level of personal discretionary income, interest rates and credit availability. CarMax cannot assure you that the industry will not experience sustained periods of decline in vehicle sales in the future. Any decline could have an adverse effect on CarMax’s business.

Economic, competitive and other conditions at regional and local levels also affect the performance of CarMax’s stores. CarMax’s stores are currently located in California, Florida, Georgia, Illinois, Indiana, Maryland, North Carolina, South Carolina, Tennessee, Texas, Virginia and Wisconsin. Adverse changes, such as price-cutting by dealers or a general economic downturn, affecting some or all of the markets in these states or the new markets CarMax enters, could adversely affect CarMax’s business, although the automotive retail industry as a whole might not be affected.

A decrease in the quality of the CarMax finance operation’s contract portfolio or the availability of credit for CarMax’s customers could lead to a decrease in CarMax’s vehicle sales and profitability.

Payments on some of the installment sales contracts originated by CarMax’s finance operation become delinquent from time to time and some contracts end up in default. CarMax cannot assure you that the current credit performance of the CarMax finance operation’s customers will be maintained or that general economic conditions will not worsen and lead to higher rates of delinquency and default. A general decline in the quality of CarMax’s contract portfolio could lead CarMax to reduce the credit available through CarMax’s finance operation. A reduction in the availability of credit could adversely affect CarMax’s sales and profitability. In particular, if one or more of CarMax’s non-prime financing sources become unavailable to provide credit to CarMax’s customers, CarMax may sell fewer used vehicles, which would adversely affect CarMax’s earnings.

CarMax cannot guarantee that all of its franchise agreements will be renewed or that the terms of the renewals will be favorable to CarMax.

Each of CarMax’s new-vehicle locations operates pursuant to a franchise agreement with the applicable manufacturer or authorized distributor. These franchise agreements, compliance with which is closely monitored by the manufacturers, impose various requirements on CarMax. Each of CarMax’s franchise agreements provides for termination or non-renewal for a variety of causes, including any unapproved change of ownership or management of CarMax’s subsidiary that entered into the agreement and other material breaches of the agreement. CarMax cannot guarantee that all of these franchise agreements will be renewed or that the terms of the renewals will be favorable to CarMax.

Adverse conditions affecting one or more automobile manufacturers may negatively impact CarMax’s new-vehicle operations.

CarMax currently operates new-car dealerships under franchise agreements with DaimlerChrysler, Mitsubishi, Nissan, Toyota, Ford and General Motors. Events such as labor disputes and other production disruptions or negative publicity affecting a particular manufacturer or vehicle model could adversely affect these new-vehicle operations. In addition, the late delivery of vehicles from a manufacturer, which may occur particularly during periods when new products are being introduced, can reduce CarMax’s sales of new vehicles.

Manufacturer awards of additional franchises in CarMax’s markets could adversely affect CarMax’s new-vehicle sales and profitability.

CarMax’s franchise agreements do not give CarMax the exclusive right to sell a manufacturer’s products within a given geographic area. CarMax’s new-vehicle sales and profitability could be adversely affected if any of CarMax’s manufacturers awards franchises to others in the markets where CarMax operates.

Compliance with environmental and other governmental regulations may result in significant additional costs to CarMax.

CarMax is subject to a wide range of federal, state and local laws and regulations, such as local licensing requirements and consumer protection laws. These laws regulate, among other things, the manner in which CarMax conducts business, including advertising, sales and consumer lending practices. Violation of these laws and regulations could result in civil and criminal penalties being levied against CarMax or could result in a cease and desist order being issued for operations that are not in compliance. Future laws and regulations may be more stringent and require CarMax to incur significant additional costs.

CarMax’s business involves the use and disposal of hazardous or toxic materials and the operation and removal of aboveground and underground storage tanks. As a result, CarMax is subject to federal, state and local laws and regulations governing the handling, storage and disposal of these materials as well as wastewater discharges, air emissions and the cleanup of contaminated property or water. CarMax may be required by these laws to pay the full amount of the costs of investigation and/or cleanup of contaminated properties, even if CarMax were not at fault for disposal of the materials or if disposal were legal at the time. Compliance with new laws and regulations, stricter interpretations of existing laws and regulations or the discovery of contamination at CarMax’s existing or future store locations could require CarMax to incur significant additional costs.

Risk Factors Relating to the Circuit City Business

Failure to successfully implement sales and profitability improvement programs for the Circuit City Superstores could mean unsatisfactory results in this business.

Circuit City Stores focuses significant attention on programs to improve the sales and profitability of its Circuit City business, which declined in portions of the last two fiscal years. Circuit City Stores reported losses for the Circuit City business for the third quarter of fiscal 2001, for the first two quarters and first nine months of fiscal 2002 and for the first quarter of fiscal 2003. During fiscal 2001, Circuit City exited the appliance business and also began remodeling its Superstores using designs it believes offers better product placements and a more contemporary shopping experience. In July 2001, Circuit City introduced a new marketing campaign. In addition, Circuit City continues to improve its sales counselor training and implement customer service enhancements and process improvements. Circuit City Stores cannot assure you that it will be able to implement these programs effectively or that they will result in the financial improvement to the extent that Circuit City Stores anticipates. There are various risks associated with them, including the following:

•	the remodeling process for each store may disrupt sales until it is completed;

•
the remodels are capital intensive, with expenditures of $130 million on remodeling of approximately 300 stores and relocations of approximately 10 stores anticipated for fiscal 2003 activity, and Circuit City may not be able to achieve its expected return on investment;

•	the remodels may not be effective in achieving Circuit City’s goal of providing the customer with a more desirable shopping experience;

•	the marketing campaign may not be effective in increasing the amount of foot traffic in the stores; and

•	Circuit City’s training programs may not be successful or its sales counselors may not accomplish the strong customer service delivery Circuit City needs.

These factors could result in unsatisfactory results for the Circuit City business or delays or additional costs in implementing Circuit City’s plans to improve sales and profitability.

Circuit City operates in a highly competitive industry and continued strong performance by its competitors could adversely affect its business.

The consumer electronics industry is highly competitive. Circuit City’s competitors include large specialty, discount or warehouse retailers as well as local, regional and non-brick-and-mortar retailers. Because of the strong performance by some of Circuit City’s competitors, they may be better able to discount aggressively and sustain these discounts for longer periods of time. This price competition could adversely affect Circuit City’s business to a greater degree than it affects Circuit City’s competitors’ businesses.

Circuit City’s industry is sensitive to trends in consumer retail spending, both in general and in its product categories, and negative trends have affected and could in the future adversely affect the Circuit City business.

Circuit City’s business has been adversely affected by a general slowdown in consumer spending and an industry-wide softening in the desktop personal computer business. Both of these trends continued in fiscal 2002, adversely affecting Circuit City Stores’ results. In addition, trends in consumer retail spending have caused fluctuations in Circuit City’s inventory, which, if not managed effectively, could adversely affect working capital.

THE SPECIAL MEETING

This proxy statement/prospectus is being furnished in connection with the solicitation by the board of directors of Circuit City Stores of proxies for use at the special meeting of Circuit City Stores shareholders.

Proposals to Be Considered at the Special Meeting

At the special meeting, holders of Circuit City Group Common Stock and CarMax Group Common Stock will be asked to consider and vote upon the following proposals:

•
The CarMax Separation Proposal—a proposal to approve the separation of the CarMax group from Circuit City Stores in the manner contemplated in the separation agreement, including a special dividend of $28.4 million to be paid by CarMax, Inc. to Circuit City Stores on the separation date and including the payment by CarMax, Inc. of the costs of the CarMax Separation, which are estimated to be $8 million, by means of the redemption of the CarMax Group Common Stock in exchange for shares of CarMax, Inc. common stock and the distribution of shares of CarMax, Inc. common stock as a pro-rata dividend on the Circuit City Group Common Stock, all as described in this proxy statement/prospectus. Approval would include authorization of the Separation Amendment, which would amend Circuit City Stores’ articles of incorporation to provide that CarMax, Inc. common stock will be exchanged for CarMax Group Common Stock in the redemption, and to reduce from 30 to 10 trading days the minimum number of days required to give notice of the redemption to holders of CarMax Group Common Stock. The text of this Separation Amendment is set forth in Annex A.

•
The Clean-Up Amendment Proposal—a proposal to authorize the Clean-Up Amendment, which would amend Circuit City Stores’ articles of incorporation to remove the provisions in the articles of incorporation that provide for the two currently outstanding series of Circuit City’s common stock—the Circuit City Group Common Stock and the CarMax Group Common Stock—with language providing for a single class of common stock not issuable in series, and to redesignate the Circuit City Group Common Stock as “Common Stock” of Circuit City Stores. The Clean-Up Amendment would be effective immediately after the separation. The text of this Clean-Up Amendment is set forth in Annex B.

•	A proposal to approve the CarMax, Inc. Annual Performance-Based Bonus Plan, a copy of which is set forth in Annex H.

•	A proposal to approve the CarMax, Inc. 2002 Stock Incentive Plan, a copy of which is set forth in Annex I.

•	A proposal to approve the CarMax, Inc. 2002 Non-employee Directors Stock Incentive Plan, a copy of which is set forth in Annex J.

The Clean-Up Amendment Proposal and the proposals to approve the Annual Performance-Based Bonus Plan, 2002 Stock Incentive Plan and 2002 Non-employee Directors Stock Incentive Plan will not be brought before the shareholders at the special meeting unless shareholders first approve the CarMax Separation Proposal.

Record Date and Voting Rights

Circuit City Stores’ board of directors established the close of business on July 22, 2002 as the record date for determining the holders of Circuit City Group Common Stock and CarMax Group Common Stock entitled to notice of and to vote at the special meeting. On the record date, 209,938,194 shares of Circuit City Group Common Stock and 37,114,828 shares of CarMax Group Common Stock were outstanding and entitled to vote. With respect to the CarMax Separation Proposal and the Clean-Up Amendment Proposal, the holders of Circuit City Group Common Stock and CarMax Group Common Stock will vote both as separate groups and together as a single group at the meeting. With respect to each of the CarMax benefit plan proposals, the holders of Circuit City Group Common Stock and CarMax Group Common Stock will vote together as a single group. Each outstanding share of Circuit City Group Common Stock entitles the holder to one vote when voting separately as well as when voting together as a single group with the holders of CarMax Group Common Stock. Each outstanding share of CarMax Group Common Stock entitles the holder to one vote when voting separately and to 1.131 votes when voting together as a single group with the holders of Circuit City Group Common Stock. The total number of votes that may be cast at the special meeting by:

•	holders of Circuit City Group Common Stock, when voting separately, is 209,938,194;

•	holders of CarMax Group Common Stock, when voting separately, is 37,114,828; and

•	holders of Circuit City Group Common Stock and CarMax Group Common Stock, when voting together as a single group, is 251,915,064;

in each case based on shares outstanding on the record date. The voting rights of the CarMax Group Common Stock when voting together with Circuit City Group Common Stock have been determined from the recent market values of the CarMax Group Common Stock and the Circuit City Group Common Stock in accordance with the formula set forth in Circuit City Stores’ articles of incorporation. When holders of Circuit City Group Common Stock and holders of CarMax Group Common Stock vote together as a single voting group, holders of Circuit City Group Common Stock will be entitled to a total of 209,938,194 votes, representing 83.34% of the total vote, and holders of CarMax Group Common Stock will be entitled to a total of 41,976,870 votes, representing 16.66% of the total vote.

Under the rules of the NYSE, brokers who hold shares in “street name” for customers are precluded from exercising their voting discretion with respect to the approval of non-routine matters, such as the CarMax Separation Proposal, the Clean-Up Amendment Proposal and the proposals concerning the CarMax benefit plans. Therefore, without specific instructions from the beneficial owner of such shares, brokers may not vote those shares at the special meeting. Your broker will vote your shares only if you direct your broker regarding how to vote your shares by following the instructions provided to you by your broker.

Because the required vote for the adoption of the CarMax Separation Proposal and the Clean-Up Amendment Proposal is based on a percentage of the shares outstanding, abstentions and broker non-votes will have the same effect as a vote against the proposals. Conversely, since the required vote for approval of each of the benefit plan proposals is based on the number of votes cast at the special meeting, abstentions and broker non-votes will not affect the outcome of those proposals.

Voting of Shares Held in Employee Stock Purchase Plans

Participants in the 1984 Circuit City Stores, Inc. Employee Stock Purchase Plan will receive a request for voting instructions for the shares of Circuit City Group Common Stock held on each participant’s behalf by Computershare Trust Co., Inc., as service provider for that plan. Participants in the 1997 Employee Stock Purchase Plan for CarMax Group Employees also will receive a request for voting instructions for the shares of CarMax Group Common Stock held on each participant’s behalf by Computershare, as service provider for that plan. Voting instructions should be returned, properly executed, in the envelope provided. Computershare will vote in accordance with participants’ instructions. If a participant does not return his or her voting instructions, Computershare will vote those shares in accordance with recommendations of the Circuit City Stores board of directors and in accordance with NYSE rules.

Quorum

A majority of the total votes entitled to be cast at the special meeting constitutes a quorum. When the holders of Circuit City Group Common Stock and CarMax Group Common Stock vote as separate groups, a quorum must exist with respect to each group. If a share is represented for any purpose at the meeting, it is deemed to be present for quorum purposes and for all other matters as well. Abstentions and shares held of record by a broker or its nominee, which we refer to as “broker shares,” that are voted on any matter are included in determining the number of votes present or represented at the meeting. Broker shares that are not voted on any matter at the meeting will not be included in determining whether a quorum is present at the meeting.

Solicitation of Proxies

In addition to the solicitation of proxies by mail, Circuit City Stores’ officers and regular employees, without compensation other than regular compensation, may solicit proxies by telephone, electronic means and personal interviews. Circuit City Stores also has retained Morrow & Co., Inc. to assist in the solicitation of proxies of shareholders whose shares are held in street name by brokers, banks and other institutions at an approximate cost of $10,000 plus out-of-pocket expenses. CarMax will bear the cost of all solicitation.

Voting Proxies

You may vote your proxy by marking, signing and dating your proxy card and returning it in the enclosed postage-paid envelope. A proxy, if executed and not revoked, will be voted FOR the proposals set forth in this proxy statement/prospectus, unless it contains specific instructions to the contrary, in which event it will be voted in accordance with those instructions.

If your shares are held in “street name” by your broker, do not follow the above instructions. Rather, follow the separate instructions provided by your broker.

If necessary, unless you have indicated on your proxy card that you wish to vote against one or more of the proposals, your proxy may be voted in favor of any motion in respect of an adjournment of the special meeting to a later date in order to solicit and obtain sufficient votes for any of the proposals.

Revocation of Proxies

If you are a shareholder of record, you may revoke your proxy or change your vote at any time before it is voted at the special meeting by:

•	completing and mailing to us another proxy card dated later than your last proxy;

•	submitting a written revocation to the secretary of Circuit City Stores, Inc. at 9950 Mayland Drive, Richmond, Virginia 23233; or

•	appearing in person and voting at the special meeting.

If your shares are held in “street name” by your broker, you may revoke your proxy or change your vote only by following the separate instructions provided by your broker.

In order to vote in person at the special meeting, shareholders of record must attend the meeting and cast their votes in accordance with the voting provisions established for the special meeting. Attendance at the special meeting without voting in accordance with the voting procedures will not in and of itself revoke a proxy. If your broker holds your shares and you want to attend the special meeting, please bring to the special meeting a letter from your broker identifying you as the beneficial owner of the shares and authorizing you to vote.

PROPOSAL ONE:    THE CARMAX SEPARATION PROPOSAL

General

The holders of the Circuit City Group Common Stock and the CarMax Group Common Stock are being asked to consider and approve the CarMax Separation Proposal which, if approved, would allow Circuit City Stores to separate the CarMax group from the rest of Circuit City Stores. The CarMax Group Common Stock is intended to reflect the separate performance of the CarMax business and its related operations. As a result of the separation, all the businesses, assets and liabilities of the CarMax group would be held by CarMax, Inc., currently a wholly owned subsidiary of Circuit City Stores, which would then be an independent, separately traded public company.

Circuit City Stores and CarMax, Inc. have entered into a separation agreement dated May 21, 2002. The separation agreement sets forth the terms of the proposed separation, including any necessary transfers of assets and liabilities required at the time of the separation and including any subsequent transfer to CarMax, Inc. of any assets or liabilities arising after the separation. The separation agreement also provides for certain payments to be made by CarMax, Inc. in connection with the separation and for certain post-separation arrangements between Circuit City Stores and CarMax, Inc. For a discussion of payments to be made by CarMax, Inc. to Circuit City Stores in the CarMax Separation, see “Contingent Lease Obligations Retained by Circuit City Stores” on page 41 and “Expenses” on page 49.

If approved by the shareholders, the separation is expected to occur at 9:00 a.m., Richmond, Virginia time, approximately 10 trading days after Circuit City Stores first mails the notice of redemption. The separation would be effected in two simultaneous steps:

•
Redemption of CarMax Group Common Stock.    In accordance with its articles of incorporation, Circuit City Stores would redeem all of the shares of CarMax Group Common Stock outstanding on the separation date in exchange for shares of CarMax, Inc. common stock. Specifically, each holder of record of CarMax Group Common Stock as of 9:00 a.m., Richmond, Virginia time, on the separation date, would receive the right to receive one share of CarMax, Inc. common stock in exchange for each share of CarMax Group Common Stock then held. Circuit City Stores’ articles of incorporation provide that the Circuit City Stores board of directors may redeem all of the outstanding shares of CarMax Group Common Stock in exchange for shares of one or more Circuit City Stores subsidiaries that hold all of the assets and liabilities attributed to the CarMax group (and hold no other assets or liabilities). Pursuant to the Separation Amendment, which would be authorized if Proposal One is adopted, CarMax, Inc. will hold all of the assets and liabilities attributed to the CarMax group (and hold no other assets or liabilities). The exact number of shares of CarMax, Inc. common stock to be issued in the redemption will be equal to the number of shares of CarMax Group Common Stock outstanding at 9:00 a.m., Richmond, Virginia time, on the separation date.

•
Dividend Distribution on Circuit City Group Common Stock.    At 9:00 a.m., Richmond, Virginia time, on the separation date, Circuit City Stores would distribute as a dividend to the holders of Circuit City Group Common Stock a number of shares of CarMax, Inc. common stock equal to the number of shares of CarMax Group Common Stock reserved for the Circuit City group or for issuance to the holders of Circuit City Group Common Stock. These reserved shares under Circuit City Stores’ articles of incorporation are treated as representing the interest in the businesses of the CarMax group reserved for the benefit of the Circuit City group or for the holders of Circuit City Group Common Stock. The total number of shares of CarMax, Inc. common stock to be delivered in the distribution would be 65,923,200; but the fraction of a share to be delivered per share of Circuit City Group Common Stock will depend upon the number of shares of Circuit City Group Common Stock outstanding on the distribution record date, which date will be set by the board of directors. To be entitled to receive shares of CarMax, Inc. common stock in the distribution, holders of Circuit City Group Common Stock must be shareholders at the close of business on the distribution record date. The distribution record date is expected to be approximately 10 trading days before the separation date. If the distribution record date were July 22, 2002, each holder of Circuit City Group Common Stock would receive approximately 0.314 of a share of CarMax, Inc. common stock for each share of Circuit City Group Common Stock held.

Circuit City Stores will round the distribution ratio to the nearest thousandth of a share, or in other words, to three decimal places (for example: 0.001). Immediately after the separation, CarMax expects to have approximately 103 million shares of CarMax, Inc. common stock outstanding.

In summary, in the CarMax Separation:

•	if you are a holder of CarMax Group Common Stock: you would receive one share of CarMax, Inc. common stock in exchange for each share of CarMax Group Common Stock you hold on the separation date; and

•
if you are a holder of Circuit City Group Common Stock: we currently estimate that you would receive approximately 0.314 of a share of CarMax, Inc. common stock for each share of Circuit City Group Common Stock you hold on the distribution record date. The distribution will not affect the number of outstanding shares of Circuit City Group Common Stock.

Based upon the number of shares of CarMax Group Common Stock that were, as of July 22, 2002,

•	issued and outstanding, and

•	reserved for issuance to the holders of the Circuit City Group Common Stock or otherwise reserved for the benefit of the Circuit City group we estimate that approximately

•	37.1 million shares of CarMax, Inc. common stock would be issued in exchange for CarMax Group Common Stock in the redemption, and

•	65.9 million shares would be issued in the distribution.

As a result, we estimate that immediately after the separation, approximately 103 million shares of CarMax, Inc. common stock would be outstanding, excluding 4,389,921 shares of CarMax, Inc. common stock that would be issuable upon exercise of options granted by CarMax to directors, officers and employees under CarMax's stock compensation plans.

Disregarding the effect of options, if the separation becomes effective the former holders of the CarMax Group Common Stock who receive CarMax, Inc. common stock in the distribution, on the one hand, and the holders of Circuit City Group Common Stock who receive CarMax, Inc. common stock in the distribution, on the other hand, would initially have the same proportionate interests in the issued CarMax, Inc. common stock as they currently have with respect to the CarMax Group Common Stock (considering both the outstanding shares and the shares reserved for issuance to holders of Circuit City Group Common Stock or for the benefit of the Circuit City group). Immediately following the separation, based upon the number of shares of CarMax Group Common Stock outstanding as of July 22, 2002, former holders of CarMax Group Common Stock who receive CarMax, Inc. common stock in the redemption would initially own approximately 36% of CarMax, Inc. and holders of Circuit City Group Common Stock who receive CarMax, Inc. common stock in the distribution would initially own approximately 64% of CarMax, Inc. The exercise of options for CarMax Group Common Stock from the date of this proxy statement/prospectus to the redemption date would increase the proportionate interest of the former holders of CarMax Group Common Stock and decrease that of the holders of Circuit City Group Common Stock who receive CarMax, Inc. common stock in the distribution.

Subject to shareholder approval, the Circuit City Stores board of directors presently intends to effect the redemption and the distribution.

As part of the CarMax Separation Proposal and to facilitate the CarMax Separation, you are being asked to consider and approve the CarMax Separation Amendment, as set forth in Annex A, which expressly enables Circuit City Stores’ board of directors to carry out the CarMax Separation in the manner set forth in the separation agreement between Circuit City Stores and CarMax and as described in this proxy statement/prospectus. The CarMax Separation Amendment also will reduce from 30 to 10 trading days the minimum number of days required to give notice of the redemption to the holders of the CarMax Group Common Stock. This reduction is only applicable to redeeming such stock as part of the CarMax Separation and not to any other redemption that might occur in the future if the CarMax Separation does not take place. Despite approval of the CarMax Separation Proposal by the shareholders, Circuit City Stores’ board of directors may decide not to proceed with the CarMax Separation if it determines that such course is not in the interest of Circuit City Stores or its shareholders. In that case, the CarMax Separation Amendment will not become effective.

If the CarMax Separation Proposal is approved by the shareholders, the Circuit City Stores board of directors presently intends to take the following steps:

•	file with the State Corporation Commission of Virginia articles of amendment to effect the CarMax Separation Amendment;

•
authorize the redemption of the CarMax Group Common Stock pursuant to Circuit City Stores’ articles of incorporation, as amended by the CarMax Separation Amendment, and cause the appropriate notice of redemption to be mailed to the holders of the CarMax Group Common Stock; and

•	authorize the distribution by declaring the dividend of CarMax, Inc. common stock.

At any time before the first mailing of the notice of redemption, Circuit City Stores’ board of directors may abandon the CarMax Separation for any reason.

CarMax will not issue fractional shares of CarMax, Inc. common stock to holders of Circuit City Group Common Stock as part of the distribution. Instead of receiving fractional shares, each holder of Circuit City Group Common Stock who would otherwise be entitled to receive a fractional share of CarMax, Inc. common stock will receive cash for that holder’s fractional interest, which will be taxable to that holder. For an explanation of the tax consequences of the distribution, please see “—U.S. Federal Income Tax Consequences of the Separation.” The transfer agent will, as soon as practicable after the date of the separation, aggregate fractional shares that would have otherwise been issuable to holders of record of Circuit City Group Common Stock into whole shares and sell them in the open market at the prevailing market prices and distribute the aggregate proceeds ratably to holders otherwise entitled to fractional interests. The amount of this payment will depend on the prices at which the aggregated fractional shares are sold by the transfer agent in the open market shortly after the date of the separation. CarMax will be responsible for any payment of brokerage fees. The amount of these brokerage fees is not expected to be material to CarMax.

Recommendation of Circuit City Stores’ Board of Directors

Circuit City Stores’ board of directors has determined that the adoption of the CarMax Separation Proposal (including the amendments to Circuit City Stores’ articles of incorporation that are a part of the proposal) is in the best interests of Circuit City Stores and its shareholders and, accordingly, unanimously recommends that holders of Circuit City Group Common Stock and holders of CarMax Group Common Stock vote FOR the CarMax Separation Proposal.

Background and Reasons for the Separation

The Circuit City Stores board of directors has reviewed Circuit City Stores’ organizational structure to better address the strategic, operational and financial requirements of a large retail company operating in two distinct lines of business. After a thorough review of the various alternatives to restructure Circuit City Stores, the board believes that the separation of CarMax would be in the best interests of holders of Circuit City Group Common Stock and holders of CarMax Group Common Stock.

Circuit City and CarMax Operate in Significantly Different Industries

Circuit City and CarMax operate in different industries that are driven by distinct market dynamics and economics. The consumer electronics industry is generally sensitive to specific trends in consumer retail spending, both in general and in specific product categories. These trends have limited if any effect on the used automobile market. The popularity of consumer electronics products is largely driven by technology trends and the broad consumer acceptance of those trends. The pricing and perceived value concept of a given consumer electronics technology can highly influence consumer spending, which for such electronics products is largely discretionary. In contrast, the used-car market is unaffected by technology trends in consumer electronics and a used-vehicle purchase is not as discretionary a decision for most buyers as a purchase of consumer electronics.

Many factors affect the automobile industry, including general economic conditions, consumer confidence, interest rates and credit availability. Economic, competitive and other conditions at regional and local levels also affect the performance of CarMax’s used-car superstores. Adverse changes such as price-cutting by dealers, affecting some or all of CarMax’s markets or the new markets that CarMax enters, could adversely affect the business, although the consumer electronics business as a whole might not be affected. In addition, other factors particular to CarMax’s operating model may affect the specific operations and financial results of CarMax and would likely not affect the operations of the consumer electronics business. Such factors include: new entrants into the used-car market, inability to obtain funding through sale-leaseback transactions, securitization facilities or other sources, reduction in inventory availability or increase in inventory costs not reflected in retail prices, inability to dispose of vehicles acquired through the appraisal process, and decrease in the quality of the finance operation’s contract portfolio.

Continued Affiliation Burdens Management of Both Circuit City Stores and CarMax

Due to the difficulty inherent in overseeing an operation largely unrelated to its core consumer electronics business, Circuit City Stores’ management allocates significant time, expense and resources to monitoring the operations of CarMax. Overseeing CarMax dilutes Circuit City Stores management’s attention by diverting its focus from the consumer electronics business. CarMax’s management also is constrained in implementing its business plan because it operates as a subsidiary of Circuit City Stores.

As its operations have grown more mature, CarMax’s business needs have diverged from those of Circuit City Stores. As a result, the expertise of Circuit City Stores’ management (i.e., superstore inventory management and customer service), which was important when CarMax first began operations, is of less relevance to the future growth of the used-car business, which, instead, demands management focus on expansion and financing strategies. Although initially beneficial to establishing the used-car superstore business model, Circuit City Stores’ influence over all matters affecting CarMax (including financing, strategy and corporate governance) is no longer optimal for implementing CarMax’s business plan. CarMax is structurally hindered from freely exercising financial, operational and management flexibility to the same extent as its automotive retail competitors not affiliated with a diversified retailer.

The separation will permit Circuit City Stores management to focus completely on its consumer electronics business without the resource allocation burden that maintaining ownership in a fundamentally different business creates. The separation will allow CarMax management to pursue its different business needs without the constraints imposed by being part of Circuit City Stores.

CarMax Expansion and Circuit City Store Remodeling Compete for Resources and Management Time

Circuit City Stores expects to undergo a major remodeling of the video departments in approximately 300 stores, while at the same time opening 10 new stores and relocating 10 others. With total costs of a national remodeling program estimated to be in the hundreds of millions of dollars, there may be constraints on the ability to concurrently finance CarMax’s expansion.

At the same time Circuit City Stores is pursuing the remodeling program, CarMax is preparing for an aggressive expansion program. In order to maximize its economic return, achieve greater economy of scale and leverage its advertising and operating model, it is imperative that CarMax move quickly to increase market share and expand to new markets. Accordingly, critical strategic decisions are continuously required. Such demands directly compete for the focus and attention of the senior management team and Circuit City Stores’ board of directors and detract from the focus on the remodeling program.

The separation will permit management to focus its efforts on the Circuit City remodeling and relocation efforts without the burden of also focusing on CarMax’s expansion.

Circuit City and CarMax Currently Compete for Capital with Sub-Optimal Capital Structures

The consumer electronics business and the automotive retail business have significant capital needs that must be financed in different ways due to the inherent differences in their respective business models. CarMax is a high growth business, but is limited in its access to the most appropriate sources of capital because of Circuit City Stores’ more conservative capital structure and restrictions under its credit agreements. Conversely, Circuit City is a mature business, but its access to capital is constrained because of capital demands at CarMax.

Consumer electronics businesses typically fund their working capital, mainly inventory, with trade credit (accounts payable) and have bank facilities in place for times of credit need. In contrast, used-car retailers typically fund their working capital needs, mainly used automobiles, with floor plan financing. No trade credit exists to used-car retailers and bank loans typical to retailers are generally not available. Being part of Circuit City Stores, CarMax is not able to fund its day-to-day operations and growth by the most efficient means available to the used-car industry, and is therefore at a disadvantage relative to its competitors.

CarMax’s ability to optimize its floor plan financing and overall leverage has been limited by its affiliation with Circuit City Stores and has competitively disadvantaged, and management believes will continue to competitively disadvantage, CarMax.

Circuit City and CarMax Currently Have Constraints on Retirement Plans

Employees of Circuit City and CarMax currently participate in the same retirement plans. To minimize the disruption to employees from the separation, CarMax will adopt retirement plans that are identical to Circuit City Stores’ existing retirement plans. After the separation, each company will have more flexibility to establish retirement plans that are the most appropriate for its employees without the constraints of the federal tax rules that currently apply to CarMax as a subsidiary of Circuit City Stores. Because of differences in the workforces at Circuit City and CarMax, CarMax anticipates that it may make changes in its retirement plans in the future to provide benefits that are more attractive to its employees.

Other Considerations

The Circuit City Stores board of directors considered other factors relating to the separation, including its expectation that the separation will not be taxable for U.S. federal income tax purposes to Circuit City Stores or CarMax, or to holders of Circuit City Group Common Stock or CarMax Group Common Stock. Circuit City Stores has received a private letter ruling from the Internal Revenue Service confirming this tax-free treatment. Furthermore, the Circuit City Stores board of directors was aware and considered that both Circuit City Stores’ and CarMax’s ability to engage in significant stock transactions could be limited or restricted after the separation to preserve the tax-free nature of the separation to Circuit City Stores. For further discussion, see “U.S. Federal Income Tax Consequences of the Separation” on page 44.

The Circuit City Stores board of directors also considered the opinion it received from the company’s financial advisor concerning the separation. See “Opinion of Circuit City’s Financial Advisor” and Annex G—Fairness Opinion. The board believes that its reliance on the fairness opinion and the underlying financial information and other data supplied by management to the board and to the company’s financial advisor are warranted, based on the competence and experience of the financial advisor and management and the absence of any information known to the board that would make such reliance inappropriate.

The Circuit City Stores board of directors also considered other potential risks and consequences to CarMax and to Circuit City Stores associated with the separation, including those described in “Risk Factors—Risk Factors Relating to the Separation,” but believed that the considerations described above outweighed those risks.

Opinion of Circuit City’s Financial Advisor

Pursuant to a letter agreement dated as of November 29, 2001 (the “Engagement Letter”), Morgan Stanley was engaged by Circuit City Stores to provide financial advisory services to Circuit City Stores in connection with the separation. Morgan Stanley was selected by Circuit City Stores to act as Circuit City Stores’ financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of Circuit City Stores and CarMax. At the meeting of the Circuit City Stores board on May 21, 2002, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of that date, and subject to and based on the considerations in its opinion, the financial effects, taken as a whole, of the proposed separation as described in the separation agreement and the preliminary proxy statement/prospectus, contained in the Registration Statement on Form S-4, filed by CarMax with the Securities and Exchange Commission on March 29, 2002 and amended on May 14, 2002 (the “preliminary proxy statement/prospectus”), are fair, from a financial point of view, to the holders of Circuit City Group Common Stock and the holders of the CarMax Group Common Stock.

The full text of Morgan Stanley’s opinion, dated as of May 21, 2002, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Morgan Stanley is attached as Annex G to this proxy statement/prospectus. Morgan Stanley has consented to the use and summary of its opinion in this proxy statement/prospectus. Morgan Stanley urges you to read this opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the board of directors of Circuit City Stores and addresses only the fairness from a financial point of view of the financial effects, taken as a whole, of the proposed separation as described in the separation agreement and the preliminary proxy statement/prospectus to the holders of Circuit City Group Common Stock and the holders of the CarMax Group Common Stock. Morgan Stanley’s opinion does not address any other aspect of the transaction or any related transaction and does not constitute a recommendation to any shareholder with respect to any matters relating to the proposed transaction. This summary of the opinion of Morgan Stanley set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of Circuit City Stores, the Circuit City group and the CarMax group;

•
reviewed certain internal financial statements and other financial and operating data concerning Circuit City Stores, the Circuit City group and the CarMax group prepared by management of Circuit City Stores, the Circuit City group and the CarMax group, respectively;

•	reviewed certain financial forecasts prepared by the managements of the Circuit City group and the CarMax group, respectively;

•
reviewed information relating to certain strategic, financial and operational benefits anticipated from the separation, prepared by the managements of the Circuit City group and the CarMax group, respectively;

•
discussed with senior executives of the Circuit City group the past and current operations and financial condition and the prospects of the Circuit City group, including information relating to certain strategic, financial and operational benefits anticipated from the separation;

•
discussed with senior executives of the CarMax group the past and current operations and financial condition and the prospects of the CarMax group, including information relating to certain strategic, financial and operational benefits anticipated from the separation;

•	discussed with senior executives of the Circuit City group and the CarMax group the strategic and structural rationales for the separation;

•	reviewed the pro forma impact of the separation on Circuit City Stores’ and CarMax’s earnings per share;

•	reviewed the reported prices and trading activity for the Circuit City Group Common Stock and the CarMax Group Common Stock;

•	compared the financial performance of the CarMax group with that of certain other comparable companies with publicly traded securities;

•	compared the financial performance of Circuit City Stores (excluding the CarMax group) with that of certain other comparable companies with publicly traded securities;

•
reviewed certain information relating to Circuit City Stores’ contingent liability on various leases covering 23 of CarMax’s sales locations assigned by Circuit City Stores to a subsidiary of CarMax (the “Leased Properties”), including, but not limited to, analyses prepared by management of the Circuit City group and the CarMax group and analyses and real estate appraisals prepared by certain third parties;

•
discussed with management of Circuit City Stores and the CarMax group certain alternatives with respect to the Leased Properties and their discussions relating to the payment of the special dividend (the “Special Dividend”) by CarMax to Circuit City Stores in recognition of Circuit City Stores’ continuing contingent liability on the Leased Properties;

•	discussed with certain third parties the possibility of insuring Circuit City Stores from liability arising from Circuit City Stores’ obligations associated with the Leased Properties;

•
reviewed the signed Internal Revenue Service private letter ruling, dated April 10, 2002 (PLR-105619-02) (the “Private Letter Ruling”) stating, among other things, that the separation will not be a taxable transaction to Circuit City Stores, CarMax or their respective shareholders under U.S. federal income tax laws (except to the extent of any cash distributed in lieu of fractional shares of CarMax common stock);

•	participated in discussions among representatives of Circuit City Stores, CarMax and their legal advisors;

•	reviewed the separation agreement, the preliminary proxy statement/prospectus and certain documents related thereto; and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

In rendering its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to Morgan Stanley by Circuit City Stores, the Circuit City group and the CarMax group. With respect to financial forecasts, including information relating to certain strategic, financial and operational benefits anticipated from the separation, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Circuit City group and the CarMax group.

Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Circuit City group or the CarMax group, nor was Morgan Stanley furnished with any such appraisals; however, Morgan Stanley reviewed certain analyses prepared by management of Circuit City Stores and the CarMax group and analyses and real estate appraisals prepared by certain third parties and relied without independent verification upon such analyses and appraisals for the purposes of its opinion. Morgan Stanley also relied upon the assessment of management of Circuit City Stores and the CarMax group of (i) alternatives with respect to the Leased Properties, including Circuit City Stores’ ability to extricate itself from the obligations associated with the Leased Properties and the potential costs associated therewith and Circuit City Stores’ ability to obtain third- party insurance related to such obligations, (ii) the Special Dividend as the best alternative practicable with respect to the Leased Properties, (iii) the amount of the Special Dividend, and (iv) the tax consequences (or lack thereof) associated with the Special Dividend. In rendering its opinion, Morgan Stanley did not analyze the impact to Circuit City Stores or CarMax in the event that Circuit City Stores defaults on the leases and thereby minimizes its loss in the case of a default by CarMax. Morgan Stanley assumed that the separation will be consummated in accordance with the terms set forth in the separation agreement, without waiver, amendment or modification of any material term, condition or agreement set forth in that agreement. Morgan Stanley also assumed that the separation agreement, and the other related documents, when executed, will conform to the drafts reviewed by Morgan Stanley in all respects material to its analyses.

Morgan Stanley further relied upon the Private Letter Ruling and assumed that the separation will not be a taxable transaction to Circuit City Stores, CarMax or their respective shareholders under U.S. federal income tax laws (except to the extent of any cash distributed in lieu of fractional shares of CarMax common stock). Morgan Stanley further assumed the correctness of the conclusions set forth in such ruling. Morgan Stanley further assumed that the separation will comply with all applicable laws, except for any noncompliance with such other applicable laws that would not have a material adverse effect on Circuit City Stores or CarMax.

In rendering its opinion, Morgan Stanley, with the consent of the board of directors of Circuit City Stores, did not consider the effect of any terms or arrangements relating to the separation (other than as set forth in the second paragraph of the opinion letter or as described in the preliminary proxy statement/prospectus), including the terms of any tax, employee benefits or other similar agreement or arrangement, or any amendment or modification to any existing such agreement or arrangement, except that Circuit City Stores informed Morgan Stanley and Morgan Stanley assumed that (i) the existing tax consolidation between Circuit City Stores and CarMax will be terminated as of the date of the separation and (ii) the effects of such termination will be as represented to Morgan Stanley by the respective managements of Circuit City Stores and CarMax. In addition, in rendering its opinion, Morgan Stanley did not take into account the effects of the 10% mark-up for certain costs and services currently allocated at cost to the CarMax group by Circuit City Stores. Morgan Stanley was not requested to opine as to, and its opinion does not in any manner address, the solvency of Circuit City Stores or CarMax after giving effect to the separation. Further, Morgan Stanley was not requested to opine as to, and its opinion does not in any manner address, Circuit City Stores’ underlying business decision to proceed with or effect the proposed separation or the manner of such separation. Morgan Stanley did not participate in the negotiation of any terms of the separation agreement, including, without limitation, the amount of the Special Dividend. Morgan Stanley expresses no opinion as to (i) whether the terms of the separation are the most favorable terms that could have been obtained by either the holders of Circuit City Group Common Stock or the CarMax Group Common Stock or (ii) the relative fairness of the financial effects of the proposed separation to the holders of Circuit City Group Common Stock or the CarMax Group Common Stock. Morgan Stanley was not authorized to solicit, and has not solicited, any indications of interest or proposals for the acquisition of, or any business combination or extraordinary transaction involving, either the stock or assets of Circuit City Stores, the Circuit City group or the CarMax group, nor has Morgan Stanley made any determination as to whether any such indications of interest or proposals could be obtained, if solicited.

Morgan Stanley’s opinion was rendered on the basis of securities markets, economic and general business and financial conditions prevailing as of the date of the opinion and the conditions and prospects, financial and otherwise, of the Circuit City group and the CarMax group as they were represented to Morgan Stanley as of the date of the opinion or as they were reflected in the information and documents received by Morgan Stanley. Morgan Stanley’s opinion assumes that the separation will be completed on the basis set forth in the first and second paragraphs of the opinion letter and that the shares of Circuit City Stores common stock and CarMax, Inc. common stock are fully and widely distributed among investors and are subject only to normal trading activity. Morgan Stanley noted that trading in the Circuit City Group Common Stock and the CarMax Group Common Stock for a period commencing with the public announcement of the separation and, with respect to Circuit City Stores common stock and CarMax, Inc. common stock, continuing for a time following completion of the separation, may involve a redistribution of such securities among Circuit City Stores’ and CarMax’s shareholders and other investors and, accordingly, during such period, such securities may trade at prices below those at which they traded prior to the public announcement of the separation and those at which they would trade on a fully distributed basis after the separation. The estimation of market trading prices of newly distributed securities is subject to uncertainties and contingencies, all of which are difficult to predict and beyond the control of the firm making such estimates. In addition, the market prices of such securities will fluctuate with changes in market conditions, the conditions and prospects, financial and otherwise, of Circuit City Stores and CarMax, and other factors which generally influence the prices of securities. In rendering its opinion, Morgan Stanley did not opine as to the price at which the Circuit City Group Common Stock, the CarMax Group Common Stock, the Circuit City Stores common stock or the CarMax, Inc. common stock will actually trade at any time.

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion. These summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Certain Analyses with Respect to Circuit City Stores

Historical and Comparative Stock Price Performance Analysis

Morgan Stanley reviewed the historical price performance and trading volumes of Circuit City Group Common Stock and Circuit City Group Common Stock excluding the value of CarMax, which is referred to as “Core Circuit City”, for the two-year period ending May 10, 2002. In addition, Morgan Stanley compared the historical price performance of the Circuit City Group Common Stock and Core Circuit City for the two-year period ending May 10, 2002 with that of the Standard and Poor’s 500 Index (“S&P 500”), the CarMax Group Common Stock and a group of selected companies comparable to Core Circuit City and to the CarMax group. The group of selected companies comparable to the CarMax group (the “CarMax Peers”) consisted of Wal-Mart Stores, Inc., The Home Depot, Inc., Costco Wholesale Corporation, Staples, Inc., AutoZone Inc., Kohl’s Corporation, Bed Bath & Beyond Inc., and Best Buy Co., Inc. The group of selected companies comparable to Core Circuit City (the “Circuit City Peers”) included Best Buy Co., Inc. and RadioShack Corporation. Morgan Stanley noted that for the two year period ending May 10, 2002, each of the S&P 500, the CarMax group, the CarMax Peers and the Circuit City Peers outperformed both the Circuit City Group Common Stock and Core Circuit City.

Morgan Stanley also reviewed the historical price performance and trading volumes for Core Circuit City for the twelve-month period ending May 10, 2002. In addition, Morgan Stanley compared the historical price performance of Core Circuit City for the period from February 20, 2002, two days prior to the public announcement that Circuit City Stores planned to pursue the separation, to May 10, 2002 (the “Public Announcement Period”) with that of the S&P 500 and the Circuit City Peers. Morgan Stanley noted that for the Public Announcement Period, each of the S&P 500 and the Circuit City Peers outperformed Core Circuit City.

Securities Research Analysts’ Future Price Targets Analysis

Morgan Stanley reviewed for Circuit City Stores the implied share price targets for Core Circuit City contained in certain publicly available securities analysts’ research reports. To derive the range of implied Core

Circuit City share price targets, Morgan Stanley extracted the value of the CarMax group from the Circuit City Stores share price targets and then discounted to present value the implied Core Circuit City share price targets using a discount rate of 11.0%. Based on this analysis and the assumptions set forth above, Morgan Stanley calculated per share price targets for Core Circuit City ranging from approximately $11.00 to $17.50. Morgan Stanley noted that the closing price of Circuit City Group Common Stock on May 10, 2002 was $23.05, $12.88 of which was attributable to Core Circuit City.

Comparable Company Analysis

Morgan Stanley compared certain financial information, both publicly available and based on financial projections prepared by management of the Circuit City group, for Core Circuit City, both including and excluding the expected cost of the proposed Circuit City remodeling program, with certain publicly available financial information of certain comparable companies, including, Best Buy Co., Inc., RadioShack Corporation, BJ’s Wholesale Club, Inc., and Office Depot, Inc., which are referred to collectively as the “Core Circuit City Peers”.

For this analysis Morgan Stanley examined a range of estimates for the companies in the Core Circuit City Peers contained in certain publicly available securities analysts’ research reports. Morgan Stanley calculated aggregate value to earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the twelve months ending May 10, 2002 (“LTM EBITDA”) and estimated price to earnings multiples for calendar years 2002 and 2003, based on estimates contained in publicly available securities analysts’ research reports. The following table presents, as of May 10, 2002, the median multiples of the Core Circuit City Peers and the trading multiples of Core Circuit City and Core Circuit City excluding the remodeling costs:

Ratio	Core Circuit City	Core Circuit City (Excluding Remodeling Costs)	Core Circuit City Peers Median
Aggregate Value to LTM EBITDA	4.2x	4.0x	10.5x
2002E Price to Earnings	20.9x	16.4x	18.6x
2003E Price to Earnings	18.1x	15.4x	15.8x

No company utilized in the comparable company analysis is identical to Circuit City Stores or Core Circuit City. In evaluating the peer groups, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Circuit City Stores or Core Circuit City, such as the impact of competition on the business of Circuit City Stores or Core Circuit City or the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of Circuit City Stores or Core Circuit City or the industry or in the financial markets in general. Mathematical analysis, such as determining the median, is not in itself a meaningful method of using peer group data.

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis of Core Circuit City to determine a range of present values for Core Circuit City based on financial projections prepared by the management of Circuit City Stores. Unlevered free cash flow was calculated as the after-tax operating earnings of Core Circuit City (excluding any interest income and interest expense) plus depreciation and amortization, plus deferred taxes, plus (or minus) net changes in non-cash working capital, minus capital expenditures. Morgan Stanley calculated terminal values by applying a range of multiples to EBITDA in fiscal 2007 from 4.5x to 5.5x. The unlevered free cash flows and terminal values were then discounted to present values as of June 1, 2002 using discount rates of 11.0% to 13.0%. Based on this analysis and the assumptions set forth above, Morgan Stanley calculated per share equity value estimates ranging from approximately $14.50 to $16.50. Morgan Stanley noted that the closing price of Circuit City Group Common Stock on May 10, 2002 was $23.05, $12.88 of which was attributable to Core Circuit City.

Certain Analyses with Respect to CarMax

Historical and Comparative Stock Price Performance Analysis

Morgan Stanley compared the historical price performance of CarMax Group Common Stock for the two-year period ending May 10, 2002 with that of the S&P 500, the CarMax Peers, Circuit City Group Common Stock, Core Circuit City, and the Circuit City Peers. Morgan Stanley noted that CarMax Group Common Stock for the two-year period ending May 10, 2002, outperformed the S&P 500, the CarMax Peers, the Circuit City Group Common Stock, Core Circuit City, and the Circuit City Peers.

Morgan Stanley reviewed the historical price performance and trading volumes of CarMax Group Common Stock for the twelve-month period ending May 10, 2002. In addition, Morgan Stanley compared the historical price performance for the Public Announcement Period with that of the S&P 500 and the CarMax Peers. Morgan Stanley noted that for the Public Announcement Period CarMax Group Common Stock outperformed the S&P 500 and the CarMax Peers.

Securities Research Analysts’ Future Price Targets Analysis

Morgan Stanley reviewed share price targets for CarMax Group Common Stock contained in certain publicly available securities analysts’ research reports. For this analysis Morgan Stanley discounted to present value the range of CarMax Group Common Stock share price targets using a discount rate of 11.0%. Based on this analysis and the assumptions set forth above, Morgan Stanley calculated per share price targets for CarMax Group Common Stock ranging from approximately $28.25 to $30.00. Morgan Stanley noted that the closing price of CarMax Group Common Stock on May 10, 2002 was $32.22.

Comparable Companies Analysis

Morgan Stanley compared certain publicly available financial information of the CarMax group with certain publicly available financial information of the CarMax Peers as well as an adjusted group of CarMax Peers (“Adjusted CarMax Peers”) consisting of only Wal-Mart Stores, Inc., The Home Depot, Inc., Kohl’s Corporation and Bed Bath & Beyond Inc.

For this analysis Morgan Stanley examined a range of estimates for the companies in the CarMax Peers and the Adjusted CarMax Peers contained in certain publicly available securities analysts’ research reports. Morgan Stanley calculated aggregate value to LTM EBITDA, estimated price to earnings multiples for calendar years 2002 and 2003, and estimated price to earnings multiples for calendar year 2003 to long-term earnings per share (“EPS”) growth rate targets based on estimates contained in publicly available securities analysts’ research reports. The following table presents, as of May 10, 2002, the median multiples of the CarMax Peers and the Adjusted CarMax Peers and the trading multiples of CarMax Group Common Stock:

Ratio/Statistic	CarMax	CarMax Peers Median	Adjusted CarMax Peers Median
Aggregate Value to LTM EBITDA	21.1x	15.7x	21.0x
2002E Price to Earnings	33.6x	28.4x	35.0x
2003E Price to Earnings	27.1x	24.1x	29.3x
2003E P/E to Long-Term EPS Growth Rate Targets	1.4x	1.4x	1.4x

No company utilized in the comparable company analysis as a comparison is identical to CarMax. In evaluating the peer groups, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of CarMax, such as the impact of competition on the business of CarMax or the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of CarMax or the industry or in the financial markets in general. Mathematical analysis, such as determining the median, is not in itself a meaningful method of using peer group data.

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis of CarMax to determine a range of present values for CarMax Group Common Stock based on financial projections prepared by the management of CarMax. Unlevered free cash flow was calculated as the after-tax operating earnings of CarMax (excluding any interest income and interest expense) plus depreciation and amortization, plus deferred taxes, plus (or minus) net changes in non-cash working capital, minus capital expenditures. Morgan Stanley calculated terminal values by applying a range of multiples to EBITDA in fiscal 2007 from 13.5x to 15.5x. The unlevered free cash flows and terminal values were then discounted to present values as of June 1, 2002 using discount rates of 11.0% to 13.0%. Based on this analysis and the assumptions set forth above, Morgan Stanley calculated per share equity value estimates ranging from approximately $28.25 to $35.00. Morgan Stanley noted that closing price of the CarMax Group Common Stock on May 10, 2002 was $32.22.

Pro Forma Combined Equity Value Analysis

Morgan Stanley performed a pro forma combined equity value analysis, based on financial projections prepared by the management of Circuit City Stores and CarMax to determine the potential impact of the separation on the share price of the Circuit City Group Common Stock and the CarMax Group Common Stock. Morgan Stanley compared the current stock price for Circuit City Group Common Stock and CarMax Group Common Stock with that of the implied pro forma share price for the Circuit City Stores common stock and the CarMax, Inc. common stock assuming that pro forma for the separation their respective price to earnings multiples for 2002 were to remain the same as on the date of May 10, 2002. Morgan Stanley noted that based on this analysis and the assumptions set forth above, the pro forma combined equity value analysis illustrates that the effects of the separation would be neutral to each of the holders of Circuit City Group Common Stock and the CarMax Group Common Stock.

Certain Analyses with Respect to the Special Dividend

Corporate Credit Default Analysis

Morgan Stanley performed a corporate credit default analysis to estimate the costs to Circuit City Stores of self-insuring against potential future losses arising from its obligations relating to the leases for the Leased Properties. Morgan Stanley estimated such costs by applying average historical default rates (ranging from 1.1-2.6% annually, depending on the year) and recovery rates (36.4-53.3%) for debt issuances/obligations (based on information contained in a third-party credit study) for companies with a similar credit profile to CarMax, to the annual obligations relating to the Leased Properties as provided by the managements of Circuit City Stores and the CarMax group. Morgan Stanley calculated the present value of the estimated annual net losses assuming Circuit City Stores would self-insure against such losses by escrowing the amounts in advance in U.S. government securities (with the income earned on such amounts being taxed at 38%, as provided by management of Circuit City Stores). Morgan Stanley calculated the following range of such costs on both a pre-tax and post-tax basis:

	Pre-Tax Cost ($MM)	Post-Tax Cost ($MM)
Low	$40.6	$25.2
High	$55.2	$34.2

Real Estate Default Analysis

Morgan Stanley performed a real estate default analysis to estimate the costs to Circuit City Stores of self-insuring against potential future losses arising from its obligations related to the leases for the Leased Properties.

Morgan Stanley estimated such costs by applying certain average historical default rates, as referenced in the preceding paragraph, to the obligations and deducting estimated recoveries, assuming that Circuit City Stores would be able to re-lease such locations to third parties, based on certain re-leasing assumptions discussed with management and based on certain analyses prepared by a third-party real estate advisory/appraisal firm. Morgan Stanley calculated the present value of the estimated annual net losses assuming Circuit City Stores would self-insure against such losses by escrowing the amounts in advance in U.S. government securities (with the income earned on such amounts being taxed at 38%, as provided by management of Circuit City Stores). Morgan Stanley calculated the following range of such costs on both a pre-tax and post-tax basis:

	Pre-Tax Cost ($MM)	Post-Tax Cost ($MM)
Low	$45.9	$28.5
High	$52.5	$32.5

Lease Buyout/Reset Price Analysis

Morgan Stanley performed a lease buyout/reset price analysis to estimate the cost associated with replacing Circuit City Stores with CarMax as sole lessee (with no recourse to Circuit City Stores) for the Leased Properties. Morgan Stanley estimated such cost by applying a rent premium of 20% (which was indicated in certain correspondence between Circuit City Stores and a landlord for certain Leased Properties as well as input from Circuit City Stores that other landlords requested a similar premium) to the contract rent for the Leased Properties. Such annual rent premia were then discounted at rates of 10.75-11.25% to calculate a present value. Additionally, Morgan Stanley calculated a separate cost by applying a range of premia (12.9-16.1%), indicated in correspondence between Circuit City Stores and a landlord for certain Leased Properties to the current appraised values (as provided by a third-party real estate advisory/appraisal firm) to arrive at the present value cost in order to replace Circuit City Stores with CarMax as lessee. Morgan Stanley calculated the following range of such costs on both a pre-tax and post-tax basis:

	Pre-Tax Cost ($MM)	Post-Tax Cost ($MM)
Low	$34.7	$21.5
High	$45.4	$28.1

In addition to the corporate credit default, real estate default and lease buyout/reset price analyses, Morgan Stanley also considered two other methodologies: a mark-to-market analysis and a credit-based real estate valuation analysis. The mark-to-market analysis was performed to estimate the theoretical incremental cost to CarMax if the leases for the Leased Properties were marked-to-market with CarMax as sole lessee. The credit-based real estate valuation analysis was performed to estimate the theoretical incremental value to the landlords of the Leased Properties associated with Circuit City Stores’ remaining contingently liable on the leases for the Leased Properties versus CarMax as sole lessee for the Leased Properties. However, based on the actual terms of the leases for the Leased Properties and discussions with and correspondence provided by management of Circuit City and CarMax, Morgan Stanley excluded these two analyses from its consideration because the related course of action was deemed to be neither executable nor practical.

Finally, Morgan Stanley reviewed the materiality of the Special Dividend in the context of the overall separation. Based on the facts that

•
the Special Dividend, on a per share basis (a transfer of $0.27 per share of CarMax Group Common Stock and receipt of $0.05 per share of Circuit City Group Common Stock), represents less that 1% of the trading value of a share of each of Circuit City Group Common Stock or CarMax Group Common Stock as of May 10, 2002, and

•	as a result of the Circuit City group’s approximate 62% interest in the CarMax group, the net transfer between shareholders is only 38% of the Special Dividend, or $10.7 million,

Morgan Stanley considered the Special Dividend to be immaterial within the context of the overall separation.

In connection with the preparation of the fairness opinion, Morgan Stanley performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Morgan Stanley believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them, would create an incomplete view of the process underlying its analyses and opinion. In addition, certain elements of the separation are not susceptible to precise quantification and, in preparing its opinion, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions.

In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Circuit City Stores and CarMax. Any estimates contained in Morgan Stanley’s analysis are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by these estimates. The analyses performed were prepared solely as a part of Morgan Stanley’s analysis of the fairness from a financial point of view of the financial effects, taken as a whole, of the proposed separation as described in the separation agreement and the preliminary proxy statement/prospectus to the holders of Circuit City Group Common Stock and the holders of the CarMax Group Common Stock and were conducted in connection with the delivery by Morgan Stanley of its opinion dated May 21, 2002 to the board of directors of Circuit City Stores. Morgan Stanley’s analyses do not purport to be appraisals and do not necessarily reflect the prices at which the businesses may be sold in the future or at which their shares of common stock might actually trade in the future.

Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the past, Morgan Stanley and its affiliates have provided financial advisory and financing services to Circuit City Stores, including in respect of the Circuit City group and the CarMax group, and have received customary fees for the rendering of these services. In the ordinary course of business, Morgan Stanley may from time to time trade in the securities of or indebtedness of Circuit City Stores for its own account, the accounts of investment funds and other clients under the management of Morgan Stanley and for the accounts of its customers and, accordingly, may at any time hold a long or short position in these securities or indebtedness.

Circuit City Stores has agreed to pay Morgan Stanley a financial advisory fee of $4 million upon completion of the separation. Circuit City Stores has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services and to indemnify Morgan Stanley and its affiliates, their respective directors, officer, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under federal securities laws, related to or arising out of Morgan Stanley’s engagement and any related transactions. Pursuant to the separation agreement, CarMax will bear the cost of Morgan Stanley’s financial advisory fee and expenses and has agreed to indemnify Circuit City Stores under certain circumstances. See “Circuit City Stores’ Relationship with CarMax after the Separation—Agreements between Circuit City Stores and CarMax Relating to the Separation—Separation Agreement” beginning on page 100.

Surrender of Certificates for Shares of CarMax Group Common Stock

Holders of CarMax Group Common Stock who hold physical certificates will be required to surrender their share certificates to receive certificates for their shares of CarMax, Inc. common stock. In connection with the notice of redemption, CarMax will deliver to the holders of record of CarMax Group Common Stock a letter of transmittal containing written instructions for exchanging their share certificates of CarMax Group Common Stock for shares of CarMax, Inc. common stock. From and after the date of the first mailing of the notice of redemption, letters of transmittal also will be available from the information agent. Certificates for shares of CarMax Group Common Stock should not be surrendered for redemption before the date of the separation and will not be accepted by Circuit City Stores if so surrendered.

Pursuant to Circuit City Stores’ articles of incorporation, from and after the date of the separation, holders of CarMax Group Common Stock will become holders of CarMax, Inc. common stock, and their rights as holders of CarMax Group Common Stock will cease, except for the right to receive share certificates of CarMax, Inc. common stock. For example, a holder of shares of CarMax Group Common Stock that does not surrender its share certificates following the date of the separation will not be entitled to receive dividends or distributions, if any, paid on CarMax, Inc. common stock until its share certificates are surrendered to the transfer agent. From and after the date of the separation, CarMax will be entitled to treat certificates for shares of CarMax Group Common Stock that have not been surrendered as certificates for shares of CarMax, Inc. common stock for all relevant purposes.

Distribution of Shares to Holders of Circuit City Group Common Stock

Holders of Circuit City Group Common Stock will not be required to take any action to receive their distribution of shares of CarMax, Inc. common stock in the separation.

For shareholders who own Circuit City Group Common Stock through a broker or other nominee, their shares of CarMax, Inc. common stock will be credited to these shareholders’ accounts by the broker or other nominee. Fractional shares will not be distributed.

Comparison of Rights of Holders of CarMax Group Common Stock before the Separation with Rights of Holders of CarMax, Inc. Common Stock after the Separation

The following is a comparison of the rights of holders of CarMax Group Common Stock and rights of holders of CarMax, Inc. common stock after the CarMax Separation. This summary should be read together with the more detailed information contained in this proxy statement/prospectus under “Description of CarMax Capital Stock after the Separation” beginning on page 111.

	CarMax Group Common Stock	CarMax, Inc. Common Stock (after the separation)

Dividends:	Circuit City Stores currently does not, and does not expect to, pay dividends on the CarMax Group Common Stock for the foreseeable future.	CarMax, Inc. currently does not intend to pay dividends on the CarMax, Inc. common stock for the foreseeable future.

	CarMax Group Common Stock	CarMax, Inc. Common Stock (after the separation)

Dividends on the CarMax Group Common Stock may be paid at the discretion of Circuit City Stores’ board of directors based primarily upon the financial condition, results of operations and business requirements of the CarMax group and Circuit City Stores as a whole. Dividends are payable out of the lesser of:

•   the assets of Circuit City Stores legally available for the payment of dividends, and

•   the assets that would be available for payment of dividends on the CarMax Group Common Stock under Virginia law if the CarMax group were a separate company.

Dividends on the CarMax, Inc. common stock will be limited to legally available assets under Virginia law and will be payable at the discretion of the CarMax board of directors. Payment will be based primarily upon the financial condition, results of operations and business requirements of CarMax after the separation.

Voting Rights:
Except when voting as a separate group with respect to significant corporate events, holders of CarMax Group Common Stock and Circuit City Group Common Stock generally vote together as a single group. When voting together, each share of CarMax Group Common Stock has a variable vote based on the relative average market value of a share of CarMax Group Common Stock compared to a share of Circuit City Group Common Stock.
One vote per share.

Proceeds Received by Shareholders Upon Disposition of 80% or More of the Properties and Assets Attributed to the CarMax Group:
Holders would either (1) receive a distribution, either by dividend or the redemption of shares, in an amount equal to their proportionate interest in the fair value of the net proceeds of the disposition or (2) their shares would be converted into the number of shares of Circuit City Group Common Stock equaling 110% of the relative market values of the CarMax Group Common Stock and Circuit City Group Common Stock.
None

	CarMax Group Common Stock	CarMax, Inc. Common Stock (after the separation)

Conversion at the Option of the Board of Directors:	Convertible into the number of shares of Circuit City Group Common Stock equaling 115% of the relative average market values of CarMax Group Common Stock and Circuit City Group Common Stock.	Not convertible

Redemption in Exchange for the Stock of a Subsidiary at the Option of the Board of Directors:	Redeemable for common stock of one or more Circuit City Stores subsidiaries holding all of the assets and liabilities attributed to the CarMax group.	Not redeemable

Liquidation:
Receive remaining assets on a per share basis in proportion to liquidation units per share. Each share of CarMax Group Common Stock presently has one liquidation unit, subject to adjustment if shares of either group are subdivided, combined or distributed as a dividend.
Receive the net assets of CarMax in equal amounts per share if a distribution of assets is made to holders of CarMax, Inc. common stock.

Management and Allocation Policies:
The Circuit City Stores board of directors follows certain allocation policies with respect to both groups, including:

•   the centralized management of most financial activities,

•   the allocation of indebtedness or preferred stock between the groups,
Not applicable

•   the accounting for transfers of cash or property from one group to the other,

•   the financial impacts of issuances of additional shares of stock, and

•   the allocation of federal income taxes and tax benefits.

Shareholders of Separate Companies:
Holders of CarMax Group Common Stock are subject to the risks associated with an investment in Circuit City Stores and all of our businesses, assets and liabilities. The financial results and position of the Circuit City group can affect the results of operations and financial position of the CarMax group.
CarMax and Circuit City Stores will be independent, separately traded public companies.

	CarMax Group Common Stock	CarMax, Inc. Common Stock (after the separation)

Listing:	Listed on the NYSE under the symbol “KMX.”	The NYSE has approved, subject to official notice of issuance, the listing of the CarMax, Inc. common stock under the symbol “KMX.”

Comparison of Rights of Holders of Circuit City Group Common Stock before the Separation with Rights of Holders of Circuit City Common Stock after the Separation

The following is a comparison of the rights of holders of Circuit City Group Common Stock and rights of holders of Circuit City common stock after the CarMax Separation. This summary should be read together with the more detailed information contained in this proxy statement/prospectus under “Description of Circuit City Stores Capital Stock after the separation” beginning on page 118.

	Circuit City Group Common Stock	Circuit City Common Stock (after the separation)

Dividends:	The Circuit City group’s quarterly dividend rate is currently $0.0175 per share of Circuit City Group Common Stock.	Circuit City Stores intends to pay dividends on the Circuit City common stock after the separation at an initial quarterly rate of $0.0175 per share.

Dividends on the Circuit City Group Common Stock are paid at the discretion of our board of directors based primarily upon the financial condition, results of operations and business requirements of the Circuit City group, the CarMax group and Circuit City Stores as a whole. Dividends are payable out of the lesser of:

•   the assets of Circuit City Stores legally available for the payment of dividends, and

•   the assets that would be available for payment of dividends on the Circuit City Group Common Stock under Virginia law if the Circuit City group were a separate company.

Dividends on the Circuit City common stock will be limited to legally available assets under Virginia law and will be payable at the discretion of the Circuit City Stores board of directors. Payment will be based primarily upon the financial condition, results of operations and business requirements of Circuit City Stores after the CarMax Separation.

Voting Rights:
Except when voting as a separate group with respect to significant corporate events, holders of Circuit City Group Common Stock and CarMax Group Common Stock generally vote together as a single group. The Circuit City Group Common Stock has one vote per share.
One vote per share.

	Circuit City Group Common Stock	Circuit City Common Stock (after the separation)

Proceeds Received by Shareholders Upon Disposition of 80% or More of the Properties and Assets Attributed to the Circuit City Group:
Holders would either receive a distribution, either by a dividend or the redemption of their shares, in an amount equal to their proportionate interest in the fair value of the net proceeds of the disposition or their shares would be converted into the number of shares of CarMax Group Common Stock equaling 110% of the relative market values of the Circuit City Group Common Stock and CarMax Group Common Stock.
None

Conversion at the Option of the Board of Directors:	Convertible into the number of shares of CarMax Group Common Stock equaling 115% of the relative average market values of Circuit City Group Common Stock and CarMax Group Common Stock.	Not convertible

Redemption in Exchange for the Stock of a Subsidiary at the Option of the Board of Directors:	Redeemable for common stock of one or more Circuit City Stores subsidiaries holding all of the assets and liabilities attributed to the Circuit City group.	Not redeemable

Liquidation:
Receive remaining assets on a per share basis in proportion to liquidation units per share. Each share of Circuit City Group Common Stock has one liquidation unit, subject to adjustment if shares of either group are subdivided, combined or distributed as a dividend.
Receive the net assets of Circuit City Stores in equal amounts per share if a distribution of assets is made to holders of Circuit City common stock.

	Circuit City Group Common Stock	Circuit City Common Stock (after the separation)

Management and Allocation Policies:
The Circuit City Stores board of directors follows certain allocation policies with respect to both groups, including:

•    the centralized management of most financial activities,

•    the allocation of indebtedness or preferred stock between the groups,

•    the accounting for transfers of cash or property from one group to the other,

•    the financial impacts of issuances of additional shares of stock, and

•    the allocation of federal income taxes and tax benefits.
Not applicable

Shareholders of Separate Companies:
Holders of Circuit City Group Common Stock are subject to the risks associated with an investment in Circuit City Stores and all of our businesses, assets and liabilities. The financial results and position of the CarMax group can affect the results of operations and financial position of the Circuit City group.
Circuit City Stores and CarMax will be independent, separately traded public companies.

Listing:	Listed on the NYSE under the symbol “CC.”	Will continue to be listed on the NYSE under the symbol “CC.”

Treatment of Indebtedness and Post-Separation Financing Arrangement

In May 2002, CarMax Auto Superstores, Inc., a wholly owned subsidiary of CarMax, entered into a $200,000,000 secured credit facility with various lenders. The credit facility consists of a $100,000,000 revolving line of credit and a $100,000,000 term loan. The aggregate principal amount outstanding under the credit facility on any date may not exceed 150% of the value of CarMax’s eligible motor vehicle inventory as of that date. The credit facility bears interest at a variable rate equal to one-month LIBOR plus 1.50% per annum and is currently scheduled to expire in May 2004.

CarMax and certain subsidiaries of CarMax have unconditionally guaranteed the obligations of CarMax Auto Superstores, Inc. under the credit facility. In addition, these obligations are secured by CarMax’s motor vehicle inventory and certain related property. The credit facility contains customary warranties, covenants, and events of default, including those described below. As of May 31, 2002, CarMax was in compliance with all of the covenants under the credit facility.

Warranties
The credit facility includes warranties with respect to CarMax, and in some cases certain of its subsidiaries, as to, among other things:
•	valid existence;
•	accuracy of financial statements;
•	the existence of material pending or threatened litigation;
•	the payment of all taxes and other governmental charges;
•	material compliance with all employee benefit and environmental laws;
•	the accuracy of all written information provided to the agent or any lender;
•	the condition of the motor vehicles that serve as collateral for the credit facility; and
•	the status of certain dealer franchise agreements and other material relationships with any customer or manufacturer.
Affirmative Covenants
The credit facility includes various affirmative covenants under which CarMax has agreed that it will, and in certain cases that it will cause each of specified subsidiaries to, among other things:
•	deliver financial statements and other information to the agent, including monthly borrowing base certificates and quarterly inventory reports;
•	maintain and preserve its existence and good standing in its jurisdiction of organization and its qualification to do business in all other jurisdictions where qualification is necessary;
•	keep its property in good working order and condition;
•	maintain property and other insurance as is customarily maintained by similarly situated companies;
•	comply in all material respects with all applicable laws, including employee benefit and environmental laws;
•	pay all taxes and other governmental charges;
•
maintain at all times a ratio of consolidated current assets to consolidated current liabilities of at least 1.50 to 1.00 and a ratio of total liabilities to consolidated tangible net worth of not more than 2.00 to 1.00; and

•	maintain for each period of four consecutive fiscal quarters a fixed charge coverage ratio of at least 1.25 to 1.00.

Negative Covenants
The credit facility includes various negative covenants under which CarMax has agreed that it will not, and in certain cases that it will not permit each of specified subsidiaries to, among other things:
•	create, incur, assume or permit to exist any other indebtedness, subject to various exceptions including an exception permitting up to $200,000,000 of additional unsecured indebtedness;
•	create, incur, assume or permit to exist any lien on any of its properties, excluding customary permitted liens;
•	pay dividends or make other distributions to its shareholders, subject to various exceptions including:
•	a one-time $28.4 million special dividend to Circuit City Stores if that dividend is paid prior to December 31, 2002, and,
•
if no default has occurred and is continuing under the credit facility, dividends paid or other distributions made in pro forma compliance with the financial covenants described above in the last two bullet points under “— Affirmative Covenants”;

•
merge or consolidate with any other person, subject to various exceptions including an exception for negotiated acquisitions made in pro forma compliance with the financial covenants described above in the last two bullet points under “— Affirmative Covenants”;

•
acquire all or substantially all of the assets or ownership interests of any other person, subject to various exceptions including an exception for negotiated acquisitions made in pro forma compliance with the financial covenants described above in the last two bullet points under “— Affirmative Covenants”; and

•
make any loan to or other investment in any other person, subject to various exceptions including an exception for up to $25,000,000 of loans or other investments not otherwise permitted under the credit facility.

Events of Default
The credit facility includes various events of default which, unless cured or waived, subject to applicable cure periods, would enable the lenders to terminate their commitments and to accelerate their outstanding loans, including, among other things:
•	a failure to pay principal, interest or other amounts when due;
•	a payment default under certain other material indebtedness or the acceleration of, or the ability to accelerate, that indebtedness;
•
a payment or other default under any other material agreement, including agreements with manufacturers and dealer franchise agreements, if that default might reasonably be expected to have a material adverse affect on:

•	CarMax,
•	CarMax’s, or its subsidiaries’, ability to perform obligations under the credit facility or any related agreement,

•	any substantial portion of the collateral or

•	the enforceability of the credit facility or any related agreement;

•	certain bankruptcy or insolvency events;

•	a failure to comply with or to perform any covenant contained in the credit facility or any related agreement;

•	a material breach of any warranty made in the credit facility or any related agreement;

•	certain events with respect to any pension plan maintained by CarMax or any subsidiary of CarMax;

•	the entry of certain final judgments against CarMax or any subsidiary of CarMax;

•	the unenforceability of any guaranty or security agreement related to the credit facility; and

•	a change in control of CarMax other than in connection with the separation.

The credit facility has been filed as an exhibit to the registration statement, of which this proxy statement/prospectus is a part. For more information on how you can obtain a copy of the credit facility, see “Where You Can Find More Information.”

As of June 30, 2002, $100,000,000 was outstanding under the credit facility. The proceeds from this facility were used to pay Circuit City Stores for the repayment of debt that was previously allocated to CarMax from Circuit City Stores. Future proceeds from the credit facility will be used to pay:

•
a one-time special dividend of $28.4 million to Circuit City Stores on the separation date in recognition of Circuit City Stores’ continuing contingent liability on 23 leases assigned by Circuit City Stores to a subsidiary of CarMax and

•	approximately $8 million of transaction expenses incurred in connection with the separation.

See “Contingent Lease Obligations Retained by Circuit City Stores” below for additional information regarding the special dividend.

Contingent Lease Obligations Retained by Circuit City Stores

CarMax currently operates 23 of its sales locations pursuant to various leases under which Circuit City Stores was the original tenant and primary obligor. Circuit City Stores, and not CarMax, had originally entered into these leases so that Circuit City Stores could take advantage of the favorable economic terms available to it as a large retailer. Prior to the separation, however, Circuit City Stores assigned each of these leases to CarMax. Despite the assignment and pursuant to the terms of the leases, Circuit City Stores retained contingent liability under the leases. For example, if CarMax were to fail to make lease payments under one or more of the leases, Circuit City Stores may be forced to make those payments on CarMax’s behalf. In recognition of this ongoing contingent liability, CarMax has agreed to make a one-time special dividend payment to Circuit City Stores on the separation date. CarMax currently expects this special dividend to be $28.4 million.

No Dissenters’ Rights

Under the Virginia Stock Corporation Act, holders of shares of CarMax Group Common Stock and Circuit City Group Common Stock will not have dissenters’ rights in connection with the CarMax Separation Proposal or the separation. From and after the date of the separation, all rights of holders of CarMax Group Common Stock will cease, except for the right to receive shares of CarMax, Inc. common stock in exchange for their shares of CarMax Group Common Stock as part of the redemption.

Solicitation Agent

Morrow & Co., Inc. has been appointed as the solicitation agent for the special meeting. Questions and requests for assistance and requests for additional copies of this document should be directed to the solicitation agent at:

Morrow & Co., Inc.
445 Park Avenue, 5th Floor
New York, New York 10022
1-800-607-0088

Information Agent

Morrow & Co., Inc. also has been appointed as the information agent for the redemption. After the date the notice of redemption is first mailed to holders of CarMax Group Common Stock, questions and requests for assistance and requests for additional copies of the letter of transmittal should be directed to the information agent at the phone number set forth in the notice of redemption. Certificates for shares should not be surrendered to the information agent.

Transfer Taxes

Holders who surrender their shares in the redemption will not be obligated to pay any transfer taxes in connection with the separation.

Interests of Certain Persons in the Separation

In considering the recommendation of Circuit City Stores’ board of directors to vote in favor of the separation, shareholders of Circuit City Stores should be aware that directors and executive officers of Circuit City Stores have interests in the separation that may be in addition to or different from the interests of shareholders generally. The Circuit City Stores board of directors was aware of these interests and considered them, among other factors, in approving the separation.

Stock Ownership

All of our directors and executive officers currently own Circuit City Group Common Stock and/or CarMax Group Common Stock and will receive CarMax, Inc. common stock in the separation. All of the Circuit City Stores directors and most of the Circuit City Stores executive officers currently own more shares of Circuit City Group Common Stock than CarMax Group Common Stock. Accordingly, they will have a larger proportionate interest in Circuit City Stores after the separation. See “Beneficial Ownership of Circuit City Group Common Stock and CarMax Group Common Stock” on page 105.

Treatment of Options, Stock Appreciation Rights and Restricted Shares

Our directors and executive officers hold options to purchase Circuit City Group Common Stock and/or CarMax Group Common Stock and own restricted shares of Circuit City Group Common Stock and/or CarMax Group Common Stock. As of March 18, 2002, our directors and executive officers beneficially owned an aggregate of 8,546,600 shares of Circuit City Group Common Stock and 1,526,841 shares of CarMax Group Common Stock, including options to purchase Circuit City Group Common Stock and/or CarMax Group Common Stock. See “Beneficial Ownership of Circuit City Group Common Stock and CarMax Group Common Stock” on page 105. In the separation, each unexercised and unexpired option to purchase CarMax Group Common Stock will be converted into an option to purchase CarMax, Inc. common stock and each unexercised and unexpired option to purchase Circuit City Group Common Stock will remain outstanding and represent an option to purchase Circuit City common stock. Each option to purchase CarMax, Inc. common stock and Circuit City common stock will be subject to the same terms and conditions (including vesting) as the option to purchase CarMax Group Common Stock and Circuit City Group Common Stock, respectively, except that the exercise price and the number of shares for the options to purchase Circuit City common stock will be adjusted to reflect the separation. For further details, see “Proposal One: The CarMax Separation Proposal—Employee Benefits and Compensation Matters” on page 46.

In addition, our directors and executive officers hold stock appreciation rights (“SARs”) that were issued in connection with some of the stock options granted to them. Those SARs will become SARs with the same terms and conditions as were applicable to the SARs immediately prior to the separation. However, the exercise price for SARs with respect to Circuit City Group Common Stock and the number of those SARs will be adjusted to reflect the separation. For further details, see “Proposal One: The CarMax Proposal—Employee Benefits and Compensation Matters” on page 46.

In the separation, each restricted share of CarMax Group Common Stock will be converted into a restricted share of CarMax, Inc. common stock and each restricted share of Circuit City Group Common Stock will remain outstanding and represent a restricted share of Circuit City common stock. The dividend of CarMax, Inc. common stock issued in the distribution with respect to restricted shares of Circuit City Group Common Stock will be subject to the same restrictions as the underlying shares of Circuit City Group Common Stock. After the separation, those restricted shares of CarMax, Inc. common stock and Circuit City common stock (and the shares of CarMax, Inc. common stock issued in the distribution) will be subject to the same terms and conditions (including with respect to vesting) as were applicable to the restricted shares of CarMax Group Common Stock or restricted shares of Circuit City Group Common Stock, respectively, immediately before the separation.

Directorships

Upon completion of the separation, Hugh G. Robinson and John W. Snow, each of whom is currently a director of Circuit City Stores, are expected to resign as directors of Circuit City Stores and become directors of CarMax. Richard L. Sharp, former Chairman of the Board and director of Circuit City Stores, also is expected to become the Chairman of the Board and a director of CarMax. Mr. Sharp was the Chairman of the Board and a director of Circuit City Stores until his term expired at the June 18, 2002 annual meeting of shareholders. Mr. Sharp declined to stand for reelection at that meeting. As directors of CarMax, Messrs. Robinson, Sharp and Snow will be entitled to receive directors’ compensation from CarMax in the amount that CarMax provides to its non-employee directors. For a description of the compensation to be paid by CarMax to its non-employee directors, see “Information about CarMax—CarMax Management—Director Compensation” on page 93.

Accounting Treatment

We will account for the separation as a discontinuance of the businesses that currently constitute the CarMax group. The measurement date for discontinued operations for accounting purposes will be on the separation date. The assets and liabilities of CarMax, Inc. will be accounted for at the historical values carried by Circuit City Stores prior to the separation. Total costs relating to the separation, including the special dividend to be paid by CarMax to Circuit City Stores and other expenses, are estimated at $36 million, which will be borne by CarMax. CarMax has incurred approximately $2.6 million of these costs through June 30, 2002.

Regulatory Requirements

Circuit City Stores is not aware of any material governmental approvals or actions that may be required for consummation of the separation.

Federal Securities Law Consequences

The issuance of the CarMax, Inc. common stock in the separation to holders of Circuit City Group Common Stock and CarMax Group Common Stock has been registered under the Securities Act of 1933, as amended.

Upon issuance, these shares of CarMax, Inc. common stock may be traded freely and without restriction, except that the CarMax, Inc. common stock received by persons who are deemed to be “affiliates” (as such term is defined under the Securities Act of 1933) of Circuit City Stores prior to the separation, or of CarMax, Inc. after the separation, may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act of 1933 (or Rule 144, in the case of such persons who become affiliates of CarMax, Inc.) or as otherwise permitted under the Securities Act of 1933. Persons who may be deemed to be affiliates of Circuit City Stores or CarMax, Inc. are generally defined as individuals or entities that control, are controlled by, or are under common control with, Circuit City Stores or CarMax, Inc. and may include certain executive officers and directors of Circuit City Stores or CarMax, Inc.

U.S. Federal Income Tax Consequences of the Separation

In General

This summary of the material U.S. federal income tax consequences of the separation is based on a private letter ruling issued by the IRS to Circuit City Stores in April 2002. The continuing validity of the IRS ruling is subject to the accuracy of certain factual representations and assumptions. Circuit City Stores and CarMax are not aware of any facts or circumstances that would cause the representations and assumptions on which the ruling is based to be incorrect.

This summary is also based upon the Internal Revenue Code of 1986, as amended, the Treasury regulations promulgated thereunder and interpretations of the Code and Treasury regulations by the courts and the IRS, all as they exist as of the date of this document and all of which are subject to change at any time, possibly with retroactive effect. Any such change could alter the tax consequences of the separation to Circuit City Stores, CarMax and the holders of Circuit City Group Common Stock and CarMax Group Common Stock.

This summary does not discuss all tax considerations that may be relevant to shareholders in light of their particular circumstances, nor does it address the consequences to shareholders subject to special treatment under the U.S. federal income tax laws, such as tax-exempt entities, non-resident alien individuals, foreign entities, foreign trusts and estates and beneficiaries thereof, persons who acquire CarMax, Inc. common stock pursuant to the exercise of employee stock options or otherwise as compensation, insurance companies, and dealers in securities. In addition, this summary does not address the U.S. federal income tax consequences to shareholders who do not hold Circuit City Group Common Stock or CarMax Group Common Stock as a capital asset. This summary does not address any state, local or foreign tax consequences.

All shareholders should consult their own tax advisors concerning the tax consequences of the redemption of CarMax Group Common Stock for CarMax, Inc. common stock and the distribution of CarMax, Inc. common stock to holders of Circuit City Group Common Stock in light of their particular circumstances. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor.

Holders who have blocks of CarMax Group Common Stock or Circuit City Group Common Stock with different per share tax bases should consult their own tax advisors regarding the possible tax basis consequences to them of the separation.

The Ruling

The material U. S. federal income tax consequences of the separation set forth in the IRS ruling are as follows:

Redemption

With respect to the redemption, the IRS ruling provides in substance that:

•	no gain or loss will be recognized by, and no amount will be included in the income of, Circuit City Stores upon the redemption;

•
no gain or loss will be recognized by, and no amount will be included in the income of, holders of CarMax Group Common Stock upon their receipt of shares of CarMax, Inc. common stock in the redemption;

•
the aggregate tax basis of the shares of CarMax, Inc. common stock received by shareholders in the redemption, immediately after the redemption, will be the same as the aggregate tax basis of the shares of CarMax Group Common Stock exchanged therefor; and

•
the holding period of the shares of CarMax, Inc. common stock received by shareholders in the redemption will include the holding period of the shares of CarMax Group Common Stock with respect to which the shares of CarMax, Inc. common stock were received.

Distribution

With respect to the distribution, the IRS ruling provides in substance that:

•	no gain or loss will be recognized by, and no amount will be included in the income of, Circuit City Stores upon the distribution;

•
no gain or loss will be recognized by, and no amount will be included in the income of, holders of Circuit City Group Common Stock upon their receipt of shares of CarMax, Inc. common stock in the distribution;

•	a holder of Circuit City Group Common Stock on which CarMax, Inc. common stock is distributed will apportion its tax basis in that Circuit City Group Common Stock between:

•	that Circuit City Group Common Stock, which will become Circuit City common stock in the holder’s hands, and

•	the CarMax, Inc. common stock received in the distribution (including any fractional shares of CarMax, Inc. common stock deemed received),

in proportion to the relative fair market values of that Circuit City Group Common Stock and the CarMax, Inc. common stock on the date of the distribution; and

•
the holding period of the shares of CarMax, Inc. common stock received by a holder of Circuit City Group Common Stock in the distribution will include the period during which that holder held the Circuit City Group Common Stock on which the CarMax, Inc. common stock is distributed.

Effect of Certain Acquisitions of Circuit City Stores or CarMax

The separation may become taxable to Circuit City Stores pursuant to Section 355(e) of the Internal Revenue Code if 50% or more of the shares of either Circuit City common stock or CarMax, Inc. common stock are found to have been acquired, directly or indirectly, as part of a plan or series of related transactions that include the separation. For this purpose, acquisitions of Circuit City common stock or CarMax, Inc. common stock within the two years before or after the separation are presumed to be part of such a plan. However, recently promulgated Treasury regulations provide for a number of safe harbor provisions that could be used to rebut that presumption. If an acquisition occurs pursuant to a plan or series of related transactions that includes the separation, Circuit City Stores would have to pay a corporate tax based on the excess of the fair market value of the shares of CarMax, Inc. common stock issued in the redemption and the distribution over Circuit City Stores’ tax basis for such shares. The party who would bear the burden of the corporate tax would be determined under the tax allocation agreement. See the discussion below in “Circuit City Stores’ Relationship with CarMax after the Separation—Tax Allocation Agreement.” Even if Section 355(e) were to apply to cause the separation to be taxable to Circuit City Stores, it would remain tax-free to the holders of Circuit City Group Common Stock and CarMax Group Common Stock.

Receipt of Cash Instead of Fractional Shares

No fractional shares of CarMax, Inc. common stock will be issued in the distribution. All fractional shares resulting from the distribution will be aggregated and sold by the transfer agent, and the net proceeds will be distributed pro-rata to the shareholders otherwise entitled to those such fractional shares.

A shareholder who receives cash instead of a fractional share interest in the distribution will generally recognize gain or loss in an amount equal to the difference between the amount of cash received and the portion of that shareholder’s tax basis allocable to that fractional share interest. That gain or loss will generally be treated as capital gain or loss. For taxpayers who are individuals, if their fractional share interest has a holding period for U.S. federal income tax purposes of more than one year, any such capital gain will generally be subject to a stated maximum rate of 20%. In general, for purposes of the distribution, a person’s holding period for a fractional share interest will include the period during which that person held the Circuit City Group Common Stock with respect to which the fractional share interest was received.

Backup Withholding

Under the Code, if you receive cash in lieu of a fractional share interest, you may be subject, under certain circumstances, to backup withholding at a 30% rate with respect to that cash unless you provide proof of an applicable exemption or a correct taxpayer identification number, and otherwise comply with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against your U.S. federal income tax liability, provided you furnish the required information to the IRS.

Reporting Requirements

Current Treasury regulations require each holder of CarMax Group Common Stock or Circuit City Group Common Stock who receives CarMax, Inc. common stock pursuant to the separation to attach to his or her federal income tax return for the year in which the separation occurs, a detailed statement setting forth such data as may be appropriate in order to show the applicability of Section 355 of the Code to the separation. Circuit City Stores will provide the appropriate information to each shareholder of record.

Employee Benefits and Compensation Matters

CarMax Group Common Stock Options and Restricted Shares

If the CarMax, Inc. 2002 Stock Incentive Plan is approved by the shareholders, CarMax will assume, under the plan, the obligations with respect to options on CarMax Group Common Stock and restricted shares of CarMax Group Common Stock previously issued under Circuit City Stores stock incentive plans. To find more information about the proposed plan, see “Proposal Four: CarMax, Inc. 2002 Stock Incentive Plan” on page 53. The following description assumes the approval of the CarMax, Inc. 2002 Stock Incentive Plan. Options to purchase shares of CarMax Group Common Stock held by CarMax employees outstanding on the date of the separation will be converted into a similar option to purchase shares of CarMax, Inc. common stock. The exercise price, the number of shares covered by the option and the other terms and conditions of the options, including vesting, will be the same immediately before and after the separation.

Restricted shares of CarMax Group Common Stock will be converted into restricted shares of CarMax, Inc. common stock. After the separation, those restricted shares of CarMax, Inc. common stock will be subject to the same terms and conditions (including with respect to vesting) as were applicable to the restricted shares of CarMax Group Common Stock immediately before the separation.

Adjustment to Circuit City Group Common Stock Options, Stock Appreciation Rights and Restricted Shares

Options to purchase Circuit City Group Common Stock held by Circuit City employees will be adjusted to reflect the effect on the Circuit City Group Common Stock of the issuance of the CarMax, Inc. common stock in the distribution. The exercise price and number of shares subject to the option will be adjusted and all other terms will be preserved. The adjustment to each option is intended to preserve both the same intrinsic value and the same exercise price to market value ratio of the options immediately before and after the separation. The intrinsic value is the difference between the exercise price of an option on a share of stock and the market value of the stock subject to the option. The exercise price to market value ratio is a fraction, the numerator of which is the exercise price of an option and denominator of which is the market value of the stock subject to the option.

Circuit City SARs (all of which have been granted in connection with options to purchase Circuit City Group Common Stock) will become SARs with respect to Circuit City common stock on the same terms and conditions as were applicable to the SARs immediately prior to the separation, except that the exercise price for the SARs and the number of SARs will be adjusted to reflect the separation. The adjustment to each SAR will be made under the same methodology as the stock options.

Restricted shares of Circuit City Group Common Stock will remain outstanding and represent restricted shares of Circuit City common stock. The dividend of CarMax, Inc. common stock issued in the distribution with respect to restricted shares of Circuit City Group Common Stock will be subject to the same restrictions as the underlying shares of Circuit City Group Common Stock. After the separation, those restricted shares of Circuit City common stock (and the shares of CarMax, Inc. common stock issued in the distribution) will be subject to the same terms and conditions (including with respect to vesting) as were applicable to the restricted shares of Circuit City Group Common Stock immediately before the separation.

New CarMax Benefits Plans

CarMax intends initially to offer its eligible employees benefits that are essentially identical to the benefits currently being provided to the CarMax group employees. The following briefly summarizes the benefits that will be provided:

Pension Plan.    Effective March 1, 2002, Circuit City Stores established the CarMax pension plan for the benefit of eligible CarMax employees. The pension plan is a noncontributory defined benefit pension plan that covers employees who are at least age 21 and have completed one year of service. Benefits are based on a designated percentage of the average of compensation for the five highest of the last 10 consecutive years of employment, weighted according to years of credited service, and integrated with Social Security covered compensation. Years of credited service will include years of employment with Circuit City Stores before the date of the separation and through March 1, 2003. For CarMax pension plan purposes, compensation of participants includes base pay, bonuses, overtime and commissions and excludes amounts realized under any employee stock purchase plan or stock incentive plan. Participants may receive distribution of their benefits at normal or early retirement in the form of a life annuity based on the life of the participant, a joint and survivor annuity based on the lives of the participant and his or her beneficiary or certain other variations of the life annuity and joint and survivor annuity.

Effective as of the close of business on February 28, 2002, the Circuit City Stores pension plan transferred the assets and liabilities attributable to all CarMax employees and retirees under the Circuit City Stores pension plan to the CarMax pension plan. The assets and liabilities attributable to Circuit City Stores employees and retirees will remain in the Circuit City Stores pension plan. As of the date of the separation, CarMax will become the sponsor of the CarMax pension plan.

401(k) Plan.    The CarMax 401(k) plan will be a contributory defined contribution plan that covers employees who are at least age 21 and have completed one year of service. Under the 401(k) plan, eligible employees will be able to contribute up to 15% of their eligible compensation per year. For the first 5% of compensation contributed, employees will receive a company matching contribution equal to 25% of the amount contributed. Employee contributions and matching contributions will be maintained in a separate account in the plan. Participants will direct the investment of the contributions in the account into various investment alternatives selected by the plan administrative committee to be available under the plan. Participants will be able to change their investment selection on a daily basis. Upon a participant’s reaching age 59 1/2, retirement or termination of employment, the participant will be able to receive a lump sum distribution of the amount in his/her account.

Employee Stock Purchase Plan.    Under the employee stock purchase plan, eligible CarMax employees who complete one year of service will be able to purchase shares of CarMax, Inc. common stock, subject to certain limitations. Employees who are considered insiders under Section 16 of the Securities Exchange Act of 1934, as amended, and officers of CarMax will not be eligible to participate. Eligible employees will be able to purchase, through payroll deduction, CarMax, Inc. common stock equal to 2% to 10% of eligible compensation, up to a maximum of $7,500 per year. For each $1.00 contributed by eligible employees, CarMax will match $0.15. The CarMax, Inc. common stock purchased with the contributions will be held in an account maintained for each participating employee. Participating employees will have all the rights of shareholders with respect to shares of
CarMax, Inc. common stock acquired under the plan, including the right to vote such shares and receive annual reports. A participating employee will at any time be able to terminate participation in the plan. At that time, the employee will receive, at his election, either the shares in his account, or the cash value of the shares in his account.

Stock Incentive Plans.    CarMax will maintain a stock incentive plan or plans for its management, key-employees and non-employee directors. The CarMax, Inc. 2002 Stock Incentive Plan for management and key employees is being presented for approval by shareholders. To find more information about the proposed plan, see “Proposal Four: CarMax, Inc. 2002 Stock Incentive Plan” on page 53. The CarMax, Inc. 2002 Non-employee Directors Stock Incentive Plan for non-employee directors is also being presented for approval by shareholders. To find more information about the proposed plan, see “Proposal Five: CarMax, Inc. 2002 Non-employee Directors Stock Incentive Plan” on page 58. The plans will be administered by the compensation committee of the CarMax board of directors. The compensation committee will be able to make incentive awards in the form of stock options, stock appreciation rights or restricted stock. The compensation committee will have the discretion to determine when to grant incentive awards, which eligible employees will receive incentive awards, whether the awards will be options, stock appreciation rights or restricted stock and the number of shares allocated to each incentive award.

Options to purchase shares of CarMax, Inc. common stock may be incentive stock options or nonstatutory stock options. The option price will not be less than 100% of the fair market value of the CarMax, Inc. common stock on the date of the option grant. Options will only be exercisable at the times specified by the compensation committee, provided however, that incentive stock options will only be exercisable within the periods permitted by the Internal Revenue Code.

Restricted stock issued pursuant to the employee plan will be subject to the following general restrictions:

•	no shares will be permitted to be sold, transferred, pledged, or otherwise encumbered or disposed of until the restrictions have lapsed or been removed, and

•
if a holder of restricted stock ceases to be employed by CarMax or any of its affiliates, any shares of restricted stock on which the restrictions have not lapsed or been otherwise removed will be forfeited.

Welfare Benefit Plans.    CarMax will implement welfare benefit plans that will provide benefits that are substantially similar to the benefits that CarMax employees are currently receiving. These plans will provide eligible employees with various benefits, including health benefits, dental benefits, short- and long-term disability benefits, life and supplemental life insurance benefits, travel accident benefits, dependent care assistance and educational assistance plans. The CarMax welfare plans will give CarMax employees service credited under the Circuit City Stores employee benefit plans for purposes of eligibility, vesting, or other waiting period requirements. In addition, the CarMax plans will waive, with respect to CarMax employees, their spouses and dependents who are eligible to participate in the Circuit City Stores employee benefit plans, all limitations with respect to pre-existing medical conditions and exclusions, and will give such employees credit for any moneys paid toward the annual deductibles under the Circuit City Stores employee benefit plans as of the date the CarMax plans are effective.

Executive Plans.    CarMax will implement a retirement benefit restoration plan to maintain compensation competitiveness and to create a retirement program that restores benefits for CarMax’s more senior executives who are affected by Internal Revenue Code limits on benefits provided under the CarMax pension plan. Subject to an annual benefit limit, the benefit restoration plan and the pension plan together will provide benefits to all employees affected by the Internal Revenue Code limits at approximately the same percentage of compensation as for other employees. CarMax’s Chief Executive Officer and the four other most highly compensated officers of CarMax will also participate in this plan.

CarMax will also implement an annual performance-based bonus plan to provide an annual performance-based cash incentive for the executive officers of CarMax who are in a position to contribute materially to the success of CarMax and its subsidiaries. Under the annual performance-based bonus plan, awards payable to any eligible executive may range from 0% to 200% of the executive’s base salary, depending upon whether, or the extent to which, certain pre-established pre-tax earnings and or earnings per share goals have been achieved. An independent committee of the board of directors of CarMax will administer the annual performance-based bonus plan and will select the eligible executives to receive awards and to determine for each executive the terms and conditions and the amount of each award.

Employment Agreements and Change-In-Control Arrangements.    CarMax has employment agreements with each of its executive officers and other management employees that will continue after the separation. Generally, these agreements provide for annual salary review and participation in CarMax’s bonus, stock incentive and other employee benefits programs. These agreements, except for Mr. Ligon’s agreement, also provide for continuation of base salary for one year following termination by CarMax without cause, including a termination by the employee due to a reduction in base salary, significant reduction in responsibilities, or a required job transfer to another market area. Except for Mr. Ligon, CarMax’s salary continuation obligation will decrease by up to 50% if the individual secures alternative employment. Mr. Ligon’s agreement provides for continuation of base salary, target bonus and continued participation in employee benefit plans for two years following termination without cause. In such circumstances, Mr Ligon’s agreement also provides that he will be paid any prorata bonus to which he would otherwise be entitled for that year. The aforementioned benefits extend for another year under the agreement if, following a change in control, Mr. Ligon is terminated, demoted or voluntarily terminates employment in the thirteenth month. Each agreement contains provisions confirming the employee’s obligation to maintain the confidentiality of proprietary information and not to compete with CarMax for a specified period after the termination of his employment (two years for Mr. Ligon, one year for the other named executive officers) or solicit CarMax employees for two years. The employment agreements with the executive officers became effective as follows: Mr. Ligon—2002, Mr. Browning—1996, Mr. Folliard—1996, Mr. Dolan—1996, and Mr. Kunkel—1998.

Listing and Trading of CarMax, Inc. Common Stock

Currently, there is no public market for CarMax, Inc. common stock. CarMax has applied to list CarMax, Inc. common stock on the New York Stock Exchange under the symbol “KMX.” The NYSE has approved the listing subject to official notice of issuance. “KMX” is the same symbol under which CarMax Group Common Stock has traded on the NYSE. However, trading in CarMax Group Common Stock under that symbol will end at the close of trading on the trading day before the date of the separation, and trading in CarMax, Inc. common stock under that symbol will begin at the start of trading on the date of the separation.

Expenses

Excluding the special dividend, the expenses of the separation are estimated to be approximately $8 million. CarMax will bear these expenses.

PROPOSAL TWO:    THE CLEAN-UP AMENDMENT PROPOSAL

General

In addition to the CarMax Separation Proposal, you are also being asked to consider and approve the Clean-Up Amendment to Circuit City Stores’ articles of incorporation, as set forth in Annex B, which will become effective after the CarMax Separation. This Clean-Up Amendment would remove the provisions of the Circuit City Stores articles of incorporation that provide for the two currently outstanding series of Circuit City common stock—the CarMax Group Common Stock and the Circuit City Group Common Stock—and would provide for a single series of common stock in substantially the manner set forth in Circuit City Stores’ articles of incorporation before they were amended to authorize the CarMax Group Common Stock.

If the Clean-Up Amendment Proposal is approved and the Circuit City Stores board of directors proceeds with the CarMax Separation, Circuit City Stores will file with the State Corporation Commission of Virginia, once the CarMax Group Common Stock has been redeemed, articles of amendment to the articles of incorporation to effect the Clean-Up Amendment. As a result of the filing of the Clean-Up Amendment, the Circuit City Group Common Stock will become the only series of common stock of Circuit City Stores and will be redesignated as “Common Stock” of Circuit City Stores, Inc.

If the CarMax Separation Proposal is not approved by our shareholders at the special meeting, we will not present the Clean-Up Amendment Proposal to shareholders for their approval at the special meeting. Despite approval of the Clean-Up Amendment by the shareholders, we will not file the Clean-Up Amendment with the State Corporation Commission of Virginia, and the Clean-Up Amendment will not become effective, if the CarMax Separation does not occur. Thus, if the Circuit City Stores board of directors decides not to proceed with the CarMax Separation, then the Clean-Up Amendment will not be filed, and the CarMax Group Common Stock will continue as a series of Circuit City Stores, Inc. common stock.

Recommendation of the Circuit City Stores Board of Directors

Following the redemption of all of the CarMax Group Common Stock in the separation, there will no longer be any CarMax Group Common Stock outstanding. In addition, following the separation, Circuit City Stores will no longer own the CarMax group business. As a result, there will no longer be a need for a series of common stock for the CarMax group. Therefore, Circuit City Stores’ board of directors has determined that the Clean-Up Amendment is in the best interests of Circuit City Stores and its shareholders and, accordingly, unanimously recommends that holders of Circuit City Group Common Stock and CarMax Group Common Stock vote FOR the Clean-Up Amendment Proposal.

PROPOSAL THREE:    CARMAX, INC. ANNUAL PERFORMANCE-BASED BONUS PLAN

The Plan

Introduction

The board of directors of Circuit City Stores has adopted the CarMax, Inc. Annual Performance-Based Bonus Plan (the “Bonus Plan”). CarMax is the sponsor of the Bonus Plan. The purpose of the Bonus Plan is to provide an annual performance-based cash incentive for the executive officers of CarMax who are in a position to contribute materially to the success of CarMax and its subsidiaries. The board of directors recommended that the Bonus Plan be submitted for approval by the Circuit City Stores shareholders to meet the requirements of Section 162(m) of the Internal Revenue Code so that following the separation, CarMax’s ability to deduct payments under the Bonus Plan for federal income tax purposes would not be limited by the provisions of Section 162(m). This recommendation is consistent with the board’s policy concerning Section 162(m). The Bonus Plan will apply to each of CarMax’s fiscal years, each referred to as a “plan year,” while the Bonus Plan is in effect, beginning with the fiscal year that began March 1, 2002. The Bonus Plan is intended to operate substantially in the same manner as the Circuit City Annual Performance-Based Bonus Plan as it applies to executive officers. The principal features of the Bonus Plan are summarized below. The summary is qualified by reference to the complete text of the Bonus Plan, which is attached as Annex H.

Administration

Following the separation, the Bonus Plan will be administered by an independent committee consisting solely of two or more outside directors of CarMax. The committee is expected to be the Compensation and Personnel Committee.

Eligibility

All executive officers of CarMax are eligible under the Bonus Plan. The committee will select which executive officers will be participants each plan year and will set the terms and conditions of annual awards to participants. Initially five employees will be eligible to participate in the Bonus Plan.

Operation of the Bonus Plan

For each plan year, the committee will select the performance criteria to be used for that plan year. The permissible performance criteria under the Bonus Plan are CarMax’s pre-tax earnings and CarMax’s earnings per share. For purposes of the performance criteria, “CarMax” includes CarMax’s subsidiaries on a consolidated basis. Either or both of the performance criteria may be used for a plan year. The committee will also determine the appropriate weight to be given to any applicable performance criteria for a plan year. For each of the performance criteria, the committee will establish one or more performance goals. During a plan year, the committee may increase, but not decrease, a performance goal. For attainment of each level of performance goal, the committee will establish a performance adjustment percentage to be applied to the target bonuses of the plan participants for that plan year. The performance adjustment percentage may be between 0% and 200%. The committee may limit the maximum performance adjustment for a plan year to less than 200%. The performance criteria, performance goals and performance adjustments may vary among participants for a plan year. The committee will also establish a target bonus for each participant for each plan year. After the end of a plan year, the committee will certify in writing the level of performance that was attained for the prior plan year. A participant’s bonus under the plan will be obtained by multiplying the performance adjustment for the attained performance goal times the participant’s target bonus. The maximum bonus award for a participant for a plan year will be the lesser of 200% of the participant’s base salary for the plan year or $2 million. Bonuses for participants are payable in cash after the committee certifies the achievement of the performance goal.

Termination; Amendments

The plan will terminate on February 29, 2012, unless it is terminated earlier by the CarMax board of directors. The board may amend the plan, provided that any amendment to change the performance criteria or materially increase the maximum potential benefits for participants must be approved by the shareholders of CarMax (except for amendments necessary to meet the requirements of Section 162(m) of the Internal Revenue Code).

Recommendation of the Circuit City Stores Board of Directors

The Circuit City Stores board of directors believes that approval of the Bonus Plan is in the best interest of CarMax and all shareholders and, accordingly, unanimously recommends that holders of Circuit City Group Common Stock and CarMax Group Common Stock vote FOR the proposed CarMax, Inc. Annual Performance-Based Bonus Plan.

PROPOSAL FOUR:    CARMAX, INC. 2002 STOCK INCENTIVE PLAN

The Plan

Introduction

The board of directors of Circuit City Stores has adopted the CarMax, Inc. 2002 Stock Incentive Plan (the “2002 Plan”). The 2002 Plan is designed to encourage and motivate selected employees of CarMax and its affiliates to contribute to the successful performance of CarMax. The board of directors believes that stock ownership by employees promotes a unity of purpose between employees and shareholders. The 2002 Plan supports the achievement of CarMax’s primary long-term performance objectives by stimulating the efforts of employees and strengthening their desire to remain with CarMax and its affiliates.

The Circuit City Stores board of directors recommended that the 2002 Plan be submitted for approval by the Circuit City Stores shareholders to meet the requirements of Section 162(m) of the Internal Revenue Code so that following the separation, CarMax’s ability to deduct payments under the 2002 Plan for federal income tax purposes would not be limited by the provisions of Section 162(m). This recommendation is consistent with the Circuit City Stores board’s policy concerning Section 162(m). The 2002 Plan will apply to each of CarMax’s fiscal years while the 2002 Plan is in effect, beginning with the fiscal year that began on March 1, 2002. The 2002 Plan is intended to operate substantially in the same manner as the Circuit City 1994 Stock Incentive Plan. The principal features of the 2002 Plan are summarized below. The summary is qualified by reference to the complete text of the 2002 Plan, which is attached as Annex I.

General

The 2002 Plan authorizes 10,000,000 shares of CarMax, Inc. common stock for issuance pursuant to incentive awards made under the 2002 Plan. Incentive awards under the 2002 Plan may be in the form of stock options, stock appreciation rights or restricted stock. The number of shares available for incentive awards under the 2002 Plan will be increased due to incentive awards that are forfeited or otherwise terminated without issuance of shares, shares withheld by or tendered to CarMax in connection with the exercise of an option or other award or satisfaction of tax withholding obligations. Adjustments will be made in the aggregate number of shares that may be issued under the 2002 Plan in the event of a change affecting shares of CarMax, Inc. common stock, such as stock dividends, recapitalization, reorganization, or mergers. No more than 1,500,000 shares may be allocated for incentive awards to any one employee during any single calendar year.

Administration

The 2002 Plan will be administered by an independent committee of the CarMax board of directors. The committee is expected to be the Compensation and Personnel Committee. This committee will be comprised of at least two CarMax directors, and each member must be a “non-employee director,” as defined for purposes of Section 16 of the Securities Exchange Act of 1934, and an “outside director,” as defined for purposes of Section 162(m) of the Internal Revenue Code. The committee will have the power and complete discretion to administer the 2002 Plan, including the power to determine when to grant incentive awards, which eligible employees will receive incentive awards, whether the award will be an option, stock appreciation right or restricted stock, whether stock appreciation rights will be attached to options, and the number of shares to be allocated to each incentive award. The committee may impose conditions on the exercise of options and stock appreciation rights and upon the transfer of restricted stock received under the plan, and may impose such other restrictions and requirements as it may deem appropriate, including reserving the right for CarMax to reacquire shares issued pursuant to an incentive award. The committee will also be expressly authorized to make an award under the plan conditioned upon the surrender for cancellation of an existing incentive award.

Stock Options

Options to purchase shares of CarMax, Inc. common stock granted under the 2002 Plan may be “incentive stock options” or nonstatutory stock options. Incentive stock options qualify for favorable income tax treatment under Section 422 of the Internal Revenue Code, while nonstatutory stock options do not. The option price of CarMax, Inc. common stock covered by an incentive stock option may not be less than 100% (or, in the case of an incentive stock option granted to a 10% shareholder, 110%) of the fair market value of the CarMax, Inc. common stock on the date of the option grant. The option price of CarMax, Inc. common stock covered by a nonstatutory option may not be less than 100% of the fair market value of the CarMax, Inc. common stock on the date of grant.

The value of incentive stock options, based on the aggregate exercise price, that can be exercisable for the first time in any calendar year under the 2002 Plan or any other similar plan maintained by CarMax is limited to $100,000.

Options may only be exercised at the times specified by the committee, provided, however, that incentive stock options may not be exercised after the first to occur of (i) ten years (or, in the case of an incentive stock option granted to a 10% shareholder, five years) from the date on which the incentive stock option was granted, (ii) three months from the optionee’s termination of employment with CarMax or its affiliates for reasons other than death or disability, or (iii) one year from the optionee’s termination of employment because of death or disability.

If the option so provides, an optionee exercising an option may pay the purchase price in cash; by delivering mature shares of CarMax, Inc. common stock; by delivering a promissory note; or by delivering an exercise notice together with irrevocable instructions to a broker to promptly deliver to CarMax the amount of sale or loan proceeds from the option shares to pay the exercise price. The 2002 Plan authorizes the committee also to include a reload feature in options granted under the plan. If an option with a reload feature is exercised by delivering mature shares of CarMax, Inc. common stock to pay the exercise price, the optionee is automatically granted a new option to purchase the number of mature shares delivered (a “reload option”). The reload option will have the same restrictions on exercisability as existed in the underlying option and the exercise price will be the fair market value of the CarMax, Inc. common stock on the date of grant of the reload option. The reload option may not have a reload feature.

Change of Control

The committee may, in its discretion, include provisions in stock options granted under the 2002 Plan that will make the options become fully exercisable upon a “change of control” of CarMax, or upon the occurrence of one or more events subsequent to a change of control, notwithstanding other conditions on exercisability in the option. A change of control will be deemed to have taken place if: (i) a third person, including a “group” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934 becomes, or acquires the right to become, the beneficial owner of CarMax’s securities having 20% or more of the combined voting power of the then outstanding securities of CarMax that may be cast for the election of the board of directors of CarMax (other than as a result of an issuance of securities initiated by CarMax in the ordinary course of business); or (ii) as a result of, or in connection with, any cash tender or exchange offer, merger or other business combination, sale of assets or contested election, or any combination of the foregoing transactions, the persons who were directors of CarMax before those transactions cease to constitute a majority of the board of directors of CarMax or any successor to CarMax.

Stock Appreciation Rights

The committee may award stock appreciation rights under the 2002 Plan either with or without related options, or the committee may subsequently award and attach stock appreciation rights to a previously awarded nonstatutory option, and impose such conditions upon their exercise as it deems appropriate. When the stock appreciation right is exercisable, the holder may surrender to CarMax all or a portion of the unexercised stock appreciation right and receive in exchange an amount equal to the difference between (i) the fair market value on the date of exercise of the CarMax, Inc. common stock covered by the surrendered portion of the stock appreciation right and (ii) the exercise price of the CarMax, Inc. common stock under the related option or, if not related to an option, the fair market value of CarMax, Inc. common stock on the date the stock appreciation right was awarded. The committee may limit the amount that can be received when a stock appreciation right is exercised. When a stock appreciation right related to an option is exercised, the underlying option, to the extent that the stock appreciation right is surrendered, will no longer be exercisable. Similarly, when an option is exercised, any stock appreciation rights attached to the option will no longer be exercisable. CarMax’s obligation arising upon exercise of a stock appreciation right may be paid in CarMax, Inc. common stock or in cash, or in any combination of the two, as the committee may determine.

Stock appreciation rights may only be exercised when the underlying option is exercisable or, if there is no underlying option, at the times specified by the committee.

Restricted Stock

Restricted stock issued pursuant to the plan is subject to the following general restrictions: (i) none of such shares may be sold, transferred, pledged, or otherwise encumbered or disposed of until the restrictions on such shares have lapsed or been removed under the provisions of the plan, and (ii) if a holder of restricted stock ceases to be employed by CarMax or one of its affiliates, he will forfeit any shares of restricted stock on which the restrictions have not lapsed or been otherwise removed. The committee is also authorized to impose further restrictions on restricted stock awards, including additional events of forfeiture.

The committee will establish as to each share of restricted stock issued under the 2002 Plan the terms and conditions upon which the restrictions on those shares will lapse; provided that, except in limited circumstances, the period of restriction must be at least three years from the date of grant. The terms and conditions may include, without limitation, the lapsing of those restrictions at the end of a specified period of time, as a result of the disability, death or retirement of the participant, or as a result of the occurrence of a change of control. In addition, the committee may at any time, in its sole discretion, accelerate the time at which any or all restrictions will lapse or remove any and all restrictions.

During the period of restriction, participants holding shares of restricted stock may exercise full voting rights with respect to those shares and are entitled to receive all dividends and other distributions paid with respect to those shares.

Transferability of Incentive Awards

No options or stock appreciation rights granted under the plan, and during the applicable period of restriction no shares of restricted stock, may be sold, transferred, pledged, or otherwise disposed of, other than by will or by the laws of descent and distribution. All rights granted to a participant under the plan will be exercisable during his lifetime only by such participant or, if permissible under applicable law, by his guardians or legal representatives. Upon the death of a participant, his personal representative or beneficiary may exercise his rights under the plan.

Term; Modification of 2002 Plan

The plan will be effective as of the separation date. The grant of incentive awards will be generally contingent on shareholder approval of the plan and meeting federal or state securities laws requirements. Furthermore, employees cannot exercise any options or stock appreciation rights granted under the plan until these same conditions are met. The plan will terminate ten years after the effective date, unless the CarMax board of directors terminates it prior to that date.

The CarMax board of directors may amend, alter or terminate the 2002 Plan in such respects as it deems advisable; provided that the CarMax shareholders must approve any amendment that would (i) materially increase the benefits accruing to participants under the 2002 Plan, (ii) materially increase the number of shares of CarMax, Inc. common stock that may be issued under the 2002 Plan, or (iii) materially modify the requirements of eligibility for participation in the 2002 Plan. Incentive awards granted under the 2002 Plan may be amended with the consent of the participant so long as the amended award is consistent with the terms of the plan.

Coordination with Circuit City Stores, Inc. 2002 Stock Incentive Plan

If approved, the 2002 Plan will assume all outstanding options and restricted stock awards previously made to CarMax employees under the Circuit City Stores, Inc. 2002 Stock Incentive Plan. The terms of the options will not be changed, except to substitute CarMax, Inc. common stock for CarMax Group Common Stock. The restricted stock awards will remain subject to the same restrictions, with the CarMax Group Common Stock being exchanged for CarMax, Inc. common stock. The New Plan Benefits table below shows the stock options and restricted stock awards that have been previously granted under the Circuit City Stores, Inc. Stock Incentive Plan that will be assumed by the 2002 Plan, if approved. If the 2002 Plan is not approved, these stock options and restricted stock will remain outstanding under the Circuit City Stores, Inc. 2002 Stock Incentive Plan with any necessary adjustments.

Federal Income Tax Information

The following is a general summary of the current federal income tax treatment of incentive awards, which would be authorized to be granted under the 2002 Plan, based upon the current provisions of the Internal Revenue Code and regulations promulgated thereunder. The rules governing the tax treatment of such awards are quite technical, so the following discussion of tax consequences is necessarily general in nature and does not purport to be complete. In addition, statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. Finally, this discussion does not address the tax consequences under applicable state and local law.

Incentive Stock Options.    A participant will not recognize income on the grant or exercise of an incentive stock option. However, the difference between the exercise price and the fair market value of the stock on the date of exercise is an adjustment item for purposes of the alternative minimum tax. If a participant does not exercise an incentive stock option within certain specified periods after termination of employment, the participant will recognize ordinary income on the exercise of an incentive stock option in the same manner as on the exercise of a nonqualified stock option, as described below.

The general rule is that gain or loss from the sale or exchange of shares acquired on the exercise of an incentive stock option will be treated as capital gain or loss. If certain holding period requirements are not satisfied, however, the participant generally will recognize ordinary income at the time of the disposition. Gain recognized on the disposition in excess of the ordinary income resulting therefrom will be capital gain, and any loss recognized will be a capital loss.

Nonqualified Stock Options and Stock Appreciation Rights.    A participant generally is not required to recognize income on the grant of a nonqualified stock option or a stock appreciation right. Instead, ordinary income generally is required to be recognized on the date the nonqualified stock option or stock appreciation right is exercised. In general, the amount of ordinary income required to be recognized, (a) in the case of a nonqualified stock option, is an amount equal to the excess, if any, of the fair market value of the shares on the exercise date over the exercise price, and (b) in the case of a stock appreciation right, the amount of cash and/or the fair market value of any shares received upon exercise plus the amount of taxes withheld from such amounts.

Restricted Stock.    Unless a participant who receives an award of restricted stock makes an election under Section 83(b) of the Internal Revenue Code as described below, the participant generally is not required to recognize ordinary income on the award of restricted stock. Instead, on the date the shares vest (that is, become transferable and no longer subject to forfeiture), the participant will be required to recognize ordinary income in an amount equal to the excess, if any, of the fair market value of the shares on that date over the amount, if any, paid for those shares. If a participant makes a Section 83(b) election to recognize ordinary income on the date the shares are awarded, the amount of ordinary income required to be recognized is an amount equal to the excess, if any, of the fair market value of the shares on the date of award over the amount, if any, paid for those shares. In that case, the participant will not be required to recognize additional ordinary income when the shares vest.

Gain or Loss on Sale or Exchange of Shares.    In general, gain or loss from the sale or exchange of shares granted under the 2002 Plan will be treated as capital gain or loss, provided that the shares are held as capital assets at the time of the sale or exchange. However, if certain holding period requirements are not satisfied at the time of a sale or exchange of shares acquired upon exercise of an incentive stock option (a “disqualifying disposition”), a participant generally will be required to recognize ordinary income upon that disposition.

Deductibility by CarMax.    CarMax generally is not allowed a deduction in connection with the grant or exercise of an incentive stock option. However, if a participant is required to recognize income as a result of a disqualifying disposition, CarMax will be entitled to a deduction equal to the amount of ordinary income so recognized. In general, in the case of a nonqualified stock option (including an incentive stock option that is treated as a nonqualified stock option, as described above), a stock appreciation right, or restricted stock, CarMax will be allowed a deduction in an amount equal to the amount of ordinary income recognized by a participant, provided that certain income tax reporting requirements are satisfied.

Performance-Based Compensation.    Subject to certain exceptions, Section 162(m) of the Internal Revenue Code disallows federal income tax deductions for compensation paid by a publicly-held corporation to certain executives to the extent the amount paid to an executive exceeds $1 million for the taxable year. The 2002 Plan has been designed to allow the committee to grant stock options and stock appreciation rights that qualify under an exception to the deduction limit of Section 162(m) for “performance-based compensation.”

Accounting Treatment.    Under present accounting rules, the grant of options at an exercise price equal to or greater than market value on the date of grant does not result in a charge against CarMax’s earnings. However, the excess, if any, from time to time of the fair market value of CarMax, Inc. common stock subject to stock appreciation rights, over the exercise price of the stock appreciation rights, will result in a charge against CarMax’s earnings. The amount of the charge will increase or decrease based on changes in the market value of the CarMax, Inc. common stock and will decrease to the extent stock appreciation rights are cancelled. CarMax has not issued any stock appreciation rights to date.

Recommendation of the Circuit City Stores Board of Directors

The Circuit City Stores board of directors believes that approval of the 2002 Plan is in the best interest of CarMax and all shareholders and, accordingly, unanimously recommends that the holders of Circuit City Group Common Stock and CarMax Group Common Stock vote FOR the proposed CarMax, Inc. 2002 Stock Incentive Plan.

PROPOSAL FIVE:    CARMAX, INC. 2002 NON-EMPLOYEE DIRECTORS  STOCK INCENTIVE PLAN

The Plan

Introduction

The board of directors of Circuit City Stores has adopted the CarMax, Inc. 2002 Non-employee Directors Stock Incentive Plan (the “2002 Directors Plan”). The 2002 Directors Plan is intended to encourage ownership in CarMax by members of the CarMax board of directors who are not full-time employees of CarMax, in order to promote long-term shareholder value and to provide these individuals with an additional incentive to continue as directors of CarMax.

The 2002 Directors Plan is intended to operate substantially in the same manner as the Circuit City 2000 Non-employee Directors Stock Incentive Plan. The principal features of the 2002 Directors Plan are summarized below. The summary is qualified by reference to the complete text of the 2002 Directors Plan, which is attached as Annex J.

General

The 2002 Directors Plan authorizes incentive awards to directors who are not full-time employees of CarMax in the form of stock options, stock appreciation rights, stock grants or restricted stock.

Amount of Stock Available for Awards

The 2002 Directors Plan authorizes 100,000 shares of CarMax, Inc. common stock reserved for issuance pursuant to incentive awards made under the 2002 Directors Plan. The number of shares available for incentive awards under the 2002 Directors Plan will be increased due to incentive awards that are forfeited or otherwise terminated without issuance of shares, shares withheld by or tendered to CarMax in connection with the exercise of an option or other award or satisfaction of tax withholding obligations. Adjustments will be made in the aggregate number of shares that may be issued under the 2002 Directors Plan in the event of a change affecting shares of CarMax, Inc. common stock, such as a stock dividend, recapitalization, reorganization or mergers.

Administration

The CarMax board of directors will administer the 2002 Directors Plan and has the complete discretion to determine when to grant incentive awards, which eligible non-employee directors will receive incentive awards, whether the award will be an option, stock appreciation right, stock grant or restricted stock and the number of shares to be allocated to each incentive award. The CarMax board of directors may impose conditions on the exercise of options and stock appreciation rights and upon the transfer of restricted stock received under the 2002 Directors Plan and may impose such other restrictions and requirements as it may deem appropriate. The 2002 Directors Plan is intended to conform to the provisions of Rule 16b-3 under the Securities exchange Act of 1934, as amended.

Options

All options to purchase shares of CarMax, Inc. common stock granted under the 2002 Directors Plan are nonstatutory stock options. The option price of the CarMax, Inc. common stock may not be less than 100% of the fair market value of the CarMax, Inc. common stock on the date of grant. Fair market value is determined by the CarMax board of directors based on the then prevailing price of the shares of CarMax, Inc. common stock on the exchange on which it generally has the greatest trading volume. Options may be exercised only at such times as are specified by the CarMax board of directors. If the option provides, an optionee exercising an option may pay the purchase price in cash, by delivering shares of CarMax, Inc. common stock, or by delivering an exercise notice together with irrevocable instructions to a broker to promptly deliver to CarMax the amount of sale or loan proceeds from the option shares to pay the exercise price.

Stock Appreciation Rights

The CarMax board of directors may award stock appreciation rights under the 2002 Directors Plan. When the stock appreciation right is exercisable, the holder may surrender to CarMax all or a portion of the unexercised stock appreciation right and receive in exchange an amount equal to the difference between (i) the fair market value on the date of exercise of the CarMax, Inc. common stock covered by the surrendered portion of the stock appreciation right and (ii) the fair market value of such CarMax, Inc. common stock on the date the stock appreciation right was awarded. CarMax’s obligation arising upon exercise of a stock appreciation right may be paid in CarMax, Inc. common stock to which the right relates or in cash, or in any combination of the two, as the CarMax board of directors may determine.

Stock Grants

The CarMax board of directors may make stock grants under the 2002 Directors Plan. Generally such stock grants should be grants of CarMax, Inc. common stock without restrictions. The board has complete discretion to make such stock grants and to do so whenever the board considers it appropriate. The board may permit eligible non-employee directors to elect to receive a stock grant in lieu of retainer, meeting fees and other fees to which these directors would otherwise be entitled. The CarMax, Inc. common stock to be issued in connection with such a stock grant will have a fair market value equal to the fees otherwise payable, determined as of the date which the fees would otherwise become payable to the director.

Restricted Stock

Restricted stock may be issued pursuant to the 2002 Directors Plan. Restricted stock is subject to the following general restrictions: (i) no shares may be sold, transferred, pledged, or otherwise encumbered or disposed of until the restrictions have lapsed or been removed under the provisions of the 2002 Directors Plan, and (ii) if a holder of restricted stock ceases to serve as a CarMax director, any shares of restricted stock on which the restrictions have not lapsed or been otherwise removed will be forfeited. The CarMax board of directors may impose further restrictions on restricted stock awards, including additional events of forfeiture.

Transferability of Awards

Options and stock appreciation rights may be transferable by a participant and exercisable by a person other than a participant, but only to the extent specifically provided in the terms of the award.

Modification of the Plan

The CarMax board of directors may terminate or amend the 2002 Directors Plan in such respects as it deems advisable, provided that no change will be made that increases the total number of shares of Common Stock reserved for issuance under the 2002 Directors Plan unless that change is approved by the CarMax shareholders. If not sooner terminated by the CarMax board, the 2002 Directors Plan will terminate at the close of business on February 28, 2012.

Coordination with Circuit City Stores, Inc. Non-Employee Directors Stock Plans

If approved, the 2002 Directors Plan will assume all outstanding options previously issued under the Circuit City Stores, Inc. Amended and Restated 1989 Non-Employee Directors Stock Option Plan and Circuit City Stores, Inc. 2000 Non-Employee Directors Stock Incentive Plan. The terms of the options will not be changed, except to substitute CarMax, Inc. common stock for CarMax Group Common Stock. The New Plan Benefits table below shows the previous grants that will be assumed by the 2002 Directors Plan, including certain options made under the Circuit City Stores, Inc. Stock Incentive Plan. If the 2002 Directors Plan is not approved, these stock options will remain outstanding under the respective Circuit City Stores plans.

Federal Income Tax Consequences
A non-employee director does not recognize federal income tax when granted a nonstatutory stock option, a stock appreciation right or restricted stock. Upon exercise of a nonstatutory option or a stock appreciation right, a non-employee director generally will recognize ordinary compensation income equal to the difference between the fair market value of the CarMax, Inc. common stock on the date of the exercise and the option price. A non-employee director may deliver shares of CarMax, Inc. common stock instead of cash to acquire shares under a nonstatutory stock option without having to recognize taxable gain on any appreciation in value of the shares delivered. A director who has received shares in connection with a stock grant will include in gross income as compensation income an amount equal to the fair market value of the shares of stock at the time of the grant. This amount will be included in income in the tax year in which the grant occurs. In general, a non-employee director who has received shares of restricted stock will include in gross income as compensation income an amount equal to the fair market value of the shares of restricted stock at the time the restrictions lapse or are removed. That amount will be included in income in the tax year in which the event occurs. A non-employee director will recognize ordinary compensation income when granted a stock grant equal to the fair market value of the shares of CarMax, Inc. common stock on the date of grant. CarMax will be entitled to a deduction equal to the amount of ordinary income recognized by the non-employee director. This summary of federal income tax consequences of incentive awards granted under the 2002 Directors Plan does not purport to be complete. State, local and foreign income taxes also may be applicable to the transactions described above.

Recommendation of the Circuit City Stores Board of Directors

The Circuit City Stores board of directors believes that approval of the 2002 Directors Plan is in the best interest of all shareholders and, accordingly, recommends a vote FOR the proposed CarMax, Inc. 2002 Non-employee Directors Stock Incentive Plan.

NEW PLAN BENEFITS

The following table shows the amounts that will be allocated to the listed individuals and groups under the three plans submitted for shareholder approval if the plans are approved: CarMax, Inc. Annual Performance-Based Bonus Plan (“Bonus Plan”), CarMax, Inc. 2002 Stock Incentive Plan (“2002 Stock Incentive Plan”), and CarMax, Inc. 2002 Non-employee Directors Stock Incentive Plan (“2002 Directors Plan”). As explained above, the amounts shown for the 2002 Stock Incentive Plan and the 2002 Directors Plan are those under existing awards previously made to the listed individuals and groups under the corresponding Circuit City Stores plans.

	BONUS PLAN (1)	2002 STOCK INCENTIVE PLAN			2002 DIRECTORS PLAN
Name and Position	Dollar Value ($)	Dollar Value ($) (2)	Number of Units		Dollar Value ($) (2)	Number of Units
W. Austin Ligon	$562,500	$7,876,500	445,000	(3)	N/A	N/A
President

Thomas J. Folliard	$285,000	$4,336,500	245,000	(4)	N/A	N/A
Executive Vice President Store Operations

Keith D. Browning	$262,500	$3,274,500	185,000	(5)	N/A	N/A
Executive Vice President and Chief Financial Officer

Michael K. Dolan	$173,250	$5,929,500	335,000	(6)	N/A	N/A
Senior Vice President and Chief Information Officer

Joseph S. Kunkel	$165,375	$4,150,650	234,500	(7)	N/A	N/A
Senior Vice President Marketing and Strategy

Executive Group	$1,448,625	$25,567,650	1,444,500		N/A	N/A

Non-Executive Director Group	N/A	N/A	N/A		$100,110	3,782	(8)

Non-Executive Officer Employee Group	N/A	$52,299,039	2,954,748	(9)	N/A	N/A

(1)
The Bonus Plan column represents the cash awards received by the individuals and groups identified below for the 2002 fiscal year under the Circuit City Stores, Inc. Annual Performance-Based Bonus Plan that it is assumed would have been made under the Bonus Plan if it had been adopted and in effect for the 2002 fiscal year and the Circuit City Stores, Inc. Annual Performance-Based Bonus Plan were not in effect.

(2)	Value based on the closing price of CarMax Group Common Stock on July 31, 2002 ($17.70).
(3)
The total units listed consist of 100,000 non-qualified options at a per share exercise price of $6.0625 and an expiration date of June 15, 2006; 70,000 non-qualified options at a per share exercise price of $1.6250 and an expiration date of March 1, 2007; 175,000 non-qualified options at a per share exercise price of $4.8850 and an expiration date of March 1, 2008; and 100,000 non-qualified options at a per share exercise price of $26.8300 and an expiration date of March 1, 2009.

(4)
The total units listed consist of 35,000 non-qualified options at a per share exercise price of $6.0625 and an expiration date of June 15, 2006; 25,000 non-qualified options at a per share exercise price of $1.6250 and an expiration date of March 1, 2007; 50,000 non-qualified options at a per share exercise price of $3.3130 and an expiration date of July 14, 2007; 85,000 non-qualified options at a per share exercise price of $4.8850 and an expiration date of March 1, 2008; and 50,000 non-qualified options at a per share exercise price of $26.8300 and an expiration date of March 1, 2009.

(5)
The total units listed consist of 25,000 non-qualified options at a per share exercise price of $6.0625 and an expiration date of June 15, 2006; 25,000 non-qualified options at a per share exercise price of $1.6250 and an expiration date of March 1, 2007; 85,000 non-qualified options at a per share exercise price of $4.8850 and an expiration date of March 1, 2008; and 50,000 non-qualified options at a per share exercise price of $26.8300, and an expiration date of March 1, 2009.
(6)
The total units listed consist of 40,000 non-qualified options at a per share exercise price of $15.000 and an expiration date of April 11, 2004; 25,000 non-qualified options at a per share exercise price of $9.1870 and an expiration date of February 17, 2005; 100,000 non-qualified options at a per share exercise price of $6.0625 and an expiration date of June 15, 2006; 50,000 non-qualified options at a per share exercise price of $1.6250 and an expiration date of March 1, 2007; 75,000 options at a per share exercise price of $4.8850 and an expiration date of March 1, 2008; and 45,000 non-qualified options at a per share exercise price of $26.8300 and an expiration date of March 1, 2009.

(7)
The total units listed consist of 40,000 non-qualified options at a per share exercise price of $9.1870 and an expiration date of February 17, 2005; 45,000 non-qualified options at a per share exercise price of $6.0625 and an expiration date of June 15, 2006; 34,500 non-qualified options at a per share exercise price of $1.6250 and an expiration date of March 1, 2007; 70,000 non-qualified options at a per share exercise price of $4.8850 and an expiration date of March 1, 2008; and 45,000 options at a per share exercise price of $26.8300 and an expiration date of March 1, 2009.

(8)
The total units listed consist of 856 non-qualified options with a tandem stock appreciation right at a per share exercise price of $14.0000 and an expiration date of June 17, 2004; 710 non-qualified options with a tandem stock appreciation right at a per share exercise price of $8.8130 and an expiration date of June 16, 2005; 418 non-qualified options at a per share exercise price of $6.0625 and an expiration date of June 15, 2006; 528 non-qualified options at a per share exercise price of $3.2200 and an expiration date of June 13, 2008; and 1270 non-qualified options with a per share exercise price of $13.0500 and an expiration date of June 15, 2009.

(9)	The total units listed include 2,952,648 non-qualified options and 2,100 shares of restricted stock.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information about Circuit City Group Common Stock and CarMax Group Common Stock that may be issued upon the exercise of options, warrants and rights under all existing equity compensation plans as of February 28, 2002.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)		(b)		(c)
Equity compensation plans approved by security holders
a. Plans which issue Circuit City Group Common Stock:
Options (1)	11,990,914		$23.60		7,736,657	(2)

b. Plans which issue CarMax Group Common Stock:
Options	3,631,422		$4.81		1,150,779	(2)

Equity compensation plans not approved by security holders (3)
a. Plan which issues Circuit City Group Common Stock	59,301	(4)	$17.88	(5)	1,635,207

b. Plan which issues CarMax Group Common Stock	10,647	(6)	$26.55	(7)	397,717

Total	15,692,284				10,920,360

(1)	Certain options were granted with tandem stock appreciation rights that may be exercised in limited circumstances.
(2)	The stock remaining under these plans may be issued under options, restricted stock or stock appreciation rights.
(3)
Under the 1984 Circuit City Stores, Inc. Employee Stock Purchase Plan for Circuit City Group Employees and the 1997 Circuit City Stores, Inc. Employee Stock Purchase Plan for CarMax Group Employees, most employees who have been employed for one year can participate. Executives are excluded. A participating employee may authorize payroll deductions of 2% to 10% of compensation, up to an annual maximum of $7,500. Once each month, the payroll deductions are used to purchase Circuit City Group Common Stock or CarMax Group Common Stock, depending on the plan. The purchase price is either the average cost of all shares purchased for a particular month on the open market or the closing price of the stock on the New York Stock Exchange on the last business day of the month when the shares are purchased from Circuit City Stores. To encourage participation, the employer matches 15% of the employee’s contribution. An eligible employee may change, cease or restart contributions for any payroll period without any penalty. The employers pay all costs of the plans.

(4)	Shares purchased for February 2002.
(5)	Purchase price per share for shares purchased for February 2002.
(6)	Shares purchased for February 2002.
(7)	Purchase price per share for shares purchased for February 2002.

INFORMATION ABOUT CARMAX

The CarMax Business

Overview

CarMax is a leading retailer of used cars and light trucks in the United States with 40 retail stores as of June 30, 2002, operated from 38 locations, including 36 used-car superstores and two stand-alone new-car franchises. As of June 30, 2002, CarMax operated 18 new-car franchises, 16 of which were co-located or integrated with its used-car superstores. Used-car sales, which are the major part of CarMax’s business, represented approximately 82% of its total vehicle sales in dollars in fiscal 2002. CarMax stores are located in the Southeast, Midwest, Mid-Atlantic and West.

CarMax purchases, reconditions and sells used vehicles. In addition, CarMax sells new vehicles under franchise agreements with DaimlerChrysler, Mitsubishi, Nissan, Toyota, Ford and General Motors. CarMax provides its customers the opportunity to purchase vehicles the same way they buy other retail products, with friendly service and non-negotiated, low prices. CarMax has separated the practice of trading in a used vehicle in conjunction with the purchase of another vehicle into two distinct and independent transactions. CarMax provides an appraisal that allows current vehicle owners to sell their cars to CarMax regardless of their intent to purchase a vehicle from CarMax. CarMax also provides its customers with a full range of related services, including the financing of vehicle purchases through its own finance operation and third-party lenders, the sale of extended warranties and vehicle repair service. Since Circuit City Stores’ initial public offering of CarMax Group Common Stock in fiscal 1997, net sales and operating revenue have grown from $629.1 million in fiscal 1997 to $3.5 billion in fiscal 2002, representing a 41% compound annual growth rate. Net earnings have increased from a net loss in fiscal 1997 of $9.3 million to net income of $90.8 million in fiscal 2002.

History and Background

Circuit City Stores, a leading U.S. consumer electronics retailer, established the CarMax used-vehicle business in 1993 to revolutionize the highly fragmented used-vehicle retail market. CarMax was the first used-vehicle retailer to offer a large selection of quality used vehicles at low, “no-haggle” prices using a customer-friendly sales process in an attractive, modern sales facility.

CarMax has designed a strategy to better serve this market by addressing what CarMax believes to be the major sources of dissatisfaction with traditional used-car retailing and to maximize operating efficiencies with sophisticated systems and standardized operating procedures and store formats. Circuit City’s focus on customer satisfaction and operating efficiency has enabled it to become one of the largest consumer electronics retailers in the United States. At its inception, CarMax leveraged Circuit City’s operational expertise, innovative systems and resources to develop the used-vehicle retailing concept, to develop store prototypes and proprietary systems and to implement effective financial and operational controls.

Industry Overview

Automotive retailing, with approximately $755 billion in calendar year 2001 sales, is the largest consumer retail market in the United States, representing approximately 8% of the U.S. gross domestic product. Used-vehicle sales in 2001 were estimated at approximately $375 billion, of which approximately $267 billion were generated by franchised and independent dealers and the balance in privately negotiated transactions. CarMax is focused on the late-model segment of the used-car market, which primarily includes one-year-old to six-year-old used cars. CarMax believes that conditions in the used-vehicle retail market, coupled with CarMax’s operating and growth strategies, provide it with the opportunity for substantial growth.

CarMax believes that although the number of franchised dealers has declined to approximately 22,000 over the last four years, further consolidation of franchised dealers could occur as megadealers continue to put competitive pressures on undercapitalized dealers, individual dealership owners reach retirement age and manufacturers continue to press for greater efficiency in their distribution networks. Notwithstanding this trend, the industry today remains highly fragmented, with few large dealers. According to Automotive News, the top 100 franchised dealer groups in calendar year 2001 accounted for less than 4% of used-vehicle unit sales and less than 15% of new-car unit sales in the United States. CarMax believes that the size and fragmented nature of the used-vehicle industry and the historically high rate of customer dissatisfaction with the traditional used-car sales process offer CarMax significant opportunities for market share growth.

Competitive Strengths

CarMax has pioneered and implemented operating strategies and a unique consumer offer that CarMax believes enhances customer satisfaction and loyalty and maximizes operating efficiency. CarMax believes it has the following competitive strengths.

Low, “No-Haggle” Prices

CarMax has implemented an everyday low-price strategy under which CarMax sets “no-haggle” prices on its used and new vehicles. Its used-car prices are, on average, $1,700 below retail Kelley Blue Book price. CarMax believes most prices are at or below the best negotiated price in the market. Prices on all vehicles are clearly displayed on each vehicle’s information sticker, on CarMax.com and in CarMax’s newspaper advertising. CarMax has extended its “no-haggle” philosophy to every stage of the vehicle transaction, including trade-ins, financing rates, accessories, extended warranty pricing and its low vehicle documentation fees.

Broad Selection of High-Quality Vehicles

Each CarMax used-car location features a broad selection of top-quality domestic and imported used cars and trucks, with a wide range of prices appealing to a large range of potential customers. CarMax stores vary in inventory size from 250 to 750 vehicles depending on local market size and consumer demand. CarMax’s used-car selection covers popular brands by manufacturers such as DaimlerChrysler, Ford, General Motors, Honda, Mitsubishi, Nissan and Toyota and specialty brands like BMW and Lexus. To ensure that CarMax’s quality standards are maintained, vehicles undergo a comprehensive, certified quality inspection by its service technicians as well as a thorough reconditioning process. CarMax backs its commitment to quality with a five-day or 250-mile money-back guarantee and an industry-leading 30-day limited warranty.

Efficient, Customer-Friendly Sales Process

CarMax has developed a streamlined, innovative sales process that redefines the way consumers buy vehicles. CarMax believes that the major causes of consumer dissatisfaction with the traditional car-buying experience include:

•	dealers’ attempts to combine the vehicle purchase transaction with the trade-in transaction, financing and the sale of related products;

•	confrontational negotiations between the customer and the dealer;

•	difficulty the customer experiences in obtaining sufficient information to make informed decisions;

•	interaction with multiple personnel at different stages of the buying process; and

•	hidden costs and inflated prices embedded in the sales process.

By contrast, the CarMax process enables customers to evaluate separately each step of the sales process described below and to make informed decisions at each step based on complete information about their options and associated prices. To increase efficiency, the same sales consultant, as well as the customer-friendly, proprietary CarMax point-of-sale system, assists the customer throughout the CarMax sales process. CarMax designed the elements of the CarMax offer to create a customer-friendly experience. CarMax’s “no-haggle” pricing allows its sales consultants to focus solely on its customers’ needs. The entire purchase process, including a test-drive and financing, can be completed in less than one hour. CarMax conducts extensive market research to measure its customer service record and to refine its consumer offer.

•
Selection and Price.    Customers can use CarMax’s in-store information system or CarMax’s Web site to electronically search CarMax’s inventory for vehicles that meet their model and feature requirements and price range. The CarMax information system displays a color picture of each vehicle and optionally generates a vehicle information sheet with the vehicle price and selected features for the customer’s reference and a map directing the customer to the vehicle’s location on the lot. Prices are clearly displayed, along with selected vehicle features, on each vehicle’s price and information window sticker. The CarMax low, “no-haggle” price policy assures all customers the same low price and avoids confrontational price negotiations.

•
Trade-ins.    CarMax has replaced the traditional “trade-in” transaction with a process in which CarMax trained buyers appraise any vehicle, usually in 30 minutes or less, and provide the vehicle’s owner with a written guaranteed cash offer that is good for seven days or 300 miles. An appraisal is available to everyone free of charge, whether or not the individual is purchasing a vehicle from CarMax. In contrast to traditional dealers who seek to combine the vehicle purchase and trade-in transactions, the CarMax sales process enables the customer to separately evaluate and make an informed decision with respect to each transaction.

•
Financing.    CarMax’s sales consultants use the CarMax information system to electronically submit financing applications and receive responses on prime financing from either CarMax’s finance operation or Bank of America, or both, typically in less than five minutes. Non-prime financing is also provided through the CarMax information system by a variety of third-party lenders. Customers are then able to review online with the sales consultant financing options and terms from each financing source that CarMax uses, including the amount financed, interest rate, term and monthly payment. CarMax believes that, by contrast, traditional dealers frequently offer inflated financing terms to customers and do not clearly separate the components of the financing transaction.

•
Extended Warranties.    CarMax offers extended warranties that have been designed to its specifications. CarMax believes that superior coverage and low, fixed prices distinguish its extended warranties from those of its competitors. Through the CarMax information system, the customer can review online with the sales consultant all available extended warranty options and costs and make an informed, unpressured decision. In contrast, at many traditional dealers, customers may feel pressured into buying extended warranties they do not want at inflated prices.

•
CarMax.com.    The CarMax Web site, CarMax.com, offers complete inventory and pricing search capabilities. Inventory information on the more than 15,000 cars available in the CarMax nationwide inventory is updated daily. CarMax.com includes all the detailed vehicle information available at the store such as pictures of each vehicle, prices, features, specifications and store locations as well as sorting and comparison features that allow consumers to easily compare vehicles. The site also includes features such as detailed vehicle reviews, payment calculators and an option to estimate trade-in values via a link with Kelley Blue Book. CarMax believes these features make it easier for consumers to meet all of their auto research needs on CarMax.com. Both used-car and new-car customers can contact dedicated Internet sales consultants online via CarMax.com, by telephone or by fax. Customers can work with these sales consultants from the comfort of home— including applying for financing—and need only visit the store to sign the paperwork and pick up their vehicle.

CarMax’s sales consultants play a significant role in ensuring a customer-friendly sales process. Sales consultants, including both full- and part-time employees, are compensated on a commission basis. The amount of the commission is a fixed dollar amount per vehicle sold. By contrast, sales and finance personnel at traditional dealerships often receive higher commissions for negotiating higher prices and for steering customers toward vehicles with higher gross margins. Most of CarMax’s sales consultants have had prior retail experience before joining CarMax, and CarMax places great emphasis on integrity and customer-relations skills in its hiring policies and training programs. Few of CarMax’s sales consultants have had prior experience in automobile sales.

Sophisticated Information Systems and Inventory Management Systems and Controls

CarMax’s stores are supported by an advanced information system that improves the customer experience while providing tightly integrated automation of all operating functions. Customers can select a range of vehicles using touch-screen computers that display their choices and provide a map of the lot to assist them in their selection of a vehicle. CarMax’s inventory management system includes bar codes on each vehicle and each on-site parking place. Daily scanning tracks movement of vehicles on the lot and an electronic gate helps track test drives for vehicles and sales consultants. Online financing and computer-assisted document preparation ensure rapid completion of the sales transaction. Behind the scenes, CarMax’s proprietary store technology provides its management with real-time intelligence about every aspect of store operation, such as inventory management, pricing, vehicle transfers, wholesale auctions and sales consultant productivity.

Through CarMax’s inventory management systems and controls, CarMax minimizes inventory carrying costs. The CarMax information system enables each vehicle to be tracked throughout the sales process. Using the information provided by the CarMax information system and applying sophisticated statistical modeling techniques, CarMax is able to optimize its inventory mix and display by store, anticipate future inventory needs at each store, evaluate sales consultant performance and refine its vehicle pricing strategy.

Business Strategy

CarMax has established a strong foundation for future growth based upon its unique knowledge of the used-car market, its established presence in key locations and its ability to execute its business plan in a market subject to continuous change. Since Circuit City Stores’ initial public offering of CarMax Group Common Stock in February 1997, CarMax has refined its operating strategies and has emerged as a leading retailer of used cars and light trucks in the United States. CarMax believes that it is well-positioned to succeed in the highly competitive automotive retail industry. Specifically, CarMax has enhanced its ability to identify profitable markets, determine the appropriate store formats to fit those markets and effectively manage pricing and inventory mix.

Since 1997, CarMax has modified and re-established its new-store growth model to move away from large-format superstores. Despite the success of its large-format superstores in Norcross, Georgia, and Laurel, Maryland, in its Miami, Tampa, Houston, Dallas and Chicago markets, this format proved less effective. CarMax found that customers in these metropolitan markets were unwilling to travel great distances to its large-format superstores, resulting in stores that were too large and that underserved CarMax’s target customer base. Rather, customers preferred to patronize stores that were closer to their homes. Consequently, CarMax plans to expand its number of stores by adding standard superstores (formerly referred to as “A” superstores) in new, mid-sized markets that can be served effectively with one CarMax superstore, together with satellite fill-in superstores in existing multi-store markets. In fully-developed, mid-sized markets, CarMax intends to test whether increased penetration may be achieved by adding a satellite superstore. CarMax believes that by focusing on mid-sized markets and satellite fill-in superstores over the near term, it can achieve a higher return on its investment with lower risk. This approach also allows CarMax to postpone entering large multi-store markets until its hub-and-satellite model in existing large multi-store markets has matured further and provides CarMax the opportunity to better anticipate the number, location and types of stores that will be required in such markets.

CarMax plans to open 22 to 30 stores over the next four years. CarMax opened two superstores late in fiscal 2002, a standard-sized superstore in the new market of Greensboro, North Carolina, and a satellite superstore in the greater Chicago market. In April 2002, CarMax opened a standard-sized superstore in Roseville, California, in the Sacramento market. CarMax intends to open an additional four or five superstores in fiscal 2003, including entries into the Knoxville, Tennessee and Las Vegas, Nevada markets. These stores, approximately one half of which are expected to be satellite stores, will be a combination of superstores in new mid-sized markets and additional satellite superstores in existing markets. CarMax expects to open six to eight new stores, including superstores and satellite superstores, in each of fiscal 2004, 2005 and 2006. CarMax expects that the following business strategies will help it improve its sales growth and enhance its profit margins.

Enter New Mid-Sized Markets

CarMax has defined “mid-sized market” as a market with a population of approximately 1.0 to 2.5 million people. CarMax is currently in nine mid-sized markets including Richmond, Raleigh, Charlotte, Orlando, San Antonio, Greenville (South Carolina), Nashville, Greensboro and Sacramento. CarMax believes that more than 30 additional mid-sized markets may be suitable for its standard store prototype. The standard store prototype is approximately 40,000 to 60,000 square feet on 10 to 14 acres with approximately 24 service and reconditioning bays. CarMax believes that focusing on mid-sized markets enhances its sales growth and profitability due to the following factors:

•	site selection and real estate acquisition typically are simpler in mid-sized markets;

•	establishing consumer awareness is easier in a mid-sized market because all forms of media can be used economically to achieve broad consumer reach; and

•	as a group, CarMax’s mid-sized markets have the highest average return on investment of all store types.

Expand Presence in Existing Markets Using CarMax’s Hub-and-Satellite Fill-in Store Strategy

Under CarMax’s hub-and-satellite strategy, a satellite superstore uses the reconditioning, purchasing and business office operations of a nearby full-sized hub superstore. The consumer offer is identical in both hub superstores and satellite superstores. These hub stores have service facilities that provide regular maintenance and warranty service typical of most new-car dealerships and also recondition all used vehicles prior to sale at both the hub superstore and any related satellite superstore. A prototypical satellite superstore operates on a five-to six-acre site with an approximately 14,000 square-foot facility. The satellite facility houses offices, a showroom and four to seven service bays for regular maintenance and warranty service.

In addition to entering new mid-sized markets, CarMax plans to focus on adding satellite fill-in superstores in underserved trade areas in its existing multi-store markets, which include Washington/Baltimore, Chicago, Atlanta, Dallas, Houston, Miami and Tampa. CarMax has identified approximately 10 underserved trade areas to target in these markets. CarMax is focusing on the addition of satellite fill-in superstores in existing markets because:

•	satellite superstores leverage existing facilities and management in those markets;

•	satellite superstores present the same consumer offer, including size of inventory, on one-half to one-third the acreage of a standard superstore; and

•	satellite superstores require little or no incremental advertising.

CarMax also plans to test adding satellite superstores in existing mid-size markets to determine whether CarMax can profitably add market share in those markets.

The three prototypical satellite fill-in superstores CarMax has opened so far in multi-store markets, located in Rockville, Maryland; Plano, Texas; and Houston, Texas, were profitable in their first year.

Continue to Develop and Take Advantage of CarMax’s Sophisticated Information Systems and Controls

Advanced information systems, which are a key to CarMax’s successful inventory management, provide CarMax stores with the ability to anticipate future inventory needs and manage its pricing strategy. Through this centralized system, CarMax is able to immediately integrate new stores into its network of CarMax stores, allowing the new stores to rapidly achieve operating efficiency. CarMax continues to enhance and refine its information systems, which CarMax believes to be a core competitive strength.

Enhance Margins

Late in fiscal 1999, CarMax curtailed its geographic expansion program and initiated a profit improvement program that targeted the following elements:

•	gross margin improvement;

•	reduction of non-store overhead;

•	reduction of costs through improved operational effectiveness and sales and store productivity; and

•	incremental sales opportunities through retail service and accessory sales.

The profit improvement program helped CarMax achieve profitability in fiscal 2000 and contributed towards increased profits in fiscal 2001. Increases in comparable store sales were the primary contributor to increased profits in fiscal 2002.

CarMax Used-Vehicle Operations

Vehicles

CarMax offers its customers a broad selection of makes and models of used vehicles, including both domestic and imported cars and light trucks, at competitive prices. CarMax’s used-car selection covers popular brands from manufacturers such as DaimlerChrysler, Ford, General Motors, Honda, Mitsubishi, Nissan and Toyota and specialty brands like BMW and Lexus. To appeal to the vast array of consumer preferences and budgets, CarMax offers used vehicles under two programs—the CarMax program and the ValuMax program. CarMax program used cars are less than six years old, have fewer than 60,000 miles and generally range in price from $8,500 to $30,000. ValuMax program used cars are more than six years old or have 60,000 miles or more and generally range in price from $5,500 to $19,000.

CarMax performs a comprehensive, certified quality inspection of each used vehicle. CarMax’s commitment to quality is demonstrated to the customer through a five-day or 250 mile money-back guarantee and an industry-leading 30-day limited warranty. Each CarMax program vehicle must pass a comprehensive quality inspection that covers all major and minor mechanical systems and all safety functions as well as cosmetic criteria. Each ValuMax program vehicle must pass a quality inspection covering most major mechanical systems and all safety functions. For ValuMax, concentration is placed on providing good, basic, mechanically-sound transportation. Cosmetic corrections or repairs of convenience or luxury items, such as electric mirrors or electric antennas, are generally not performed.

Sourcing

CarMax acquires its used-vehicle inventory directly from consumers through its unique appraisal process and through other sources, including local and regional auctions, wholesalers, franchised and independent dealers and fleet owners, such as leasing companies and rental companies. In stores open for more than one year, CarMax acquires a larger portion of its used-vehicle inventory from consumers than from any other source. This buying strategy provides an inventory of makes and models that reflects the tastes of the market.

CarMax has replaced the traditional trade-in transaction with a process in which trained CarMax buyers appraise any vehicle and provide the vehicle’s owner with a written guaranteed cash offer that is good for seven days or 300 miles. The appraisal process is available to everyone, whether or not the individual is purchasing a vehicle from CarMax. CarMax believes that this process enables it to access the private market as a significant additional source for used vehicles. In addition, many vehicles purchased directly from consumers are among the highest quality used vehicles available in the market because they have been maintained by their owners. Because CarMax’s operating strategy is to build customer confidence and satisfaction by offering only high-quality vehicles, fewer than half of the vehicles acquired through the appraisal process meet the CarMax retail standard. CarMax sells those vehicles that do not meet its retail standards at its own on-site wholesale auctions.

All used vehicles are evaluated on the basis of their wholesale and reconditioning costs, and, for off-site purchases, cost of delivery to the store where they will be reconditioned. Buyers based at the stores purchase most of CarMax’s inventory. CarMax’s buyers, in collaboration with its headquarters staff, rely on the extensive inventory and sales trend data available through the CarMax information system.

CarMax utilizes an in-house training and mentoring program to develop employees skilled in the distinctive CarMax approach to evaluating and purchasing used vehicles. CarMax has found that individuals without prior experience in automobile wholesaling are the most receptive to the skills and values imparted by this training. CarMax believes that development of this unique training program for buyers has provided it with an advantage over its competitors. All significant purchasing decisions are made by trained personnel. CarMax uses data from the CarMax information system to monitor and evaluate the performance of its buyers on an ongoing basis.

Based on consumer acceptance of the appraisal process at existing CarMax stores and CarMax’s experience and success to date in acquiring vehicles from auctions and other sources, CarMax believes that its sources of used vehicles will continue to be sufficient to meet current needs and to support planned expansion.

Vehicle Inventory Management

CarMax has developed and implemented the CarMax information system, a sophisticated, computerized inventory management and point-of-sale system, that is unique to the automobile retailing business. This proprietary system allows headquarters and store personnel to effectively manage vehicle inventory mix to reflect local demand at each store and minimize inventory carrying costs

From the time CarMax appraises a used vehicle until the vehicle is sold, all relevant information relating to that vehicle is captured by the CarMax information system. This information includes the make, model and features of the vehicle, the wholesale cost, the nature and cost of the reconditioning services performed, the retail price, how long the vehicle has been on display and its location on the lot. The system utilizes vehicle sensors and electronic gates erected around each parking lot, as well as bar codes placed on each vehicle and parking place, to effectively track both vehicle location and movement on and off the lot as well as test drives, which are identified both by vehicle and sales consultant. Using this information, and applying sophisticated statistical modeling techniques, CarMax is able to optimize its inventory mix and display, anticipate future inventory needs at each store, evaluate sales consultant performance and refine its vehicle pricing strategy. To make inventory decisions, CarMax supplements information provided by the CarMax information system with data from customer and market surveys and from private and governmental reports analyzing local, regional and national vehicle-purchasing trends.

Inventory is reevaluated weekly by CarMax’s headquarters analytical team with respect to mix, price, store location and other factors. If warranted, appropriate adjustments to those factors are recommended to the store’s purchasing manager. Based on an average of fiscal year-end inventory values, during fiscal 2002 CarMax turned its used-vehicle inventory approximately eight times. CarMax disposes of any vehicle that has not been sold at retail in accordance with its strict inventory aging policy. During fiscal 2002, less than one percent of the number of units available for retail sale were ultimately sold at wholesale.

Reconditioning

An integral part of CarMax’s used-car consumer offer is the reconditioning process. This process includes a comprehensive, certified quality inspection of the engine, cooling and fuel system, drive axle, transmission, electronic systems, suspension, brake system, steering, air conditioning, interior and optional equipment. Based on this quality inspection, CarMax determines the reconditioning necessary to bring the vehicle up to CarMax’s high quality standards. Cars in the ValuMax program must meet the same mechanical, electrical and safety standards, but fewer cosmetic and optional equipment standards. Vehicle inspections are completed by CarMax’s mechanics, approximately half of whom are Automotive Service Excellence (A.S.E.) certified.

CarMax performs most routine mechanical and minor body repairs in-house; however, for some reconditioning services, CarMax engages third parties specializing in those services. Over the past several years, CarMax has been performing an increasing percentage of reconditioning services in-house and, based on the cost savings realized, CarMax expects that trend to continue.

Service

All CarMax used-car locations provide vehicle repair service, including used-car warranty service. Factory-authorized service is also provided at all new-car franchises. In fiscal 2000 and fiscal 2001, CarMax expanded its retail service operations as its customer base increased. In fiscal 2002, CarMax continued its retail service expansion through additional marketing and growth in its customer base. CarMax has developed systems and procedures that are intended to ensure that its retail repair service operations are conducted in the same customer-friendly and efficient manner as its other operations. CarMax offers retail repair service to the public at all existing locations.

CarMax believes that the efficiency of its service and reconditioning operations are enhanced by its use of technician support groups, as well as by its compensation programs. These support groups and compensation programs are designed to increase the productivity of its service technicians and result in reduced costs and higher-quality repairs and reconditioning. Each group contains a small number of service professionals with different skills and levels of experience. The experienced technicians in the group perform the more complicated repairs with assistance from the apprentices, who also perform simpler functions on their own. Rather than paying technicians on an hourly basis, each technician receives a flat rate for each repair or service performed. CarMax is able to track the productivity of each technician through the CarMax information system.

CarMax places special emphasis on attracting, developing and retaining qualified technicians and believes that its favorable working conditions and compensation programs allow it to attract and retain highly qualified technicians in each market CarMax enters. CarMax also has implemented an apprentice training program in an effort to provide a stable future supply of qualified technicians. All technicians attend in-house training programs designed to develop their skills in performing routine repair services on the diverse makes and models of vehicles CarMax sells. Technicians at CarMax’s new-car franchises also attend manufacturer-sponsored training programs to stay abreast of current diagnostic, repair and maintenance techniques for those manufacturers’ vehicles. In addition, utilization of technician support groups allows for greater on-the-job training opportunities for new technicians.

CarMax New-Vehicle Operations

CarMax operates new-car dealerships under separate franchise or dealer agreements with DaimlerChrysler, Mitsubishi, Nissan, Toyota, Ford and General Motors. CarMax employs the same efficient customer-friendly sales process in its new-car operations as it does in its used-car operations. New cars are offered with a full range of related services, at low, “no-haggle” prices. CarMax uses the CarMax information system to provide complete information to the customer regarding vehicle inventory, as well as financing and extended warranty options.

Vehicle Financing

CarMax offers its qualified customers an opportunity to obtain prime credit for vehicle purchases through its own finance operation or Bank of America. In addition, Chrysler Financial, Ford Motor Credit, General Motors Acceptance, Mitsubishi Motors Credit, Nissan Motors Acceptance and Toyota Motors Financial Services offer prime financing to customers purchasing new vehicles at applicable CarMax locations. Non-prime financing is offered by TransSouth Financial, Wells Fargo Financial Acceptance and AmeriCredit Financial Services, with no financial recourse to CarMax. Sales consultants use CarMax’s proprietary CarMax point-of-sale system to electronically submit financing applications and receive responses from multiple lenders, generally in less than five minutes from prime lenders. Financings are typically installment sale contracts secured by the vehicles financed. Customers are permitted to refinance their loans within three days of a purchase without incurring any finance or related charges.

The CarMax finance operation generates income solely from the financing CarMax provides to its customers through the sale and servicing of the contract receivables originated by CarMax. In addition, the finance operation enables CarMax to make credit decisions based on overall business considerations and thus helps to ensure the reasonable availability of credit to support CarMax’s vehicle sales, while retaining its credit standards, in the event third-party lenders should curtail credit availability due to market considerations. CarMax believes that the high quality of its used vehicles as well as the broad scope of the extended warranties CarMax sells reduces default rates on its customers’ loans by helping to keep the purchased vehicles operational. The lower default rates enable CarMax to provide and arrange financing at competitive rates. In addition to the income generated from CarMax’s finance operation, CarMax generates income from arrangements with third-party lenders. These arrangements provide for payment of a fee to CarMax at the time of financing, provided the loan is not refinanced within three days. CarMax has no recourse liability on loans arranged with third-party lenders. For further discussion regarding securitization transactions involving receivables generated by the CarMax finance operation, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CarMax, Inc.,” including under the headings “Finance Income” on page 81; “Financing Activities” on page 83; “Finance Income” on page 88; and “Financing Activities” on page 89.

As an alternative to loan financing, CarMax also arranges lease financing for its new-vehicle customers through manufacturers.

Extended Warranty Sales

At the time CarMax sells a vehicle, it offers to sell to the customer an extended warranty. CarMax offers these extended warranties at low, fixed prices. All extended warranties CarMax sells (other than manufacturers’ warranties) have been designed to its specifications and are administered by Consumer Program Administrators, Inc. and by Automotive Warranty Services of Florida, Inc., subsidiaries of AON Corporation, through a private-label arrangement under which CarMax receives a fee from the administrator at the time the extended warranty is sold. CarMax offers comprehensive extended warranties on CarMax program vehicles and comprehensive power train extended warranties on ValuMax program vehicles.

All CarMax used-car locations provide vehicle repair service, including warranty service. CarMax’s extended warranty customers also have access to an additional 14,000 independent service providers nationwide. CarMax believes that the quality of the services provided by this provider network, as well as the broad scope of its extended warranties, helps promote customer satisfaction and loyalty and thus increases the likelihood of repeat and referral business.

Currently, in all the states in which CarMax operates, it sells warranties on behalf of unrelated third parties who are the primary obligors. Under these third-party warranty programs, CarMax has no contractual liability to the customer. Contracts usually have terms of coverage between 12 and 72 months.

Training

CarMax is committed to providing exceptional training to its associates. New store associates are offered structured, self-paced training programs that introduce them to company policies and their specific job responsibilities. Associate participation and performance in each training program are measured by a unique, intranet-based testing and tracking system. Most new associates are assigned mentors who provide on-the-job guidance and support. Many of CarMax’s compensation programs reward associates for continuously improving their skills.

CarMax also offers comprehensive, facilitated classroom training courses to sales consultants, buyers, automotive technicians and managers. All sales consultants receive extensive customer service training and ongoing training as new products become available. Each buyer undergoes a 12- to 24-month apprenticeship under the tutelage of an experienced buyer and appraises thousands of cars before making his or her first independent purchase. Approximately half of CarMax’s service technicians are A.S.E.-certified—the industry standard for technician training. At June 30, 2002, CarMax’s 38 general managers averaged five years of CarMax experience and more than nine years of prior management experience.

Marketing and Advertising

CarMax’s marketing strategies are focused on developing awareness of the advantages of shopping at CarMax, attracting customers who are already in the market to purchase a vehicle and targeting specific segments of the market through special promotions. CarMax’s marketing strategies are implemented primarily through newspaper, television, radio advertising and CarMax.com. Television and radio broadcast advertisements are designed to enhance consumer awareness of the CarMax name, CarMax.com and key components of the CarMax offer. Newspaper advertisements promote CarMax’s broad selection of vehicles and price leadership, targeting consumers with immediate purchase intentions. Following the separation, in cases where CarMax and Circuit City Stores have jointly contracted for newspaper advertising and where the contracts permit, CarMax will continue to participate with Circuit City Stores in placing newspaper advertising until the joint contracts expire, at which time CarMax will independently purchase all newspaper advertising. Both broadcast and newspaper advertisements are designed to drive customers to the CarMax Web site and to its stores. The style and substance of CarMax’s advertisements are distinctly different from those placed by most automobile dealers. The third major marketing support for CarMax is its Web site, CarMax.com, which acts as a marketing tool for communicating its consumer offer in detail, a sophisticated search engine for finding the right vehicle and a sales channel for customers who prefer to complete a part of the shopping and sales process on-line with one of CarMax’s internet sales consultants.

In fiscal 2001, CarMax further refined its advertising approach by eliminating spending that research showed to be unprofitable and by increasing the efficiency of its television advertising. In fiscal 2002, CarMax continued to refine its advertising approach implemented in fiscal 2001. CarMax employs a targeted, high-frequency, low-cost-per-impression television strategy, coupled with more targeted newspaper advertising. Advertising expenditures were 1.3% of net sales and operating revenues in fiscal 2002, 1.6% of net sales and operating revenues in fiscal 2001 and 2.2% of net sales and operating revenues in fiscal 2000. CarMax’s fiscal 2002, 2001 and 2000 advertising expense ratios reflect leverage from the total and comparable store sales increases and changes in media buying strategy.

CarMax also targets specific segments of the used-vehicle market through special promotions. Such promotions may focus on a particular type of vehicle (e.g., “Minivan Month”) or a particular price point (e.g., $9,999 or less) for a large number of vehicles. Promotions are closely coordinated by CarMax’s marketing staff with purchasing departments at selected locations to ensure that appropriate quantities of targeted inventory are purchased and displayed, thus maximizing the benefits of the promotion.

CarMax expects to further leverage its advertising expenses in that market over a number of stores. CarMax utilizes market awareness and customer satisfaction surveys to help tailor its marketing efforts to the purchasing habits and preferences of customers in each market area.

Properties

CarMax’s operations were conducted in 40 retail stores from 38 store locations as of June 30, 2002. The following table summarizes its retail stores as of June 30, 2002:

	Superstores			Co-located and Stand-Alone New-Car Stores	Total
	Mega	Standard	Prototypical Satellite
California	1	1	–	2	4
Florida	3	3	–	–	6
Georgia	1	2	–	–	3
Illinois	3	1	–	–	4
Indiana	–	–	1	–	1
Maryland	1	1	1	1	4
North Carolina	–	3	–	–	3
South Carolina	–	1	–	–	1
Tennessee	–	1	–	–	1
Texas	4	3	2	–	9
Virginia	–	2	–	–	2
Wisconsin	–	–	1	1	2

	13	18	5	4	40

CarMax owns its satellite superstore located in Merrillville, Indiana and its standard superstores located in Greensboro, North Carolina and Roseville, California. The remaining CarMax stores are leased. CarMax also leases its headquarters, which is located in suburban Richmond, Virginia, near the site of the first CarMax retail store.

Circuit City Stores has contingent liability under various leases covering 23 of CarMax’s sales locations. In recognition of this ongoing contingent liability, CarMax has agreed to make a one-time special dividend payment of $28.4 million to Circuit City Stores on the separation date. For further discussion of this contingent lease obligation, see “Contingent Lease Obligation Retained by Circuit City Stores” on page 41.

New-Car Franchise Agreements

CarMax operates new-car dealerships under separate franchise or dealer agreements with manufacturers. These agreements generally allow CarMax to sell manufacturers’ brands, perform warranty work on these vehicles and sell related parts and services within a specified market area. Designation of specified market areas generally does not guarantee exclusivity within a specified territory. These agreements generally impose operational requirements and restrictions, including inventory levels, working capital, monthly financial reporting, signage and cooperation with marketing strategies. A manufacturer may terminate a dealer agreement under certain circumstances, including a change in ownership without prior manufacturer approval, failure to maintain adequate customer satisfaction ratings or a material breach of other provisions of the agreement. CarMax also has entered into framework agreements with several major vehicle manufacturers. These agreements generally contain provisions relating to the acquisition, ownership structure, advertising and management of a dealership franchised by those manufacturers.

Various U.S. federal and state laws governing the relationship between automotive dealerships and vehicle manufacturers also might affect CarMax. These laws include statutes prohibiting manufacturers from terminating or failing to renew franchise agreements without proper cause and unreasonably withholding approval for proposed ownership changes.

Competition

The used- and new-car retail business is highly competitive. Consumers typically have many choices when deciding where to purchase a used or new vehicle. In both the used- and new-vehicle markets, CarMax seeks to distinguish itself from traditional dealerships through its consumer offer, sales approach and other innovative operating strategies. In the used-vehicle market, CarMax competes with existing franchised and independent dealers, rental companies and private parties. Many franchised new-car dealerships also have increased their focus on the used-vehicle market.

CarMax believes that the principal competitive factors in used-vehicle sales are the following:

•	price;

•	ability to offer a wide selection of vehicles, including the more popular makes and models;

•	quality of the vehicles;

•	location of retail sites; and

•	degree of customer satisfaction with the car-buying experience.

Other competitive factors include the ability to offer or arrange customer financing on competitive terms and the quality and cost of primary and extended warranties. CarMax believes that it is competitive in all of these areas and enjoys advantages over competitors that employ traditional selling methods.

Part of CarMax’s business strategy is to position itself as a low-price operator in the industry. In fiscal 1999, CarMax’s used-car sales were negatively impacted by the initiation of intensely competitive price incentives in the new-car industry and insufficient customer traffic at CarMax locations in a number of multi-store metropolitan markets, particularly those affected by CarMax’s primary used-car superstore competitor. Late in fiscal 2000, that competitor exited the used-car superstore business. CarMax believes this competitor’s exit from five multi-store markets helped eliminate consumer confusion about the two consumer offers.

In the new-vehicle market, CarMax competes with other franchised dealers offering vehicles produced by the same or other manufacturers and with auto brokers and leasing companies. As is typical of such arrangements, CarMax’s existing franchise agreements do not guarantee exclusivity within a specified territory. Aggressive discounting by manufacturers of new cars, which typically occurs in the fall during the close-out of prior year models, may result in lower retail prices and margins for used vehicles during such discounting. In fiscal 2002, 2001 and 2000, CarMax’s new-car sales were strong, resulting in part from the highly promotional climate in the new-car industry. In the second half of fiscal 2002, new-car manufacturers introduced zero-percent financing incentives to counteract an industry-wide slowdown in new-car sales. For CarMax, the result was increased traffic, not only for new cars, but also for used cars as consumers cross-shopped the two businesses. CarMax’s consumer offer enabled it to convert this added traffic into higher used- and new-car sales growth.

CarMax believes that the principal competitive factors in new-vehicle sales are the following:

•	price;

•	dealer sales promotions;

•	ability of dealerships to offer a wide selection of the most popular vehicles;

•	location of retail sites; and

•	quality of customer service.

Given that the new-vehicle market has historically been served primarily by dealerships employing traditional high-pressure, negotiation-oriented sales techniques, CarMax believes that its customer friendly, low-pressure sales methods will create additional competitive factors in which it may have an advantage.

Seasonality

CarMax’s business is seasonal, with each location generally experiencing more of its net sales in the first half of the fiscal year. During the fall quarter, new-model-year introductions and discounting on close-out vehicles can cause rapid depreciation of used-car prices, especially on late-model vehicles. CarMax anticipates that the seasonality of the business may vary from region to region as its operations expand geographically.

Governmental Regulation

CarMax’s operations are subject to ongoing regulation, supervision and licensing under various U.S. federal, state and local statutes, ordinances and regulations. Among other things, these laws require that CarMax obtain a license in order to establish, operate or relocate a dealership or to operate an automotive repair facility. These laws also regulate the manner in which CarMax conducts its business, including its advertising and sales practices.

CarMax’s financing activities with its customers are subject to U.S. federal truth in lending, consumer lending and equal credit opportunity regulations as well as state and local motor vehicle finance laws, installment finance laws, usury laws and other installment sales laws. Some states regulate finance fees that may be paid as a result of vehicle sales.

As with automobile dealerships generally, and service operations in particular, CarMax’s business involves the use, handling and disposal of hazardous or toxic substances, including motor oil, gasoline, transmission fluid, solvents, lubricants and other materials. The business also involves the past and current operation and/or removal of aboveground and underground storage tanks containing such substances. Accordingly, CarMax is subject to U.S. federal, state and local laws and regulations governing air and water quality and the handling, storage and disposal of hazardous or toxic substances. CarMax believes that it does not have any material environmental liabilities and that compliance with such laws and regulations will not, individually or in the aggregate, have a material adverse effect on its results of operations or financial condition. However, environmental laws and regulations are complex and subject to frequent change. There can be no assurance that compliance with amended, new or more stringent laws or regulations, stricter interpretations of existing laws or the future discovery of environmental conditions at current or future locations will not require additional expenditures by CarMax, or that such expenditures would not be material.

CarMax believes that it is in substantial compliance with all laws affecting its business. Possible penalties for violation of any of these laws include revocation of licenses and imposition of fines. In addition, many laws may give customers a private cause of action.

Litigation and Contingent Liabilities

In the normal course of business, CarMax is involved in various legal proceedings. Based upon CarMax’s evaluation of information currently available, it believes that the ultimate resolution of any such proceedings will not have a material adverse effect on CarMax’s financial position, liquidity or results of operations.

Employees

On June 30, 2002, CarMax had 5,350 hourly and salaried employees and 2,229 sales employees who worked on a commission basis. No CarMax employee is subject to a collective bargaining agreement. Additional CarMax personnel are employed during peak selling seasons.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations of CarMax, Inc.

The following discussion describes the financial condition and results of operations of CarMax. This discussion includes the effect of the businesses, assets and liabilities of Circuit City Stores that constituted the CarMax group. Circuit City Stores has contributed to CarMax all of the businesses, assets and liabilities that constituted the CarMax group. The assets and liabilities of CarMax, Inc. will be accounted for at the historical values carried by Circuit City Stores prior to the separation.

For additional information relating to the CarMax group or the Circuit City group, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Circuit City Stores, Inc.” starting on page 125.

Critical Accounting Policies

In Management’s Discussion and Analysis, CarMax discusses the results of operations and financial condition as reflected in its financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Preparation of financial statements requires CarMax to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities. CarMax uses its historical experience and other relevant factors when developing its estimates and assumptions. CarMax continually evaluates these estimates and assumptions. Note 2 to the CarMax financial statements includes a discussion of significant accounting policies. The accounting policy discussed below is one CarMax considers critical to an understanding of its financial statements because its application places the most significant demands on CarMax’s judgment. CarMax’s financial results might have been different if different assumptions had been used or other conditions had prevailed.

Calculation of the Value of Retained Interests in Securitization Transactions

CarMax securitizes automobile loan receivables. The fair value of retained interests from securitization activities is based on the present value of expected future cash flows. The present value is determined by using management’s projections of key factors, such as finance charge income, default rates, payment rates and discount rates appropriate for the type of asset and risk. These projections are derived from historical experience, projected economic trends and anticipated interest rates. Adjustments to one or more of these projections may have a material impact on the fair value of the retained interests. These projections may be affected by external factors, such as changes in the behavior patterns of CarMax customers, changes in the strength of the economy and developments in the interest rate markets. Note 2(A) to the CarMax financial statements includes a discussion of accounting policies related to securitizations. Note 10 to the CarMax financial statements and Note 5 to the CarMax unaudited interim financial statements include a discussion of automobile loan securitizations.

Results of Operations—Fiscal Years 2002, 2001 and 2000

Certain prior year amounts have been reclassified to conform to the current presentation. Wholesale sales have been reclassified and reported in net sales and operating revenues for all periods presented. In previous periods, wholesale sales were recorded as a reduction to total cost of sales. Note 2(O) to the CarMax financial statements contains further discussion of the reclassifications. See page D-9.

Net Sales and Operating Revenues

Total sales for CarMax increased 28% in fiscal 2002 to $3.52 billion. In fiscal 2001, total sales increased 25% to $2.75 billion from $2.19 billion in fiscal 2000.

Retail Vehicle Sales. Retail vehicle sales for CarMax increased 28% in fiscal 2002 to $3.06 billion. In fiscal 2001, retail vehicle sales increased 23% to $2.39 billion from $1.93 billion in fiscal 2000. In fiscal 2002, used vehicle sales increased 29% to $2.50 billion. In fiscal 2001, used vehicle sales increased 26% to $1.93 billion from $1.53 billion in fiscal 2000. New vehicle sales in fiscal 2002 rose 23% to $559.9 million. In fiscal 2001, new vehicle sales were $456.9 million, up 14% over fiscal 2000 sales of $401.2 million. CarMax stores are included in comparable store retail sales after the store has been open for a full year.

Comparable store vehicle dollar and unit sales for the years ended February 28, 2002 and 2001 and February 29, 2000 were as follows:

Percent Sales Change From Prior Year

Fiscal	Total	Comparable
2002	28%	28%
2001	25%	17%
2000	37%	2%
1999	69%	(2)%
1998	50%	6%

Comparable Store Sales Change

Fiscal	2002	2001	2000
Vehicle dollars:
Used vehicles	30%	19%	(4)%
New vehicles	24%	9%	50%
Total	28%	17%	2%
Vehicle units:
Used vehicles	24%	13%	(8)%
New vehicles	21%	9%	49%
Total	23%	12%	(4)%

Average Retail Selling Prices

Fiscal	2002	2001	2000
Used vehicles	$15,100	$14,400	$13,700
New vehicles	$23,100	$22,600	$22,500
Blended average	$16,200	$15,500	$14,900

Retail Vehicle Sales Mix

Fiscal	2002	2001	2000
Vehicle dollars:
Used vehicles	82%	81%	79%
New vehicles	18	19	21

Total	100%	100%	100%

Vehicle units:
Used vehicles	87%	87%	86%
New vehicles	13	13	14

Total	100%	100%	100%

The fiscal 2002 used and new retail vehicle sales growth primarily resulted from a 28% increase in the comparable store vehicle dollar sales of the CarMax business. CarMax opened two used-car superstores in fiscal 2002 during the last month of the fiscal year, and so they were not significant contributors to sales growth in fiscal 2002. The growth in comparable store vehicle dollar sales reflects increased store traffic that, combined with better in-store execution, resulted in comparable store unit sales growth for both used and new cars. CarMax believes that the higher traffic levels were driven by the effectiveness of its marketing programs, CarMax.com and word-of-mouth customer referrals. In addition, traffic was bolstered in October, November and December by cross-shopping from zero-percent financing incentive programs introduced by new car manufacturers to counteract an industry-wide slowdown in new-car sales. New-car manufacturers returned to more conventional sales and financing incentives in January 2002. Increased average retail prices resulting from a higher mix of later-model used cars, luxury vehicles and sport utility vehicles and higher new-car average retail prices also contributed to the sales growth.

In late February 2002, CarMax opened one standard-sized used-car superstore and one satellite used-car superstore. During fiscal 2002, CarMax also relinquished the franchise rights for one stand-alone new-car franchise and one new-car franchise that had been integrated with a used-car superstore and sold one new-car stand-alone franchise and one new-car franchise that had been integrated with a used-car superstore. Although new-car stores that are integrated or co-located with used-car superstores have performed at or above expectations, the three remaining stand-alone new-car stores are still performing below expectations. CarMax intends to integrate or co-locate these stores with used-car superstores. CarMax expects this integration or co-location to occur within the next fiscal year for the store located in Orlando, Florida, and CarMax expects to co-locate the two remaining new-car stores, which are in Los Angeles, California, with one used-car superstore within the next two fiscal years.

The fiscal 2001 used and new retail vehicle sales increase reflects a 17% increase in the comparable store vehicle dollar sales of the CarMax business, driven by higher-than-anticipated used-car sales, and the net addition of two used-car superstores, two prototype satellite stores and six new-car franchises since the end of fiscal 1999. The new stores and four of the franchises moved into the comparable store sales base throughout fiscal 2001. In fiscal 2001, CarMax also added two new-car franchises, integrating them with existing used-car superstores. CarMax believes its fiscal 2001 sales performance primarily reflects the improved execution of the CarMax offer at individual stores, increased consumer awareness and use of CarMax.com and the exit of CarMax’s primary used-car superstore competitor late in fiscal 2000. CarMax believes this competitor’s exit from five multi-store markets helped eliminate consumer confusion over the two offers. CarMax’s used-car comparable store vehicle dollar and unit sales growth has remained strong in all these CarMax markets since this competitor’s exit from the used-car superstore business.

Geographic expansion of CarMax used-car superstores and the addition of new-car franchises generated the retail sales growth in the first half of fiscal 2000 and, along with comparable store sales growth for the last two quarters and for the fiscal year, contributed to retail sales growth for the full year. During fiscal 2000, CarMax opened two used-car superstores, two prototype satellite used-car superstores, five stand-alone new-car stores and one new-car franchise that was integrated with a used-car superstore. CarMax also converted one existing store into a satellite operation and relocated one new-car franchise next to a used-car superstore. In the second half of fiscal 2000, CarMax limited its geographic expansion to focus on building sales and profitability in existing markets.

Retail Stores

	Retail Stores at Year-End
Fiscal	2002	2001	2000
Mega superstores(1)	13	13	13
Standard superstores(2)	17	16	16
Prototype satellite superstores	5	4	4
Co-located new-car stores(3)	2	2	2
Stand-alone new-car stores	3	5	5

Total	40	40	40

(1)	Formerly “C” and “B” stores; 70,000 to 100,000 square feet.
(2)	Formerly “A” stores; 40,000 to 60,000 square feet.
(3)	Formerly included as “A” and “C” stores.

New-Car Franchises

	New-Car Franchises at Year-End
Fiscal	2002	2001	2000
Integrated/co-located new-car franchises	15	17	15
Stand-alone new-car franchises	3	5	5

Total	18	22	20

Wholesale Vehicle Sales.    Total wholesale vehicle sales for CarMax were $325.6 million in fiscal 2002, $253.5 million in fiscal 2001 and $181.2 million in fiscal 2000. The increase in fiscal 2002 was primarily due to an increase in customer traffic. The increase in fiscal 2001 was attributable to an increase in customer traffic and an increase in the average wholesale price per vehicle.

Other Sales and Revenues. Other sales and revenues which include extended warranty revenues, service department sales and processing fees collected from consumers for the purchase of their vehicles at a CarMax retail location were $135.4 million in fiscal 2002, $108.3 million in fiscal 2001 and $76.8 million in fiscal 2000.

CarMax sells extended warranties on behalf of unrelated third parties who are the primary obligors. Under these third-party warranty programs, CarMax has no contractual liability to the customer. Extended warranty revenue was $55.3 million in fiscal 2002, $45.0 million in fiscal 2001 and $33.5 million in fiscal 2000. The increase in extended warranty revenues over the three year period was due to increased vehicle sales. In addition to increased vehicle sales, the increase in fiscal 2001 was the result of increased warranty penetration. Used vehicles achieve a higher warranty penetration rate than new vehicles.

Service sales were $55.9 million in fiscal 2002, $44.8 million in fiscal 2001 and $32.8 million in fiscal 2000. The increase in fiscal 2002 relates to an overall increase in retail vehicle sales while the increase in fiscal 2001 service sales was due to an overall increase in retail vehicle sales as well as an increased focus on retail service sales.

Processing fees were $24.2 million in fiscal 2002, $18.5 million in fiscal 2001 and $10.5 million in fiscal 2000. Consumers are assessed this fee when selling a vehicle to a CarMax retail location after the appraisal process. The increase in fiscal 2002 was the result of increased traffic, increased consumer response to CarMax's vehicle purchase program and an increase in the fee amount. The increase in fiscal 2001 was directly attributable to a full year of processing fees after the mid-year introduction of the fee in fiscal 2000 and increased traffic and consumer response.

Impact Of Inflation.    Inflation has not been a significant contributor to results. For the CarMax business, profitability is based on achieving specific gross profit dollars per vehicle rather than on average retail prices. Because the wholesale market generally adjusts to reflect retail price trends, CarMax believes that if the stores meet inventory turn objectives, then changes in average retail prices will have only a short-term impact on the gross margin and thus profitability.

Cost of Sales

Total gross profit margin was 11.5% in fiscal 2002, 12.0% in fiscal 2001 and 11.0% in fiscal 2000.

Retail Vehicle Gross Profit Margin. The gross profit margin for retail vehicle sales was 9.7% in fiscal 2002, 10.2% in fiscal 2001 and 9.8% in fiscal 2000. Used vehicle gross margins were 10.9% in fiscal 2002, 11.4% in fiscal 2001 and 11.1% in fiscal 2000. New vehicle gross margins for this same period were 4.5%, 5.1% and 4.7%, respectively. Although CarMax achieved its specific used vehicle gross profit dollar targets per vehicle, increased average retail prices resulting from a higher mix of later-model used cars, luxury vehicles and sport utility vehicles generated the decline in gross profit as a percentage of sales in fiscal 2002. Used vehicle gross profit dollars are similar across makes and models. Consequently, the gross profit on a higher-priced used vehicle is a lower percentage of the retail selling price than on a more modestly priced vehicle. In fiscal 2002, the new vehicle gross margin decrease was attributable to increases in average retail prices along with a more competitive marketplace. In fiscal 2001, strong inventory management throughout the year, especially during the second half when the model-year transition occurs in the new-car industry, contributed to a higher gross margin on used and new vehicles.

Wholesale Vehicle Gross Profit Margin. The gross profit margin for wholesale vehicle sales was 5.6% in fiscal 2002, 6.5% in fiscal 2001 and 3.3% in fiscal 2000. The gross profit margin was relatively stable from fiscal 2001 to fiscal 2002. The increase in gross profit margin in fiscal 2001 was due to an increase in the average gross profit margin dollars per vehicle and to additional auction fees charged to purchasers of wholesale vehicles.

Other Gross Profit Margin. Gross margin for other sales and revenues was 64.6% in both fiscal 2002 and 2001 and 59.2% in fiscal 2000. The increase in fiscal 2001 resulted from the addition of processing fees and an increased focus on retail service.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were 7.2% of total sales in fiscal 2002, 8.9% in fiscal 2001 and 10.4% in fiscal 2000.

        The improvement in the fiscal 2002 expense ratio reflects significant expense leverage generated by strong comparable store sales growth and continued expense management, particularly of non-store expenses, the benefit of which more than offset higher second half expenses related to renewed geographic expansion. The decline in the fiscal 2001 expense ratio reflects leverage from strong comparable store sales growth, more efficient advertising expenditures and overall improvements in store productivity, including those achieved through the hub-and-satellite operating strategy that CarMax adopted in multi-store markets. Advertising expense was 1.3% of total sales in fiscal 2002, 1.6% in fiscal 2001 and 2.2% in fiscal 2000.

In fiscal 2001, the improvement in the expense ratio was partly offset by an $8.7 million write-off of goodwill associated with two underperforming stand-alone new-car franchises. Excluding these costs, the fiscal 2001 expense ratio would have been 8.6%. The fiscal 2000 expense ratio reflects $4.8 million in charges related to lease termination costs on undeveloped property and a write-down of assets associated with excess property for sale. Excluding these costs, the fiscal 2000 expense ratio would have been 10.2%.

Finance Income.  For the years ended February 28, 2002, 2001 and 2000, pretax finance income, which is recorded as a reduction to selling, general and administrative expenses, was as follows:

	Years Ended February 28 or 29
(Amounts in millions)	2002	2001	2000
Securitization income	$78.1	$51.5	$36.8
Payroll and fringe expenses	5.7	4.2	3.4
Other direct expenses	5.9	4.5	3.4

Finance operation income	66.5	42.8	30.0
Third-party financing fees	15.7	11.5	9.8

Total finance income	$82.2	$54.3	$39.8

Receivables generated by the CarMax finance operation are sold through securitization transactions. CarMax continues to service these receivables in exchange for a contractually specified servicing fee. For the year ended February 28, 2002, serviced receivables averaged $1.37 billion compared with $1.07 billion for the year ended February 28, 2001, and $755.9 million for the year ended February 29, 2000.

Securitization income includes gains on sale of receivables and other income related to servicing these receivables. For the year ended February 28, 2002, CarMax recorded gains on sale of $56.4 million, compared with $35.4 million for the year ended February 28, 2001, and $17.5 million for the year ended February 29, 2000. The changes from year to year result from an increase in loan origination volume driven by increased sales each year and increases in yield on the serviced receivables. In recording these gains, management estimates key assumptions such as finance charge income, default rates, payment rates and discount rates appropriate for the type of asset and risk. If these assumptions change, or the actual results differ from the projected results, securitization income would be affected.

Direct expenses include collection expenses, rent and facility expenses and loan processing costs. On a year to year basis, payroll, fringes and other direct expenses increased proportionately to the average managed receivable balance. Finance operation income does not include any allocation of indirect costs or income. Examples of indirect costs not included are corporate expenses such as human resources, administrative services, marketing, information systems, accounting, legal, treasury and executive payroll as well as retail store expenses.

Fees received from arranging customer automobile financing through third parties were $15.7 million for the year ended February 28, 2002, $11.5 million for the year ended February 28, 2001, and $9.8 million for the year ended February 29, 2000. The change on a year to year basis was a result of the total increase in retail vehicle sales over the three-year period.

Interest Expense

Interest expense was 0.1% of total sales in fiscal 2002, 0.4% in fiscal 2001 and 0.5% in fiscal 2000. In fiscal 2002, interest expense primarily was incurred on allocated debt used to fund new store growth and working capital, including inventory. In fiscal 2001 and 2000, interest expense primarily was incurred on allocated debt used to fund working capital, including inventory, and franchise acquisitions. The fiscal 2002 decline in the interest expense ratio reflects a reduction in allocated debt levels and lower interest rates. The reduction in allocated debt reflects a decline in total debt of Circuit City Stores during fiscal 2002. Refer to the “Financing Activities” section below for further information on changes in debt.

Earnings Before Income Taxes

Earnings before income taxes were $146.5 million in fiscal 2002, compared with $73.5 million in fiscal 2001 and $1.8 million in fiscal 2000. Excluding the write-off of goodwill, earnings before income taxes would have been $82.2 million in fiscal 2001. Excluding lease termination costs and the write-down of assets, earnings before income taxes would have been $6.6 million in fiscal 2000.

Income Taxes

The effective income tax rate was 38.0 percent in fiscal 2002, fiscal 2001 and fiscal 2000.

Net Earnings

Net earnings were $90.8 million in fiscal 2002, $45.6 million in fiscal 2001 and $1.1 million in fiscal 2000. Excluding the write-off of goodwill, net earnings would have been $51.0 million in fiscal 2001. Excluding lease termination costs and the write-down of assets, net earnings would have been $4.1 million in fiscal 2000.

Financial Condition—Fiscal Years 2002, 2001 and 2000

Liquidity and Capital Resources

Cash Flow Highlights

	Years Ended February 28 or 29
(Amounts in millions)	2002	2001	2000
Net earnings	$90.8	$45.6	$1.1
Depreciation and amortization	$16.3	$18.1	$15.2
Provision for deferred income taxes	$3.2	$8.8	$1.2
Cash used for working capital, net	$(71.0)	$(63.7)	$(49.0)
Cash provided by (used in) operating activities	$42.6	$18.0	$(23.6)
Purchases of property and equipment	$(41.4)	$(10.8)	$(45.4)
Proceeds from sales of property and equipment, net	$99.0	$15.5	$25.3
Net (decrease) increase in allocated short-term and long-term debt	$(103.7)	$(22.2)	$68.8

Cash Provided by or Used in Operations.    CarMax generated net cash from operating activities of $42.6 million in fiscal 2002 and $18.0 million in fiscal 2001. Net cash used in operating activities was $23.6 million in fiscal 2000. The fiscal 2002 improvement primarily resulted from a $45.2 million increase in net earnings, partly offset by an increase in accounts receivable, which resulted from increased sales generating increased automobile loans and increased yield spreads from the finance operation. The fiscal 2001 increase reflects a $44.4 million increase in net earnings, partly offset by an increase in working capital.

Investing Activities.    Net cash provided by investing activities was $57.5 million in fiscal 2002 and $3.3 million in fiscal 2001. Net cash used in investing activities was $54.9 million in fiscal 2000. CarMax’s capital expenditures were $41.4 million in fiscal 2002, $10.8 million in fiscal 2001 and $45.4 million in fiscal 2000. Fiscal 2002 capital expenditures included spending for the construction of two standard-sized used-car superstores, one of which opened during the first quarter of fiscal 2003, and one satellite used-car superstore. In fiscal 2001, capital expenditures were related to equipment purchases. Fiscal 2000 capital expenditures included spending for the construction of four used-car superstores.

Capital expenditures have been funded primarily through sale-leaseback transactions, short- and long-term debt of Circuit City Stores allocated to CarMax and internally generated funds. Net proceeds from sales of property and equipment, including sale-leasebacks, totaled $99.0 million in fiscal 2002, $15.5 million in fiscal 2001 and $25.3 million in fiscal 2000. In August 2001, CarMax entered into a sale-leaseback transaction covering nine superstore properties for an aggregate sale price of $102.4 million. This transaction, which represented the first sale-leaseback entered into by CarMax without a Circuit City Stores guarantee, was structured at competitive rates with an initial lease term of 15 years and two 10-year renewal options.

In fiscal 2003, CarMax anticipates capital expenditures of approximately $175 million. Planned expenditures primarily relate to new store construction, including furniture, fixtures and equipment and land purchases, and leasehold improvements to existing properties. CarMax expects to open four to six stores during fiscal 2003, approximately one half of which will be satellite stores, and, assuming the business continues to meet expectations, 22 to 30 stores over the following four years. CarMax expects the initial cash investment per store to be in the range of $20 million to $27 million for a standard superstore and $10 million to $15 million for a satellite store. If CarMax takes full advantage of building and land sale-leasebacks, then CarMax expects the net cash used to fund a new store will be $8 million to $12 million for a standard superstore and $5 million to $7 million for a satellite superstore. As a new store matures, sales financed through CarMax’s finance operation will require additional use of capital in the form of a seller’s interest in the receivables or reserves. For a standard used-car superstore, CarMax would expect the cash investment for the seller’s interest to range from $0.8 million to $1.5 million at the end of the first year of operation, growing to $2.2 million to $3.4 million after five years of operation.

CarMax expects that proceeds from an anticipated credit agreement secured by vehicle inventory, sale-leaseback transactions and cash generated by operations will be sufficient to fund capital expenditures for the foreseeable future.

Financing Activities.    Most of CarMax’s financial activities, including the investment of surplus cash and the issuance and repayment of short-term and long-term debt, are managed by Circuit City Stores on a centralized basis. Circuit City Stores allocates debt to CarMax based on usage of funds. Debt that is specific only to the CarMax business or the Circuit City business is allocated in its entirety to that business. For shared funds obtained from bank debt (pooled debt), CarMax’s portion is determined by applying to CarMax’s intercompany debt due to Circuit City Stores the percentages that short-term bank debt, long-term bank debt and the current portion of long-term bank debt are of the total pooled debt. The remainder of any debt is then applied to the Circuit City business. This pooled debt bears interest at a rate based on the average pooled debt balance. Expenses related to increases in pooled debt are reflected in the weighted average interest rate of the pooled debt.

In December 2001, CarMax entered into an $8.5 million secured promissory note in conjunction with the purchase of land for new store construction. This note, which is payable in August 2002, was included in short-term debt as of February 28, 2002.

As scheduled, Circuit City Stores used existing working capital to repay a $130 million term loan in fiscal 2002 and a $175 million term loan in fiscal 2001. At February 28, 2002, a $100 million outstanding term loan due in July 2002 was classified as a current liability. Although Circuit City Stores has the ability to refinance this debt, it intends to repay it using existing working capital. Payment of Circuit City Stores pooled debt does not necessarily result in a reduction of CarMax allocated debt.

At February 28, 2002, Circuit City Stores allocated cash of $3.3 million and debt of $88.4 million to CarMax. Circuit City Stores maintains a $150 million unsecured revolving credit facility that expires on August 31, 2002. Circuit City Stores does not anticipate renewing this facility. Circuit City Stores also maintains $195 million in committed seasonal lines of credit that are renewed annually with various banks. At February 28, 2002, total balances of $1.8 million were outstanding under these facilities.

During the first quarter of fiscal 2003, CarMax entered into a multi-year, $200 million credit agreement secured by vehicle inventory. CarMax anticipates that some of the proceeds from the agreement will be used for the repayment of allocated debt; the payment on the separation date of a one-time special dividend to Circuit City Stores, of $28.4 million; the payment of transaction expenses incurred in connection with the separation; and general corporate purposes. Refer to “Contractual Obligations” for further discussion of the special dividend payment.

Receivables generated by the CarMax finance operation are funded through securitization transactions in which the finance operation sells its receivables while retaining servicing rights. These securitization transactions provide an efficient and economical means of funding automobile loan receivables. For transfers of receivables that qualify as sales under Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” CarMax recognizes gains and losses as a component of the profits of its finance operation.

On a monthly basis, CarMax’s finance operation sells its automobile loan receivables to a special purpose subsidiary, which, in turn, transfers the receivables to a group of third-party investors. The investors sell commercial paper backed by the transferred receivables, and the proceeds are distributed through the special purpose subsidiary to CarMax’s finance operation. The special purpose subsidiary retains a subordinated interest in the transferred receivables. CarMax’s finance operation continues to service the transferred receivables for a fee. The investors are generally entitled to receive monthly interest payments and have committed to acquire additional undivided interests in the transferred receivables up to a stated amount through June 26, 2003. If certain events were to occur, the commitment to acquire additional undivided interests would terminate and the investors would begin to receive monthly principal payments until paid in full. At February 28, 2002, the unused capacity of this program was $211.0 million.

CarMax’s finance operation periodically refinances its automobile loan receivables through the public issuance of asset-backed securities. The finance operation sells the receivables to be refinanced to a special purpose subsidiary, which, in turn, transfers the purchased receivables to a securitization trust. The securitization trust then issues asset-backed securities secured by the transferred receivables in public offerings, and the proceeds are distributed through the special purpose subsidiary to CarMax’s finance operation. CarMax continues to service the transferred receivables for a fee. Asset-backed securities were issued totaling $644.0 million in October 1999, $655.4 million in January 2001 and $641.7 million in November 2001.

At February 28, 2002, the aggregate principal amount of securitized automobile loan receivables totaled $1.54 billion. At February 28, 2002, there were no provisions providing recourse to Circuit City Stores for credit losses on the securitized automobile loan receivables. CarMax anticipates that it will be able to expand or enter into new securitization arrangements to meet the future needs of the automobile loan finance operation.

Contractual Obligations (1)

(Amounts in millions)	Total	1 Year	2 to 3 Years	4 to 5 Years	After 5 Years
Allocated contractual obligations:
Long-term debt	$78.6	$78.6	$—	$—	$—
Promissory note	8.5	8.5	—	—	—
Operating leases	723.0	43.1	86.7	84.7	508.5
Lines of credit	1.4	1.4	—	—	—

Total	$811.5	$131.6	$86.7	$84.7	$508.5

(1)	Amounts are based on the capital structure of Circuit City Stores as of February 28, 2002. Future obligations depend upon the final outcome of the proposed separation of CarMax.

CarMax currently operates 23 of its sales locations pursuant to various leases under which Circuit City Stores was the original tenant and primary obligor. Circuit City Stores and not CarMax, had originally entered into these leases so that CarMax could take advantage of the favorable economic terms available to Circuit City Stores as a large retailer. Circuit City Stores has assigned each of these leases to CarMax. Despite the assignment and pursuant to the terms of the leases, Circuit City Stores remains contingently liable under the leases. For example, if CarMax were to fail to make lease payments under one or more of the leases, Circuit City Stores may be required to make those payments on CarMax’s behalf. In recognition of this ongoing contingent liability, CarMax has agreed to make a one-time special dividend payment to Circuit City Stores on the separation date, assuming the separation is completed. CarMax currently expects this special dividend to be $28.4 million.

Results of Operations—Three Months Ended May 31, 2002 and 2001

Effective in the first quarter of fiscal 2003, CarMax classifies revenue from the sale of wholesale vehicles in net sales and operating revenues. Previously, CarMax wholesale vehicle sales were recorded as reductions to cost of sales. The reclassification of wholesale sales to sales increased sales and cost of sales by $84.5 million for the quarter ended May 31, 2001. An additional reclassification between sales and cost of sales made to conform to the current presentation decreased sales by $2.3 million for the quarter ended May 31, 2001.

Net Sales and Operating Revenues

Total sales for CarMax for the first quarter of fiscal 2003 increased 14% to $1.00 billion from $879.0 million in last year’s first quarter.

Retail Vehicle Sales.    Retail vehicle sales increased 14% to $870.1 million in the first quarter of fiscal 2003 from $761.0 million in the first quarter of fiscal 2002. In the first quarter of fiscal 2003, used vehicle sales increased 20% to $737.8 million from $615.1 million in the first quarter of fiscal 2002. In the first quarter of fiscal 2003, new vehicle sales decreased 9% to $132.3 million from $145.8 million in the first quarter of fiscal 2002. CarMax stores are included in comparable store retail sales after the store has been open for a full year. Comparable store vehicle dollar and unit sales for the first quarter of fiscal years 2003 and 2002 were as follows:

Comparable Store Sales Change
	Three Months Ended May 31,
	2002	2001
Vehicle dollars:
Used vehicles	14%	28%
New vehicles	(4)%	23%
Total	11%	27%
Vehicle units:
Used vehicles	12%	20%
New vehicles	(4)%	19%
Total	10%	20%

The overall increase in retail sales is attributed to the 12% sales growth in comparable store used-unit sales, the three additional CarMax stores opened since the first quarter of fiscal 2002 and the slight increase in the average retail selling price for used vehicles. The comparable store new-unit sales decline was in line with the new-car industry’s performance.

Average Retail Selling Price
	Three Months Ended May 31,
	2002	2001
Used vehicles	$15,500	$15,100
New vehicles	$23,000	$23,200
Blended average	$16,300	$16,200

Retail Vehicle Sales Mix
	Three Months Ended May 31,
	2002	2001
Vehicle dollars:
Used vehicles	85%	81%
New vehicles	15	19

Total	100%	100%

Vehicle units:
Used vehicles	89%	87%
New vehicles	11	13

Total	100%	100%

Wholesale Vehicle Sales.    Wholesale vehicle sales totaled $92.5 million in the first quarter of fiscal 2003 compared with $84.5 million in the same period last year. The increase was consistent with increased traffic at CarMax stores.

Other Sales and Revenues.    Other sales and revenues include extended warranty revenues, service department sales and processing fees collected from consumers for the purchase of their vehicles at a CarMax retail location and totaled $39.0 million in the first quarter of fiscal 2003, compared with $33.5 million in the same period last year.

CarMax sells extended warranties on behalf of unrelated third parties who are the primary obligors. Under these third-party warranty programs, CarMax has no contractual liability to the customer. Extended warranty revenue was $16.7 million in the first quarter of fiscal 2003 and $13.5 million in the first quarter of fiscal 2002. The increase reflects improved penetration and strong sales growth for used cars, which achieve a higher extended warranty penetration rate than new cars.

Service sales were $15.5 million in the first quarter of fiscal 2003, compared with $13.9 million in the same period last year. The increase relates to the overall increase in CarMax’s customer base.

Processing fees were $6.8 million in the first quarter of fiscal 2003, compared with $6.1 million in the same period last year. Consumers are assessed this fee when selling a vehicle to a CarMax retail location after the appraisal process. The increase was the result of increased traffic and increased consumer response to CarMax’s vehicle purchase program.

Seasonality.    CarMax’s operations, in common with other retailers in general, are subject to seasonal influences. Historically, the CarMax business has experienced more of its net sales in the first half of the fiscal year. The net earnings of any quarter are seasonally disproportionate to net sales since administrative and certain operating expenses remain relatively constant during the year. Therefore, quarterly results should not be relied upon as necessarily indicative of results for the entire fiscal year.

Retail Stores.    During the first quarter of fiscal 2003, CarMax integrated the new-car stand-alone Chrysler franchise in the Orlando, Florida, market with an existing CarMax superstore and opened a standard-sized superstore in the mid-sized market of Sacramento, California. CarMax expects to open four to five stores in the second half of the fiscal year, including entries into the Knoxville, Tennessee, and Las Vegas, Nevada, markets.

The following table provides detail on the CarMax retail stores:

	May 31, 2002	May 31, 2001	Estimate Feb. 28, 2003	Feb. 28, 2002
Mega superstores	13	13	13	13
Standard superstores	18	16	20	17
Prototype satellite stores	5	4	8	5
Co-located new-car stores	2	2	2	2
Stand-alone new-car stores	2	5	2	3

Total	40	40	45	40

Cost of Sales

Total gross profit margin for CarMax was 11.8% of sales in the first quarter of both fiscal 2003 and fiscal 2002.

Retail Vehicle Gross Profit Margin.    The retail vehicle gross profit margin was 9.9% in the first quarter of fiscal 2003 versus 10.0% for the same period last year. CarMax achieved its average per unit gross profit targets on used cars; however, the positive gross margin impact of a higher percentage of used cars in the mix was substantially offset by the higher average retails on used cars, which reduced the used-car margin on a percentage basis. The result was a retail vehicle gross profit margin that slightly declined in relation to last year’s first quarter.

Wholesale Vehicle Gross Profit Margin.    The wholesale vehicle gross profit margin was 6.7% in the first quarter of fiscal 2003, compared with 5.6% for the same period last year. Both the average wholesale cost and average wholesale sales price declined compared with the first quarter of fiscal 2002; however, the decrease in the average wholesale sales price was less than the decrease in the average wholesale cost.

Other Gross Profit Margin.    The gross profit margin for other sales and revenues was 66.5% in the first quarter of fiscal 2003, compared with 68.1% for the same period last year.

Selling, General and Administrative Expenses

The selling, general and administrative expense ratio for CarMax increased to 6.8% of sales in the first quarter of fiscal 2003 from 6.7% of sales for the same period last year. The higher expense ratio in this year’s first quarter compared with last year’s first quarter reflects expenses associated with geographic expansion and $1.9 million of one-time separation costs, partly offset by increased income from financing.

Finance Income.    For the first quarter of fiscal 2003 and 2002, pretax finance income, which is recorded as a reduction to selling, general and administrative expenses, was as follows:

	Three Months Ended May 31,
(Amounts in millions)	2002	2001
Securitization income	$23.3	$18.4
Payroll and fringe expenses	1.7	1.3
Other direct expenses	1.7	1.4

Finance operation income	19.9	15.7
Third-party financing fees	4.2	3.8

Total finance income	$24.1	$19.5

Receivables generated by the CarMax finance operation are sold through securitization transactions. CarMax continues to service these receivables in exchange for a contractually specified servicing fee. For the quarter ended May 31, 2002, serviced receivables averaged $1.56 billion compared with $1.28 billion for the quarter ended May 31, 2001.

Securitization income includes gains on sale of receivables and other income related to servicing these receivables. CarMax recorded gains on sale of receivables totaling $15.6 million for the quarter ended May 31, 2002, compared with gains of $13.1 million for the quarter ended May 31, 2001. This change resulted from an increase in loan origination volume driven by increased sales. In recording these gains, management estimates key assumptions such as finance charge income, default rates, payment rates and discount rates appropriate for the type of asset and risk. If these assumptions change, or the actual results differ from the projected results, securitization income would be affected.

Direct expenses include collection expenses, rent and facility expenses and loan processing costs. Payroll, fringes and other direct expenses increased proportionately to the average managed receivable balance. Finance operation income does not include any allocation of indirect costs or income. Examples of indirect costs not included are corporate expenses such as human resources, administrative services, marketing, information systems, accounting, legal, treasury and executive payroll as well as retail store expenses.

Fees received from arranging customer automobile financing through third parties increased by $0.4 million over the same period last year. The increase was a result of the total increase in retail vehicle sales.

Interest Expense

Interest expense for CarMax declined to $1.0 million for the first quarter of fiscal 2003 from $2.6 million in the same period last year, reflecting both lower average debt levels and lower interest rates.

Income Taxes

The effective income tax rate increased to 39.5% for the first quarter of fiscal 2003 from 38.0% for the first quarter of fiscal 2002. The increase reflects the $1.9 million of one-time, non-tax-deductible costs associated with the proposed separation of CarMax from Circuit City Stores, Inc.

Net Earnings

CarMax’s first quarter fiscal 2003 net earnings rose 10% to $29.2 million from $26.6 million in the first quarter of fiscal 2002. First quarter fiscal 2003 earnings include $1.9 million of one-time, non-tax-deductible costs associated with the proposed separation of CarMax from Circuit City Stores. Excluding the one-time separation costs, net earnings increased 17% to $31.1 million.

Operations Outlook

For more than two years, CarMax has demonstrated that its consumer offer and business model can produce strong sales and earnings growth. At the beginning of fiscal 2002, CarMax announced that it would resume geographic growth, opening two superstores in fiscal 2002, four to six superstores in fiscal 2003 and six to eight stores in each of fiscal years 2004, 2005 and 2006. This expansion is proceeding as planned with four or five more used-car superstores scheduled to open during the second half of fiscal year 2003 following the opening of one superstore in the first quarter.

Comparable store used-unit sales growth drives CarMax’s profitability. CarMax currently anticipates that comparable store used-unit growth will most likely be in the high-single to low-double digits in the first half of fiscal 2003. For the second half of the fiscal year, CarMax continues to expect used-unit comparable store growth in the high-single to low-double digits.

CarMax anticipates that its net earnings for fiscal 2003 will be approximately 13% to 19% higher than net earnings for fiscal 2002, excluding the non-recurring costs of separation, which are not tax deductible and are estimated to be approximately $8 million. CarMax expects fiscal 2003 to be a year of transition as it ramps up the growth pace. Additional growth-related costs, such as training, recruiting and employee relocation for new stores, and additional expenses expected in the second half if the planned separation is approved will moderate earnings growth, offsetting the expense leverage CarMax would otherwise expect from used-unit comparable store growth. In addition, CarMax had anticipated that interest rates would rise above the low levels experienced in fiscal 2002 resulting in reduced yield spreads from the CarMax finance operation throughout fiscal 2003. If the current favorable interest rate environment continues, CarMax may not experience the reduction in yield spreads that it originally anticipated.

Financial Condition—Three Months Ended May 31, 2002 and 2001

Liquidity and Capital Resources

Operating Activities.    In the first quarter of fiscal 2003, CarMax generated cash from operating activities of $9.1 million. In last year’s first quarter, CarMax used cash of $19.1 million for operating activities. The improvement was primarily the result of CarMax’s enhanced ability to better manage its inventory levels to meet sales demands.

Investing Activities.    Net cash used in investing activities was $28.5 million in the first quarter of fiscal 2003, compared with $3.3 million in the first quarter of last year. The increase of $25.2 million reflects capital expenditures for geographic expansion.

Financing Activities.    Net cash provided by financing activities was $77.5 million in the first quarter of fiscal 2003, compared with $24.1 million in the first quarter of last year. In the first quarter of fiscal 2003, CarMax entered into a $200 million credit agreement with DaimlerChrysler Services North America, LLC and Toyota Financial Services. This agreement, which is secured by vehicle inventory, includes a $100 million revolving loan commitment and a $100 million term loan commitment. The terms for both commitments are LIBOR-based and have initial two-year terms. As of May 31, 2002, the amount outstanding under this credit agreement was $100 million. CarMax anticipates that some of the proceeds from the agreement will be used for the repayment of allocated debt, the payment on the separation date of a one-time special dividend to Circuit City Stores of $28.4 million, the payment of transaction expenses incurred in connection with the separation and general corporate purposes.

In December 2001, CarMax entered into an $8.5 million secured promissory note in conjunction with the purchase of land for new store construction. This note, which is payable in August 2002, was included in short- term debt as of May 31, 2002.

At May 31, 2002, Circuit City Stores had a $100 million outstanding term loan due in July 2002, which was classified as a current liability. Although Circuit City Stores has the ability to refinance this debt, Circuit City Stores intends to repay it using existing working capital.

At May 31, 2002, Circuit City Stores allocated cash and cash equivalents of $61.4 million and debt of $165.1 million to CarMax. Circuit City Stores maintains a $150 million unsecured revolving credit facility that expires on August 31, 2002. Circuit City Stores does not anticipate renewing this facility. Circuit City Stores also maintains $195 million in committed seasonal lines of credit that are renewed annually with various banks. At May 31, 2002, total balances of $2.4 million were outstanding under these facilities.

At May 31, 2002, the aggregate principal amount of securitized automobile loan receivables totaled $1.61 billion. During the second quarter of fiscal 2003, CarMax completed an asset securitization transaction totaling $512.6 million of automobile loan receivables. At May 31, 2002, the unused capacity of the automobile loan variable funding program was $115.0 million. At May 31, 2002, there were no provisions providing recourse to Circuit City Stores for credit losses on the securitized automobile loan receivables. CarMax anticipates that it will be able to expand or enter into new securitization arrangements to meet the future needs of the automobile loan finance operation.

CarMax expects that proceeds from the credit agreement secured by vehicle inventory, sale-leaseback transactions and cash generated by operations will be sufficient to fund capital expenditures of the CarMax business for the foreseeable future.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, “Goodwill and Other Intangible Assets,” effective for fiscal years beginning after December 15, 2001. Under the provisions of SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but instead are subject to annual impairment tests in accordance with the pronouncement. Other intangible assets that are identified to have finite useful lives continue to be amortized in a manner that reflects the estimated decline in the economic value of the intangible asset and are subject to review when events or circumstances arise which indicate impairment. Application of the nonamortization provisions of SFAS No. 142 in fiscal 2003 did not have a material impact on the financial position, results of operations or cash flows of CarMax. During fiscal 2003, CarMax will perform the first of the required impairment tests of goodwill and indefinite-lived intangible assets, as outlined in the pronouncement. Based on preliminary estimates, as well as ongoing periodic assessments of goodwill, CarMax does not expect to recognize any material impairment losses from these tests.

In August 2001, the FASB issued SFAS No. 143, “Accounting For Asset Retirement Obligations.” This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period incurred. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. CarMax has not yet determined the impact, if any, of adopting this standard.

On March 1, 2002, CarMax adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The adoption of SFAS No. 144 did not have a material impact on CarMax’s financial position, results of operations or cash flows.

Market Risk

Receivables Risk

Circuit City Stores manages the market risk associated with the automobile installment loan portfolio of CarMax’s finance operation. A portion of this portfolio has been securitized in transactions accounted for as sales in accordance with SFAS No. 140 and, therefore, is not presented on the CarMax balance sheets.

Automobile Installment Loan Receivables.    At May 31, 2002, and February 28, 2002, all loans in the portfolio of automobile loan receivables were fixed-rate installment loans. Financing for these automobile loan receivables is achieved through asset securitization programs that, in turn, issue both fixed- and floating-rate securities. Interest rate exposure relating to floating rate securitizations is managed through the use of interest rate swaps. Receivables held for investment or sale are financed with working capital.

The total principal amount of receivables securitized or held for investment or sale as of May 31, 2002, and February 28, 2002, was as follows:

(Amounts in millions)	May 31	Feb. 28
Fixed-rate securitizations	$979	$1,122
Floating-rate securitizations synthetically altered to fixed	634	413
Floating-rate securitizations	1	1
Held for investment (1)	18	12
Held for sale	3	2

Total	$1,635	$1,550

(1)	Held by a bankruptcy-remote special purpose subsidiary.

Interest Rate Exposure.    Interest rate exposure relating to the securitized automobile loan receivables represents a market risk exposure that Circuit City Stores manages with matched funding and interest rate swaps matched to projected payoffs. CarMax does not anticipate significant market risk from swaps because they are used on a monthly basis to match funding costs to the use of the funding. Market risk is the exposure created by potential fluctuations in interest rates. Generally, changes only in interest rates do not have a material impact on CarMax’s results of operations.

Credit risk is the exposure to nonperformance of another party to an agreement. Credit risk is mitigated by dealing with highly rated bank counterparties. The market and credit risk associated with financial derivatives are similar to those relating to other types of financial instruments. Refer to Note 11 to the CarMax, Inc. consolidated financial statements and Note 6 to the CarMax, Inc. consolidated unaudited interim financial statements in Annex D for a description of these items.

Forward-Looking Statements

CarMax statements that are not historical facts, including statements about management’s expectations for fiscal year 2003 and beyond, are forward-looking statements and involve various risks and uncertainties. Many of these risks and uncertainties are the same as those applicable to the business of the CarMax group. For a description of risks and uncertainties applicable to the business of the CarMax group, please refer to “Special Note Regarding Forward-Looking Statements” on page 153.

CarMax Management

Directors and Officers

The following table sets forth information as to persons who serve or who are expected to serve as CarMax directors and executive officers immediately following the separation. CarMax’s board of directors will be comprised of seven directors, divided into three classes. It is expected that William R. Tiefel and Jeffrey E. Garten will be Class 1 directors, with a term expiring at the annual meeting of shareholders to be held in 2003, Richard L. Sharp, Hugh G. Robinson, and Keith D. Browning will be Class 2 directors, with terms expiring at the annual meeting of shareholders to be held in 2004, and W. Austin Ligon and John W. Snow will be Class 3 directors, with terms expiring at the annual meeting of shareholders to be held in 2005.

Mr. Robinson and Mr. Snow are current directors of Circuit City Stores, Inc. and are expected to serve as directors of CarMax, Inc. At the time of separation, these directors would resign from the Circuit City Stores board of directors. Mr. Sharp is expected to serve as the Chairman of the Board and a director of CarMax. Mr. Sharp was the Chairman of the Board and a director of Circuit City Stores. His term expired at the June 2002 Circuit City Stores annual meeting and he declined to stand for reelection. In addition, Mr Ligon is expected to serve as Chief Executive Officer and Mr. Browning is expected to serve as Secretary following the separation.

Name	Age	Title
Executive Officers:
W. Austin Ligon	51	President
Thomas J. Folliard	37	Executive Vice President, Store Operations
Keith D. Browning	49	Executive Vice President, Chief Financial Officer
Michael K. Dolan	53	Senior Vice President, Chief Information Officer
Joseph S. Kunkel	39	Senior Vice President, Marketing and Strategy

Director Nominees:
Jeffrey E. Garten	55	Dean of The Yale School of Management
Hugh G. Robinson	69	Chairman and Chief Executive Officer, The Tetra Group
Richard L. Sharp	55	Former Chairman of the Board, Circuit City Stores, Inc.
John W. Snow	62	Chairman, President and Chief Executive Officer, CSX Corporation
William R. Tiefel	68	Chairman Emeritus, Ritz-Carlton Hotel Company

Mr. Ligon joined Circuit City Stores in 1990 as Vice President of Corporate Planning and was named Senior Vice President in 1991. Along with Richard L. Sharp, Circuit City Stores’ former Chairman, Mr. Ligon was the co-developer of the CarMax concept and has been integrally involved in the leadership of the business since its inception. He was named President of CarMax in 1995 and led CarMax during the initial offering of the CarMax Group Common Stock in 1997. Mr. Ligon came to Circuit City Stores from Marriott Corporation where he was Senior Vice President of Strategic Planning for Marriott Hotels and Resorts. Mr. Ligon has served as a director of CarMax since January 2, 1997 and will continue to serve as a director after the separation.

Mr. Folliard joined CarMax in 1993 as Senior Buyer and became Director of Purchasing in 1994. Mr. Folliard was promoted to Vice President of Merchandising of CarMax in 1996, Senior Vice President of Store Operations in July 2000, and Executive Vice President of Store Operations in April 2001. He was responsible for the design and development of the unique CarMax purchasing process, the buyer training program and in-store wholesale auction system.

Mr. Browning joined Circuit City Stores in 1982. He was Controller for the West Coast division from 1984 to 1987. He was appointed Assistant Controller for Circuit City Stores in 1987, was promoted to Corporate Controller in 1990 and was made a Vice President of Circuit City Stores in 1992. Mr. Browning had extensive experience with the rollout of the Circuit City Stores concept, beginning with the initial Circuit City Superstore rollout for the West Coast division. Mr. Browning joined CarMax in early 1996 and has been involved in the development of accounting procedures, systems and internal controls for CarMax since its inception. Mr. Browning was named Executive Vice President in April 2001. Mr. Browning has served as a director of CarMax since January 2, 1997 and will continue to serve as a director after the separation.

Mr. Dolan joined CarMax in 1997 as Vice President and Chief Information Officer. Mr. Dolan was named Senior Vice President in April 2001. Mr. Dolan had prior executive experience in information systems with H.E.B. Stores, a privately held grocery retailer, where he was Vice President and Chief Information Officer.

Mr. Kunkel joined CarMax in 1998 as Vice President, Marketing and Strategy. Mr. Kunkel was named Senior Vice President in April 2001. Prior to joining CarMax, Mr. Kunkel was President of Wholesome Kidfoods, Inc. Mr. Kunkel was previously a Senior Manager with McKinsey and Company.

Mr. Garten has been Dean of the Yale School of Management since 1995. Mr. Garten was Undersecretary of Commerce for International Trade from 1993 to 1995, and previously spent 13 years in investment banking with Lehman Brothers and the Blackstone Group. He is a director of Aetna Corporation, Calpine Corporation and Credit Suisse Asset Management.

Mr. Robinson has been Chairman and Chief Executive Officer of The Tetra Group, a consulting firm that provides construction management and business development services, since 1989. Mr. Robinson is a retired Major General from the United States Army. He is a director of A.H. Belo Corporation, TXU Electric Company and Imco Recycling, Inc. He has been a director of Circuit City Stores since 1995.

Mr. Sharp joined Circuit City Stores as an Executive Vice President in 1982. He was President of Circuit City Stores from 1984 to 1997, Chief Executive Officer from 1986 to 2000 and Chairman of the Board from 1994 to June 2002. He is a director of Flextronics International, Ltd. and was a director of Circuit City Stores from 1983 to June 2003.

Mr. Snow has been Chairman, President and Chief Executive Officer of CSX Corporation, a transportation company, since 1991. He is a director of Johnson & Johnson, Verizon Communications Inc. and United States Steel Corporation. He has been a director of Circuit City Stores since 1996.

Mr. Tiefel is Chairman Emeritus of Ritz-Carlton Hotel Company. Mr. Tiefel joined Marriott Corporation in 1961. He was named President of Marriott Hotels and Resorts in 1989, President of Marriott Lodging in 1993 and Vice-Chairman of Marriott International and Chairman of Ritz-Carlton Hotel Company in 1998. He is a director of Bulgari Hotels and Resorts.

W. Alan McCollough, Michael T. Chalifoux and Philip J. Dunn currently serve as directors of CarMax and Mr. Chalifoux also serves as Secretary of CarMax. Messrs. McCollough, Chalifoux and Dunn will resign these positions effective upon the separation.

Committees of the Board of Directors

Shortly after the separation, CarMax’s board of directors intends to establish an audit committee, a compensation and personnel committee and a nominating and governance committee. In addition, CarMax’s board, by resolution, may from time to time establish other committees of the board, consisting of one or more of its directors. Any committee so established will have the powers delegated to it by resolution of the board, subject to applicable law.

Director Compensation

Currently, all of CarMax’s directors are also CarMax or Circuit City Stores employees and do not receive compensation for their service on the board of directors. After the separation, directors who are not employees will receive a combination of equity-based and cash compensation. The cash portion of the annual retainer will be $28,500, with committee chairmen receiving an additional $2,500. Committee and board meeting attendance fees of $1,500 per meeting will be paid. The non-employee directors’ equity-based compensation will be comprised of a stock grant with a fair market value at the date of grant of $10,000 and a stock option grant with a value as of the date of grant (based on the Black-Scholes method) of $43,300. Non-employee directors will have the right to defer the receipt of compensation under a CarMax deferred compensation plan.

Executive Compensation

The following table sets forth information relating to compensation for the CarMax chief executive officer and its four other most highly compensated executive officers for the fiscal year ended February 28, 2002. These executive officers are collectively referred to as CarMax’s “named executive officers.”

At the completion of the separation, the options and other employee benefits of the CarMax named executive officers will be subject to adjustment to reflect the effect of the separation. See “Circuit City Stores’ Relationship with CarMax after the Separation—Agreements between Circuit City Stores and CarMax Relating to the Separation—Employee Benefits Agreement.” See also “Proposal One: The CarMax Separation Proposal— Employee Benefits and Compensation Matters—Employment Agreements and Change-In-Control Agreements” for a description of employment agreements with CarMax’s executive officers.

Summary Compensation Table

	Fiscal Year	Annual Compensation		Long-term Compensation Awards
Name and Principal Position		Salary $	Bonus $	Securities Underlying Options #
W. Austin Ligon	2002	603,653	562,500	175,000
President	2001	545,488	412,500	70,000
	2000	489,615	371,250	100,000
Thomas J. Folliard	2002	371,461	285,000	85,000
Executive Vice President Store Operations
Keith D. Browning	2002	335,769	262,500	85,000
Executive Vice President and Chief Financial Officer
Michael K. Dolan	2002	321,361	173,250	75,000
Senior Vice President and Chief Information Officer
Joseph S. Kunkel	2002	303,615	165,375	70,000
Senior Vice President Marketing and Strategy

Option Grants in Last Fiscal Year

The table below sets forth for the fiscal year ended February 28, 2002, the grants of CarMax Group Common Stock options to the named executive officers.

	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees	Exercise Price (1)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
					5%	10%
W. Austin Ligon	175,000	10.61%	$4.885	3/1/2008	$345,558	$807,624
Thomas J. Folliard	85,000	5.15%	$4.885	3/1/2008	$167,842	$392,275
Keith D. Browning	85,000	5.15%	$4.885	3/1/2008	$167,842	$392,275
Michael K. Dolan	75,000	4.55%	$4.885	3/1/2008	$148,096	$346,125
Joseph S. Kunkel	70,000	4.24%	$4.885	3/1/2008	$138,223	$323,050

(1)	The exercise price for all of the options is the fair market value of the CarMax Group Common Stock on the date of grant.

Aggregated Option Exercises in Last Fiscal Year and Year-End Option Values

The following table sets forth information concerning CarMax Group Common Stock option exercises and fiscal year-end option values as of February 28, 2002 for the CarMax named executive officers.

	Number of Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at February 28, 2002		Value of Unexercised Options at February 28, 2002
			Exercisable	Unexercisable	Exercisable	Unexercisable
W. Austin Ligon	0	$0	67,500	277,500	$1,472,375	$6,172,875
Thomas J. Folliard	400,000	$5,457,480	36,250	158,750	$811,119	$3,566,569
Keith D. Browning	400,000	$7,369,730	18,750	116,250	$415,156	$2,585,306
Michael K. Dolan	0	$0	127,500	162,500	$2,254,325	$3,612,375
Joseph S. Kunkel	0	$0	71,125	118,375	$1,382,914	$2,643,169

Pension Plans

The CarMax named executive officers participate in the CarMax defined benefit pension plan. As of the close of business on February 28, 2002, the Circuit City Stores pension plan transferred the assets and liabilities attributable to all CarMax employees and retirees under the Circuit City Stores pension plan into a newly established CarMax pension plan. The assets and liabilities attributable to Circuit City Stores employees and retirees remained in the Circuit City Stores pension plan. The benefits provided under the CarMax pension plan “mirror” the Circuit City Stores pension plan to the extent possible. See “Circuit City Stores’ Relationship with CarMax after the Separation—Agreements between Circuit City Stores and CarMax Relating to the Separation—Employee Benefits Agreement.” As of the date of the separation, CarMax will become the sponsor of the CarMax pension plan. The following table illustrates estimated annual retirement benefits that CarMax anticipates will be payable under the CarMax pension plan to persons in specified compensation and years of service classifications calculated as a straight life annuity with no Social Security or other offsets.

Highest Consecutive Five-Year Average Compensation	Estimated* Annual Pension for Representative Years of Credited Service
	15	20	25	30	35
$700,000	153,654	204,872	256,090	307,308	358,526
$800,000	176,154	234,872	293,590	352,308	411,026
$900,000	198,654	264,872	331,090	397,308	463,526
$1,000,000	221,154	294,872	368,590	442,308	516,026
$1,100,000	243,654	324,872	406,090	487,308	568,526
$1,200,000	266,154	354,872	443,590	532,308	621,026
$1,300,000	288,654	384,872	481,090	577,308	673,526
$1,400,000	311,154	414,872	518,590	622,308	726,026
$1,500,000	333,654	444,872	556,090	667,308	778,526

*
For 2002, the Internal Revenue Code limit on the annual retirement benefits that may be paid from the pension plan was $160,000 and the limit on the amount of compensation that may be recognized by the pension plan was $200,000. The maximum benefit payable under the Benefit Restoration Plan as described on page 49 is $400,000 in 2002. The benefits shown on this table have not been limited by these caps.

The CarMax pension plan will cover employees who satisfy certain age and service requirements. Benefits will be based on a designated percentage of the average of compensation for the five highest of the last 10 consecutive years of employment, weighted according to years of credited service, and integrated with Social Security covered compensation. Years of credited service will include years of employment with Circuit City Stores before the date of the separation. For CarMax pension plan purposes, compensation of participants will include base pay, bonuses, overtime and commissions and exclude amounts realized under any employee stock purchase plan or stock incentive plan. For CarMax pension plan purposes, compensation for those individuals listed in the Summary Compensation Table is substantially the same as the amounts listed under the Salary and Bonus headings.

For purposes of the CarMax pension plan, credited years of past and future service will be 25 years for Mr. Ligon; 37, for Mr. Folliard; 35, for Mr. Browning; 17, for Mr. Dolan; and 30, for Mr. Kunkel at age 65.

To maintain compensation competitiveness and to create a retirement program that restores benefits for CarMax’s more senior executives who are affected by Internal Revenue Code limits on benefits provided under the CarMax pension plan, CarMax plans to implement a retirement benefit restoration plan. Subject to an annual limit, the benefit restoration plan and the Pension Plan together would provide benefits to all employees affected by the Internal Revenue Code limits at approximately the same percentage of compensation as for other employees. CarMax expects that the CarMax named executive officers will participate in this plan.

INFORMATION ABOUT CIRCUIT CITY STORES AFTER THE SEPARATION

After the separation, the Circuit City consumer electronics business and its related operations will be the entire business of Circuit City Stores.

The Circuit City Business

Overview

Circuit City’s consumer electronics business is a leading national retailer of brand-name consumer electronics, personal computers and entertainment software. Circuit City sells video equipment, including televisions, digital satellite systems, DVD players, video cassette recorders, camcorders and cameras; audio equipment, including home and portable audio systems and compact disc players; mobile electronics, including car audio, video and security systems; home office products, including personal computers, printers, peripherals, software and facsimile machines; entertainment software, including video games, DVD movies and music; and other consumer electronic products, including wireless phones and corded and cordless telephones and accessories. During fiscal 2001, Circuit City exited the major appliance business. As of June 30, 2002, Circuit City operated 603 Circuit City Superstores in 159 markets throughout the United States and 18 Circuit City Express mall stores. Circuit City has established a presence in virtually all of the nation’s top 100 markets and expects to continue adding to the existing store base as attractive market opportunities arise. For a discussion of the operations outlook for the Circuit City business, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Circuit City Stores Inc.—Operations Outlook—Circuit City Group” on page 147 .

Operating Procedures; Merchandising

Each Circuit City store location follows detailed operating procedures and merchandising programs. Included are procedures for inventory maintenance, customer relations, store administration, merchandise display, store security and the demonstration and sale of products. Most merchandise is supplied directly to the stores from one of Circuit City’s seven automated distribution centers, which are strategically located around the country, and from a centrally located automated entertainment software distribution center. Circuit City’s operating regions use a centralized buying organization. The central buying staff reduces costs by purchasing in large volumes and structuring a sound basic merchandising program. Circuit City’s merchandising strategy emphasizes a broad selection of products, including the industry’s newest technologies, and a wide range of prices. Merchandise mix and displays are controlled centrally to help ensure a high level of consistency from store to store. Merchandise pricing varies by market to reflect local competitive conditions.

Suppliers

During fiscal 2002, Circuit City’s 10 largest suppliers accounted for approximately 68% of merchandise purchased. Circuit City’s major suppliers include Sony Electronics, Hewlett Packard, Compaq Computer Corporation, Panasonic, JVC Company of America, Thomson Multimedia, Inc., Hitachi America, Ltd., Toshiba, Philips Consumer Electronics and Universal Music and Video Distribution. Brand-name advertised products are sold by all of the Circuit City retail locations. Circuit City has no significant long-term contracts for the purchase of merchandise.

Advertising

Circuit City’s business relies on considerable amounts of advertising to maintain high levels of consumer awareness. Advertising expenditures from continuing operations were 3.8% of net sales and operating revenues in fiscal 2002, 4.0% of net sales and operating revenues in fiscal 2001 and 3.7% of net sales and operating revenues in fiscal 2000. The Circuit City business is generally one of the largest newspaper advertisers in the markets that it serves. Circuit City uses multi-page vehicles and run-of-press newspaper advertisements, network and cable television advertising, magazine advertising, direct mail and interactive media. The multi-page vehicles provide an extensive presentation of the broad selection of products and price ranges Circuit City carries. As part of its competitive strategy, Circuit City advertises low prices and provides customers with a low-price guarantee. For every product that Circuit City sells, with some restrictions, we will meet any advertised price from a local store stocking the same new item. In most cases, if a customer finds a lower advertised price, including Circuit City’s own sale price, within 30 days, Circuit City will refund the difference plus 10% of the difference to the customer.

Competition

The consumer electronics industry is highly competitive. Circuit City’s competitors include large specialty, discount or warehouse retailers as well as local, regional and non-brick-and-mortar retailers. Circuit City uses service, selection and pricing to differentiate its stores from the competition. As part of Circuit City’s competitive strategy, the Circuit City Superstores offer a broad selection of brand-name merchandise. Professionally trained sales counselors, convenient credit options, factory-authorized product repair, home delivery, installation centers for automotive electronics, exchange and no-lemon policies and extended warranties reflect a strong commitment to customer service. Circuit City strives to maintain highly competitive prices and offers customers a low-price guarantee.

Employees; Training

Circuit City Superstores are staffed with commissioned and hourly sales associates; sales support personnel such as customer service associates, merchandise specialists and stockpersons; a store manager; one or more sales managers, an operations manager and one or more customer service managers. At June 30, 2002, Circuit City had 28,111 hourly and salaried employees and 11,587 employees who worked on a commission basis. None of these employees are subject to a collective bargaining agreement. Additional personnel are employed during peak selling seasons.

Store associates receive continuous training delivered by customized Web-based interactive courses, supported with in-store mentoring. Courses include product knowledge with an emphasis on new technology, customer service and store operations. Associates also receive online tutoring with links to vendor Web sites for additional resources. Management training programs are designed to prepare future leaders and include Web-based training, in-store activities, online tutoring and classroom instruction.

Consumer Credit

Because consumer electronics and personal computers represent relatively large purchases for the average consumer, Circuit City’s business is affected by consumer credit availability, which varies with the state of the economy and the location of a particular store. In fiscal 1991, Circuit City established a credit card finance operation to issue a private-label credit card. In fiscal 2002, approximately 15% of Circuit City’s total sales were made through its private-label credit card and approximately 50% through third-party credit sources. The finance operation’s credit extension, customer service and collection operations are fully automated with state-of-the-art technology to maintain a high level of profitability and customer service. The credit card finance operation also manages a MasterCard and Visa bankcard portfolio. Receivables generated by both the private-label credit card and bankcard programs are financed through asset securitization programs. In June 2002, Circuit City began offering a co-branded Circuit City/Visa credit card issued by its finance operation.

E-commerce

Circuit City’s e-Superstore Web site provides broad product selection, convenient purchase and delivery options and in-depth product comparison information. Internet customers can check the inventory of up to three Circuit City Superstores in nearby locations, in addition to the in-stock availability from the e-Superstore. The Web site inventory is also accessible from any store location. Products can be shipped through the e-Superstore for normal shipping charges or they can be picked up using the Express Pickup service at a local Superstore. Products purchased through the e-Superstore are shipped from an existing distribution center directly to the customer. Products purchased through the Web site can be serviced, exchanged or returned to any Circuit City Superstore location. In addition to Circuit City’s own Website, it has partnered with Amazon.com to offer electronic merchandise for immediate in-store pickup at Circuit City stores nationwide to shoppers on the Amazon.com Website.

Distribution

At June 30, 2002, Circuit City operated seven automated regional Circuit City electronics distribution centers, each designed to serve stores within a 500-mile range. These centers use conveyor systems and laser bar-code scanners to reduce labor requirements, prevent inventory damage and maintain inventory control. Circuit City also operates smaller distribution centers handling primarily larger non-conveyable electronics products. Circuit City believes that for most merchandise the use of the distribution centers enables it to distribute efficiently a broad selection of merchandise to its stores, reduce inventory requirements at individual stores, benefit from volume purchasing and maintain accounting control. Additionally, Circuit City operates an automated centralized entertainment software distribution center that serves all stores. Most of Circuit City’s store merchandise is distributed through its distribution centers, although it expects to add direct-to-store delivery in fiscal 2003 for key products where timely delivery to the store is critical to sales.

Service

Circuit City offers service and repairs for most of the hard goods it sells. Customers also are able to purchase extended warranties on most of the merchandise that it sells. Circuit City sells extended warranty programs on behalf of unrelated third parties that are the primary obligors. Under these programs, Circuit City has no contractual liability to the customer. In states where third-party warranty sales are not permitted, a warranty is sold for which Circuit City is the primary obligor. During fiscal 2001, Circuit City initiated the Replacement Protection Plan (RPP), a third-party program, which covers various types of electronics merchandise, including some types of TVs, VCRs, MP3 players and Mini Disc players. If the customer purchases an RPP, the customer can return the defective merchandise during the plan period and receive a check for the original purchase price of the merchandise, plus any shipping and handling.

Circuit City Stores Management

The table below sets forth the executive officers of Circuit City Stores, Inc.:

Name	Age	Office
W. Alan McCollough	52	Chairman, President and Chief Executive Officer
Michael T. Chalifoux	55	Executive Vice President, Chief Financial Officer and Corporate Secretary
John W. Froman	48	Executive Vice President, Chief Operating Officer
Kim D. Maguire	46	Executive Vice President, Merchandising
Ann-Marie Austin-Stephens	43	Senior Vice President, Store Innovation and Development
Dennis J. Bowman	48	Senior Vice President and Chief Information Officer
W. Stephen Cannon	50	Senior Vice President and General Counsel
Fiona P. Dias	36	Senior Vice President, Marketing
Philip J. Dunn	49	Senior Vice President, Treasurer and Controller
W. Austin Ligon*	51	Senior Vice President, Automotive
Gary M. Mierenfeld	51	Senior Vice President, Distribution and National Service
Jeffrey S. Wells	56	Senior Vice President, Human Resources and Training

*	After the separation, Mr. Ligon will no longer be an executive officer of Circuit City Stores, Inc.

CIRCUIT CITY STORES’ RELATIONSHIP WITH CARMAX AFTER THE SEPARATION

The specific terms and conditions of the separation are set forth in the separation agreement between Circuit City Stores and CarMax.

The CarMax group has been, and until the separation will be, a part of Circuit City Stores. As a result, in the ordinary course of CarMax’s business, the CarMax group incurs expenses in connection with miscellaneous corporate, legal, finance, planning, strategy, marketing, human resource, cash management, payment processing and other services, which expenses are either reimbursed by the CarMax group to Circuit City Stores or charged to the CarMax group as part of the general allocation of the Circuit City Stores consolidated corporate overhead expenses. Following the separation, the relationship between Circuit City Stores and CarMax will be governed by a number of agreements. These agreements include:

•	a tax allocation agreement,

•	an employee benefits agreement, and

•	a transition services agreement.

The material terms of the separation agreement and these other agreements are described below. The separation agreement, the tax allocation agreement, the employee benefits agreement and the transition services agreement have been filed as exhibits to the registration statement filed by CarMax of which this proxy statement/prospectus forms a part, and the summaries of these documents that follow are qualified in their entirety by reference to the full text of those documents, which are incorporated into this document by reference. For more information on how you can obtain copies of these documents, see “Where You Can Find More Information.”

Agreements between Circuit City Stores and CarMax Relating to the Separation

Separation Agreement

The separation agreement provides that, to the extent not previously transferred to CarMax, Circuit City Stores will transfer all of its remaining CarMax group assets to CarMax or to one of its subsidiaries before the redemption date. Similarly, to the extent not previously assumed by CarMax, CarMax or one of its subsidiaries will assume all of Circuit City Stores’ remaining CarMax group liabilities before the redemption date. CarMax has agreed to take each CarMax group asset and to assume and perform each CarMax group liability on an “as is, where is” basis, and Circuit City Stores has made no representations or warranties with respect to any aspect of the CarMax assets or the CarMax liabilities.

Other matters governed by the separation agreement are joint insurance arrangements, non-solicitation of employees, provision and retention of records, access to information and confidentiality, cooperation with respect to governmental filings, access to property, rights to corporate names and trademarks, control of ongoing litigation, and restrictions on competitive activities. In addition, the separation agreement provides that CarMax will pay to Circuit City Stores, in recognition of Circuit City Stores’ continuing contingent liability on 23 leases assigned by Circuit City Stores to a subsidiary of CarMax, a special dividend of approximately $28.4 million on the separation date.

Pursuant to the separation agreement, CarMax and its subsidiaries have agreed to indemnify Circuit City Stores and its affiliates, representatives and security holders for any losses arising out of any breach of the separation agreement, the tax allocation agreement, the transition services agreement, the employee benefits agreement, any instrument conveying any of the CarMax group assets or CarMax group liabilities to CarMax or any failure by CarMax to assume and perform any of the CarMax group liabilities. In addition, CarMax and its subsidiaries have agreed to indemnify Circuit City Stores and its affiliates and security holders for any losses arising out of any liability relating to the separation, redemption and distribution. CarMax has also agreed to indemnify Circuit City Stores against any liabilities relating to the business or financial information of CarMax included in this proxy statement/prospectus. Circuit City Stores and its subsidiaries have agreed to indemnify CarMax and its affiliates, representatives and security holders for any losses arising out of any breach of the separation agreement, the tax allocation agreement, the transition services agreement, the employee benefits agreement, any instrument conveying any of the CarMax group assets or CarMax group liabilities to CarMax or any failure by Circuit City Stores to perform any of the Circuit City group liabilities. Circuit City Stores has also agreed to indemnify CarMax against any liabilities relating to the business or financial information of Circuit City Stores included in this proxy statement/prospectus.

The separation agreement may be terminated and the redemption and distribution may be abandoned by Circuit City Stores’ board of directors, in its sole discretion, at any time before the first mailing of the notice of redemption to holders of CarMax Group Common Stock. After that time, the separation agreement may only be terminated upon the issuance by a governmental authority of an injunction or order prohibiting or preventing the consummation of the separation.

Tax Allocation Agreement

The tax allocation agreement governs Circuit City Stores’ and CarMax’s respective rights, responsibilities and obligations after the separation with respect to taxes for the periods ending on or before the separation. Generally, the tax allocation agreement provides that pre-separation taxes that are attributable to the business of one party will be borne solely by that party.

If the separation fails to qualify as a tax-free transaction to Circuit City Stores, among other possible tax consequences, Circuit City Stores would recognize taxable gain equal to the excess of the fair market value of the CarMax, Inc. common stock distributed in exchange for CarMax Group Common Stock over Circuit City Stores’ tax basis in such CarMax, Inc. common stock. Please see “Proposal One: The CarMax Separation Proposal—U.S. Federal Income Tax Consequences of the Separation” on page 44 for a more detailed discussion of the U.S. federal income tax consequences of the separation to Circuit City Stores and its shareholders. If the separation fails to qualify as a tax-free distribution because of some action of CarMax (including certain acquisitions of CarMax stock or assets), then under the tax allocation agreement, CarMax will be solely liable for any resulting corporate taxes to Circuit City Stores.

Under U.S. federal income tax laws, CarMax and Circuit City Stores are severally liable for all of Circuit City Stores’ federal income taxes attributable to the periods prior to and including the current taxable year of Circuit City Stores, which ends on February 28, 2003. This means that if Circuit City Stores fails to pay the taxes attributable to it under the tax allocation agreement for periods prior to and including the current taxable year of Circuit City Stores, CarMax may be responsible for these tax liabilities.

Employee Benefits Agreement

The employee benefits agreement will cover a wide range of compensation and benefit issues related to the separation. In general, Circuit City Stores is responsible before the separation for all employment and benefit-related obligations and liabilities of CarMax employees, Circuit City Stores employees transferred to CarMax in the separation, and their dependents and beneficiaries, except for liabilities transferred to CarMax under the employee benefits agreement. CarMax is responsible for these employment and benefit-related obligations and liabilities after the separation and for any other liabilities transferred to it under the employee benefits agreement. Circuit City Stores will continue to be responsible for the employment and benefit-related obligations and liabilities of Circuit City Stores employees following the separation. For purposes of this discussion, CarMax employees and Circuit City Stores employees transferred to CarMax in the separation both will be referred to as CarMax employees.

For a period up to one year following the separation, Circuit City Stores will assist CarMax in the administration of benefits for CarMax employees, including the administration of CarMax’s employee benefit plans and payroll processes. CarMax will reimburse Circuit City Stores for the cost of these services in the manner and in the amounts provided for in the transition services agreement.

After the separation, CarMax no longer will participate in Circuit City Stores’ employee benefit plans but will have established its own employee benefit plans that are substantially similar to the plans sponsored by Circuit City Stores prior to the separation. For more information, see “Proposal One: The CarMax Separation Proposal—Employee Benefits and Compensation Matters—New CarMax Benefit Plans” beginning on page 47. The following paragraphs briefly summarize the other provisions of the employee benefits agreement regarding this transition.

Employee Benefit Plans.    No later than the date of the separation, CarMax will assume sponsorship of the Retirement Plan of CarMax, Inc., which was established as described above under the caption “Proposal One: The CarMax Separation Proposal—Employee Benefits and Compensation Matters—New CarMax Benefit Plans—Pension Plan” on page 47 and certain other benefit plans. Any Circuit City Stores employee who is transferred to CarMax on or before February 28, 2003 and who has an accrued benefit under the Retirement Plan of Circuit City Stores, Inc. will have his or her accrued benefit transferred to the Retirement Plan of CarMax, Inc. as soon as possible after he or she becomes a CarMax employee. Circuit City Stores and CarMax also will transfer accounts for CarMax employees from the Circuit City Stores 401(k) Savings Plan to the CarMax, Inc. 401(k) Savings Plan, and CarMax will assume the sponsorship of and liability for the CarMax, Inc. 401(k) Savings Plan and all benefits payable under the plan. CarMax will ensure that all service, compensation, and other benefit-affecting determinations recognized under Circuit City Stores’ plans prior to the separation are fully recognized and credited under CarMax’s plans, except when duplicate benefits would result.

For employees who transfer between Circuit City Stores and CarMax after the separation and on or before February 28, 2003, Circuit City Stores and CarMax will mutually credit service recognized by the other under the terms of their employee benefit plans, except for benefit accruals under their pension plans, the treatment of which is described above. Circuit City Stores and CarMax also will provide coordinated coverage and benefits under health and welfare plans during this period for individuals who cease employment with Circuit City Stores and immediately become employees of CarMax, and for individuals who cease employment with CarMax and immediately become employees of Circuit City Stores.

As described under the caption “Proposal One: The CarMax Separation Proposal Employee Benefits and Compensation Matters—New CarMax Benefit Plans—Welfare Benefit Plans” on page 48, CarMax will implement health and welfare benefit plans that will provide benefits after the separation that are essentially identical to the benefits that CarMax employees currently receive. The employee benefits agreement contains transitional rules to ensure that CarMax employees’ coverage, costs and benefits are not adversely affected or duplicated in connection with the separation.

Executive and Other Benefits.    Circuit City Stores has entered into individual agreements with certain executives who are CarMax employees that establish the rights of the covered individuals to special executive compensation and benefits, such as supplemental pension benefits, deferred compensation, and severance agreements. Some of these individual agreements provide for the payment of compensation and benefits in the event of the covered individual’s termination of employment. CarMax will assume all liabilities and benefits under these individual agreements. The transfer of a CarMax employee or a Circuit City Stores employee to the other corporation in connection with the separation will not be deemed to be a termination for purposes of these agreements, the Circuit City Stores Supplemental Executive Retirement Plan, or other similar programs.

Prior to the separation, CarMax will adopt the CarMax Stock Incentive Plan, the CarMax Annual Performance-Based Bonus Plan, and the CarMax Supplemental Executive Retirement Plan, all of which will be substantially similar to the corresponding Circuit City Stores plan. CarMax will also assume the CarMax

Employee Stock Purchase Plan. The CarMax Stock Incentive Plan and the CarMax Performance-Based Bonus Plan are subject to approval of shareholders. For more information, see “Proposal Four: CarMax, Inc. 2002 Incentive Plan” beginning on page 53 and “Proposal Three: CarMax, Inc. Annual Performance-Based Bonus Plan” beginning on page 51.

In connection with the separation, Circuit City Stores will adjust options on Circuit City Group Common Stock held by Circuit City Stores employees under the 1994 Stock Incentive Plan to reflect the effect on the Circuit City Group Common Stock of the dividend of CarMax, Inc. common stock. This adjustment is described above under the caption “Employee Benefits and Compensation Matters.” Similarly, Circuit City Stores stock appreciation rights outstanding under the Circuit City Stores Stock Incentive Plans will be adjusted to reflect the effect of the dividend of CarMax, Inc. common stock. Options on CarMax, Inc. common stock held by CarMax employees will not be adjusted in connection with the separation and, after the separation, will be settled by CarMax pursuant to its Stock Incentive Plan. Additionally, the restricted shares of Circuit City Group Common Stock that are outstanding under the Circuit City Stores Stock Incentive Plans will receive the dividend of CarMax, Inc. common stock but will not otherwise be adjusted in connection with the separation. Circuit City Stores will hold the shares issued in the dividend of CarMax, Inc. common stock subject to the same restrictions that are applicable to the restricted shares of Circuit City Group Common Stock on which the dividend is paid.

CarMax will be responsible for determining all awards payable under the CarMax Annual Performance-Based Bonus Plan for the year of the separation and thereafter, including determining the extent to which the established performance criteria have been met and the payment level for employees who transferred from Circuit City Stores. CarMax also will be liable for any awards payable under the plan.

CarMax will implement the CarMax Employee Stock Purchase Plan as the successor to the 1997 Circuit City Stores, Inc. Employee Stock Purchase Plan for CarMax Group Employees. All amounts credited to CarMax employees’ accounts in the plan at the separation will be applied on the next exercise date following the separation toward the purchase of CarMax, Inc. common stock. The CarMax Employee Stock Purchase Plan will continue in effect following the separation.

All liabilities relating to CarMax employees under the Circuit City Stores Supplemental Retirement Plan will be transferred to the CarMax Supplemental Executive Retirement Plan. CarMax will assume all liabilities under the CarMax Supplemental Executive Retirement Plan and certain other nonqualified pension plans and arrangements for periods before and after the separation and will make all benefit payments to CarMax employees whenever required pursuant to the terms of the plans and arrangements.

Transition Services Agreement

Under the transition services agreement Circuit City Stores will provide the following services to CarMax:

•
Category I Services: human resources, cafeteria services, special technical services and purchasing of television advertising. The initial term for these services will be six months with two three month renewal options.

•	Category II Services: payroll, tax services, benefits administration and administrative services. The initial term for these services is twelve months with two six month renewal options.

•	Category III Services: computer center support and telecommunications. The initial term for these services is twenty-four months with four six-month renewal options.

CarMax will pay Circuit City Stores the allocable portion of all direct and indirect costs for providing these services plus 10%.

Except with respect to the Category III services, CarMax has a general obligation to use reasonable efforts to establish alternative sources for these services and CarMax may terminate any or all services for any reason upon ninety days’ notice to Circuit City Stores.

MARKET PRICE AND DIVIDEND INFORMATION FOR
CIRCUIT CITY GROUP COMMON STOCK AND CARMAX GROUP COMMON STOCK

The following table sets forth the intra-day high and low sale prices per share of the Circuit City Group Common Stock and CarMax Group Common Stock as quoted on the NYSE. The quarterly dividend data shown below applies to the Circuit City Group Common Stock for the applicable periods. No dividend data is shown for the CarMax Group Common Stock because no dividends have been paid on CarMax Group Common Stock.

	Circuit City Group Common Stock			CarMax Group Common Stock
	High	Low	Dividend	High	Low
Fiscal 2001
First Quarter	$65.19	$37.25	$.0175	$4.25	$1.56
Second Quarter	$56.63	$21.00	$.0175	$4.88	$2.63
Third Quarter	$28.25	$11.56	$.0175	$5.38	$3.38
Fourth Quarter	$19.90	$8.69	$.0175	$5.50	$3.69

Dividend Total			$.0700

Fiscal 2002
First Quarter	$16.85	$10.34	$.0175	$15.49	$4.70
Second Quarter	$20.25	$14.50	$.0175	$20.50	$11.50
Third Quarter	$17.84	$9.55	$.0175	$21.00	$9.20
Fourth Quarter	$31.40	$16.08	$.0175	$29.02	$19.35

Dividend Total			$.0700

Fiscal 2003
First Quarter	$24.59	$16.99	$.0175	$34.00	$24.91
Second Quarter (through July 31, 2002)	$23.41	$13.00	$.0175	$26.75	$14.70

On February 21, 2002, the last full trading day prior to Circuit City Stores’ public announcement of the separation, the closing price of the Circuit City Group Common Stock was $23.59 and the closing price of CarMax Group Common Stock was $28.51. On July 31, 2002, the closing price of the Circuit City Group Common Stock was $17.05 and the closing price of the CarMax Group Common Stock was $ 17.70.

As of July 22, 2002, there were 6,136 holders of record of Circuit City Group Common Stock and 389 holders of record of CarMax Group Common Stock.

BENEFICIAL OWNERSHIP OF CIRCUIT CITY GROUP COMMON STOCK
AND CARMAX GROUP COMMON STOCK

The following table sets forth beneficial ownership information as of March 18, 2002 for the Circuit City Group Common Stock and the CarMax Group Common Stock owned by:

•	the Circuit City Stores Chief Executive Officer and the four other most highly compensated officers of Circuit City Stores,

•	each director of Circuit City Stores,

•	directors and executive officers of Circuit City Stores as a group, and

•	each person who is known by Circuit City Stores to beneficially own more than 5% of the outstanding shares of Circuit City Group Common Stock or CarMax Group Common Stock.

Unless otherwise noted, each shareholder has sole voting power and sole investment power with respect to securities shown in the table below.

Name	Circuit City Group Option Shares Which May be Acquired Within 60 Days After March 18, 2002		Shares of Circuit City Group Common Stock Beneficially Owned as of March 18, 2002 (1)		Percent of Series		CarMax Group Option Shares Which May Be Acquired Within 60 Days After March 18, 2002	Shares of CarMax Group Common Stock Beneficially Owned as of March 18, 2002 (2)		Percent of Series
Circuit City Stores Named Executive Officers
W. Alan McCollough**	845,000		1,009,377	(3)	*		—	—		*
John W. Froman	147,500		263,433	(3)(4)	*		—	—		*
Michael T. Chalifoux**	447,500		670,683	(3)	*		—	—		*
Dennis J. Bowman	157,750		179,289	(3)	*		—	—		*
W. Austin Ligon***	—		26,388	(5)	*		128,750	1,363,250	(6)	3.7%

Directors
Carolyn H. Byrd	—		503		*		—	60		*
Richard N. Cooper	11,902		67,656		*		871	962		*
Barbara S. Feigin	12,774		20,227		*		871	871		*
James F. Hardymon	844		6,316		*		—	600		*
Robert S. Jepson, Jr.	8,034		39,042		*		895	986		*
Hugh G. Robinson	12,036		13,147		*		871	962		*
Paula G. Rosput	—		342		*		—	60		*
Mikael Salovaara	7,836		88,309	(7)	*		871	24,062	(8)	*
Richard L. Sharp	1,450,000	(9)	1,753,737		*		—	—		*
John W. Snow	11,902		18,510		*		871	962		*
Carolyn Y. Woo	—		594		*		—	66		*

All directors and executive officers as a group (23 persons)	3,665,328		4,881,272	(3)(10)	2.3%		134,000	1,392,841	(11)	3.7%

Beneficial Owners of More than 5%
Wellington Management Company, LLP	N/A		17,814,108	(12)	8.5%		N/A	N/A		N/	A
75 State Street Boston, MA 02109
Capital Research and Management Company 333 South Hope Street Los Angeles, CA 90071	N/A		20,465,000	(13)	9.8%		N/A	1,825,000	(14)	4.9%
Ronald Juvonen	N/A		N/A		N/	A	N/A	3,431,800	(15)	9.3%
c/o Downtown Associates, LLC 674 Unionville Road, Suite 105 Kennett Square, PA 19348
Orbis Holdings Limited 34 Bermudiana Road Hamilton HM11 Bermuda	N/A		N/A		N/	A	N/A	2,530,393	(16)	6.8%
FMR Corporation 82 Devonshire Street Boston, MA 02109	N/A		N/A		N/	A	N/A	2,098,010	(17)	5.7%
Stephen F. Mandel, Jr., Two Greenwich Plaza, Greenwich, CT 06830	N/A		N/A		N/	A	N/A	1,928,500	(18)	5.2%

*	Less than 1% of class, based on the total number of shares of Circuit City Group Common Stock and CarMax Group Common Stock outstanding on July 22, 2002.
**	Mr. McCollough and Mr. Chalifoux are also directors of Circuit City Stores, Inc.

***	After the separation, Mr. Ligon will no longer be an executive officer of Circuit City Stores, Inc.
(1)	Includes shares of Circuit City Group Common Stock that could be acquired through the exercise of stock options within 60 days after March 18, 2002.
(2)	Includes shares of CarMax Group Common Stock that could be acquired through the exercise of stock options within 60 days after March 18, 2002.
(3)
Includes restricted shares of Circuit City Group Common Stock as follows: Mr. McCollough 25,250; Mr. Froman 55,690; Mr. Chalifoux 20,250 and Mr. Bowman 9,355; and 71,332 awarded to other executive officers.

(4)	Includes 5,500 shares of Circuit City Group Common Stock held by Mr. Froman’s wife.
(5)	Includes 15,000 shares of Circuit City Group Common Stock held by Mr. Ligon’s wife. Mr. Ligon disclaims beneficial ownership of these shares.
(6)	Includes 50,700 shares of CarMax Group Common Stock held by Mr. Ligon’s children. Mr. Ligon disclaims beneficial ownership of these shares.
(7)	Includes 34,465 shares of Circuit City Group Common Stock held by Trewstar LLC. Mr. Salvovaara disclaims beneficial ownership of these shares.
(8)	Includes 23,100 shares of CarMax Group Common Stock held by Trewstar LLC. Mr. Salvovaara disclaims beneficial ownership of these shares.
(9)	As of May 31, 2002, Mr. Sharp had 775,500 stock options (including shares that cannot be acquired within 60 days) on shares of Circuit City Group Common Stock.
(10)	Beneficial ownership is disclaimed for a total of 40,365 shares.
(11)	Beneficial ownership is disclaimed for a total of 88,800 shares.
(12)
Information concerning the Circuit City Group Common Stock beneficially owned by Wellington Management Company, LLP (“Wellington”) as of December 31, 2001, was obtained from a Schedule 13G dated February 12, 2002. The filing indicates that of the 17,814,108 shares beneficially owned, Wellington has shared voting power for 10,957,830 shares and shared dispositive power for 17,814,108 shares. The filing indicates that Wellington is a parent holding company and may be deemed to beneficially own the 17,814,108 shares in its capacity as a registered investment adviser.

(13)
Information concerning the Circuit City Group Common Stock beneficially owned as of December 31, 2001, by Capital Research and Management Company was obtained from a Schedule 13G/A dated February 11, 2002. According to this filing, Capital Research and Management Company, an investment adviser registered under the Investment Advisers Act of 1940, has sole dispositive power for 20,465,000 shares, has no voting power for these shares and disclaims beneficial ownership of any shares.

(14)
Information concerning the CarMax Group Common Stock beneficially owned as of December 31, 2001, by Capital Research and Management Company was obtained from a Schedule 13G/A dated February 11, 2002. According to this filing, Capital Research and Management Company, an investment adviser registered under the Investment Advisers Act of 1940, has sole dispositive power for 1,825,000 shares, has no voting power for these shares and disclaims beneficial ownership of any shares.

(15)
Information concerning the CarMax Group Common Stock beneficially owned by Ronald Juvonen as of December 31, 2001, was obtained from a Schedule 13G/A dated February 8, 2002. According to this filing, the shares are held by Downtown Associates I, L.P.; Downtown Associates II, L.P.; Downtown Associates III, L.P.; Downtown Associates IV, L.P. and Downtown Foundations, L.P. (collectively, the “Downtown Funds”) and Ronald Juvonen individually. The general partner of the Downtown Funds is Downtown Associates, L.L.C. Ronald Juvonen, as the managing member of the general partner, has sole voting power and sole dispositive power with respect to the shares.

(16)
Information concerning the CarMax Group Common Stock beneficially owned by Orbis Holdings Limited (“Orbis Holdings”), a parent holding company, as of December 31, 2001, was obtained from a Schedule 13G/A dated February 14, 2002, filed by: Orbis Holdings, Orbis Asset Management Limited (“Orbis Asset”) and Orbis Investment Management Limited (“Orbis Investment”), an investment adviser. According to this filing, of the 2,530,393 shares beneficially owned: Orbis Holdings has shared voting and dispositive power for all of the shares, but disclaims beneficial ownership of these shares, Orbis Investment has shared voting and dispositive power for 2,350,000 shares but disclaims beneficial ownership of these shares and Orbis Asset has shared voting and dispositive power for 180,393 shares, but disclaims beneficial ownership of these shares. The filing indicates that Orbis Holdings, Orbis Investment and Orbis Asset may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.
(17)
Information concerning the CarMax Group Common Stock beneficially owned by FMR Corp. (“FMR”) as of December 31, 2001, was obtained from a Schedule 13G dated February 14, 2002. According to the Schedule 13G, FMR Corp. is a parent holding company and certain members of the family of Edward C. Johnson 3rd may be deemed members of a group that controls FMR. The Schedule 13G indicates that of the 2,098,010 shares beneficially owned: (i) 1,398,400 shares are beneficially owned by Fidelity Management & Research Company, a wholly owned subsidiary of FMR and a registered investment adviser (“Fidelity Research”); (ii) 480,510 shares are beneficially owned by Fidelity Management Trust Company, a wholly owned subsidiary of FMR Corp. and a bank which serves as investment manager for certain institutional accounts (“Fidelity Trust”); and (iii) 219,100 shares are beneficially owned by Fidelity International Limited (“Fidelity International”), a foreign-based subsidiary and investment adviser for certain institutional investors. FMR and Mr. Johnson have sole power to dispose of the shares beneficially owned by Fidelity Research and Fidelity Trust and sole power to vote the shares beneficially owned by Fidelity Trust. However, the trustees of the mutual funds managed by Fidelity Research have sole power to vote the shares that are beneficially owned by Fidelity Research. FMR and Fidelity International believe that they are not acting as a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and therefore believe that they are not otherwise required to attribute to each other the “beneficial ownership” of the securities “beneficially owned” by the other corporation within the meaning of Rule 13d-3 of the Exchange Act.

(18)
Information concerning the CarMax Group Common Stock beneficially owned by Stephen F. Mandel, Jr. as of March 18, 2002, was obtained from a Schedule 13G filed March 27, 2002. According to the Schedule 13G, Mr. Mandel, Jr., as the managing member of the general partner of certain limited partnerships that own CarMax Group Common Stock and as managing member of an entity whose client owns CarMax Group Common Stock, shares power to vote or dispose of shares directly owned as follows: (i) 69,426 shares owned by Lone Spruce, L.P.; (ii) 152,352 shares owned by Lone Balsam, L.P.; (iii) 127,281 shares owned by Lone Sequoia, L.P.; and (iv) 1,579,441 shares owned by Lone Pine Capital LLC. Each of Lone Spruce, Lone Balsam, Lone Sequoia and Lone Pine Capital has shared voting and shared dispositive power for the shares they hold.

OWNERSHIP OF CARMAX, INC. COMMON STOCK
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before the separation, all of the outstanding shares of CarMax, Inc. common stock are and will be held beneficially and of record by Circuit City Stores. The following table sets forth information concerning expected beneficial ownership of the CarMax, Inc. common stock after giving effect to the separation by:

•	each person or entity known to CarMax who will beneficially own more than 5% of the outstanding shares of CarMax, Inc. common stock;

•	each person who CarMax currently knows will be one of its directors or named executive officers at the time of the separation; and

•	as a group, all persons who CarMax currently knows will be its directors and executive officers at the time of the separation.

The following information:

•	assumes that each person or entity listed has the same beneficial ownership of CarMax group shares and Circuit City group shares on July 22, 2002 as on March 18, 2002;

•	gives effect to the separation for the percentage ownership information as if it had occurred on July 22, 2002;

•
in the case of percentage ownership information, assumes that immediately after the separation there are 103,038,028 shares of CarMax, Inc. common stock outstanding, which is the number that would have been outstanding if the separation had occurred on July 22, 2002;

•	reflects a redemption ratio of one share of CarMax, Inc. common stock for each share of CarMax Group Common Stock held by persons listed in the table below;

•	assumes a distribution ratio of 0.314 of a share of CarMax, Inc. common stock for each share of Circuit City Group Common Stock held on the distribution record date; and

•
gives effect to the conversion, at an assumed conversion ratio of one to one, of each option to purchase shares of CarMax Group Common Stock issued under employee stock incentive plans and outstanding on the date of the separation into an option on substantially the same terms to purchase shares of CarMax, Inc. common stock.

The actual number of shares of CarMax, Inc. common stock outstanding as of the date of the separation may differ to the extent that outstanding stock options are exercised between July 22, 2002 and the date of the separation and to the extent the assumed distributions and conversion ratios differ from the actual ratios.

Unless otherwise noted, CarMax believes each person or entity listed below has sole voting power and sole investment power with respect to securities shown in the table below.

Name	Number of Shares Beneficially Owned Immediately After Separation (1)		Percentage of Shares Beneficially Owned Immediately After Separation
Named Executive Officers
W. Austin Ligon**	1,371,536	(2)	1.3%
Thomas J. Folliard	269,740		*
Keith D. Browning**	278,793		*
Michael K. Dolan	274,688		*
Joseph S. Kunkel	116,665		*

Directors/Director Nominees
Jeffrey E. Garten	—		*
Hugh G. Robinson	1,311	(3)	*
Richard L. Sharp	95,373	(4)	*
John W. Snow	3,037	(5)	*
William R. Tiefel	—		*

All directors and executive officers as a group (10 persons)	2,411,143	(6)	2.3%

Beneficial Owners of More than 5%
Wellington Management Company, LLP	5,593,630	(7)	5.4%
Capital Research Management	8,251,010	(8)(9)	8.0%

*
Less than 1% of class, based on the total number of shares of CarMax, Inc. common stock that would have been outstanding immediately after the separation if the separation had occurred on July 22, 2002.

**	Mr. Ligon and Mr. Browning are also directors of CarMax, Inc.
(1)
Includes deemed shares of CarMax, Inc. common stock that could be acquired through the exercise of options that were exercisable within 60 days after March 18, 2002 in the amount of 128,750 shares for Mr. Ligon, 63,750 shares for Mr. Folliard, 46,250 shares for Mr. Browning, 158,750 shares for Mr. Dolan, 97,250 shares for Mr. Kunkel, 871 shares for Mr. Robinson and 871 shares for Mr. Snow.

(2)	Includes 50,700 deemed shares of CarMax, Inc. that would be held by Mr. Ligon’s children. Mr. Ligon disclaims beneficial ownership of these shares.
(3)
As of March 18, 2002, Mr. Robinson held options to purchase 12,036 shares of Circuit City Group Common Stock that could be exercised before the separation. If Mr. Robinson were to exercise these options before the separation, he could receive up to an additional 3,779 shares of CarMax, Inc. common stock in the separation.

(4)
As of May 31, 2002, Mr. Sharp held options to purchase 550,500 shares of Circuit City Group Common Stock that could be exercised before the separation. If Mr. Sharp were to exercise these options before the separation, he could receive up to an additional 172,857 shares of CarMax, Inc. common stock in the separation.

(5)
As of March 18, 2002, Mr. Snow held options to purchase 11,902 shares of Circuit City Group Common Stock that could be exercised before the separation. If Mr. Snow were to exercise these options before the separation, he could receive up to an additional 3,737 shares of CarMax, Inc. common stock in the separation.

(6)	Beneficial ownership is disclaimed for a total of 50,700 deemed shares.
(7)
Information concerning the CarMax, Inc. deemed shares that would be beneficially owned by Wellington Management Company, LLP (“Wellington”), was derived from a Schedule 13G dated February 12, 2002 filed by Wellington concerning the Circuit City Group Common Stock beneficially owned by Wellington as of December 31, 2001. Based on this filing, of the 5,593,630 deemed shares beneficially owned, Wellington has shared voting power for 3,440,759 deemed shares and shared dispositive power for 5,593,630 deemed shares. The filing indicates that Wellington is a parent holding company and may be deemed to beneficially own the 5,593,630 deemed shares in its capacity as a registered investment adviser.

(8)
Information concerning the CarMax, Inc. deemed shares that would be beneficially owned by Capital Research and Management Company was derived from a Schedule 13G/A dated February 11, 2002 concerning the Circuit City Group Common Stock beneficially owned by Capital Research and Management Company as of December 31, 2001. Based on this filing, Capital Research and Management Company, an investment adviser registered under the Investment Advisers Act of 1940, has sole dispositive power for 6,428,010 deemed shares, has no voting power for these shares and disclaims beneficial ownership of any shares.

(9)
Information concerning the CarMax, Inc. deemed shares that would be beneficially owned by Capital Research and Management Company was derived from a Schedule 13G/A dated February 11, 2002 concerning the CarMax Group Common Stock beneficially owned by Capital Research and Management Company as of December 31, 2001. Based on this filing, Capital Research and Management Company, an investment adviser registered under the Investment Advisers Act of 1940, has sole dispositive power for 1,825,000 deemed shares, has no voting power for these shares and disclaims beneficial ownership of any shares.

DESCRIPTION OF CARMAX, INC. CAPITAL STOCK AFTER THE SEPARATION

The following is a description of the material terms of CarMax, Inc.’s capital stock. The forms of CarMax, Inc.’s articles of incorporation and bylaws, as these documents are expected to be in effect at the time of the separation, have been filed as exhibits to the registration statement, of which this document is a part. For more information on how you can obtain copies of these documents, see “Where You Can Find More Information.” You are urged to read the forms of CarMax’s articles of incorporation and bylaws in their entirety.

Authorized Capital Stock

CarMax, Inc.’s authorized capital stock will consist of 20,000,000 shares of preferred stock, par value $20.00 per share, and 350,000,000 shares of common stock, par value $0.50 per share. Based on information available to CarMax as of July 22, 2002, it is estimated that approximately 103 million shares of CarMax, Inc. common stock will be outstanding immediately after the separation (assuming no options to purchase shares of CarMax Group Common Stock are exercised before the separation). No shares of CarMax preferred stock would be outstanding.

CarMax Common Stock

The holders of CarMax, Inc. common stock will be entitled to one vote for each share on all matters voted on by shareholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the CarMax board of directors with respect to any series of preferred stock (a “preferred stock designation”), the holders of CarMax, Inc. common stock will possess all of the voting power. The CarMax articles of incorporation will not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of CarMax preferred stock created by the CarMax board of directors from time to time, the holders of CarMax, Inc. common stock will be entitled to such dividends as may be declared from time to time by the CarMax board of directors from funds legally available for the payment of dividends, and, upon liquidation, dissolution or winding up, will be entitled to receive pro rata all assets available for distribution to the holders of CarMax, Inc. common stock after payment of a proper amount to the holders of any series of preferred stock that may be issued in the future. For a more complete discussion of the CarMax dividend policy, see the subheading “Dividends” in the comparison of rights table on page 33.

CarMax Preferred Stock

CarMax’s articles of incorporation authorize the CarMax board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of such series, including, but not limited to:

•	the designation of the series;

•
the number of shares of the series, which number the CarMax board of directors may later, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares of that series then outstanding;

•
whether dividends, if any, will be cumulative or noncumulative, and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of the series having cumulative dividend rights shall be cumulative;

•
the rate of any dividends, or method of determining the dividends, payable to the holders of the shares of the series, any conditions upon which the dividends will be paid and the date or dates or the method for determining the date or dates upon which the dividends will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of CarMax’s affairs;

•
whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of CarMax or any other corporation, and, if so, the specification of the other class or series or the other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which the shares will be convertible or exchangeable and all other terms and conditions upon which the conversion or exchange may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the shares of the series.

CarMax believes that the ability of its board of directors to issue one or more series of preferred stock will provide it with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of CarMax preferred stock, as well as shares of CarMax, Inc. common stock, will be available for issuance without further action by its shareholders unless required by applicable law or the rules of any stock exchange or automated quotation system on which CarMax securities may be listed or traded. The NYSE currently requires shareholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase of at least 20% in the number of outstanding shares of common stock, or in the amount of voting securities, outstanding. The NYSE does not require approval for issuances for cash in public offerings and some private offerings. If the approval of CarMax’s shareholders is not required for the issuance of shares of its preferred stock or common stock, the CarMax board of directors may determine not to seek shareholder approval.

Although CarMax believes its board of directors will have no intention of immediately doing so, it could issue a series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. The CarMax board of directors will make any determination to issue the shares of preferred stock based on its judgment as to the best interests of CarMax and its shareholders. The CarMax board of directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the CarMax board of directors, including a tender offer or other transaction that some, or a majority, of CarMax shareholders might believe to be in their best interests or in which its shareholders might receive a premium for their stock over the then-current market price of CarMax, Inc. common stock.

CarMax expects that, as of the completion of the separation, 120,000 shares of its Series A Preferred Stock will be reserved for issuance upon exercise of the rights issued under its shareholders rights plan. For a more complete discussion of the CarMax rights plan, see “Shareholders Rights Plan.”

Preemptive Rights

Neither the holders of common stock nor of any series of preferred stock of CarMax, Inc. will be entitled to any preemptive or other subscription rights.

Shareholders Rights Plan

Under CarMax’s shareholders rights plan, each outstanding share of CarMax, Inc. common stock will have associated with it a right to purchase one one-thousandth of a share of CarMax’s Series A Preferred Stock at a purchase price of $140, subject to adjustment.

The purpose of the rights plan would be to:

•	give the CarMax board of directors the opportunity to negotiate with any persons seeking to obtain control of CarMax;

•	deter acquisitions of CarMax, Inc. common stock, without assurance of fair and equal treatment of all of CarMax’s shareholders; and

•
prevent a person from acquiring in the market a sufficient number of shares of CarMax, Inc. common stock, to be in a position to block an action sought to be taken by CarMax’s shareholders, as applicable.

The exercise of the rights would cause substantial dilution to a person attempting to acquire CarMax on terms not approved by CarMax’s board of directors and therefore would significantly increase the price that person would have to pay to acquire CarMax. CarMax’s rights plan may deter a potential hostile acquisition or tender offer.

Until a distribution date occurs, the rights:

•	will not be exercisable; and

•	will be represented by the same certificate that represents the shares with which the rights are associated and will trade together with those shares.

Following a “distribution date,” the rights would become exercisable and CarMax would issue separate certificates representing the rights, which would trade separately from CarMax, Inc. common stock.

A “distribution date” would occur upon the earlier of:

•	the 10th day following a public announcement that a person or group of affiliated persons has become an acquiring person, or

•
the 10th business day (or such later time as the CarMax board of directors may determine prior to any person or group of persons becoming an acquiring person) following the commencement of, or first public announcement of the intent of any person or group of affiliated persons to commence, a tender offer or exchange offer that, if successful, would result in the person or group of persons becoming an acquiring person.

Under CarMax’s shareholders rights plan, a person or group of persons becomes an “acquiring person” if such person or group has acquired or obtained the right to acquire beneficial ownership of 15% or more of the outstanding shares of CarMax, Inc. common stock.

If any person or group of persons becomes an acquiring person, then, following the distribution date, each holder of a right, other than the acquiring person (whose rights are thereafter void), will be entitled to receive, upon the exercise of such right, a number of shares of CarMax, Inc. common stock having a market value two times the exercise price.

At any time following the date on which a person or group of persons becomes an acquiring person, if:

•	CarMax merges or enters into any similar business combination and CarMax is not the surviving corporation,

•
another entity merges or enters into any similar transaction with CarMax, and CarMax is the surviving corporation but all or part of CarMax, Inc. common stock is converted or exchanged for other securities, cash or property,

•	CarMax enters into a statutory share exchange, or

•	50% or more of the assets or earning power of CarMax is sold or transferred,

then following the distribution date, each holder of a right would be entitled to receive, upon the exercise of such right, a number of shares of common stock of the acquiring entity having a market value two times the exercise price.

At any time prior to the time a person or group of persons becomes an acquiring person, CarMax’s board of directors may redeem all of the rights at a redemption price of $.01 per right. On the redemption date, the rights will expire, and the only entitlement of the holders of rights will be to receive the redemption price.

At any time after a person or group of persons would become an acquiring person, and before any acquiring person acquires 50% or more of the outstanding shares of CarMax, Inc. common stock, CarMax may require a holder to exchange all or any portion of its rights at an exchange ratio of one share of CarMax, Inc. common stock or one one-thousandth of a share of Series A preferred stock per CarMax right.

Until a right is exercised, the holder of a right would have no rights as a shareholder of CarMax, including, without limitation, the right to vote or to receive dividends. After exercise, each one one-thousandth of a share of Series A preferred stock would be entitled to:

•	a quarterly dividend equal to the greater of the quarterly dividend declared on the CarMax, Inc. common stock or $1 divided by 1,000,

•
upon liquidation, a minimum preferential liquidation payment equal to the greater of $140 or the market price of the CarMax, Inc. common stock at the time of liquidation, plus accrued and unpaid dividends, and

•	in the event of a merger, consolidation or other transaction in which CarMax, Inc. common stock is exchanged, the same amount received per share of CarMax, Inc. common stock.

The rights will expire on May 21, 2012 unless earlier exercised by a holder or redeemed by CarMax.

Provisions of CarMax’s shareholders rights plan relating to the principal economic terms of the rights generally may not be amended at any time. At any time prior to the time any person or group of persons becomes an acquiring person, CarMax may supplement or amend other provisions of the shareholders rights plan in any manner, without the approval of any holders of rights, whether or not such supplement or amendment is or would be adverse to any holders of the rights. Thereafter, CarMax may, without the approval of any holders of rights, supplement or amend the shareholders rights plan only:

•	to cure any ambiguity, defect or inconsistency, or

•	in any manner that would not adversely affect the interests of the holders of rights, other than interests of an acquiring person.

Although the issuance of the rights will not be taxable to shareholders or to CarMax, shareholders may, depending upon the circumstances, recognize taxable income at such time as the rights become exercisable or are exercised for common stock or other consideration of CarMax or for common stock of an acquiring person, as described above, or are redeemed.

Anti-Takeover Considerations, CarMax’s Articles of Incorporation and Bylaws

The following discussion concerns material provisions of Virginia law and CarMax’s articles of incorporation and bylaws that could be viewed as having the effect of discouraging an attempt to obtain control of CarMax. The anti-takeover aspects of the CarMax shareholders rights plan have been described above.

Anti-Takeover Statutes

CarMax is subject to the Virginia anti-takeover law regulating “control share acquisitions.” A control share acquisition is an acquisition of voting shares by a person that, when added to all the other voting shares beneficially owned by that person, would cause that person’s voting strength with respect to an election of directors to meet or exceed any of the following thresholds:

•	one-fifth,

•	one-third, or

•	a majority.

Under Virginia law, shares acquired in a control share acquisition have no voting rights unless granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation, or the articles of incorporation or bylaws of the corporation provide that this regulation does not apply to acquisitions of its shares. An acquiring person that owns 5% or more of the corporation’s voting stock may require that a special meeting of the shareholders be held, within 50 days of the acquiring person’s request, to consider the grant of voting rights to the shares acquired or to be acquired in the control share acquisition. If voting rights are not granted and the corporation’s articles of incorporation or bylaws permit, the acquiring person’s shares acquired in a control share acquisition may be repurchased by the corporation, at its option, at a price per share equal to the acquiring person’s cost. Virginia law grants dissenters’ rights to any shareholder who objects to a control share acquisition that is approved by a vote of disinterested shareholders and that gives the acquiring person control of a majority of the corporation’s voting shares.

CarMax is also subject to the Virginia law regulating “affiliated transactions.” Material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares are required to be approved by:

•	the holders of at least two-thirds of the remaining voting shares, and

•	a majority of the disinterested directors if the acquisition transaction occurs within three years after the acquiring person became a 10% holder.

Affiliated transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of a 10% holder or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries, that increases the percentage of voting shares owned beneficially by a 10% holder by more than 5%. There are certain exceptions to these approval requirements, including an exception for acquisition transactions with a 10% holder whose acquisition of its 10% interest was pre-approved by a majority of the disinterested directors.

Financing Arrangements

Some of CarMax’s financing arrangements permit the termination of those arrangements and the acceleration of CarMax’s borrowings or other obligations thereunder if:

•	any person or group becomes, or acquires the right to become, the beneficial owner of stock representing 20% or more of the combined voting power of CarMax’s outstanding voting stock, or

•
a transaction occurs as a result of which the directors immediately prior to the transaction (together with persons elected or nominated by not less than a majority of those directors) cease to constitute a majority of the CarMax board of directors.

Board of Directors; Duties; Classification; Removal; Vacancies

Under Virginia law, directors must discharge their duties in accordance with their good faith business judgment of the best interest of the corporation. Directors may rely on the advice or acts of others, including officers, employees, attorneys, accountants and board committees if they have a good faith belief in their competence. Directors’ actions are not subject to a reasonableness or prudent person standard. Virginia’s federal and state courts have focused on the process involved with directors’ decision-making and are generally supportive of directors if they have based their decision on an informed process. These elements of Virginia law could make it more difficult to take over a Virginia corporation than corporations in other states.

CarMax’s board of directors is divided into three classes of directors serving staggered three-year terms. Each class consists of, as nearly as possible, one-third of the total number of directors. The classification of directors makes it more difficult for shareholders to change the composition of CarMax’s board of directors. At least two annual meetings of shareholders, instead of one, generally will be required to change the majority of CarMax’s board of directors. The classification provisions of CarMax’s articles of incorporation could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of CarMax.

CarMax’s bylaws provide that the number of members of its board of directors shall be nine. Under Virginia law, CarMax’s board of directors may amend the bylaws from time to time to increase or decrease the number of directors by up to 30% of the number of directors in office immediately following the most recent election of directors by its shareholders; provided, that any decrease in the number of directors may not shorten an incumbent director’s term or reduce any quorum or voting requirements until the person ceases to be a director. However, under CarMax’s articles of incorporation, its total number of directors may not exceed 14, and the aggregate number of vacancies resulting from an increase in the number of directors which may be created and filled by action of the board of directors between annual meetings of shareholders may not exceed two.

Under Virginia law, a member of CarMax’s board of directors may be removed with or without cause by a majority of the votes entitled to be cast at a meeting of shareholders called expressly for that purpose at which a quorum is present. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove the director.

CarMax’s bylaws provide that any vacancy occurring on its board of directors, including a vacancy resulting from the removal of a director or an increase in the number of directors, may be filled:

•	by CarMax’s shareholders,

•	by the remaining directors, or

•	by the affirmative vote of a majority of the remaining directors, though less than a quorum.

Special Meetings of Shareholders

CarMax’s bylaws provide that special meetings of shareholders may be called only by the chairman of its board of directors, its president or its board of directors.

Shareholder Nominations and Proposals

CarMax’s bylaws provide that a shareholder may nominate one or more persons for election as directors at a meeting only if advance notice of such nomination has been delivered to the secretary of CarMax, by personal delivery or United States mail, not later than:

•	with respect to an election to be held at an annual meeting of shareholders, 120 days in advance of such meeting, or

•	with respect to a special meeting of shareholders for the election of directors, the close of business on the seventh day following the date on which notice of such meeting is given to shareholders.

That notice must include:

•	the name and address of the shareholder making the nomination and of the person or persons being nominated,

•	a representation that the shareholder is a holder of record of stock in CarMax entitled to vote at such meeting and intends to appear in person or by proxy at the meeting,

•	a description of all the arrangements or understandings between the shareholder and each nominee and any other person pursuant to which the nomination is being made by the shareholder,

•
any other information regarding each nominee that would be required by the Securities and Exchange Commission to be included in a proxy statement had the nominee been nominated or intended to be nominated by the board of directors, and

•	the consent of each nominee to serve as a director of CarMax if so elected.

CarMax’s bylaws provide that a shareholder may present business before an annual meeting of shareholders if advance notice of such proposal has been delivered to the secretary of CarMax, by personal delivery or United States mail:

•	on or after February 1st and before March 1st of the year in which the meeting will be held, or

•	not less than 90 days before the date of the meeting if the date of such meeting has been changed by more than 30 days.

That notice must include:

•	the name and address of the shareholder proposing business,

•	the class and number of shares of stock of CarMax beneficially owned by such shareholder,

•	a brief description of the business desired to be brought before the meeting, including the complete text of any resolution and the reasons for conducting such business at the meeting, and

•	any interest that the shareholder may have in such business.

These procedural requirements could have the effect of delaying or preventing the submission of matters proposed by any shareholder to a vote of the shareholders.

Liability of Officers and Directors

The CarMax articles of incorporation limit or eliminate the liability of its directors and officers to the fullest extent permitted by Virginia law.

Stock Transfer Agent and Registrar

Wells Fargo Bank Minnesota, N.A. will act as the stock transfer agent, rights agent and registrar for CarMax, Inc. common stock.

DESCRIPTION OF CIRCUIT CITY STORES CAPITAL STOCK AFTER THE SEPARATION

The following is a description of the material terms of Circuit City Stores capital stock. You are urged to also read the our articles of incorporation and bylaws in their entirety. For information on how you can obtain copies of these documents, see “Where You Can Find More Information.”

Authorized Capital Stock

After the separation and the effectiveness of the Clean-Up Amendment, Circuit City Stores’ authorized capital stock will consist of 2,000,000 shares of preferred stock, par value $20 per share, and 525,000,000 shares of common stock, par value $0.50 per share. Based on information available to Circuit City Stores as of July 22, 2002, it is estimated that approximately 210 million shares of Circuit City common stock will be outstanding immediately after the separation (assuming no options to purchase shares of Circuit City Group Common Stock are exercised before the separation). No shares of Circuit City preferred stock would be outstanding.

Circuit City Common Stock

The holders of Circuit City common stock will be entitled to one vote for each share on all matters voted on by shareholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the Circuit City Stores board of directors with respect to any series of preferred stock (a “preferred stock designation”), the holders of Circuit City common stock will possess all of the voting power. The Circuit City Stores articles of incorporation will not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Circuit City preferred stock created by the Circuit City Stores board of directors from time to time, the holders of Circuit City common stock will be entitled to such dividends as may be declared from time to time by the Circuit City Stores board of directors from funds legally available for the payment of dividends, and, upon liquidation, dissolution or winding up, will be entitled to receive pro rata all assets available for distribution to the holders of Circuit City common stock after payment of a proper amount to the holders of any series of preferred stock that may be issued in the future. For a more complete discussion of the Circuit City Stores dividend policy, see the subheading “Dividends” in the comparison of rights table on page 36.

Circuit City Preferred Stock

Circuit City Stores’ articles of incorporation authorize the Circuit City Stores board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of such series, including, but not limited to:

•	the designation of the series;

•
the number of shares of the series, which number the Circuit City Stores board of directors may later, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares of that series then outstanding;

•
whether dividends, if any, will be cumulative or noncumulative, and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of the series having cumulative dividend rights shall be cumulative;

•
the rate of any dividends, or method of determining the dividends, payable to the holders of the shares of the series, any conditions upon which the dividends will be paid and the date or dates or the method for determining the date or dates upon which the dividends will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of Circuit City Stores’ affairs;

•
whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of Circuit City Stores or any other corporation, and, if so, the specification of the other class or series or the other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which the shares will be convertible or exchangeable and all other terms and conditions upon which the conversion or exchange may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the shares of the series, subject to the limit that no share may have more than one vote.

Circuit City Stores believes that the ability of its board of directors to issue one or more series of preferred stock will provide it with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of Circuit City preferred stock, as well as shares of Circuit City common stock, will be available for issuance without further action by its shareholders unless required by applicable law or the rules of any stock exchange or automated quotation system on which Circuit City Stores’ securities may be listed or traded. The NYSE currently requires shareholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase of at least 20% in the number of outstanding shares of common stock, or in the amount of voting securities, outstanding. The NYSE does not require approval for issuances for cash in public offerings and some private offerings. If the approval of Circuit City Stores’ shareholders is not required for the issuance of shares of its preferred stock or common stock, the Circuit City Stores board of directors may determine not to seek shareholder approval.

Although Circuit City Stores believes its board of directors will have no intention of immediately doing so, it could issue a series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. The Circuit City Stores board of directors will make any determination to issue the shares of preferred stock based on its judgment as to the best interests of Circuit City Stores and its shareholders. The Circuit City Stores board of directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the Circuit City Stores board of directors, including a tender offer or other transaction that some, or a majority, of Circuit City Stores’ shareholders might believe to be in their best interests or in which its shareholders might receive a premium for their stock over the then-current market price of Circuit City common stock. For a more complete discussion of the Circuit City Stores rights plan, see “Shareholders Rights Plan.”

Preemptive Rights

Neither the holders of common stock nor of any series of preferred stock of Circuit City Stores will be entitled to any preemptive or other subscription rights.

Shareholders Rights Plan

The following discussion of Circuit City Stores’ shareholders rights plan assumes that, effective upon the CarMax Separation, the plan will have been amended to remove all provisions relating to the CarMax Group Common Stock and will, therefore, relate to only one series of common stock.

Under Circuit City Stores’ shareholders rights plan, each outstanding share of Circuit City common stock has associated with it a right to purchase one eight-hundredth of a share of Circuit City Stores’ Series E Preferred Stock at a purchase price of $125, subject to adjustment.

The purpose of the rights plan is to:

•	give the Circuit City Stores board of directors the opportunity to negotiate with any persons seeking to obtain control of Circuit City Stores;

•	deter acquisitions of Circuit City common stock, without assurance of fair and equal treatment of all of Circuit City Stores’ shareholders; and

•
prevent a person from acquiring in the market a sufficient number of shares of Circuit City common stock, to be in a position to block an action sought to be taken by Circuit City Stores’ shareholders, as applicable.

The exercise of the rights would cause substantial dilution to a person attempting to acquire Circuit City Stores on terms not approved by Circuit City Stores’ board of directors and therefore would significantly increase the price that person would have to pay to acquire Circuit City Stores. Circuit City Stores’ rights plan may deter a potential hostile acquisition or tender offer.

Until a distribution date occurs, the rights:

•	will not be exercisable; and

•	will be represented by the same certificate that represents the shares with which the rights are associated and will trade together with those shares.

Following a “distribution date,” the rights would become exercisable and Circuit City Stores would issue separate certificates representing the rights, which would trade separately from Circuit City common stock.

A “distribution date” would occur upon the earlier of:

•	the 10th day following a public announcement that a person or group of affiliated persons has become an acquiring person, or

•
the 10th business day (or such later time as the Circuit City Stores board of directors may determine prior to any person or group of persons becoming an acquiring person) following the commencement of, or first public announcement of the intent of any person or group of affiliated persons to commence, a tender offer or exchange offer that, if successful, would result in the person or group of persons becoming an acquiring person.

Under Circuit City Stores’ shareholders rights plan, a person or group of persons becomes an “acquiring person” if such person or group has acquired or obtained the right to acquire beneficial ownership of 15% or more of the outstanding shares of Circuit City common stock.

If any person or group of persons becomes an acquiring person, then, following the distribution date, each holder of a right, other than the acquiring person (whose rights are thereafter void), will be entitled to receive, upon the exercise of such right, a number of shares of Circuit City common stock having a market value two times the exercise price.

At any time following the date on which a person or group of persons becomes an acquiring person, if:

•	Circuit City Stores merges or enters into any similar business combination and Circuit City Stores is not the surviving corporation,

•
another entity merges or enters into any similar transaction with Circuit City Stores, and Circuit City Stores is the surviving corporation but all or part of Circuit City’s common stock is converted or exchanged for other securities, cash or property,

•	Circuit City Stores enters into a statutory share exchange, or

•	50% or more of the assets or earning power of Circuit City Stores is sold or transferred,

then following the distribution date, each holder of a right will be entitled to receive, upon the exercise of such right, a number of shares of common stock of the acquiring entity having a market value two times the exercise price.

At any time prior to the time a person or group of persons becomes an acquiring person, Circuit City Stores’ board of directors may redeem all of the rights at a redemption price of $0.005 per right. On the redemption date, the rights will expire, and the only entitlement of the holders of rights will be to receive the redemption price.

At any time after a person or group of persons becomes an acquiring person, and before any acquiring person acquires 50% or more of the outstanding shares of Circuit City common stock, Circuit City Stores may require a holder to exchange all or any portion of its rights at an exchange ratio of one share of Circuit City common stock or one eight-hundredth of a share of Series E preferred stock per Circuit City right.

Until a right is exercised, the holder of a right will have no rights as a shareholder of Circuit City Stores, including, without limitation, the right to vote or to receive dividends. After exercise, each one eight-hundredth of a share of Series E preferred stock will be entitled to:

•	a quarterly dividend equal to the greater of the quarterly dividend declared on the Circuit City common stock or $0.005,

•
upon liquidation, a minimum preferential liquidation payment equal to the greater of $125 or the market price of the Circuit City common stock at the time of liquidation, plus accrued and unpaid dividends, and

•	in the event of a merger, consolidation or other transaction in which Circuit City common stock is exchanged, the same amount received per share of Circuit City common stock.

The rights will expire on April 14, 2008, unless earlier exercised by a holder or redeemed by Circuit City Stores.

Provisions of Circuit City Stores’ shareholders rights plan relating to the principal economic terms of the rights generally may not be amended at any time. At any time prior to the time any person or group of persons becomes an acquiring person, Circuit City Stores may supplement or amend other provisions of the shareholders rights plan in any manner, without the approval of any holders of rights, whether or not such supplement or amendment is or would be adverse to any holders of the rights. Thereafter, Circuit City Stores may, without the approval of any holders of rights, supplement or amend the shareholders rights plan only:

•	to cure any ambiguity, defect or inconsistency, or

•	in any manner that would not adversely affect the interests of the holders of rights, other than interests of an acquiring person.

Although the issuance of the rights will not be taxable to shareholders or to Circuit City Stores, shareholders may, depending upon the circumstances, recognize taxable income at such time as the rights become exercisable or are exercised for common stock or other consideration of Circuit City Stores or for common stock of an acquiring person, as described above, or are redeemed.

Anti-Takeover Considerations, Circuit City Stores’ Articles of Incorporation and Bylaws

The following discussion concerns material provisions of Virginia law and Circuit City Stores’ articles of incorporation and bylaws that could be viewed as having the effect of discouraging an attempt to obtain control of Circuit City Stores. The anti-takeover aspects of the Circuit City Stores shareholders rights plan have been described above.

Anti-Takeover Statutes

Circuit City Stores is subject to the Virginia anti-takeover law regulating “control share acquisitions.” A control share acquisition is an acquisition of voting shares by a person that, when added to all the other voting shares beneficially owned by that person, would cause that person’s voting strength with respect to an election of directors to meet or exceed any of the following thresholds:

•	one-fifth,

•	one-third, or

•	a majority.

Under Virginia law, shares acquired in a control share acquisition have no voting rights unless granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation, or the articles of incorporation or bylaws of the corporation provide that this regulation does not apply to acquisitions of its shares. An acquiring person that owns 5% or more of the corporation’s voting stock may require that a special meeting of the shareholders be held, within 50 days of the acquiring person’s request, to consider the grant of voting rights to the shares acquired or to be acquired in the control share acquisition. If voting rights are not granted and the corporation’s articles of incorporation or bylaws permit, the acquiring person’s shares acquired in a control share acquisition may be repurchased by the corporation, at its option, at a price per share equal to the acquiring person’s cost. Virginia law grants dissenters’ rights to any shareholder who objects to a control share acquisition that is approved by a vote of disinterested shareholders and that gives the acquiring person control of a majority of the corporation’s voting shares.

Circuit City Stores is also subject to the Virginia law regulating “affiliated transactions.” Material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares are required to be approved by:

•	the holders of at least two-thirds of the remaining voting shares, and

•	a majority of the disinterested directors if the acquisition transaction occurs within three years after the acquiring person became a 10% holder.

Affiliated transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of a 10% holder or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries, that increases the percentage of voting shares owned beneficially by a 10% holder by more than 5%. There are certain exceptions to these approval requirements, including an exception for acquisition transactions with a 10% holder whose acquisition of its 10% interest was pre-approved by a majority of the disinterested directors.

Financing Arrangements

Some of Circuit City Stores’ financing arrangements permit the termination of those arrangements and the acceleration of Circuit City Stores’ borrowings or other obligations thereunder if:

•	any person or group becomes, or acquires the right to become, the beneficial owner of stock representing 50% or more of the combined voting power of Circuit City Stores’ outstanding voting stock, or

•
a transaction occurs as a result of which the directors immediately prior to the transaction (together with persons elected or nominated by not less than two-thirds of those directors) cease to constitute a majority of the Circuit City Stores board of directors.

Board of Directors; Duties; Classification; Removal; Vacancies

Under Virginia law, directors must discharge their duties in accordance with their good faith business judgment of the best interest of the corporation. Directors may rely on the advice or acts of others, including officers, employees, attorneys, accountants and board committees if they have a good faith belief in their competence. Directors’ actions are not subject to a reasonableness or prudent person standard. Virginia’s federal and state courts have focused on the process involved with directors’ decision-making and are generally supportive of directors if they have based their decision on an informed process. These elements of Virginia law could make it more difficult to take over a Virginia corporation than corporations in other states.

Circuit City Stores’ board of directors is divided into three classes of directors serving staggered three-year terms. Each class consists of, as nearly as possible, one-third of the total number of directors. The classification of directors makes it more difficult for shareholders to change the composition of Circuit City Stores’ board of directors. At least two annual meetings of shareholders, instead of one, generally will be required to change the majority of Circuit City Stores’ board of directors. The classification provisions of Circuit City Stores’ articles of incorporation could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of Circuit City Stores.

Circuit City Stores’ bylaws provide that the number of members of its board of directors shall be 13. Under Virginia law, Circuit City Stores’ board of directors may amend the bylaws from time to time to increase or decrease the number of directors by up to 30% of the number of directors in office immediately following the most recent election of directors by its shareholders; provided, that any decrease in the number of directors may not shorten an incumbent director’s term or reduce any quorum or voting requirements until the person ceases to be a director. However, under Circuit City Stores’ articles of incorporation, its total number of directors may not exceed 17, and the aggregate number of vacancies resulting from an increase in the number of directors which may be created and filled by action of the board of directors between annual meetings of shareholders may not exceed two.

Under Virginia law, a member of Circuit City Stores’ board of directors may be removed with or without cause by a majority of the votes entitled to be cast at a meeting of shareholders called expressly for that purpose at which a quorum is present. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove the director.

Circuit City Stores’ bylaws provide that any vacancy occurring on its board of directors, including a vacancy resulting from the removal of a director or an increase in the number of directors, may be filled:

•	by Circuit City Stores’ shareholders,

•	by the remaining directors, or

•	by the affirmative vote of a majority of the remaining directors, though less than a quorum.

Special Meetings of Shareholders

Circuit City Stores’ bylaws provide that special meetings of shareholders may be called only by the chairman of its board of directors, its president or its board of directors.

Shareholder Nominations and Proposals

Circuit City Stores’ bylaws provide that a shareholder may nominate one or more persons for election as directors at a meeting only if advance notice of such nomination has been delivered to the secretary of Circuit City Stores, by personal delivery or United States mail, not later than:

•	with respect to an election to be held at an annual meeting of shareholders, 120 days in advance of such meeting, or

•	with respect to a special meeting of shareholders for the election of directors, the close of business on the seventh day following the date on which notice of such meeting is given to shareholders.

That notice must include:

•	the name and address of the shareholder making the nomination and of the person or persons being nominated,

•	a representation that the shareholder is a holder of record of stock in Circuit City Stores entitled to vote at such meeting and intends to appear in person or by proxy at the meeting,

•	a description of all the arrangements or understandings between the shareholder and each nominee and any other person pursuant to which the nomination is being made by the shareholder,

•
any other information regarding each nominee that would be required by the Securities and Exchange Commission to be included in a proxy statement had the nominee been nominated or intended to be nominated by the board of directors, and

•	the consent of each nominee to serve as a director of Circuit City Stores if so elected.

Circuit City Stores’ bylaws provide that a shareholder may present business before an annual meeting of shareholders if advance notice of such proposal has been delivered to the secretary of Circuit City Stores, by personal delivery or United States mail:

•	on or after February 1st and before March 1st of the year in which the meeting will be held, or

•	not less than 90 days before the date of the meeting if the date of such meeting has been changed by more than 30 days.

That notice must include:

•	the name and address of the shareholder proposing business,

•	the class and number of shares of stock of Circuit City Stores beneficially owned by such shareholder,

•	a brief description of the business desired to be brought before the meeting, including the complete text of any resolution and the reasons for conducting such business at the meeting, and

•	any interest that the shareholder may have in such business.

These procedural requirements could have the effect of delaying or preventing the submission of matters proposed by any shareholder to a vote of the shareholders.

Liability of Officers and Directors

The Circuit City Stores articles of incorporation limit or eliminate the liability of its directors and officers to the fullest extent permitted by Virginia law.

Stock Transfer Agent and Registrar

Wells Fargo Bank Minnesota, N.A. will act as the stock transfer agent, rights agent and registrar for Circuit City common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF CIRCUIT CITY STORES, INC.

The common stock of Circuit City Stores consists of two common stock series that are intended to reflect the performance of Circuit City Stores’ two businesses. The Circuit City Group Common Stock is intended to reflect the performance of the Circuit City stores and related operations and the shares of CarMax Group Common Stock reserved for the Circuit City group or for issuance to holders of Circuit City Group Common Stock. The fiscal 2000 financial results for Circuit City Stores and the Circuit City group also include Circuit City Stores’ investment in Digital Video Express, which was discontinued. The CarMax Group Common Stock is intended to reflect the performance of the CarMax stores and related operations. The reserved CarMax group shares are not outstanding CarMax Group Common Stock. The net earnings attributed to the reserved CarMax group shares are included in the Circuit City group’s net earnings and per share calculations. These earnings are not included in the CarMax group per share calculations.

Excluding shares reserved for CarMax employee stock incentive plans, the reserved CarMax group shares represented 64.1% of the total outstanding and reserved shares of CarMax Group Common Stock at February 28, 2002; 74.6% at February 28, 2001; and 74.7% at February 29, 2000. The reserved CarMax group shares at February 28, 2002, reflect the effect of the public offering of CarMax Group Common Stock completed during the second quarter of fiscal 2002. Since both the attribution of earnings and the outstanding CarMax group shares were adjusted to reflect the impact of this sale, the net earnings per CarMax group share were not diluted by this transaction. Refer to the “Earnings from Continuing Operations” and “Financing Activities” sections below for further discussion of the public offering.

Holders of Circuit City Group Common Stock and holders of CarMax Group Common Stock are shareholders of Circuit City Stores and as such are subject to all of the risks associated with an investment in Circuit City Stores and all of its businesses, assets and liabilities. The results of operations or financial condition of one group could affect the results of operations or financial condition of the other group. The discussion and analysis for Circuit City Stores, Inc. presented below should be read in conjunction with the discussion and analysis presented for each group and in conjunction with all Circuit City Stores’ SEC filings.

Critical Accounting Policies

In Management’s Discussion and Analysis, we discuss the results of operations and financial condition as reflected in Circuit City Stores’ consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Preparation of financial statements requires us to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities. We use our historical experience and other relevant factors when developing our estimates and assumptions. We continually evaluate these estimates and assumptions. Note 2 to Circuit City Stores’ consolidated financial statements includes a discussion of our significant accounting policies. The accounting policies discussed below are those we consider critical to an understanding of Circuit City Stores’ consolidated financial statements because their application places the most significant demands on our judgment. Our financial results might have been different if different assumptions had been used or other conditions had prevailed.

Calculation of the Value of Retained Interests in Securitization Transactions

Circuit City Stores securitizes credit card and automobile loan receivables. The fair value of retained interests from securitization activities is based on the present value of expected future cash flows. The present value is determined by using management’s projections of key factors, such as finance charge income, default rates, payment rates, forward interest rate curves and discount rates appropriate for the type of asset and risk. These projections are derived from historical experience, projected economic trends and anticipated interest rates. Adjustments to one or more of these projections may have a material impact on the fair value of the retained interests. These projections may be affected by external factors, such as changes in the behavior patterns of our customers, changes in the strength of the economy and developments in the interest rate markets. Note 2(C) to Circuit City Stores’ consolidated financial statements includes a discussion of our accounting policies related to securitizations. Note 11 to Circuit City Stores’ consolidated financial statements and Note 6 to Circuit City Stores’ unaudited interim consolidated financial statements include a discussion of our credit card and automobile loan securitizations.

Calculation of the Liability for Lease Termination Costs

Circuit City Stores accounts for lease termination costs in accordance with Emerging Issues Task Force No. 88-10, “Costs Associated with Lease Modification or Termination.” Circuit City Stores records a liability for remaining costs related to leased properties that are no longer used for operating purposes, reduced by any estimated sublease income. Inherent in the calculation are certain significant management estimates including, among others, vacancy periods and future sublease revenues. Fluctuations in the economy and in marketplace demand for commercial properties can result in material changes in the liability for lease termination costs. Note 2(H) to Circuit City Stores’ consolidated financial statements includes a discussion of our accounting policies related to leased properties that are no longer used for operating purposes.

Results of Operations—Fiscal Years 2002, 2001, and 2000

Certain prior year amounts have been reclassified to conform to the current presentation. Wholesale sales have been reclassified and reported in net sales and operating revenues for all periods presented. In previous periods, wholesale sales were recorded as a reduction to total cost of sales. Note 2(S) to Circuit City Stores’ consolidated financial statements contains further discussion of the reclassifications.

Net Sales and Operating Revenues

Total sales for Circuit City Stores decreased 1% in fiscal 2002 to $13.11 billion. In fiscal 2001, total sales increased 3% to $13.21 billion from $12.79 billion in fiscal 2000.

Percent Sales Change From Prior Year

	Circuit City Stores, Inc.	Circuit City Group		CarMax Group
Fiscal	Total	Total	Comparable (1)	Total	Comparable (1)
2002	(1)%	(8)%	(10)%	28%	28%
2001	3%	(1)%	(4)%	25%	17%
2000	17%	13%	8%	37%	2%
1999	22%	17%	8%	69%	(2)%
1998	17%	12%	(1)%	85%	6%

(1)	Circuit City and CarMax stores are included in comparable store retail sales after the store has been open for a full year.

Circuit City Group

Total sales for the Circuit City group decreased 8% in fiscal 2002 to $9.59 billion. In fiscal 2001, total sales decreased 1% to $10.46 billion from $10.60 billion in fiscal 2000. The fiscal 2002 total sales decline primarily reflects a 10% decline in comparable store sales, partly offset by the net addition of 10 Circuit City Superstores. In fiscal 2002, we opened 11 Superstores in existing markets, closed one Superstore and relocated eight Superstores. We also closed 15 mall-based Express stores. Excluding the major appliance category, from which we completed our exit in November 2000, comparable store sales declined 4% in fiscal 2002.

Fiscal 2002 was marked by significant variation in sales performance between the first half and the second half of the year. As expected, the sales slowdown experienced in the latter part of fiscal 2001 continued in the first half of fiscal 2002, with comparable store sales declining 23%. The slowing economy, continued industry-wide weakness in personal desktop computer sales, declining average retail prices for many products and the absence of the major appliance business all contributed to lower first half sales. The sales declines moderated in the third quarter, and in the fourth quarter comparable store sales grew 6% in part because of the lessening impact of the exit from the appliance business and the seasonal upturn in categories, such as video game hardware, software and accessories; DVD software; PC software; and digital cameras, all of which were added or expanded following our exit from the appliance category. Throughout fiscal 2002, new technologies, better- featured consumer electronics and the new and expanded product selections produced solid comparable store sales growth. We believe our second half sales also benefited from new marketing, merchandising and customer service initiatives implemented earlier in the year. Inventory shortages and limited selections in some product categories following the strong holiday period limited sales growth in the last two months of the fiscal year.

The fiscal 2001 total sales decline reflects a 4% decline in comparable store sales, partly offset by the net addition of 23 Superstores. In July 2000, spurred by a declining sales pace, expected increases in competition and the results of a product profitability analysis that indicated major appliances produced below-average profits, we announced plans to exit the major appliance business. We completed the exit and associated remerchandising of the appliance selling space in November 2000. Throughout fiscal 2001, we experienced significant variability in the comparable store sales pace, and sales softened substantially in the last two months of the fiscal year. We believe the variability reflected the slower consumer spending experienced by most retailers during the second half of the year, some disruption caused by the partial remodeling to remerchandise the appliance space, significant declines in average retail prices and industry-wide declines in desktop personal computer sales by year-end. Excluding the appliance category from fiscal 2001 and fiscal 2000 sales, comparable store sales rose 3% in fiscal 2001.

In fiscal 2000 and fiscal 1999, Circuit City benefited from a period of renewed industry growth and product introductions. Industry growth was augmented by geographic expansion, with the net addition of 34 Superstores in fiscal 2000 and 37 Superstores in fiscal 1999. In fiscal 1998, a lack of significant consumer electronics product introductions resulted in weak industry sales, and so, geographic expansion was the primary contributor to our sales growth, with the net addition of 57 Superstores.

Circuit City Percent of Merchandise Sales by Category

Fiscal	2002	2001	2000	1999	1998
Video	39%	35%	32%	31%	31%
Audio	15	16	16	17	18
Information Technology	34	35	33	32	30
Entertainment	12	7	5	5	6
Appliances	–	7	14	15	15

Total	100%	100%	100%	100%	100%

In most states, Circuit City sells extended warranty programs on behalf of unrelated third parties who are the primary obligors. Under these third-party warranty programs, we have no contractual liability to the customer. In the three states where third-party warranty sales are not permitted, Circuit City sells an extended warranty for which we are the primary obligor. Gross dollar sales from all extended warranty programs were 5.1% of total sales of the Circuit City business in fiscal 2002 and fiscal 2001 and 5.4% in fiscal 2000. Total extended warranty revenue, which is reported in total sales, was 3.9% of sales in fiscal 2002, 4.0% in fiscal 2001 and 4.4% in fiscal 2000. The gross profit margins on products sold with extended warranties are higher than the gross profit margins on products sold without extended warranties. The decline in extended warranty sales as a percent of total sales since fiscal 2000 reflects the increased selection of products, such as entertainment software, for which extended warranties are not available. Third-party extended warranty revenue was 4.0% of total sales in fiscal 2002, 3.9% in fiscal 2001 and 4.1% in fiscal 2000.

Circuit City Superstore Sales Per Total Square Foot

Fiscal
2002	$478
2001	$528
2000	$555
1999	$514
1998	$478

At the end of fiscal 2002, total space for all Circuit City Superstores equaled 20,046,725 square feet and selling space equaled 11,755,124 square feet. At the end of fiscal 2001, total space equaled 19,706,588 square feet and selling space equaled 11,469,092 square feet. The decreases in sales per total square foot in fiscal 2002 and fiscal 2001 reflect the declines in comparable store sales in those years. The improvements in fiscal 1999 and fiscal 2000 were driven by comparable store sales growth in those years.

Circuit City Store Mix

	Retail Units at Year-End
Fiscal	2002	2001	2000	1999	1998
Superstores	604	594	571	537	500
Circuit City Express	20	35	45	48	52
Electronics-only	–	–	–	2	4

Total	624	629	616	587	556

CarMax Group

Total sales for the CarMax group increased 28% in fiscal 2002 to $3.52 billion. In fiscal 2001, total sales increased 25% to $2.75 billion from $2.19 billion in fiscal 2000.

Retail Vehicle Sales. Retail vehicle sales for CarMax increased 28% in fiscal 2002 to $3.06 billion. In fiscal 2001, retail vehicle sales increased 23% to $2.39 billion from $1.93 billion in fiscal 2000. In fiscal 2002, used vehicle sales increased 29% to $2.50 billion. In fiscal 2001, used vehicle sales increased 26% to $1.93 billion from $1.53 billion in fiscal 2000. New vehicle sales in fiscal 2002 rose 23% to $559.9 million. In fiscal 2001, new vehicle sales were $456.9 million, up 14% over fiscal 2000 sales of $401.2 million. CarMax stores are included in comparable store retail sales after the store has been open for a full year. Comparable store vehicle dollar and unit sales for the years ended February 28, 2002 and 2001 and February 29, 2000 were as follows:

CarMax Comparable Store Sales Change

Fiscal	2002	2001	2000
Vehicle dollars:
Used vehicles	30%	19%	(4)%
New vehicles	24%	9%	50%
Total	28%	17%	2%
Vehicle units:
Used vehicles	24%	13%	(8)%
New vehicles	21%	9%	49%
Total	23%	12%	(4)%

CarMax Average Retail Selling Prices

Fiscal	2002	2001	2000
Used vehicles	$15,100	$14,400	$13,700
New vehicles	$23,100	$22,600	$22,500
Blended average	$16,200	$15,500	$14,900

CarMax Retail Vehicle Sales Mix

Fiscal	2002	2001	2000
Vehicle dollars:
Used vehicles	82%	81%	79%
New vehicles	18%	19%	21%

Total	100%	100%	100%

Vehicle units:
Used vehicles	87%	87%	86%
New vehicles	13%	13%	14%

Total	100%	100%	100%

The fiscal 2002 used and new retail vehicle sales growth primarily resulted from a 28% increase in the comparable store vehicle dollar sales of the CarMax business. We opened two CarMax used-car superstores in fiscal 2002 during the last month of the fiscal year, and so they were not significant contributors to sales growth in fiscal 2002. The growth in comparable store vehicle dollar sales reflects increased store traffic that, combined with better in-store execution, resulted in comparable store unit sales growth for both used and new cars. We believe that the higher traffic levels were driven by the effectiveness of our marketing programs, CarMax.com and word-of-mouth customer referrals. In addition, traffic was bolstered in October, November and December by cross-shopping from zero-percent financing incentive programs introduced by new-car manufacturers to counteract an industry-wide slowdown in new-car sales. New-car manufacturers returned to more conventional sales and financing incentives in January 2002. Increased average retail prices resulting from a higher mix of later-model used cars, luxury vehicles and sport utility vehicles and higher new-car average retail prices also contributed to the sales growth.

In late February 2002, CarMax opened one standard-sized used-car superstore and one satellite used-car superstore. During fiscal 2002, CarMax also relinquished the franchise rights for one stand-alone new-car franchise and one new-car franchise that had been integrated with a used-car superstore and sold one new-car stand-alone franchise and one new-car franchise that had been integrated with a used-car superstore. Although new-car stores that are integrated or co-located with used-car superstores have performed at or above our expectations, the three remaining stand-alone new-car stores are still performing below our expectations. We intend to integrate or co-locate these stores with used-car superstores. We expect this integration or co-location to occur within the next fiscal year for the store located in Orlando, Florida, and we expect to co-locate the two remaining new-car stores, which are in Los Angeles, California, with one used-car superstore within the next two fiscal years.

The fiscal 2001 used and new retail vehicle sales increase reflects a 17% increase in the comparable store vehicle dollar sales of the CarMax business, driven by higher-than-anticipated used-car sales, and the net addition of two used-car superstores, two prototype satellite stores and six new-car franchises since the end of fiscal 1999. The new stores and four of the franchises moved into the comparable store sales base throughout fiscal 2001. In fiscal 2001, CarMax also added two new-car franchises, integrating them with existing used-car superstores. We believe CarMax’s fiscal 2001 sales performance primarily reflects the improved execution of the CarMax offer at individual stores, increased consumer awareness and use of CarMax.com and the exit of CarMax’s primary used-car superstore competitor late in fiscal 2000. We believe this competitor’s exit from five multi-store markets helped eliminate consumer confusion over the two offers. CarMax’s used-car comparable store vehicle dollar and unit sales growth has remained strong in all these CarMax markets since this competitor’s exit from the used-car superstore business.

Geographic expansion of CarMax used-car superstores and the addition of new-car franchises generated the retail sales growth in the first half of fiscal 2000 and, along with comparable store sales growth for the last two quarters and for the fiscal year, contributed to retail sales growth for the full year. During fiscal 2000, we opened two CarMax used-car superstores, two prototype satellite used-car superstores, five stand-alone new-car stores and one new-car franchise that was integrated with a used-car superstore. CarMax also converted one existing store into a satellite operation and relocated one new-car franchise next to a used-car superstore. In the second half of fiscal 2000, CarMax limited its geographic expansion to focus on building sales and profitability in existing markets.

CarMax Retail Stores

	Retail Units at Year-End
Fiscal	2002	2001	2000
Mega superstores(1)	13	13	13
Standard superstores(2)	17	16	16
Prototype satellite superstores	5	4	4
Co-located new-car stores(3)	2	2	2
Stand-alone new-car stores	3	5	5

Total	40	40	40

(1) Formerly “C” and “B” stores; 70,000 to 100,000 square feet.
(2) Formerly “A” stores; 40,000 to 60,000 square feet.
(3) Formerly included as “A” and “C” stores.

CarMax New-Car Franchises

	New-Car Franchises at Year-End
Fiscal	2002	2001	2000
Integrated/co-located new-car franchises	15	17	15
Stand-alone new-car franchises	3	5	5

Total	18	22	20

Wholesale Vehicle Sales.  Total wholesale vehicle sales for CarMax were $325.6 million in fiscal 2002, $253.5 million in fiscal 2001 and $181.2 million in fiscal 2000. The increase in fiscal year 2002 was primarily due to an increase in customer traffic. The increase in fiscal 2001 was attributable to an increase in customer traffic and an increase in the average wholesale price per vehicle.

Other Sales and Revenues. Other sales and revenues which include extended warranty revenues, service department sales and processing fees collected from consumers for the purchase of their vehicles at a CarMax retail location were $135.4 million in fiscal 2002, $108.3 million in fiscal 2001 and $76.8 million in fiscal 2000.

CarMax sells extended warranties on behalf of unrelated third parties who are the primary obligors. Under these third-party warranty programs, CarMax has no contractual liability to the customer. Extended warranty revenue was $55.3 million in fiscal 2002, $45.0 million in fiscal 2001 and $33.5 million in fiscal 2000. The increase in extended warranty revenues over the three year period was due to increased vehicle sales. In addition to increased vehicle sales, the increase in fiscal 2001 was the result of increased warranty penetration. Used vehicles achieve a higher warranty penetration rate than new vehicles.

Service sales were $55.9 million in fiscal 2002, $44.8 million in fiscal 2001 and $32.8 million in fiscal 2000. The increase in fiscal 2002 relates to an overall increase in retail vehicle sales while the increase in fiscal 2001 service sales was due to an overall increase in retail vehicle sales as well as an increased focus on retail service sales.

Processing fees were $24.2 million in fiscal 2002, $18.5 million in fiscal 2001 and $10.5 million in fiscal 2000. Consumers are assessed this fee when selling a vehicle to a CarMax retail location after the appraisal  process. The increase in fiscal 2002 was the result of increased traffic, increased consumer response to CarMax’s vehicle purchase program and an increase in the fee amount. The increase in fiscal 2001 was directly attributable to a full year of processing fees after the mid-year introduction of the fee in fiscal 2000 and increased traffic and consumer response.

Impact Of Inflation.    Inflation has not been a significant contributor to Circuit City Stores’ results. For the Circuit City business, average retail prices have declined in many of Circuit City’s product categories during the past three years. Although product introductions could help reverse this trend in selected areas, we expect no significant short-term change overall. Because we purchase substantially all products sold in Circuit City stores in U.S. dollars, prices are not directly impacted by the value of the dollar in relation to foreign currencies.

For the CarMax business, profitability is based on achieving specific gross profit dollars per vehicle rather than on average retail prices. Because the wholesale market generally adjusts to reflect retail price trends, we believe that if the stores meet inventory turn objectives, then changes in average retail prices will have only a short-term impact on the gross margin and thus profitability.

Cost of Sales, Buying and Warehousing

For Circuit City Stores, the gross profit margin was 20.8% in fiscal 2002, compared with 21.2% in fiscal 2001 and 22.4% in fiscal 2000. The fiscal 2002 gross profit margin includes higher gross profit margins for the Circuit City business and lower gross profit margins for the CarMax business, compared with fiscal 2001. The lower gross profit margin of the CarMax business relative to the Circuit City business and the increased sales contribution from CarMax reduced Circuit City Stores’ overall gross profit margin. Excluding the appliance exit costs and the appliance merchandise markdowns incurred by the Circuit City business in fiscal 2002 and fiscal 2001, Circuit City Stores’ gross profit margin would have been 20.9% in fiscal 2002 and 21.4% in fiscal 2001.

Circuit City Group

For the Circuit City business, the gross profit margin was 24.3% in fiscal 2002, 23.6% in fiscal 2001 and 24.7% in fiscal 2000. The fiscal 2001 gross profit margin was reduced by costs of $28.3 million and merchandise markdowns of $28.0 million associated with the exit from the appliance business. The appliance exit costs included lease terminations, employee severance, fixed-asset impairment and other related costs. The fiscal 2002 gross profit margin was reduced by additional lease termination costs of $10.0 million related to the exit from the appliance business. In the fourth quarter of fiscal year 2002, we increased our liability for lease termination costs related to the appliance exit because of the weakening in the economy and in marketplace demand for commercial properties during the year. Excluding the appliance exit costs and the appliance merchandise markdowns, the gross profit margin would have been 24.4% in fiscal 2002 and 24.1% in fiscal 2001.

The improvement in the gross profit margin in fiscal 2002 reflected solid sales growth in new and better-featured products, which generally carry higher-than-average gross profit margins, and the reduction in personal computer sales, which carry lower-than-average gross profit margins. In fiscal 2001, the decline in the gross profit margin reflected significantly lower appliance gross profit margins prior to the announced plans to exit that business and a merchandise mix that included a high percentage of traditional products that carry lower gross profit margins. The decline was partly offset by lower personal computer sales and continued double-digit sales growth in new technologies and in higher margin categories where selection was expanded as part of the exit from the appliance business.

CarMax Group

For the CarMax business, total gross profit margin was 11.5% in fiscal 2002, 12.0% in fiscal 2001 and 11.0% in fiscal 2000.

Retail Vehicle Gross Profit Margin. The gross profit margin for retail vehicle sales was 9.7% in fiscal 2002, 10.2% in fiscal 2001and 9.8% in fiscal 2000. Used vehicle gross margins were 10.9% in fiscal 2002, 11.4% in fiscal 2001 and 11.1% in fiscal 2000. New vehicle gross margins for this same period were 4.5%, 5.1% and 4.7%, respectively. Although CarMax achieved its specific used vehicle gross profit dollar targets per vehicle, increased average retail prices resulting from a higher mix of later-model used cars, luxury vehicles and sport utility vehicles generated the decline in gross profit as a percentage of sales in fiscal 2002. Used vehicle gross profit dollars are similar across makes and models. Consequently, the gross profit on a higher-priced used vehicle is a lower percentage of the retail selling price than on a more modestly priced vehicle. In fiscal 2002, the new vehicle gross margin decrease was attributable to increases in average retail prices along with a more competitive marketplace. In fiscal 2001, strong inventory management throughout the year, especially during the second half when the model-year transition occurs in the new-car industry, contributed to a higher gross margin on used and new vehicles.

Wholesale Vehicle Gross Profit Margin. The gross profit margin for wholesale sales was 5.6% in fiscal 2002, 6.5% in fiscal 2001 and 3.3% in fiscal 2000. The gross profit margin was relatively stable from fiscal 2001 to fiscal 2002. The increase in gross profit margin in fiscal 2001 was due to an increase in the average gross profit margin dollars per vehicle and to additional auction fees charged to purchasers of wholesale vehicles.

Other Gross Profit Margin. Gross margin for other sales and revenues was 64.6% in both fiscal 2002 and 2001 and 59.2% in fiscal 2000. The increase in fiscal 2001 resulted from the addition of processing fees and an increased focus on retail service.

Selling, General and Administrative Expenses

For Circuit City Stores, selling, general and administrative expenses were 18.1% of sales in fiscal 2002, compared with 19.0% in fiscal 2001 and 18.1% in fiscal 2000.

Circuit City Group

For the Circuit City business, selling, general and administrative expenses were 22.1% of sales in fiscal 2002, compared with 21.7% in fiscal 2001 and 19.6% in fiscal 2000.

The fiscal 2002 expenses included $19.3 million for store remodeling and relocation. In fiscal 2002, we continued to conduct a number of remodeling and remerchandising tests to determine how we can efficiently and effectively upgrade the Circuit City Superstore base. During the year, we fully remodeled 24 Circuit City Superstores, including 10 stores in the Chicago, Illinois, market and two stores in Virginia, and completed a less costly remodel in 12 stores in the Washington, D.C., and Baltimore, Maryland, markets. We also relocated eight Superstores during fiscal 2002. In addition, we tested individual department remodels and display changes in a smaller set of stores. The fiscal 2001 expenses included $41.9 million in remodeling costs, $30.0 million in partial remodeling costs associated with the exit from the appliance business and $5.0 million in severance costs related to a workforce reduction. Excluding these costs and the estimated fiscal 2001 sales disruption during the seven to 10 days of partial remodeling for each store, the expense ratio would have been 21.9% in fiscal 2002 and 20.9% in fiscal 2001.

The fiscal 2002 rise in the expense ratio reflects the 8% decline in total sales. However, selling, general and administrative expenses declined by $92.5 million during this period, exclusive of the remodeling, relocation and severance costs, reflecting cost control and productivity initiatives, including more efficient advertising expenditures. Advertising expense was 3.8% of sales in fiscal 2002, 4.0% in fiscal 2001 and 3.7% in fiscal 2000. An increased contribution from the finance operation also reduced net selling, general and administrative expenses in fiscal 2002.

Increased expenses and the decline in sales produced the expense ratio rise in fiscal 2001. In addition to the remodeling and severance costs previously noted, fiscal 2001 selling, general and administrative costs included a higher level of advertising costs than in the prior fiscal year.

Finance Operation. For the past three years, pretax finance operation income, which is recorded as a reduction to selling, general and administrative expenses, was as follows:

	Years Ended February 28 or 29
(Amounts in millions)	2002	2001	2000
Securitization income	$226.5	$198.8	$242.2
Payroll and fringe expenses	41.6	43.0	46.8
Other direct expenses	78.7	79.0	94.0

Finance operation income	$106.2	$76.8	$101.4

Receivables generated by the Circuit City finance operation are sold through securitization transactions. Circuit City continues to service the securitized receivables for a fee. For the year ended February 28, 2002, serviced receivables averaged $2.65 billion compared to $2.72 billion for the year ended February 28, 2001. Included in securitization income is the gain on the sale of these receivables and other income related to servicing these receivables. Future finance income from securitized credit card receivables that exceeds the sum of the contractually specified investor returns and servicing fees (interest-only strips) is carried at fair value and amounted to $131.9 million at February 28, 2002, and $131.0 million at February 28, 2001. The change in the interest-only strips for securitization transactions was a $0.9 million increase for fiscal 2002 and a $5.7 million decrease for fiscal 2001.

The key assumptions and estimates in determining the fair value of interest-only strips include management’s projections of key factors, such as finance charge income, default rates, payment rates, forward interest rate curves and discount rates appropriate for the type of asset and risk. Management reviews the assumptions and estimates used in determining the fair value of the interest-only strips on a quarterly basis. If these assumptions change or the actual results differ from the projected results, securitization income would be affected. The decrease for the year ended February 28, 2001 was primarily the result of an increase in the default assumption. During months of increasing interest rates, the securitization trusts experience reduced spreads between interest received and interest paid due to the time lag between Federal Reserve actions and when the rate increases can be passed on and collected from credit card holders. This is the case when interest rate ceilings are not in effect for cardholders. The reverse is true during periods of decreasing rates.

The reduction in securitization income from fiscal 2000 to fiscal 2001 was the result of a decrease in the fair value of the interest-only strips of $5.7 million for fiscal 2001 compared with a $10.0 million increase for fiscal 2000, and an increase in interest costs of the securitization trusts. From fiscal 2001 to fiscal 2002, the increase in securitization income was the result of a reduction in interest costs, which was partially offset by an increase in defaults.

From fiscal 2000 to fiscal 2001 other direct expenses declined by $15.0 million, largely as a result of implementing new collection strategies that allowed the finance operation to reduce payroll costs, at the same time, significantly reducing reliance on third party collection agencies. Payroll expenses generally vary with the size of the serviced portfolio, and decreased only slightly in fiscal 2002 and in fiscal 2001. For the Circuit City group, the finance operation income does not include any allocation of indirect costs or income. Examples of indirect costs not included are corporate expenses such as human resources, administrative services, marketing, information systems, accounting, legal, treasury, and executive payroll as well as retail store expenses. Other direct expenses, which did not change significantly in fiscal 2002 from fiscal 2001, include third party data processing, rent, credit promotion expenses, Visa and MasterCard fees, and other operating expenses.

CarMax Group

For the CarMax business, selling, general and administrative expenses were 7.2% of total sales in fiscal 2002, 8.9% in fiscal 2001 and 10.4% in fiscal 2000.

The improvement in the fiscal 2002 expense ratio reflects significant expense leverage generated by strong comparable store sales growth and continued expense management, particularly of non-store expenses, the benefit of which more than offset higher second half expenses related to renewed geographic expansion. In addition, a lower cost of funds increased yield spreads and contributed to higher profits from the finance operation in fiscal 2002. The decline in the fiscal 2001 expense ratio reflects leverage from strong comparable store sales growth, more efficient advertising expenditures and overall improvements in store productivity, including those achieved through the hub-and-satellite operating strategy that we adopted in multi-store markets. Advertising expense was 1.3% of total sales in fiscal 2002, 1.6% in fiscal 2001 and 2.2% in fiscal 2000.

In fiscal 2001, the improvement in the expense ratio was partly offset by an $8.7 million write-off of goodwill associated with two underperforming stand-alone new-car franchises. Excluding these costs, the fiscal 2001 expense ratio would have been 8.6%. The fiscal 2000 expense ratio reflects $4.8 million in charges related to lease termination costs on undeveloped property and a write-down of assets associated with excess property for sale. Excluding these costs, the fiscal 2000 expense ratio would have been 10.2%.

Finance Income.     For the years ended February 28, 2002, 2001 and 2000, pretax finance income, which is recorded as a reduction to selling, general and administrative expenses, was as follows:

	Years Ended February 28 or 29
(Amounts in millions)	2002	2001	2000
Securitization income	$78.1	$51.5	$36.8
Payroll and fringe expenses	5.7	4.2	3.4
Other direct expenses	5.9	4.5	3.4

Finance operation income	66.5	42.8	30.0
Third-party financing fees	15.7	11.5	9.8

Total finance income	$82.2	$54.3	$39.8

Receivables generated by the CarMax finance operation are sold through securitization transactions. CarMax continues to service these receivables in exchange for a contractually specified servicing fee. For the year ended February 28, 2002, serviced receivables averaged $1.37 billion compared with $1.07 billion for the year ended February 28, 2001, and $755.9 million for the year ended February 29, 2000.

For the CarMax group, securitization income includes gains on sale of receivables and other income related to servicing these receivables. For the year ended February 28, 2002, CarMax recorded gains on sale of $56.4 million compared with $35.4 million for the year ended February 28, 2001, and $17.5 million for the year ended February 29, 2000. The changes from year to year result from an increase in loan origination volume driven by increased sales each year and increases in yield on the serviced receivables. In recording these gains, management estimates key assumptions such as finance charge income, default rates, payment rates and discount rates appropriate for the type of asset and risk. If these assumptions change, or the actual results differ from the projected results, securitization income would be affected.

Direct expenses include collection expenses, rent and facility expenses and loan processing costs. On a year to year basis, payroll, fringes and other direct expenses increased proportionately to the average managed receivable balance. For the CarMax group, finance operation income does not include any allocation of indirect costs or income. Examples of indirect costs not included are corporate expenses such as human resources, administrative services, marketing, information systems, accounting, legal, treasury and executive payroll as well as retail store expenses.

Fees received from arranging customer automobile financing through third parties were $15.7 million for the year ended February 28, 2002, $11.5 million for the year ended February 28, 2001, and $9.8 million for the year ended February 29, 2000. The change on a year to year basis was a result of the total increase in retail vehicle sales over the three-year period.

Interest Expense

Interest expense was less than 0.1% of total sales in fiscal 2002, 0.1% in fiscal 2001 and 0.2% in fiscal 2000. The fiscal 2002 decline in the interest expense ratio reflects a decline in total debt of Circuit City Stores and lower interest rates. Refer to the “Financing Activities” section below for further information on changes in debt.

Income Taxes

The effective income tax rate was 38.0% in fiscal 2002, fiscal 2001 and fiscal 2000.

Earnings from Continuing Operations

Earnings from continuing operations for Circuit City Stores were $218.8 million in fiscal 2002, compared with $160.8 million in fiscal 2001 and $327.8 million in fiscal 2000. Increased earnings posted by both the Circuit City and CarMax businesses drove the fiscal 2002 improvement. The decline in fiscal 2001 reflects the lower earnings for the Circuit City business, partly offset by the increased earnings achieved by the CarMax business.

In a public offering completed during the second quarter of fiscal 2002, Circuit City Stores sold 9,516,800 shares of CarMax Group Common Stock that previously had been reserved for the Circuit City group or for issuance to holders of Circuit City Group Common Stock. With the impact of the offering, 69.2% of the CarMax group’s earnings were attributed to the Circuit City group’s reserved CarMax group shares in fiscal 2002. In fiscal 2001, 74.6% of the CarMax group’s earnings were attributed to the Circuit City group’s reserved CarMax group shares, and in fiscal 2000, 77.1% of the CarMax group’s earnings were attributed to the Circuit City group’s reserved CarMax group shares.

Circuit City Group

For the Circuit City business, earnings from continuing operations before the income attributed to the reserved CarMax group shares were $128.0 million, or 62 cents per Circuit City group share, in fiscal 2002, compared with $115.2 million, or 56 cents per Circuit City group share, in fiscal 2001 and $326.7 million, or $1.60 per Circuit City group share, in fiscal 2000. Excluding in fiscal 2002 the remodel and relocation expenses and lease termination costs related to the appliance exit, and in fiscal 2001 the estimated sales disruption during the seven to 10 days of partial remodeling, appliance exit costs, appliance merchandise markdowns, remodel and relocation expenses and severance costs related to the workforce reduction, earnings from continuing operations before the income attributed to the reserved CarMax group shares would have been $146.2 million, or 71 cents per Circuit City group share, in fiscal 2002 and $205.1 million, or $1.00 per Circuit City group share, in fiscal 2001.

The net earnings attributed to the Circuit City group’s reserved CarMax group shares were $62.8 million, or 30 cents per Circuit City group share, in fiscal 2002, compared with $34.0 million, or 17 cents per Circuit City group share, in fiscal 2001 and $862,000 in fiscal 2000.

Earnings from continuing operations attributed to the Circuit City group, including income attributed to the reserved CarMax group shares, were $190.8 million, or 92 cents per Circuit City group share, in fiscal 2002; $149.2 million, or 73 cents per Circuit City group share, in fiscal 2001; and $327.6 million, or $1.60 per Circuit City group share, in fiscal 2000.

	Circuit City Group Diluted Earnings per Share from Continuing Operations
Fiscal	2002	2001	2000
Circuit City Business	$0.71	$1.00	$1.60
Impact of Appliance Exit Costs	(0.03)	(0.09)	–
Impact of Appliance Merchandise Markdowns (1)	–	(0.08)	–
Impact of Partial Remodel Costs (2)	–	(0.09)	–
Impact of Estimated Sales Disruption	–	(0.03)	–
Impact of Remodel and Relocation Costs (2)	(0.06)	(0.13)	–
Impact of Workforce Reduction Costs (2)	–	(0.02)	–
Reserved CarMax Group Shares	0.30	0.17	–

Circuit City Group	$0.92	$0.73	$1.60

(1)	Reflected as a reduction in gross profit margins.
(2)	Reflected as an increase in selling, general and administrative expenses.

CarMax Group

For the CarMax business, net earnings were $90.8 million in fiscal 2002, $45.6 million in fiscal 2001 and $1.1 million in fiscal 2000. Excluding the write-off of goodwill, net earnings would have been $51.0 million in fiscal 2001. Excluding lease termination costs and the write-down of assets, net earnings would have been $4.1 million in fiscal 2000. Net earnings attributed to the outstanding CarMax Group Common Stock were $28.0 million, or 82 cents per share, in fiscal 2002; $11.6 million, or 43 cents per share, in fiscal 2001; and $256,000, or 1 cent per share, in fiscal 2000. The net earnings attributed to the outstanding CarMax Group Common Stock grew faster than total net earnings and net earnings per outstanding CarMax group share because of the impact of the public offering of CarMax group shares during the second quarter of fiscal 2002.

Loss from Discontinued Operations

On June 16, 1999, Digital Video Express announced that it would cease marketing of the Divx home video system and discontinue operations, but existing, registered customers would be able to view discs during a two-year phase-out period. The operating results of Divx and the loss on disposal of the Divx business have been segregated from continuing operations and reported as separate line items, after tax, on Circuit City Stores’ consolidated statement of earnings for fiscal 2000.

In fiscal 2000, the loss from the discontinued Divx operations totaled $16.2 million after an income tax benefit of $9.9 million. The loss on the disposal of the Divx business totaled $114.0 million after an income tax benefit of $69.9 million. The loss on the disposal included a provision for operating losses to be incurred during the phase-out period. It also included provisions for commitments under licensing agreements with motion picture distributors, the write-down of assets to net realizable value, lease termination costs, employee severance and benefit costs and other contractual commitments.

As of February 28, 2002, entities comprising the discontinued Divx operations have been dissolved. The remaining liabilities, totaling $18.5 million, have been assumed by Circuit City Stores and are included in the consolidated balance sheet.

Net Earnings

Net earnings for Circuit City Stores were $218.8 million in fiscal 2002, $160.8 million in fiscal 2001 and $197.6 million in fiscal 2000.

Financial Condition—Fiscal Years 2002, 2001 and 2000

Liquidity and Capital Resources

Cash Flow Highlights

	Years Ended February 28 or 29
(Amounts in millions)	2002	2001	2000
Net earnings from continuing operations	$218.8	$160.8	$327.8
Depreciation and amortization	$150.7	$153.1	$148.2
Provision for deferred income taxes	$31.2	$19.8	$43.1
Cash provided by (used for) working capital, net	$336.7	$(165.7)	$122.4
Cash provided by operating activities	$837.2	$167.1	$638.3
Purchases of property and equipment	$(214.0)	$(285.6)	$(222.3)
Proceeds from sales of property and equipment, net	$187.4	$115.7	$100.2
Net decrease in short-term and long-term debt	$(123.4)	$(179.9)	$(7.7)
Proceeds from CarMax stock offering, net	$139.5	–	–

Cash Provided By Operations.    Circuit City Stores generated net cash from operating activities of $837.2 million in fiscal 2002, compared with $167.1 million in fiscal 2001 and $638.3 million in fiscal 2000. The fiscal 2002 improvement primarily resulted from working capital efficiencies and a $58.0 million increase in net earnings. Improved supply chain management in the Circuit City business contributed to a $192.0 million reduction in working capital used for inventories in fiscal 2002 compared with fiscal 2001. Increases in accounts payable, accrued expenses and other current liabilities, and accrued income taxes reduced working capital by an additional $401.0 million in fiscal 2002 compared with fiscal 2001. The increase in accounts payable primarily reflects extended payment terms achieved through supply chain management in the Circuit City business. The fiscal 2001 decline in cash provided by operating activities was largely a function of lower net earnings for the Circuit City business and an increase in working capital, partly offset by the increase in earnings for the CarMax business.

Investing Activities.    Net cash used in investing activities was $26.6 million in fiscal 2002, compared with $171.2 million in fiscal 2001 and $157.0 million in fiscal 2000. Capital expenditures were $214.0 million in fiscal 2002, $285.6 million in fiscal 2001 and $222.3 million in fiscal 2000. Fiscal 2002 capital expenditures included spending for the construction of 11 new and eight relocated Circuit City Superstores, $19.8 million of capitalized Circuit City remodeling expenditures and the construction of two standard-sized CarMax used-car superstores, one of which opened during the first quarter of fiscal 2003, and one satellite used-car superstore. Fiscal 2001 capital expenditures included spending for the construction of 23 new and two relocated Circuit City Superstores and $106.0 million of capitalized Circuit City remodeling expenditures associated with full remodels of 26 superstores primarily in south or central Florida, and partial remodels associated with the exit from the appliance business. Fiscal 2000 capital expenditures included spending for the construction of 34 new and four relocated Circuit City Superstores and four CarMax used-car superstores.

Capital expenditures have been funded primarily through internally generated funds, sale-leaseback transactions, landlord reimbursements and short- and long-term debt. Net proceeds from sales of property and equipment, including sale-leasebacks, totaled $187.4 million in fiscal 2002, $115.7 million in fiscal 2001 and $100.2 million in fiscal 2000. In August 2001, Circuit City completed a sale-leaseback transaction for its Orlando, Fla., distribution center, from which total proceeds of $19.5 million were received. In November 2001, we completed a sale-leaseback transaction for Circuit City’s Marion, Ill., distribution center, from which total proceeds of $29.0 million were received. In August 2001, CarMax entered into a sale-leaseback transaction covering nine superstore properties for an aggregate sale price of $102.4 million. This transaction, which represented the first sale-leaseback entered into by CarMax without a Circuit City Stores guarantee, was structured at competitive rates with an initial lease term of 15 years and two 10-year renewal options.

In fiscal 2003, we anticipate capital expenditures for the Circuit City business of approximately $150 million. In fiscal 2003, the Circuit City business plans to open approximately 10 Superstores, remodel the video department and install lighting upgrades in approximately 300 Superstores and relocate approximately 10 Superstores. We expect Circuit City will continue incurring remodeling and relocation costs in fiscal years 2004 and 2005.

In fiscal 2003, we anticipate capital expenditures for the CarMax business of approximately $175 million. CarMax planned expenditures primarily relate to new store construction, including furniture, fixtures and equipment and land purchases, and leasehold improvements to existing properties. CarMax expects to open four to six stores during fiscal 2003, approximately one half of which will be satellite stores, and, assuming the business continues to meet our expectations, 22 to 30 stores over the following four years. We expect the initial cash investment per store to be in the range of $20 million to $27 million for a standard superstore and $10 million to $15 million for a satellite store. If CarMax takes full advantage of building and land sale-leasebacks, then we expect the net cash used to fund a new store will be $8 million to $12 million for a standard superstore and $5 million to $7 million for a satellite superstore. As a new store matures, sales financed through CarMax’s finance operation will require additional use of capital in the form of a seller’s interest in the receivables or reserves. For a standard used-car superstore, we would expect the cash investment for the seller’s interest to range from $0.8 million to $1.5 million at the end of the first year of operation, growing to $2.2 million to $3.4 million after five years of operation.

For Circuit City Stores, we expect that available cash resources, CarMax’s anticipated credit agreement secured by vehicle inventory, sale-leaseback transactions, landlord reimbursements and cash generated by operations will be sufficient to fund capital expenditures for the foreseeable future.

Financing Activities.    In December 2001, CarMax entered into an $8.5 million secured promissory note in conjunction with the purchase of land for new store construction. This note, which is payable in August 2002, was included in short-term debt as of February 28, 2002.

As scheduled, Circuit City Stores used existing working capital to repay a $130 million term loan in fiscal 2002 and a $175 million term loan in fiscal 2001. At February 28, 2002, a $100 million outstanding term loan due in July 2002 was classified as a current liability. Although Circuit City Stores has the ability to refinance this debt, we intend to repay it using existing working capital.

At February 28, 2002, Circuit City Stores had cash and cash equivalents of $1.25 billion and total outstanding debt of $126.4 million. Circuit City Stores maintains a $150 million unsecured revolving credit facility that expires on August 31, 2002. Circuit City Stores does not anticipate renewing this facility. Circuit City Stores also maintains $195 million in committed seasonal lines of credit that are renewed annually with various banks. At February 28, 2002, total balances of $1.8 million were outstanding under these facilities.

During the first quarter of fiscal 2003, CarMax entered into a multi-year, $200 million credit agreement secured by vehicle inventory. We anticipate that some of the proceeds from the agreement will be used for the repayment of allocated debt; the payment on the separation date of a one-time special dividend to Circuit City Stores, currently estimated to be between $25 million and $35 million; the payment of transaction expenses incurred in connection with the separation; and general corporate purposes. Refer to “Contractual Obligations” for further discussion of the special dividend payment. See “Contingent Lease Obligations Retained by Circuit City Stores” on page 41.

Receivables generated by the Circuit City and CarMax finance operations are funded through securitization transactions in which the finance operations sell their receivables while retaining servicing rights. These securitization transactions provide an efficient and economical means of funding credit card and automobile loan receivables. For transfers of receivables that qualify as sales under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” we recognize gains and losses as a component of the profits of Circuit City’s or CarMax’s finance operation.

On a daily basis, Circuit City’s finance operation sells its private-label credit card and MasterCard and VISA credit card, referred to as bank card, receivables to special purpose subsidiaries, which, in turn, transfer the receivables to two separate securitization master trusts. The master trusts periodically issue asset-backed securities in public offerings and private transactions, and the proceeds are distributed through the special purpose subsidiaries to Circuit City’s finance operation. The special purpose subsidiaries retain an undivided interest in the transferred receivables and hold various subordinated asset-backed securities that serve as credit enhancement for the asset-backed securities held by outside investors. Circuit City’s finance operation continues to service the transferred receivables for a fee.

The private-label and bankcard master trusts each have issued multiple series of asset-backed securities, referred to as term securities, having fixed initial principal amounts. Investors in the term securities are entitled to receive monthly interest payments and a single principal payment on a stated maturity date. In addition, each master trust has issued a series of asset-backed securities, referred to as variable funding securities, having a variable principal amount. Investors in the variable funding securities are generally entitled to receive monthly interest payments and have committed to acquire additional undivided interests in the transferred receivables up to a stated amount through a stated commitment termination date. The commitment under the private-label variable funding series is currently scheduled to expire on December 13, 2002, and the commitment under the bankcard variable funding series is currently scheduled to expire on October 24, 2002. We expect that the commitment termination dates of both variable funding series will be extended. If certain events were to occur, principal payment dates for the term series would be accelerated, the variable funding commitments would terminate and the variable funding investors would begin to receive monthly principal payments until paid in full.

At February 28, 2002, the aggregate principal amount of securitized credit card receivables totaled $1.31 billion under the private-label program and $1.49 billion under the bankcard program. At February 28, 2002, the unused capacity of the private-label variable funding program was $22.9 million and the unused capacity of the bankcard variable funding program was $496.5 million. At February 28, 2002, there were no provisions providing recourse to Circuit City Stores for credit losses on the receivables securitized through the private-label or bankcard master trusts.

We have conducted tests of a co-branded Circuit City bankcard, which offers more utility to the customer than the private-label card. We are considering transitioning our private-label program to this card.

On a monthly basis, CarMax’s finance operation sells its automobile loan receivables to a special purpose subsidiary, which, in turn, transfers the receivables to a group of third-party investors. The investors sell commercial paper backed by the transferred receivables, and the proceeds are distributed through the special purpose subsidiary to CarMax’s finance operation. The special purpose subsidiary retains a subordinated interest in the transferred receivables. CarMax’s finance operation continues to service the transferred receivables for a fee. The investors are generally entitled to receive monthly interest payments and have committed to acquire additional undivided interests in the transferred receivables up to a stated amount through June 26, 2003. If certain events were to occur, the commitment to acquire additional undivided interests would terminate and the investors would begin to receive monthly principal payments until paid in full. At February 28, 2002, the unused capacity of this program was $211.0 million.

CarMax’s finance operation periodically refinances its automobile loan receivables through the public issuance of asset-backed securities. The finance operation sells the receivables to be refinanced to a special purpose subsidiary, which, in turn, transfers the purchased receivables to a securitization trust. The securitization trust then issues asset-backed securities secured by the transferred receivables in public offerings, and the proceeds are distributed through the special purpose subsidiary to CarMax’s finance operation. CarMax continues to service the transferred receivables for a fee. Asset-backed securities were issued totaling $644.0 million in October 1999, $655.4 million in January 2001 and $641.7 million in November 2001.

At February 28, 2002, the aggregate principal amount of securitized automobile loan receivables totaled $1.54 billion. At February 28, 2002, there were no provisions providing recourse to Circuit City Stores for credit losses on the securitized automobile loan receivables.

We anticipate that we will be able to expand or enter into new securitization arrangements to meet future needs of both the Circuit City and CarMax finance operations.

During the second quarter of fiscal 2002, Circuit City Stores completed the public offering of 9,516,800 shares of CarMax Group Common Stock. The shares sold in the offering were shares of CarMax Group Common Stock that previously had been reserved for the Circuit City group or for issuance to holders of Circuit City Group Common Stock. The net proceeds of $139.5 million from the offering were allocated to the Circuit City group to be used for general purposes of the Circuit City business, including remodeling of Circuit City Superstores.

Contractual Obligations (1)

			2 to 3	4 to 5	After 5
(Amounts in millions)	Total	1 Year	Years	Years	Years
Contractual obligations:
Long-term debt	$104.5	$101.5	$2.6	$0.4	$–
Promissory note	8.5	8.5	–	–	–
Capital lease obligations	11.6	0.6	1.3	1.7	8.0
Operating leases	4,801.8	339.2	672.3	659.1	3,131.2
Lines of credit	1.8	1.8	–	–	–
Other contractual obligations	18.5	18.5	–	–	–

Total	$4,946.7	$470.1	$676.2	$661.2	$3,139.2

(1)	Amounts are based on the capital structure of Circuit City Stores as of February 28, 2002. Future obligations depend upon the final outcome of the proposed separation of CarMax.

CarMax currently operates 23 of its sales locations pursuant to various leases under which Circuit City Stores was the original tenant and primary obligor. Circuit City Stores, and not CarMax, had originally entered into these leases so that CarMax could take advantage of the favorable economic terms available to us as a large retailer. We have assigned each of these leases to CarMax. Despite the assignment and pursuant to the terms of the leases, we remain contingently liable under the leases. For example, if CarMax were to fail to make lease payments under one or more of the leases, we may be required to make those payments on CarMax’s behalf. In recognition of this ongoing contingent liability, CarMax has agreed to make a one-time special dividend payment to Circuit City Stores on the separation date, assuming the separation is completed. We currently expect this special dividend to be $28.4 million.

Capital Structure

Total assets at February 28, 2002, were $4.54 billion, up $668.1 million, or 17%, since February 28, 2001. An $805.4 million increase in cash, partly offset by a $124.3 million decrease in inventory, was the primary contributor to the increase in total assets.

During fiscal 2002, stockholders’ equity increased 16% to $2.73 billion. Capitalization for the past five years is illustrated in the “Capitalization” table that follows. The return on equity was 8.6% in fiscal 2002, compared with 7.1% in fiscal 2001.

Historically, the groups have relied on the cash or external debt of Circuit City Stores to provide working capital needed to fund net assets not otherwise financed through sale-leasebacks or the securitization of receivables. Most of the financial activities of each group are managed by Circuit City Stores on a centralized basis and are dependent on the financial condition of Circuit City Stores or, in some cases, its separate businesses. These financial activities have included the investment of surplus cash, issuance and repayment of debt, securitization of receivables, sale-leasebacks of real estate and inter-group loans.

In February 2002, Circuit City Stores announced plans to separate the CarMax business from the Circuit City business in a tax-free transaction in which CarMax, Inc., presently a wholly owned subsidiary of Circuit City Stores, would become an independent, separately traded public company. The separation plan calls for Circuit City Stores to redeem all outstanding shares of CarMax Group Common Stock in exchange for shares of common stock of CarMax, Inc. Simultaneously, shares of CarMax, Inc. common stock, representing the shares of CarMax Group Common Stock reserved for the holders of Circuit City Group Common Stock, would be distributed as a tax-free dividend to the holders of Circuit City Group Common Stock.

Capitalization

Fiscal	2002		2001		2000		1999		1998
(Dollar amounts in millions)	$	%	$	%	$	%	$	%	$	%
Long-term debt, excluding current installments	$14.1	1%	$116.1	5%	$249.2	10%	$426.6	17%	$424.3	18%
Other long-term liabilities	149.6	5	107.1	4	157.8	6	149.7	6	171.5	7
Total stockholders’ equity	2,734.4	94	2,356.5	91	2,142.2	84	1,905.1	77	1,730.0	75

Total capitalization	$2,898.1	100%	$2,579.7	100%	$2,549.2	100%	$2,481.4	100%	$2,325.8	100%

Results of Operations—Three Months Ended May 31, 2002 and 2001

Effective in the first quarter of fiscal 2003, Circuit City Stores adopted Emerging Issues Task Force No. 00-14, “Accounting for Certain Sales Incentives,” which provides that sales incentives, such as mail-in rebates, offered to customers should be classified as a reduction of revenue. Previously, Circuit City Stores recorded these rebates in cost of sales, buying and warehousing. These rebate amounts totaled $11.0 million in the first quarter of fiscal 2002 and have been reclassified on the statement of earnings.

Effective in the first quarter of fiscal 2003, CarMax classifies revenue from the sale of wholesale vehicles in net sales and operating revenues. Previously, CarMax wholesale vehicle sales were recorded as reductions to cost of sales. The reclassification of wholesale sales to sales increased sales and cost of sales by $84.5 million for the quarter ended May 31, 2001. An additional reclassification between sales and cost of sales made to conform to the current presentation decreased sales and cost of sales by $2.3 million for the quarter ended May 31, 2001.

Net Sales and Operating Revenues

Circuit City Stores, Inc.

Total sales for Circuit City Stores for the first quarter of fiscal 2003 were $3.12 billion, an increase of 13% from $2.75 billion for the same period last year.

Circuit City Store’s operations, in common with other retailers in general, are subject to seasonal influences. Historically, the Circuit City business has realized more of its net sales and net earnings in the fourth quarter, which includes the December holiday selling season, than in any other fiscal quarter. The CarMax business, however, has experienced more of its net sales in the first half of the fiscal year. The net earnings of any quarter are seasonally disproportionate since administrative and certain operating expenses remain relatively constant during the year. Therefore, quarterly results should not be relied upon as necessarily indicative of results for the entire fiscal year.

Circuit City Group

Total sales for the Circuit City group for the first quarter of fiscal 2003 increased 13% to $2.12 billion from $1.87 billion in last year’s first quarter. Comparable store sales increased 12% for the first quarter of fiscal 2003 and decreased 25% for the first quarter of fiscal 2002. Circuit City stores are included in comparable store sales after the store has been open for a full year.

The comparable store sales pace strengthened as the first quarter progressed, reflecting the growing consumer response to our customer service initiatives, aggressive promotions in traffic-building categories and on entry-level products and a stronger inventory position in specific product categories.

First quarter Circuit City sales for fiscal 2003 reflected continued progress in both the high-service and packaged goods arenas. We posted strong sales growth in focus categories such as video, including big-screen televisions, DVD players and digital satellite systems; and wireless communications, and in self-serve product selections, including DVD software and video game hardware, software and accessories. We experienced improving trends in information technology products, with PC sales growth driven by strong sales of notebook computers and a more competitive promotional stance compared with last fiscal year’s first quarter.

The percent of merchandise sales represented by each major product category during the first quarter of fiscal years 2003 and 2002 were as follows:

Circuit City Percent of Merchandise Sales by Category
	Three Months Ended May 31,
	2002	2001
Video	40%	37%
Audio	15	17
Information technology	34	36
Entertainment	11	10

Total	100%	100%

In most states, Circuit City sells extended warranty programs on behalf of unrelated third parties who are the primary obligors. Under these third-party warranty programs, we have no contractual liability to the customer. In the three states where third-party warranty sales are not permitted, Circuit City sells an extended warranty for which we are the primary obligor. The total extended warranty revenue that is reported in total sales was $87.9 million, or 4.2% of sales in the first quarter of fiscal 2003, compared with $80.1 million, or 4.3% of sales in last year’s first quarter.

The following table provides details on the Circuit City retail units:

Circuit City Store Mix
	May 31, 2002	May 31, 2001	Estimate Feb. 28, 2003	Feb. 28, 2002
Superstores	603	594	611	604
Mall-based Express stores	19	32	18	20

Total	622	626	629	624

Circuit City expects to open approximately eight Superstores and relocate an estimated 10 Superstores in the current fiscal year. In the first quarter of fiscal 2003, we closed one Superstore, relocated two Superstores and closed one mall-based Express store.

CarMax Group

Total sales for the CarMax group for the first quarter of fiscal 2003 increased 14% to $1.00 billion from $879.0 million in last year’s first quarter.

Retail Vehicle Sales.    Retail vehicle sales for CarMax increased 14% to $870.1 million in the first quarter of fiscal 2003 from $761.0 million in the first quarter of fiscal 2002. In the first quarter of fiscal 2003, used vehicle sales increased 20% to $737.8 million from $615.1 million in the first quarter of fiscal 2002. In the first quarter of fiscal 2003, new vehicle sales decreased 9% to $132.3 million from $145.8 million in the first quarter of fiscal 2002. CarMax stores are included in comparable store retail sales after the store has been open for a full year.

Comparable store vehicle dollar and unit sales for the first quarter of fiscal years 2003 and 2002 were as follows:

CarMax Comparable Store Sales Change
	Three Months Ended May 31,
	2002	2001
Vehicle dollars:
Used vehicles	14%	28%
New vehicles	(4)%	23%
Total	11%	27%
Vehicle units:
Used vehicles	12%	20%
New vehicles	(4)%	19%
Total	10%	20%

The overall increase in retail sales is attributed to the 12% sales growth in comparable store used-unit sales, the three additional CarMax stores opened since the first quarter of fiscal 2002 and the slight increase in the average retail selling price for used vehicles. The comparable store new-unit sales decline was in line with the new-car industry’s performance.

CarMax Average Retail Selling Price
	Three Months Ended May 31,
	2002	2001
Used vehicles	$15,500	$15,100
New vehicles	$23,000	$23,200
Blended average	$16,300	$16,200

CarMax Retail Vehicle Sales Mix
	Three Months Ended May 31,
	2002	2001
Vehicle dollars:
Used vehicles	85%	81%
New vehicles	15	19

Total	100%	100%

Vehicle units:
Used vehicles	89%	87%
New vehicles	11	13

Total	100%	100%

Wholesale Vehicle Sales.    Wholesale vehicle sales totaled $92.5 million in the first quarter of fiscal 2003, compared with $84.5 million in the same period last year. The increase was consistent with increased traffic at CarMax stores.

Other Sales and Revenues.    Other sales and revenues include extended warranty revenues, service department sales and processing fees collected from consumers for the purchase of their vehicles at a CarMax retail location and totaled $39.0 million in the first quarter of fiscal 2003, compared with $33.5 million in the same period last year.

CarMax sells extended warranties on behalf of unrelated third parties who are the primary obligors. Under these third-party warranty programs, CarMax has no contractual liability to the customer. Extended warranty revenue was $16.7 million in the first quarter of fiscal 2003 and $13.5 million in the first quarter of fiscal 2002. The increase reflects improved penetration and strong sales growth for used cars, which achieve a higher extended warranty penetration rate than new cars.

Service sales were $15.5 million in the first quarter of fiscal 2003, compared with $13.9 million in the same period last year. The increase relates to the overall increase in CarMax’s customer base.

Processing fees were $6.8 million in the first quarter of fiscal 2003, compared with $6.1 million in the same period last year. Consumers are assessed this fee when selling a vehicle to a CarMax retail location after the appraisal process. The increase was the result of increased traffic and increased consumer response to CarMax’s vehicle purchase program.

Retail Stores.    During the first quarter of fiscal 2003, we integrated the new-car stand-alone Chrysler franchise in the Orlando, Florida, market with an existing CarMax superstore and opened a standard-sized superstore in the mid-sized market of Sacramento, California. CarMax expects to open four to five stores in the second half of the fiscal year, including entries into the Knoxville, Tennessee, and Las Vegas, Nevada, markets.

The following table provides detail on the CarMax retail stores:

	May 31, 2002	May 31, 2001	Estimate Feb. 28, 2003	Feb. 28, 2002
Mega superstores	13	13	13	13
Standard superstores	18	16	20	17
Prototype satellite stores	5	4	8	5
Co-located new-car stores	2	2	2	2
Stand-alone new-car stores	2	5	2	3

Total	40	40	45	40

Cost of Sales, Buying and Warehousing

Circuit City Stores, Inc.

The gross profit margin for Circuit City Stores was 20.2% of sales in the first quarter of fiscal 2003, compared with 20.6% in the same period last year.

Circuit City Group

The gross profit margin for the Circuit City group was 24.2% of sales in the first quarter of fiscal 2003, compared with 24.7% in the same period last year. The first quarter gross profit margin decline reflects our more competitive product selection and pricing throughout the quarter, as well as our response to more aggressive offers from competitors, and the resulting sales mix. Circuit City experienced some trade-off in gross margin for sales growth, as we chose to be more aggressive in promoting traffic-driving and entry-level products.

CarMax Group

Total gross profit margin for the CarMax group was 11.8% of sales in the first quarter of both fiscal 2003 and fiscal 2002.

Retail Vehicle Gross Profit Margin.    The retail vehicle gross profit margin was 9.9% in the first quarter of fiscal 2003 versus 10.0% for the same period last year. CarMax achieved its average per unit gross profit targets on used cars; however, the positive gross margin impact of a higher percentage of used cars in the mix was substantially offset by the higher average retails on used cars, which reduced the used-car margin on a percentage basis. The result was a retail vehicle gross profit margin that slightly declined in relation to last year’s first quarter.

Wholesale Vehicle Gross Profit Margin.    The wholesale vehicle gross profit margin was 6.7% in the first quarter of fiscal 2003, compared with 5.6% for the same period last year. Both the average wholesale cost and average wholesale sales price declined compared with the first quarter of fiscal 2002; however, the decrease in the average wholesale sales price was less than the decrease in the average wholesale cost.

Other Gross Profit Margin.    The gross profit margin for other sales and revenues was 66.5% in the first quarter of fiscal 2003, compared with 68.1% for the same period last year.

Selling, General and Administrative Expenses

Circuit City Stores, Inc.

The selling, general and administrative expense ratio for Circuit City Stores was 18.7% of sales in the first quarter of fiscal 2003, compared with 19.5% for the same period last year. See below for finance income disclosure.

Circuit City Group

The selling, general and administrative expense ratio for the Circuit City group was 24.3% of sales in the first quarter of fiscal 2003, compared with 25.5% for the same period last year. This decline was principally a result of the leverage achieved through increased sales.

Finance Operation.    For the first quarter of fiscal 2003 and 2002, pretax finance operation income, which is recorded as a reduction to selling, general and administrative expenses, was as follows:

	Three Months Ended May 31,
(Amounts in millions)	2002	2001
Securitization income	$50.5	$59.7
Payroll and fringe expenses	10.7	10.3
Other direct expenses	19.4	19.9

Finance operation income	$20.4	$29.5

Receivables generated by the Circuit City finance operation are sold through securitization transactions. Circuit City continues to service the securitized receivables for a fee. For the quarter ended May 31, 2002, serviced receivables averaged $2.78 billion compared with $2.64 billion for the quarter ended May 31, 2001.

Included in securitization income is the gain on the sale of these receivables and other income related to servicing these receivables. Future finance income from securitized credit card receivables that exceeds the sum of the contractually specified investor returns and servicing fees (interest-only strips) is carried at fair value and amounted to $126.8 million at May 31, 2002, and $134.8 million at May 31, 2001. The key assumptions and estimates in determining the fair value of interest-only strips include management’s projections of key factors, such as finance charge income, default rates, payment rates, forward interest rate curves and discount rates appropriate for the type of asset and risk. Based on these assumptions and estimates and the operation’s securitization volume, the change in the interest-only strips for securitization transactions was a $5.1 million decrease for the three months ended May 31, 2002, and a $3.8 million increase for the three months ended May 31, 2001. Management reviews the assumptions and estimates used in determining the fair value of the interest-only strips on a quarterly basis. If these assumptions change or the actual results differ from the projected results, securitization income would be affected.

For the Circuit City group, the finance operation income does not include any allocation of indirect costs or income. Examples of indirect costs not included are corporate expenses such as human resources, administrative services, marketing, information systems, accounting, legal, treasury, and executive payroll as well as retail store expenses. Other direct expenses, which did not change significantly for the three months ended May 31, 2002, compared with the three months ended May 31, 2001, include third-party data processing, rent, credit promotion expenses, Visa and MasterCard fees, and other operating expenses. Payroll expenses generally vary with the size of the serviced portfolio and increased only slightly during the quarter ended May 31, 2002, compared with the quarter ended May 31, 2001.

The fiscal 2003 expense ratio also includes approximately $8 million of costs associated with remodeling and relocation activities, while the fiscal 2002 ratio includes approximately $3 million of relocation costs. As of May 31, 2002, Circuit City Stores had completed the initial phases of the video department remodeling program planned for roll out to approximately 300 Circuit City Superstores in fiscal 2003. As of May 31, 2002, we had completed the video reset in 20 Circuit City Superstores, including 18 in the first quarter, and the lighting upgrade in more than 100 Superstores. Based on our experience with the progress of the remodeling process to date, we now anticipate that it can be completed in approximately one week per store, rather than our initial two-week expectation. We anticipate that the cost will not exceed our initial estimate of 18 cents per Circuit City group share.

CarMax Group

The selling, general and administrative expense ratio for the CarMax group increased to 6.8% of sales in the first quarter of fiscal 2003 from 6.7% of sales for the same period last year. The higher expense ratio in this year’s first quarter compared with last year’s first quarter reflects expenses associated with geographic expansion and $1.9 million of one-time separation costs, partly offset by increased income from financing.

Finance Income.    For the first quarter of fiscal 2003 and 2002, pretax finance income, which is recorded as a reduction to selling, general and administrative expenses, was as follows:

	Three Months Ended May 31,
(Amounts in millions)	2002	2001
Securitization income	$23.3	$18.4
Payroll and fringe expenses	1.7	1.3
Other direct expenses	1.7	1.4

Finance operation income	19.9	15.7
Third-party financing fees	4.2	3.8

Total finance income	$24.1	$19.5

Receivables generated by the CarMax finance operation are sold through securitization transactions. CarMax continues to service these receivables in exchange for a contractually specified servicing fee. For the quarter ended May 31, 2002, serviced receivables averaged $1.56 billion compared with $1.28 billion for the quarter ended May 31, 2001.

For the CarMax group, securitization income includes gains on sale of receivables and other income related to servicing these receivables. CarMax recorded gains on sale of receivables totaling $15.6 million for the quarter ended May 31, 2002, compared with gains of $13.1 million for the quarter ended May 31, 2001. This change resulted from an increase in loan origination volume driven by increased sales. In recording these gains, management estimates key assumptions such as finance charge income, default rates, payment rates and discount rates appropriate for the type of asset and risk. If these assumptions change, or the actual results differ from the projected results, securitization income would be affected.

Direct expenses include collection expenses, rent and facility expenses and loan processing costs. Payroll, fringes and other direct expenses increased proportionately to the average managed receivable balance. For the

CarMax group, finance operation income does not include any allocation of indirect costs or income. Examples of indirect costs not included are corporate expenses such as human resources, administrative services, marketing, information systems, accounting, legal, treasury and executive payroll as well as retail store expenses.

Fees received from arranging customer automobile financing through third parties increased by $0.4 million over the same period last year. The increase was a result of the total increase in retail vehicle sales.
Interest Expense

Interest expense for Circuit City Stores declined to $1.0 million for the first quarter of fiscal 2003 from $3.0 million in the same period last year, reflecting both lower debt levels and lower interest rates.

Income Taxes

The effective income tax rate increased to 39.6% for the first quarter of fiscal 2003 from 38.0% for the first quarter of fiscal 2002. The increase reflects the $1.9 million of one-time, non-tax-deductible costs associated with the proposed separation of CarMax from Circuit City Stores, Inc.

Net Earnings (Loss)

Circuit City Stores, Inc.

Net earnings for Circuit City Stores increased to $28.0 million in the first quarter of fiscal 2003 from $17.0 million in last year’s first quarter.

Circuit City Group

Excluding the earnings attributed to the reserved CarMax group shares, the Circuit City business produced a loss of $1.3 million, or 1 cent per Circuit City group share, in the first quarter ended May 31, 2002, compared with a loss of $9.6 million, or 5 cents per Circuit City group share, for the same period last year.

The net earnings attributed to the reserved CarMax group shares were $18.7 million in the first quarter of this fiscal year, compared with $19.7 million in last fiscal year’s first quarter.

Net earnings of the Circuit City group were $17.5 million, or 8 cents per share, in the first quarter of fiscal 2003, compared with $10.1 million, or 5 cents per share, in the first quarter of fiscal 2002.

CarMax Group

The CarMax group’s first quarter fiscal 2003 net earnings rose 10% to $29.2 million from $26.6 million in the first quarter of fiscal 2002. First quarter fiscal 2003 earnings include $1.9 million of one-time, non-tax-deductible costs associated with the proposed separation of CarMax from Circuit City Stores. Excluding the one-time separation costs, net earnings increased 17% to $31.1 million.

In the first quarter of fiscal 2003, net earnings attributed to the CarMax Group Common Stock were $10.5 million, or 27 cents per CarMax group share, compared with $6.8 million, or 25 cents per CarMax group share, in the first quarter of last year. The remainder of the CarMax group’s net earnings was attributed to the shares of CarMax Group Common Stock reserved for the Circuit City group or for issuance to the holders of Circuit City Group Common Stock.

Operations Outlook

Circuit City Group

In fiscal 2001, we introduced a store design that includes a more customer-friendly layout with better product adjacencies; a brighter more contemporary appearance; additional product on the sales floor; shopping carts and easily accessible cash registers. All new stores continue to follow this design. In fiscal 2001 and fiscal 2002, we also undertook several remodels and product category tests to evaluate how best to add these features into existing stores. We decided to begin in fiscal 2003 a three-year multi-phased remodeling program that will cover approximately 300 stores. As part of this remodeling program, we will in fiscal 2003 introduce a remodeled video department and upgrade the lighting in these stores, spending an average of $325,000 to $350,000 per store. We believe that rolling out this remodeled department will enable us to increase Circuit City’s market share in the growing and highly profitable big-screen television category and further solidify our position in the overall video category. The Consumer Electronics Association projects that big-screen television sales will grow at a double-digit rate in calendar 2002. By beginning with the video department, we believe that we can affect a large number of Circuit City Superstores in a manner that has significant potential for incremental benefit while minimizing the disruptive impact of the remodeling process.

In addition to remodeling, we expect to relocate approximately 10 Superstores in the current fiscal year. We expect that fiscal 2003 expenditures for Circuit City remodeling and relocations will total approximately $130 million, of which we expect to capitalize approximately $70 million and expense approximately $60 million, or no more than 18 cents per Circuit City group share.

In fiscal 2003, we also will continue testing design ideas for other departments in the Circuit City Superstores. In fiscal 2004 and fiscal 2005, we expect to introduce these design ideas into many of the approximately 300 stores being remodeled under the three-year remodeling plan. We continue to review the suitability of our remaining Superstore base for either remodeling or relocation and also anticipate relocating additional stores in fiscal 2004 and fiscal 2005. We currently anticipate that in fiscal 2004 and fiscal 2005 the impact of remodeling and relocations on earnings per share will be similar to the fiscal 2003 impact.

Given our presence in virtually all of the nation’s top metropolitan markets, new Superstores are being added only in small markets or to increase our penetration in existing major markets. We plan to open approximately eight Circuit City Superstores in fiscal 2003. Because of limited planned geographic expansion, we expect total Circuit City sales growth to only slightly exceed comparable store sales growth. We expect that categories where we expanded selection following our exit from the appliance business and categories, such as big-screen televisions, that are benefiting from digital product innovation, will contribute to Circuit City’s total and comparable store sales growth. However, we also anticipate that Circuit City’s sales growth will reflect our focus on sales counselor training and customer service, store remodeling, effective marketing programs and a competitive merchandise assortment with attractive prices. We expect that the gross profit margin will reflect the mix of merchandise sold and our efforts to remain competitive and achieve profitable market share growth and that the expense ratio will reflect increases in Circuit City expenses associated with remodeling and relocation as discussed above, advertising and systems enhancements and the total sales volume achieved. For the full year, we expect the fiscal 2003 profit contribution from Circuit City’s finance operation to be similar to the contribution in fiscal 2002.

With existing Circuit City initiatives, additional efforts to enhance the business and a relatively stable economy, we believe Circuit City will contribute 57 cents per share to 67 cents per share to the fiscal 2003 earnings of the Circuit City group, including remodeling and relocation expenses. Excluding these expenses, we expect the Circuit City business will contribute 75 cents per share to 85 cents per share to the earnings of the Circuit City group.

CarMax Group

For more than two years, CarMax has demonstrated that its consumer offer and business model can produce strong sales and earnings growth. At the beginning of fiscal 2002, CarMax announced that it would resume geographic growth, opening two superstores in fiscal 2002, four to six superstores in fiscal 2003 and six to eight stores in each of fiscal years 2004, 2005 and 2006. This expansion is proceeding as planned with four or five more used-car superstores scheduled to open during the second half of fiscal year 2003 following the opening of one superstore in the first quarter.

Comparable store used-unit sales growth drives CarMax’s profitability. We currently anticipate that comparable store used-unit growth will most likely be in the high-single to low-double digits in the second quarter of fiscal 2003, slightly lower than in the low teens originally expected. For the second quarter, we expect to report net earnings per CarMax group share of approximately 27 cents to 28 cents, including approximately 2 cents of one-time costs associated with the proposed separation. We expect any effect on earnings of the slight shortfall in used-unit sales to be offset by a lower-than-expected cost of funds for the CarMax finance operation. We expect that second quarter earnings attributed to the CarMax group shares reserved for the Circuit City group will be approximately 9 cents per Circuit City group share.

Our earnings expectations for fiscal 2003 remain unchanged at 95 cents to $1.00 per CarMax group share, excluding approximately 8 cents per share of one-time, non-tax-deductible costs associated with the separation. We expect fiscal 2003 to be a year of transition for CarMax as we ramp up the growth pace. Additional growth-related costs, such as training, recruiting and employee relocation for our new stores, and additional expenses expected in the second half if the planned separation is approved will moderate earnings growth, offsetting the expense leverage we would otherwise expect from used-unit comparable store growth. In addition, we had anticipated that interest rates would rise above the low levels experienced in fiscal 2002 resulting in reduced yield spreads from the CarMax finance operation throughout fiscal 2003. If the current favorable interest rate environment continues, CarMax may not experience the reduction in yield spreads that we originally anticipated.

Financial Condition—Three Months Ended May 31, 2002 and 2001

Liquidity and Capital Resources

Operating Activities.    For the first three months ended May 31, 2002, net cash used in operating activities was $132.2 million compared with net cash used in operating activities of $7.6 million in the first quarter of fiscal 2002. The increase primarily reflects an increase in inventory purchases to meet anticipated sales demands.

Investing Activities.    Net cash used in investing activities was $46.5 million in the three months ended May 31, 2002, compared with $29.6 million in the first three months of last year. Capital expenditures increased to $50.9 million in the first three months of fiscal 2003 from $32.9 million in the comparable period last year. Circuit City’s capital expenditures in the first three months of fiscal 2003 included spending for the initial phases of rolling out a remodeled video department, which was completed in 18 Superstores, lighting upgrades in more than 100 Circuit City Superstores and the relocation of two Circuit City Superstores. Capital expenditures in the first three months of fiscal 2002 included spending for the relocation of one Circuit City Superstore. During the first quarter of fiscal 2003, CarMax’s capital expenditures increased $25.2 million in connection with planned geographic expansion. Proceeds from sales of property and equipment increased to $4.4 million in the first three months of the current fiscal year from $3.2 million in the comparable period of last fiscal year.

Financing Activities.    Net cash provided by financing activities increased to $103.2 million in the first quarter of fiscal 2003 from $1.1 million in the comparable period last year. In the first quarter of fiscal 2003, CarMax entered into a $200 million credit agreement with DaimlerChrysler Services North America, LLC and Toyota Financial Services. This agreement, which is secured by vehicle inventory, includes a $100 million revolving loan commitment and a $100 million term loan commitment. The terms for both commitments are LIBOR-based and have initial two-year terms. As of May 31, 2002, the amount outstanding under this credit agreement was $100 million. CarMax anticipates that some of the proceeds from the agreement will be used for the repayment of allocated debt, the payment on the separation date of a one-time special dividend to Circuit City Stores of $28.4 million, the payment of transaction expenses incurred in connection with the separation and general corporate purposes.

In December 2001, CarMax entered into an $8.5 million secured promissory note in conjunction with the purchase of land for new store construction. This note, which is payable in August 2002, was included in short-term debt as of May 31, 2002. At May 31, 2002, a $100 million outstanding term loan due in July 2002 was classified as a current liability. Although Circuit City Stores has the ability to refinance this debt, we intend to repay it using existing working capital.

At May 31, 2002, Circuit City Stores had cash and cash equivalents of $1.18 billion and total outstanding debt of $226.7 million. Circuit City Stores maintains a $150 million unsecured revolving credit facility that expires on August 31, 2002. Circuit City Stores does not anticipate renewing this facility. Circuit City Stores also maintains $195 million in committed seasonal lines of credit that are renewed annually with various banks. At May 31, 2002, total balances of $2.4 million were outstanding under these facilities.

At May 31, 2002, the aggregate principal amount of securitized credit card receivables totaled $1.25 billion under the private-label program and $1.44 billion under the bankcard program. During the first quarter of fiscal 2003, Circuit City Stores completed a $300 million private-label credit card receivable securitization transaction. At May 31, 2002, the unused capacity of the private-label variable funding program was $557.8 million and the unused capacity of the bankcard variable funding program was $393.2 million. At May 31, 2002, there were no provisions providing recourse to Circuit City Stores for credit losses on the receivables securitized through the private-label or bankcard master trusts.

During the first quarter, we announced plans to offer consumers a co-branded Visa credit card rather than the private-label credit card. We began introducing the new card early in the second quarter and ceased to open private-label accounts. Existing private-label credit card holders may continue using their accounts. Receivables generated under the co-branded program will be funded through the private-label master trust.

At May 31, 2002, the aggregate principal amount of securitized automobile loan receivables totaled $1.61 billion. During the second quarter of fiscal 2003, CarMax completed an asset securitization transaction totaling $512.6 million of automobile loan receivables. At May 31, 2002, the unused capacity of the automobile loan variable funding program was $115.0 million. At May 31, 2002, there were no provisions providing recourse to Circuit City Stores for credit losses on the securitized automobile loan receivables. We anticipate that we will be able to expand or enter into new securitization arrangements to meet future needs of both the Circuit City and CarMax finance operations.

For Circuit City Stores, we expect that available cash resources, CarMax’s credit agreement secured by vehicle inventory, sale-leaseback transactions, landlord reimbursements and cash generated by operations will be sufficient to fund capital expenditures for the foreseeable future.

Recent Accounting Pronouncements

On March 1, 2002, we adopted EITF No. 00-14, “Accounting for Certain Sales Incentives,” which provides that sales incentives, such as mail-in rebates, offered to customers should be classified as a reduction to revenue. We reclassified these rebate expenses from cost of sales, buying and warehousing to net sales and operating revenues. The adoption did not have a material impact on our financial position, results of operations or cash flows.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective for fiscal years beginning after December 15, 2001. Under the provisions of SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but instead are subject to annual impairment tests in accordance with the pronouncement. Other intangible assets that are identified to have finite useful lives continue to be amortized in a manner that reflects the estimated decline in the economic value of the intangible asset and are subject to review when events or circumstances arise which indicate impairment. Application of the nonamortization provisions of SFAS No. 142 in the first quarter of fiscal 2003 did not have a material impact on our financial position, results of operations or cash flows. During fiscal 2003, we will perform the first of the required impairment tests of goodwill and indefinite-lived intangible assets, as outlined in the pronouncement. Based on preliminary estimates, as well as ongoing periodic assessments of goodwill, we do not expect to recognize any material impairment losses from these tests.

In August 2001, the FASB issued SFAS No. 143, “Accounting For Asset Retirement Obligations.” This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period incurred. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. We have not yet determined the impact, if any, of adopting this standard.

On March 1, 2002, we adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The adoption of SFAS No. 144 did not have a material impact on our financial position, results of operations or cash flows.

Market Risk

Receivables Risk

Circuit City Stores manages the market risk associated with the private-label credit card and bankcard revolving loan portfolios of Circuit City’s finance operation and the automobile installment loan portfolio of CarMax’s finance operation. Portions of these portfolios have been securitized in transactions accounted for as sales in accordance with SFAS No. 140 and, therefore, are not presented on Circuit City Stores’ consolidated balance sheets.

Consumer Revolving Credit Receivables.    The majority of accounts in the private-label credit card and bankcard portfolios are charged interest at rates indexed to the prime rate, adjustable on a monthly basis subject to certain limitations. The balance of the accounts are charged interest at a fixed annual percentage rate. As of May 31, 2002, and February 28, 2002, the total outstanding principal amount of private-label credit card and bankcard receivables had the following interest rate structure:

(Amounts in millions)	May 31	Feb. 28
Indexed to prime rate	$2,543	$2,645
Fixed APR	192	202

Total	$2,735	$2,847

Financing for the private-label credit card and bankcard receivables is achieved through asset securitization programs that, in turn, issue both private and public market debt, principally at floating rates based on LIBOR and commercial paper rates. Receivables held for sale are financed with working capital. The total principal amount of receivables securitized or held for sale at May 31, 2002, and February 28, 2002, was as follows:

(Amounts in millions)	May 31	Feb. 28
Floating-rate securitizations	$2,696	$2,798
Held for sale	39	49

Total	$2,735	$2,847

Automobile Installment Loan Receivables.    At May 31, 2002, and February 28, 2002, all loans in the portfolio of automobile loan receivables were fixed-rate installment loans. Financing for these automobile loan receivables is achieved through asset securitization programs that, in turn, issue both fixed- and floating-rate securities. Interest rate exposure relating to floating rate securitizations is managed through the use of interest rate swaps. Receivables held for investment or sale are financed with working capital.

The total principal amount of receivables securitized or held for investment or sale as of May 31, 2002, and February 28, 2002, was as follows:

(Amounts in millions)	May 31	Feb. 28
Fixed-rate securitizations	$979	$1,122
Floating-rate securitizations synthetically altered to fixed	634	413
Floating-rate securitizations	1	1
Held for investment(1)	18	12
Held for sale	3	2

Total	$1,635	$1,550

(1)	Held by a bankruptcy-remote special purpose subsidiary.

Interest Rate Exposure.    Circuit City Stores is exposed to interest rate risk on Circuit City’s securitized credit card portfolio, especially when interest rates move dramatically over a relatively short period of time. Market risk is the exposure created by potential fluctuations in interest rates. We have mitigated this risk through matched funding. However, our ability to increase the finance charge yield of Circuit City’s variable rate credit cards may be contractually limited or limited at some point by competitive conditions. On behalf of Circuit City, Circuit City Stores enters into interest rate cap agreements to meet the requirements of the credit card receivable securitization transactions. Circuit City Stores has entered into offsetting interest rate cap positions and, therefore, does not anticipate significant market risk arising from interest rate caps. Interest rate exposure relating to CarMax’s securitized automobile loan receivables represents a market risk exposure that we manage with matched funding and interest rate swaps matched to projected payoffs. Circuit City Stores does not anticipate significant market risk from swaps because they are used on a monthly basis to match funding costs to the use of the funding. Generally, changes only in interest rates do not have a material impact on the Circuit City Stores’ results of operations.

Credit risk is the exposure to nonperformance of another party to an agreement. Credit risk is mitigated by dealing with highly rated bank counterparties. The market and credit risks associated with financial derivatives are similar to those relating to other types of financial instruments. Refer to Note 12 to Circuit City Stores’ consolidated financial statements and Note 7 to Circuit City Stores’ consolidated unaudited interim financial statements in Annex E for a description of these items.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus includes and incorporates by reference “forward-looking statements” within the meaning of the securities laws. All statements that are not historical facts are “forward-looking statements.” The words “estimate,” “project,” “intend,” “expect,” “believe,” “anticipate” and similar expressions, and statements concerning strategy, identify forward-looking statements. These forward-looking statements include statements regarding the expected financial position, business, financing plans, business prospects, revenues, working capital, liquidity, capital needs, interest costs and income, in each case relating to Circuit City Stores and its Circuit City and CarMax businesses.

Forward-looking statements are estimates and projections reflecting Circuit City Stores’ judgment and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Although Circuit City Stores believes that the estimates and projections reflected in the forward-looking statements are reasonable, these expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include:

•
changes in the amount and degree of promotional intensity exerted by current competitors and potential new competition from both retail stores and alternative methods or channels of distribution such as online and telephone shopping services and mail order;

•
changes in general U.S. or regional U.S. economic conditions including, but not limited to, consumer credit availability, consumer credit delinquency and default rates, interest rates, inflation, personal discretionary spending levels and consumer sentiment about the economy in general;

•
the presence or absence of, or consumer acceptance of, new products or product features in the merchandise categories the Circuit City and CarMax businesses sell and changes in their actual merchandise sales mix;

•	significant changes in retail prices for products sold by any of the Circuit City or CarMax businesses;

•	lack of availability or access to sources of inventory;

•	inability on the part of the Circuit City or CarMax businesses to liquidate excess inventory should excess inventory develop;

•	unanticipated adverse results from the remodeling or relocations of Circuit City Superstores;

•
the ability to attract and retain an effective management team in a dynamic environment or changes in the cost or availability of a suitable work force to manage and support the service-driven operating strategies of the Circuit City and CarMax businesses;

•
changes in availability or cost of capital expenditure and working capital financing, including the availability of long-term financing to support development of the Circuit City or CarMax businesses and the availability of securitization financing;

•	changes in production or distribution costs or cost of materials for advertising;

•	availability of appropriate real estate locations for expansion;

•
the imposition of new restrictions or regulations regarding the sale of products and/or services the Circuit City and CarMax businesses sell, changes in tax rules and regulations applicable to the Circuit City or CarMax businesses or their competitors, or any failure to comply with such laws or any adverse change in such laws;

•	adverse results in significant litigation matters; and

•	those factors listed in this proxy statement/prospectus under “Risk Factors.”

Circuit City Stores believes these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations.

LEGAL MATTERS

The validity of the CarMax, Inc. common stock to be issued in the separation will be passed upon for CarMax by McGuireWoods LLP, Richmond, Virginia.

EXPERTS
KPMG LLP, Circuit City Stores' independent auditors, have audited the Circuit City Stores, Inc. consolidated financial statements and schedule, the financial statements and schedule of the Circuit City group and the financial statements and schedule of the CarMax group as of February 28, 2002 and 2001, and for each of the fiscal years in the three-year period ended February 28, 2002, incorporated by reference in the Circuit City Stores, Inc. Annual Report on Form 10-K for the year ended February 28, 2002, as set forth in their reports which are incorporated by reference in this proxy statement/prospectus. KPMG LLP have also audited the Circuit City Stores, Inc. consolidated financial statements and schedule as of February 28, 2002 and 2001 and for each of the fiscal years in the three-year period ended February 28, 2002, as set forth in their reports, which are included in this proxy statement/prospectus. These financial statements and schedules are included in and incorporated by reference in this proxy statement/prospectus in reliance on their reports, given on the authority of that firm as experts in accounting and auditing. The reports of KPMG LLP dated April 2, 2002 covering the Circuit City group financial statements as of February 28, 2002 and 2001 and for each of the fiscal years in the three-year period ended February 28, 2002, and the related financial statement schedule, include a qualification related to the effects of not consolidating the CarMax group with the Circuit City group as required by accounting principles generally accepted in the United States of America.
KPMG LLP, CarMax's independent auditors, have audited the CarMax, Inc. consolidated financial statements and schedule as of February 28, 2002 and 2001 and for each of the fiscal years in the three-year period ended February 28, 2002, as set forth in their reports, which are included in this proxy statement/prospectus. These financial statements and schedule are included in this proxy statement/prospectus in reliance on their reports, given on the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Circuit City Stores files annual, quarterly and current reports, proxy statements and other information with the SEC. Those filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document Circuit City Stores files with the SEC at its public reference facilities. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You can also obtain copies of those documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Circuit City Stores’ filings are also available at the office of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

The reports, proxy statements and other information the Circuit City Stores files with the SEC may contain important information about CarMax. Since CarMax Group Common Stock has been outstanding, Circuit City Stores has included in its SEC filings the consolidated financial statements of Circuit City Stores and the financial statements of the CarMax group. After the separation, CarMax, as an independent, separately traded public company, will become subject to the informational reporting requirements of the Securities Exchange Act of 1934. Accordingly, CarMax will file annual, quarterly and other reports and other information with the SEC.

The SEC allows us to ‘‘incorporate by reference’’ the information that we filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this proxy statement/prospectus. In addition, any information that we file with the SEC subsequent to the date of this proxy statement/prospectus will automatically update this proxy statement/prospectus. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the separation of CarMax contemplated by this prospectus is completed:

•	Annual Report on Form 10-K for the year ended February 28, 2002;

•	Quarterly Report on Form 10-Q for the quarter ended May 31, 2002; and

•	Current Reports on Form 8-K filed with the SEC on June 19, 2002 and August 5, 2002.

You may request a copy of this filing and other filings made after the date of this proxy statement/prospectus, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing or calling Circuit City Stores at the following address:

Circuit City Stores, Inc.
9950 Mayland Drive
Richmond, Virginia 23233
Attention: Corporate Secretary
Telephone: (804) 527-4022

CarMax has filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933 with respect to the shares of CarMax, Inc. common stock being issued in the separation. This proxy statement/prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement and the exhibits to the registration statement, to which reference is hereby made. You should refer to the registration statement, including its exhibits and schedules, for further information about CarMax and the CarMax, Inc. common stock. You may obtain from the SEC a copy of the registration statement and exhibits that CarMax filed with the SEC when CarMax registered the CarMax, Inc. common stock.

You should rely only on the information contained in this document. Neither we nor CarMax has authorized anyone to provide you with information different from that contained in this document. The information contained in this document is accurate only as of the date of this document, regardless of the time of delivery of this document or any distribution of the CarMax, Inc. common stock described in this document. Please note that information included in our Website and in CarMax’s Website does not form a part of this document.

PROPOSALS BY SHAREHOLDERS FOR PRESENTATION AT THE
CIRCUIT CITY STORES, INC. 2003 ANNUAL MEETING

Section 1.3 of the Circuit City Stores bylaws provides that, in addition to other applicable requirements, for business to be properly brought before an annual meeting by a shareholder, the shareholder must give timely written notice to the secretary or an assistant secretary at Circuit City Stores’ principal office. In order to be timely, that notice must be received:

•	on or after February 1st and before March 1st of the year in which the annual meeting will be held, if the next clause is not applicable, or

•	not less than 90 days before the date of the annual meeting if the date for the meeting prescribed in the bylaws has been changed by more than 30 days.

The shareholder’s notice must set forth:

•	the name and address, as they appear on Circuit City Stores’ stock transfer books, of the shareholder,

•	the class and number of shares of stock of Circuit City Stores beneficially owned by the shareholder,

•
a representation that the shareholder is a shareholder of record at the time of the giving of the notice and intends to appear in person or by proxy at the meeting to present the business specified in the notice,

•	a brief description of the business desired to be brought before the meeting, including the complete text of any resolutions to be presented and the reasons for wanting to conduct such business, and

•	any interest that the shareholder may have in such business.

The proxies will have discretionary authority to vote on any matter that properly comes before the meeting if the shareholder has not provided timely written notice as required by the bylaws.

Proposals that any shareholder desires to have included in the proxy statement for the 2003 annual meeting of shareholders must be received by Circuit City Stores no later than January 10, 2003.

By Order of the Board of Directors
Michael T. Chalifoux, Secretary

         August 7, 2002

ANNEX A

AMENDMENT TO AMENDED AND RESTATED ARTICLES
OF INCORPORATION TO EFFECT THE CARMAX SEPARATION PROPOSAL
(Referenced as the CarMax Separation Amendment in this Proxy Statement/Prospectus)

Article V of the Amended and Restated Articles of Incorporation is hereby amended as follows:

FIRST, by adding at the end of paragraph B(5)(b)(i) the following:

At any time when the Separation Agreement dated as of May 21, 2002 (the “Separation Agreement”) between the Corporation and CarMax, Inc., a Virginia corporation (“CarMax, Inc.”), shall be in full force and effect and shall not have been amended or modified (other than by supplementation as provided therein), for all purposes of the preceding sentence, CarMax, Inc. shall be deemed to be a CarMax Group Subsidiary and shall be deemed to hold directly or indirectly all of the assets and liabilities attributed to the CarMax Group (and no other assets or liabilities of the Corporation or any subsidiary thereof).

SECOND, by adding at the end of the last sentence of paragraph B(5)(d)(vi), immediately before the period, the following:

; provided that at any time when the Separation Agreement shall be in full force and effect and shall not have been amended or modified (other than by supplementation as provided therein), such notice may be given not less than 10 Trading Days prior to the Redemption Date

A-1

ANNEX B

AMENDMENT TO AMENDED AND RESTATED ARTICLES OF
INCORPORATION TO EFFECT THE CLEAN-UP AMENDMENT PROPOSAL
(Referenced as the Clean-Up Amendment in this Proxy Statement/Prospectus)

Article V of the Amended and Restated Articles of Incorporation is hereby amended to read, in its entirety, as follows:

ARTICLE V
COMMON STOCK

A.  General.    Certain relative rights of the Common Stock and the holders of the outstanding shares thereof are set forth below.

(1)
Dividends.    Subject to the provisions hereinabove set forth with respect to the Preferred Stock and to the provisions contained in the Articles of Serial Designation for any series of the Preferred Stock, the holders of outstanding shares of the Common Stock shall be entitled to receive dividends if, when and as declared by the Board of Directors out of funds legally available therefor.

(2)
Voting Rights.    The holders of outstanding shares of the Common Stock shall, to the exclusion of the holders of any other class of stock of the Corporation, have the sole and full power to vote for the election of directors and for all other purposes without limitation, except (i) as otherwise provided herein or in the Articles of Serial Designation as applicable to any series of the Preferred Stock, and (ii) as may be required by law. The holders of outstanding shares of the Common Stock shall be entitled to one vote on each matter to be voted upon by the shareholders for each share of the Common Stock which they hold.

B.  Redesignation of Existing Common Stock.    As of the effective date of the Articles of Amendment pursuant to which this Section B is added to those Amended and Restated Articles of Incorporation, and without any further action on the part of the Corporation or its shareholders, each share of the Common Stock immediately theretofore designated Circuit City Stock shall automatically be redesignated, changed and converted into one share of Common Stock.

B-1

ANNEX C

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
FOR CARMAX, INC.

The following unaudited pro forma consolidated balance sheet as of May 31, 2002 gives effect to:

•
the special dividend of $28,400,000 to be paid on the separation date to Circuit City Stores by CarMax in recognition of Circuit City Stores’ continuing contingent liability on 23 leases assigned by Circuit City Stores to a subsidiary of CarMax, see page 41 for additional information regarding the special dividend,

•	new financing arrangements for CarMax (for additional information on new financing arrangements, see “Treatment of Indebtedness and Post-Separation Financing Arrangements” on page 38), and

•	the payment of certain costs and expenses incurred by CarMax in connection with the CarMax Separation.

The unaudited pro forma consolidated balance sheet assumes that such transactions had been consummated as of May 31, 2002.

The following unaudited pro forma consolidated statements of earnings for the three months ended May 31, 2002, and the year ended February 28, 2002, gives effect to:

•	changes in interest expense as a result of new financing arrangements for CarMax, and

•
an expected 10% mark-up for general and administrative costs and shared services that are currently allocated at cost to CarMax, Inc. from Circuit City Stores, which may not be the same services to be provided by Circuit City Stores to CarMax after the separation. See the summary of the transition services agreement on page 103 for continued services to be provided to CarMax, Inc. by Circuit City Stores.

The unaudited pro forma consolidated statements of earnings assume that such transactions had been consummated at the beginning of the period presented. No pro forma adjustments were made for changes in the future level of general and administrative expenses to be incurred by CarMax, Inc.

No pro forma adjustments have been made in the unaudited pro forma consolidated statements of earnings for nonrecurring charges associated with the CarMax Separation, except for the 10% mark-up for general and administrative costs and shared services referred to above. Adjustments for the special dividend and certain costs and expenses incurred in connection with the CarMax Separation are reflected in the unaudited pro forma consolidated balance sheet.

Following the CarMax Separation, CarMax Inc. will account for its assets and liabilities based on historical values at which they are carried by Circuit City Stores immediately before the CarMax Separation.

The pro forma adjustments in the following unaudited pro forma consolidated financial statements are based on available information and certain assumptions that management believes are reasonable and are described in the accompanying notes. The unaudited pro forma consolidated financial statements do not necessarily represent CarMax, Inc.’s financial position or results of operations had the transactions occurred at such dates or project CarMax, Inc.’s financial position or results of operations for any future date or period. A number of factors may affect CarMax, Inc.’s results, including risks and uncertainties that are applicable to the business of the CarMax group. See “Special Note Regarding Forward-Looking Statements” on page 153 of the proxy statement/prospectus for a description of risks and uncertainties applicable to the business of the CarMax group. In the opinion of management, all adjustments necessary to present fairly the unaudited pro forma consolidated financial statements have been made. The unaudited pro forma consolidated financial statements should be read in conjunction with the historical consolidated financial statements of CarMax, Inc., including the notes thereto, included in Annex D.

CARMAX, INC.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of May 31, 2002

(Amounts in thousands)	CarMax, Inc. Historical	Separation Adjustments		CarMax, Inc. Pro Forma
ASSETS
Current assets:
Cash	$61,445	$(50,735)	(A)	$10,710
Net accounts receivable	54,907	—		54,907
Retained interests in securitized receivables	127,860	—		127,860
Inventory	417,461	—		417,461
Prepaid expenses and other current assets	1,646	—		1,646

Total current assets	663,319	(50,735)		612,584
Property and equipment, net	145,572	—		145,572
Other assets	21,327	—		21,327

TOTAL ASSETS	$830,218	$(50,735)		$779,483

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$91,479	$—		$91,479
Accrued expenses and other current liabilities	22,694	—		22,694
Deferred income taxes	21,914	—		21,914
Short-term debt	9,761	38,689	(A)	48,450
Current installments of long-term debt	55,324	(55,324)	(A)	—

Total current liabilities	201,172	(16,635)		184,537
Long-term debt, excluding current installments	100,000	—		100,000
Deferred revenue and other liabilities	9,186	—		9,186
Deferred income taxes	2,444	—		2,444

TOTAL LIABILITIES	312,802	(16,635)		296,167

STOCKHOLDER’S EQUITY:
Equity of parent	517,416	(517,416)		—
CarMax, Inc. common stock, $0.50 par value; 350,000,000 shares authorized; 102,985,000 shares issued and outstanding	—	51,492	(C)	51,492
Capital in excess of par value	—	431,824	(C)	431,824

TOTAL STOCKHOLDER’S EQUITY	517,416	(34,100)	(B)	483,316

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$830,218	$(50,735)		$779,483

See accompanying notes to unaudited pro forma consolidated balance sheet.

CARMAX, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

(A)
Reflects the effect of the new two-year, $200,000,000 credit agreement secured by vehicle inventory. The facility includes a term loan of $100,000,000 and a revolving credit line of $100,000,000. Principal will be due in full at maturity with interest payable periodically at LIBOR plus 1.50%. No commitment fees are associated with the facility. Although this credit agreement allows CarMax, Inc. to borrow up to $200,000,000, CarMax has currently borrowed $100,000,000 and would have additionally borrowed approximately $40,000,000 at May 31, 2002. With cash of $61,445,000 and this $40,000,000, CarMax would have paid:

•
$56,635,000 to Circuit City Stores for the repayment of debt that was previously allocated to CarMax from Circuit City Stores. This amount is made up of $55,324,000 of current installments of long-term debt and $1,311,000 of short-term debt.

•
the special dividend of $28,400,000 to be paid on the separation date to Circuit City Stores by CarMax in recognition of Circuit City Stores’ continuing contingent liability on 23 leases assigned by Circuit City Stores to a subsidiary of CarMax. See page 41 for additional information regarding the special dividend, and

•	approximately $5,700,000 in remaining separation costs ($2,300,000 incurred as of May 31, 2002) for services of attorneys and financial advisors and expenses, including filing fees.

The $50,735,000 net decrease in cash is made up of the following:

Cash received from new credit agreement	$40,000,000
Repayment of Circuit City Stores allocated debt	(56,635,000)
Payment of special dividend	(28,400,000)
Payment of separation costs	(5,700,000)

Net decrease in cash	$(50,735,000)

The $40,000,000 increase in short-term debt reflects borrowings on the new revolving credit line.

(B)	Reflects the $28,400,000 special dividend above and estimated remaining expenses of $5,700,000 to be incurred in connection with the separation.

(C)	Reflects the following:

(Shares in thousands)
Outstanding shares of CarMax Group Common Stock as of May 31, 2002 exchanged for CarMax, Inc. common stock	37,062
CarMax Group Common Stock reserved for Circuit City Group shareholders distributed as CarMax, Inc. common stock	65,923

Total shares outstanding as of the CarMax Separation	102,985

The $51,492,000 of common stock is calculated by multiplying the shares outstanding of 102,985,000 by the par value of $0.50 per share.

CARMAX, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

Three Months Ended May 31, 2002

(Amounts in thousands except per share data)	CarMax, Inc. Historical	Separation Adjustments		CarMax, Inc. Pro Forma
Net sales and operating revenues	$1,001,564	$—		$1,001,564
Cost of sales	883,661	—		883,661

Gross profit	117,903	—		117,903

Selling, general and administrative expenses (net of finance income of $24,077 as of May 31, 2002)	68,550	63	(A)	68,613
Interest expense	1,026	51	(B)	1,077

Total expenses	69,576	114		69,690

Earnings before income taxes	48,327	(114)		48,213
Provision for income taxes	19,089	43	(C)	19,046

Net earnings	$29,238	$(71)		$29,167

Weighted average common shares:
Basic				102,885

Diluted				104,749

Net earnings per share:
Basic				$0.28

Diluted				$0.28

See accompanying notes to unaudited pro forma consolidated statement of earnings.

CARMAX, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

Year Ended February 28, 2002

(Amounts in thousands except per share data)	CarMax, Inc. Historical	Separation Adjustments		CarMax, Inc. Pro Forma
Net sales and operating revenues	$3,518,068	$—		$3,518,068
Cost of sales	3,114,365	—		3,114,365

Gross profit	403,703	—		403,703

Selling, general and administrative expenses (net of finance income of $82,191 as of February 28, 2002)	252,289	320	(A)	252,609
Interest expense	4,958	2,774	(B)	7,732

Total expenses	257,247	3,094		260,341

Earnings before income taxes	146,456	(3,094)		143,362
Provision for income taxes	55,654	(1,176	)(C)	54,478

Net earnings	$90,802	$(1,918)		$88,884

Weighted average common shares:
Basic				102,039	(D)

Diluted				104,021	(D)

Net earnings per share:
Basic				$0.87	(D)

Diluted				$0.85	(D)

See accompanying notes to unaudited pro forma consolidated statement of earnings.

CARMAX, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS

(A)
Reflects an expected 10% mark-up for general and administrative costs and shared services that are currently allocated at cost to CarMax, Inc. from Circuit City Stores, which may not be the same services to be provided by Circuit City Stores to CarMax after the separation. Costs historically allocated at cost to CarMax, Inc. were approximately $3,197,000 for the year ended February 28, 2002 and $635,000 for the quarter ended May 31, 2002. See the summary of the transition services agreement on page 103 for continued services to be provided to CarMax, Inc. by Circuit City Stores.

(B)
Pro forma interest costs have been calculated by multiplying pro forma average levels of debt for the year ended February 28, 2002 and for the quarter ended May 31, 2002 by the pro forma average interest rate for the same periods. The $163,269,000 pro forma average level of debt for the year ended February 28, 2002, was the average debt by quarter adjusted for the new credit agreement plus any additional borrowing needed to pay the special dividend and separation costs. The $128,095,000 pro forma average level of debt for the quarter ended May 31, 2002 was the average debt for the quarter adjusted for additional borrowing on the new credit agreement. The pro forma average interest rate was approximately 4.7% for the year ended February 28, 2002 and 3.4% for the quarter ended May 31, 2002. These rates are the average LIBOR rates for the respective period plus 150 basis points, the interest rate of the new credit agreement. A  1/8 percentage point change in the assumed financing rate would have changed interest expenses in fiscal 2002 by approximately $205,000 and by approximately $40,000 for the quarter ended May 31, 2002.

The proceeds from the new credit agreement are expected to be used to re-pay Circuit City Stores for debt that was previously allocated to CarMax, to pay the special dividend of $28,400,000 to Circuit City Stores and separation costs for services of attorneys and financial advisors and expenses, including filing fees.

(C)	Reflects the income tax effects of adjustments (A) and (B).

(D)	The weighted average common shares were calculated as follows:

(Shares in thousands)	Quarter Ended May 31, 2002	Year Ended February 28, 2002
Weighted average CarMax Group Common Stock	36,962	32,140
Weighted average CarMax Group Common Stock reserved for Circuit City Group	65,923	69,899

Pro forma weighted average common shares	102,885	102,039

Reconciliation of the numerator and denominator of basic and diluted earnings per share are presented below:

(Amounts in thousands except per share data)	Quarter Ended May 31, 2002	Year Ended February 28, 2002
Weighted average common shares	102,885	102,039
Dilutive potential common shares:
Options	1,845	1,949
Restricted stock	19	33

Weighted average common shares and dilutive potential common shares	104,749	104,021

Net earnings available to common shareholders	$29,167	$88,884

Basic net earnings per share	$0.28	$0.87

Diluted net earnings per share	$0.28	$0.85

No options were excluded from the computation of diluted net earnings per share because the option’s exercise price was greater than the average market price of the common shares.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS  FOR CIRCUIT CITY STORES, INC.

The following unaudited pro forma consolidated balance sheet as of May 31, 2002 gives effect to the separation of CarMax, which we will account for as a discontinued operation, the special dividend of $28,400,000 to be paid on the separation date to Circuit City Stores by CarMax, Inc. in recognition of Circuit City Stores’ continuing contingent liability on 23 leases assigned by Circuit City Stores to a subsidiary of CarMax and the distribution of CarMax, Inc. common stock to the holders of Circuit City Group Common Stock and CarMax Group Common Stock. See page 41 for further information. The unaudited pro forma consolidated balance sheet assumes that such transactions had been consummated as of May 31, 2002.

The following unaudited pro forma consolidated statements of earnings for the three months ended May 31, 2002 and the year ended February 28, 2002 gives effect to:

•	the separation of CarMax, which we will account for as a discontinued operation, and

•
an expected 10% mark-up for general and administrative costs and shared services that are currently allocated at cost to CarMax, Inc. from Circuit City Stores, which may not be the same services to be provided by Circuit City Stores to CarMax after the separation. See the summary of the transition services agreement on page 103 for continued services to be provided to CarMax, Inc. by Circuit City Stores.

The unaudited pro forma consolidated statements of earnings assume that such transactions had been consummated at the beginning of the period presented. No pro forma adjustments were made for changes in the future level of general and administrative expenses to be incurred by Circuit City Stores for services provided to CarMax.

Pro forma weighted average shares and net earnings per share amounts do not give effect to the change in the outstanding Circuit City Stores restricted stock and stock options as a result of the separation. The modifications to exercise prices and shares for restricted stock and stock options will not be determined until the distribution date. See page 46 for a description of how the Circuit City Stores stock options and restricted stock will be modified at the distribution date.

No pro forma adjustments have been made for changes in the future level of general and administrative expenses to be incurred by Circuit City Stores, except for the 10% mark-up for general and administrative costs and shared services referred to above. See the summary of the transition services agreement on page 103 for continued services to be provided to CarMax, Inc. from Circuit City Stores. Future general and administrative expenses are expected to continue at approximately the same level as previously.

No pro forma adjustments have been made in the unaudited pro forma consolidated statements of earnings for nonrecurring charges associated with the separation. An adjustment for the special dividend is reflected in the unaudited pro forma consolidated balance sheet.

The pro forma adjustments included in the following unaudited pro forma consolidated financial statements are based on available information and certain assumptions that management believes are reasonable and are described in the accompanying notes. The unaudited pro forma consolidated financial statements do not necessarily represent Circuit City Stores’ financial position or results of operations had the transactions occurred at such dates or project Circuit City Stores’ financial position or results of operations for any future date or period. A number of factors may affect Circuit City Stores’ results. See “Special Note Regarding Forward-Looking Statements” on page 153 of the proxy statement/prospectus. In the opinion of management, all adjustments necessary to present fairly the unaudited pro forma consolidated financial statements have been made. The unaudited pro forma consolidated financial statements should be read in conjunction with the historical consolidated financial statements of Circuit City Stores, including the notes thereto, included in Annex E.

CIRCUIT CITY STORES, INC.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of May 31, 2002

	Circuit City Stores Historical	Discontinued Operations Adjustments		Circuit City Stores Pro Forma Before Separation Adjustments	Separation Adjustments		Circuit City Stores Pro Forma
(Amount in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$1,176,002	$(61,445)	(A)	$1,114,557	$28,400	(B)	$1,142,957
Net accounts receivable	201,208	(54,907)	(A)	146,301	—		146,301
Retained interests in securitized receivables	544,036	(127,860)	(A)	416,176	—		416,176
Inventory	1,742,485	(417,461)	(A)	1,325,024	—		1,325,024
Prepaid expenses and other current assets	36,538	(1,646)	(A)	34,892	—		34,892

Total current assets	3,700,269	(663,319)		3,036,950	28,400		3,065,350

Net investment in discontinued operations	—	574,051	(A)	574,051	(574,051)	(D)	—
Property and equipment, net	858,505	(145,572)	(A)	712,933	—		712,933
Deferred income taxes	6,785	2,444	(A)	9,229	—		9,229
Other assets	31,537	(21,327)	(A)	10,210	—		10,210

TOTAL ASSETS	$4,597,096	$(253,723)		$4,343,373	$(545,651)		$3,797,722

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,108,731	$(91,479)	(A)	$1,017,252	$—		$1,017,252
Accrued expenses and other current liabilities	170,837	(22,694)	(A)	148,143	—		148,143
Accrued income taxes	21,207	—		21,207	—		21,207
Deferred income taxes	140,503	(21,914)	(A)	118,589	—		118,589
Short-term debt	10,855	(8,450)	(A)	2,405	(1,311)	(C)	1,094
Current installments of long-term debt	102,102	—		102,102	(55,324)	(C)	46,778

Total current liabilities	1,554,235	(144,537)		1,409,698	(56,635)		1,353,063

Long-term debt, excluding current installments	113,734	(100,000)	(A)	13,734	—		13,734
Deferred revenue and other liabilities	156,694	(9,186)	(A)	147,508	—		147,508

TOTAL LIABILITIES	1,824,663	(253,723)		1,570,940	(56,635)		1,514,305

STOCKHOLDERS’ EQUITY:
Circuit City Group Common Stock, $0.50 par value; 350,000,000 shares authorized; 209,912,599 shares issued and outstanding	104,956	—		104,956	(104,956)	(F)	—
CarMax Group Common Stock, $0.50 par value; 175,00,000 shares authorized; 37,061,535 shares issued and outstanding	18,531	—		18,531	(18,531)	(E)	—
Circuit City common stock, $0.50 par value; 350,000,000 shares authorized; 209,912,599 shares issued and outstanding	—	—		—	104,956	(F)	104,956
Capital in excess of par value	823,066	—		823,066	—		823,066
Retained earnings	1,825,880	—		1,825,880	(470,485)	(E)	1,355,395

TOTAL STOCKHOLDERS’ EQUITY	2,772,433	—		2,772,433	(489,016)		2,283,417

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,597,096	$(253,723)		$4,343,373	$(545,651)		$3,797,722

See accompanying notes to unaudited pro forma consolidated balance sheet.

CIRCUIT CITY STORES, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

(A)
Reflects the reclassification of all assets and liabilities of the businesses of CarMax, Inc. to discontinued operations. The measurement date for discontinued operations purposes will be on or about the time of the separation.

(B)
Reflects the effects of the special dividend of $28,400,000 to be paid on the separation date to Circuit City Stores by CarMax, Inc. in recognition of Circuit City Stores’ continuing contingent liability on 23 leases assigned by Circuit City Stores to a subsidiary of CarMax. See page 41 for additional information regarding the special dividend.

(C)
Reflects debt that was previously allocated to CarMax, Inc. CarMax, Inc. has entered into its own two-year, $200,000,000 credit agreement secured by vehicle inventory. With some of the proceeds of this facility, CarMax will repay Circuit City Stores for debt that was previously allocated to CarMax. Circuit City Stores will in turn pay down its outstanding debt for the same amount. This amount is made up of $55,324,000 of current installments of long-term debt and $1,311,000 of short-term debt.

(D)	Reflects the removal of the net investment in discontinued operations as a result of the separation.

(E)	Reflects the distribution of CarMax, Inc. common stock to the shareholders offset by the $28,400,000 special dividend paid to Circuit City from CarMax.

(F)	Reflects the redesignation of Circuit City Group Common Stock to Circuit City common stock.

CIRCUIT CITY STORES, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

Three Months Ended May 31, 2002

	Circuit City Stores Historical	Discontinued Operations Adjustments		Circuit City Stores Pro Forma Before Separation Adjustments	Separation Adjustments		Circuit City Stores Pro Forma
(Amounts in thousands except per share data)
Net sales and operating revenues	$3,119,807	$1,001,564	(A)	$2,118,243	$—		$2,118,243
Cost of sales, buying and warehousing	2,488,554	883,661	(A)	1,604,893	—		1,604,893

Gross profit	631,253	117,903		513,350	—		513,350

Selling, general and administrative expenses (net of finance income of $44,496 as of May 31, 2002)	583,925	68,550	(A)	515,375	(63	)(B)	515,312
Interest expense	1,026	1,026	(A)	—	—		—

Total expenses	584,951	69,576		515,375	(63)		515,312

Earnings before income taxes	46,302	48,327		(2,025)	63		(1,962)
Provision for income taxes	18,320	19,089	(A)	(769)	24	(C)	(745)

Net (loss) earnings	$27,982	$29,238		$(1,256)	$39		$(1,217)

Net (loss) earnings attributed to:
Circuit City Group Common Stock	$17,466

CarMax Group Common Stock	$10,516

Circuit City common stock							$(1,217)

Weighted average common shares:
Circuit City Group:
Basic	206,710

Diluted	209,257

CarMax Group:
Basic	36,962

Diluted	38,826

Circuit City:
Basic							206,710	(D)

Diluted							206,710	(D)

Net (loss) earnings per share attributed to:
Circuit City Group Common Stock:
Basic	$0.08

Diluted	$0.08

CarMax Group Common Stock:
Basic	$0.28

Diluted	$0.27

Circuit City common stock:
Basic							$(0.01	)(D)

Diluted							$(0.01	)(D)

See accompanying notes to unaudited pro forma consolidated statement of earnings.

CIRCUIT CITY STORES, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

Year Ended February 28, 2002

	Circuit City Stores Historical	Discontinued Operations Adjustments		Circuit City Stores Pro Forma Before Separation Adjustments	Separation Adjustments		Circuit City Stores Pro Forma
(Amounts in thousands except per share data)
Net sales and operating revenues	$13,107,871	$(3,518,068	)(A)	$9,589,803	$—		$9,589,803
Cost of sales, buying and warehousing	10,366,196	(3,114,365	)(A)	7,251,831	—		7,251,831
Appliance exit costs	10,000	—		10,000	—		10,000

Gross profit	2,731,675	(403,703)		2,327,972	—		2,327,972

Selling, general and administrative expenses (net of finance income of $188,421 as of February 28, 2002)	2,372,941	(252,289	)(A)	2,120,652	(320	)(B)	2,120,332
Interest expense	5,839	(4,958	)(A)	881	—		881

Total expenses	2,378,780	(257,247)		2,121,533	(320)		2,121,213

Earnings before income taxes	352,895	(146,456)		206,439	320		206,759
Provision for income taxes	134,100	(55,654	)(A)	78,446	122	(C)	78,568

Net earnings	$218,795	$(90,802)		$127,993	$198		$128,191

Net earnings attributed to:
Circuit City Group Common Stock	$190,799

CarMax Group Common Stock	$27,996

Circuit City common stock							$128,191

Weighted average common shares:
Circuit City Group:
Basic	205,501

Diluted	207,095

CarMax Group:
Basic	32,140

Diluted	34,122

Circuit City:
Basic							205,501	(D)

Diluted							207,095	(D)

Net earnings per share attributed to:
Circuit City Group Common Stock:
Basic	$0.93

Diluted	$0.92

CarMax Group Common Stock:
Basic	$0.87

Diluted	$0.82

Circuit City common stock:
Basic							$0.62	(D)

Diluted							$0.62	(D)

See accompanying notes to unaudited pro forma consolidated statement of earnings.

CIRCUIT CITY STORES, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS

(A)
Reflects the reclassification of all revenues and expenses of the businesses of CarMax, Inc. to discontinued operations. The measurement date for discontinued operations purposes will be on or about the time of the separation.

Historically, Circuit City Stores has allocated debt and interest expense to the Circuit City group and CarMax group based on their borrowing needs and the average interest rate for external debt during that period. Since CarMax is planning to re-pay its allocated debt at the date of separation and Circuit City Stores will then in turn pay down its external debt, the only debt and interest expense left would be the portion previously allocated to the Circuit City group.

(B)
Reflects an expected 10% mark-up for general and administrative costs and shared services that are currently allocated at cost to CarMax, Inc. from Circuit City Stores, which may not be the same services to be provided by Circuit City Stores to CarMax after the separation. Costs historically allocated to CarMax, Inc. were approximately $3,197,000 for the year ended February 28, 2002 and $635,000 for the quarter ended May 31, 2002. See the summary of the transition services agreement on page 103 for continued services to be provided to CarMax, Inc. by Circuit City Stores.

(C)	Reflects the income tax effects of adjustment (B).

(D)	Reconciliation of the numerator and denominator of basic and diluted earnings per share are presented below:

(Amounts in thousands except per share data)	Quarter Ended May 31, 2002	Year ended February 28, 2002
Weighted average common shares	206,710	205,501
Dilutive potential common shares:
Options	—	773
Restricted Stock	—	821

Weighted average common shares and dilutive potential common shares	206,710	207,095

Net (loss) earnings available to common shareholders	$(1,217)	$128,191

Basic net (loss) earnings per share	$(0.01)	$0.62

Diluted net (loss) earnings per share	$(0.01)	$0.62

Options to purchase 5,253,600 shares of Circuit City Group Common Stock with exercise prices ranging from $26.15 to $43.03 for the year ended February 28, 2002 were outstanding and not included in the computation of diluted net earnings per share because the options’ exercise prices were greater than the average market price of the common shares. The potential common stock related to options to purchase 12,048,664 shares of Circuit City Group Common Stock and 2,944,162 shares of restricted stock have been excluded from the computation of diluted net loss per share for the quarter ended May 31, 2002, because their effect was antidilutive.

        Pro forma weighted average shares and net earnings per share amounts do not give effect to the change in the outstanding Circuit City Stores restricted stock and and stock options as a result of the separation. The modification to exercise prices and shares for restricted stock and stock options will not be determined until the distribution date. See page 46 for a description of how the Circuit City Stores stock options and restricted stock will be modified at the distribution date.

ANNEX D

CARMAX, INC. HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS

INDEX FOR ANNEX D

CARMAX, INC.

CONSOLIDATED STATEMENTS OF EARNINGS

	Years Ended February 28 or 29
(Amounts in thousands)	2002	2001	2000
Net sales and operating revenues	$3,518,068	$2,747,050	$2,191,389
Cost of sales	3,114,365	2,417,291	1,951,024

Gross profit	403,703	329,759	240,365

Selling, general and administrative expenses (net of finance income of $82,191 as of February 28, 2002; $54,250 as of February 28, 2001; and $39,800 as of February 29, 2000) [Notes 1 and 9]	252,289	244,167	228,200
Interest expense [Notes 1 and 4]	4,958	12,110	10,362

Total expenses	257,247	256,277	238,562

Earnings before income taxes	146,456	73,482	1,803
Provision for income taxes [Notes 1 and 5]	55,654	27,918	685

Net earnings	$90,802	$45,564	$1,118

See accompanying notes to consolidated financial statements.

CARMAX, INC.

CONSOLIDATED BALANCE SHEETS

	At February 28
(Amounts in thousands)	2002	2001
ASSETS
Current assets:
Cash [Note 2]	$3,286	$8,802
Net accounts receivable	52,585	60,526
Retained interests in securitized receivables [Note 10]	120,683	74,136
Inventory	399,084	347,137
Prepaid expenses and other current assets	2,065	2,306

Total current assets	577,703	492,907
Property and equipment, net [Notes 3 and 4]	120,976	192,158
Other assets	21,543	25,888

TOTAL ASSETS	$720,222	$710,953

LIABILITIES AND EQUITY
Current liabilities:
Current installments of long-term debt [Notes 1 and 4]	$78,608	$108,151
Accounts payable	87,160	82,483
Short-term debt [Notes 1 and 4]	9,840	987
Accrued expenses and other current liabilities	25,775	16,154
Deferred income taxes [Notes 1 and 5]	22,009	18,162

Total current liabilities	223,392	225,937
Long-term debt, excluding current installments [Notes 1 and 4]	—	83,057
Deferred revenue and other liabilities	8,416	6,836
Deferred income taxes [Notes 1 and 5]	2,935	3,620

TOTAL LIABILITIES	234,743	319,450
Equity	485,479	391,503

Commitments and contingent liabilities [Notes 1, 7, 8, and 12]
TOTAL LIABILITIES AND EQUITY	$720,222	$710,953

See accompanying notes to consolidated financial statements.

CARMAX, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended February 28 or 29
(Amounts in thousands)	2002	2001	2000
OPERATING ACTIVITIES:
Net earnings	$90,802	$45,564	$1,118
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
Depreciation and amortization	16,340	18,116	15,241
Unearned compensation amortization of restricted stock	100	154	447
Write-down of assets and lease termination costs [Note 9]	—	8,677	4,755
Loss (gain) on disposition of property and equipment	—	415	(820)
Provision for deferred income taxes	3,162	8,758	1,225
Changes in operating assets and liabilities, net of effects from business acquisitions:
Increase in net accounts receivable and retained interests in securitized receivables	(38,606)	(5,409)	(31,889)
Increase in inventory	(51,947)	(62,745)	(39,909)
Decrease (increase) in prepaid expenses and other current assets	241	538	(2,224)
Decrease in other assets	1,639	424	1,255
Increase in accounts payable, accrued expenses and other current liabilities	19,330	3,881	25,016
Increase (decrease) in deferred revenue and other liabilities	1,580	(413)	2,234

Net cash provided by (used in) operating activities	42,641	17,960	(23,551)

INVESTING ACTIVITIES:
Cash used in business acquisitions	—	(1,325)	(34,849)
Purchases of property and equipment	(41,417)	(10,834)	(45,395)
Proceeds from sales of property and equipment, net	98,965	15,506	25,340

Net cash provided by (used in) investing activities	57,548	3,347	(54,904)

FINANCING ACTIVITIES:
Increase (decrease) in short-term debt, net	8,853	(565)	(3,053)
(Decrease) increase in long-term debt, net	(112,600)	(21,658)	71,896
Equity transactions with parent, net	(1,958)	(263)	1,914

Net cash (used in) provided by financing activities	(105,705)	(22,486)	70,757

Decrease in cash and cash equivalents	(5,516)	(1,179)	(7,698)
Cash and cash equivalents at beginning of year	8,802	9,981	17,679

Cash and cash equivalents at end of year	$3,286	$8,802	$9,981

See accompanying notes to consolidated financial statements.

CARMAX, INC.

CONSOLIDATED STATEMENTS OF EQUITY
(Amounts in thousands)

Balance at March 1, 1999	$340,415
Net earnings	1,118
Equity transactions with parent, net	3,456

Balance at February 29, 2000	344,989
Net earnings	45,564
Equity transactions with parent, net	950

Balance at February 28, 2001	391,503
Net earnings	90,802
Equity transactions with parent, net	3,174

Balance at February 28, 2002	$485,479

See accompanying notes to consolidated financial statements.

CARMAX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Basis of Presentation

On February 22, 2002, Circuit City Stores announced that its board of directors had authorized management to initiate a process that would separate the CarMax auto superstore business from the rest of Circuit City Stores. As a result of the separation, all of the businesses, assets and liabilities of the CarMax group would be held in CarMax, Inc. (presently a wholly owned subsidiary of Circuit City Stores), which, following the separation, would be an independent separately traded public company. These consolidated financial statements are presented as if CarMax, Inc. existed as an entity separate from the remaining businesses of Circuit City Stores during the periods presented.

Circuit City Stores has contributed to CarMax, Inc. all of the subsidiaries, assets and liabilities that constituted the CarMax group. CarMax, Inc. includes the same businesses, assets and liabilities the financial performance of which was intended to be reflected by the CarMax Group Common Stock. The assets of CarMax, Inc. will be accounted for at the historical values carried by Circuit City Stores prior to the separation.

The accompanying consolidated financial statements include the historical operations of certain subsidiaries of Circuit City Stores. Accordingly, Circuit City Stores’ net investment in CarMax is shown as equity on the accompanying consolidated financial statements. Equity transactions with parent reflect amounts allocated to CarMax based on equity transactions of the CarMax Group Common Stock.

In conjunction with the separation, all outstanding CarMax group stock options and restricted stock will be replaced with CarMax, Inc. stock options and restricted stock with the same terms and conditions, exercise price and restrictions as the CarMax group stock options and restricted stock they replace.

CarMax’s financial statements reflect the application of the management and allocation policies adopted by Circuit City Stores’ board of directors. These policies may be modified or rescinded, or new policies may be adopted, at the sole discretion of the board of directors, although the board of directors has no present plans to do so. These management and allocation policies include the following:

(A)  Financial Activities:

Most financial activities are managed by Circuit City Stores on a centralized basis. Such financial activities include the investment of surplus cash and the issuance and repayment of short-term and long-term debt. Allocated invested surplus cash of CarMax consists of (i) Circuit City Stores cash equivalents, if any, that have been allocated in their entirety to CarMax and (ii) a portion of Circuit City Stores’ cash equivalents, if any, that are allocated to CarMax. Circuit City Stores allocates debt to CarMax based on usage of funds. Debt that is specific only to the CarMax business or the Circuit City business is allocated in its entirety to that business. For shared funds obtained from bank debt (pooled debt), CarMax's portion is determined by applying to CarMax's intercompany debt due to Circuit City Stores the percentages that short-term bank debt, long-term bank debt and the current portion of long-term bank debt are of the total pooled debt. The remainder of any debt is then applied to the Circuit City business. The pooled debt bears interest at a rate based on the average pooled debt balance. Expenses related to increases in pooled debt are reflected in the weighted average interest rate of such pooled debt.

(B)  Corporate General and Administrative Costs:

Corporate general and administrative costs and other shared services generally have been allocated to CarMax based upon utilization of such services. Where determinations based on utilization alone have been impractical, other methods and criteria are used that management believes are equitable and provide a reasonable estimate of the costs attributable to CarMax. Costs allocated to CarMax totaled approximately $3.2 million for fiscal 2002, $4.0 million for fiscal 2001 and $5.6 million for fiscal 2000.

In connection with the separation, Circuit City Stores and CarMax, Inc. will enter into a transition services agreement. Under this agreement, Circuit City Stores will provide to CarMax services for payroll, human resources, benefits administration, purchasing of television advertising, cafeteria services, telecommunications,

CARMAX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

computer center support, special technical services and administrative services. These services are divided into three different categories, each category with an initial term of six months to 2 years with two to four renewal options. CarMax will pay Circuit City Stores the allocable portion of all direct and indirect costs for providing these services plus an expected 10% mark-up.

(C)  Income Taxes:

CarMax is included in the consolidated federal income tax return and in certain state tax returns filed by Circuit City Stores. Accordingly, the financial statement provision and the related tax payments or refunds are reflected in the financial statements in accordance with the Circuit City Stores’ tax allocation policy. In general, this policy provides that the consolidated tax provision and related tax payments or refunds are allocated to CarMax based principally upon the financial income, taxable income, credits and other amounts directly related to these items. Tax benefits that cannot be used by CarMax, but can be utilized by Circuit City Stores on a consolidated basis, are allocated to the business that generated such benefits. As a result, the allocated amounts of taxes payable or refundable are not necessarily comparable to those that would have resulted if CarMax had filed separate tax returns.

In connection with the separation, Circuit City Stores and CarMax, Inc. will enter into a tax allocation agreement that will govern Circuit City Stores’ and CarMax’s respective rights, responsibilities, and obligations after the separation with respect to taxes for the periods ending on or before the separation, which will remain in effect following the separation. Generally, the tax allocation agreement provides that pre-separation taxes that are attributable to the business of one party will be borne solely by that party.

2.    Summary of Significant Accounting Policies

(A)  Securitizations:

CarMax enters into securitization transactions, which allow for the sale of automobile loan receivables to qualified special purpose entities, which, in turn, issue asset-backed securities to third-party investors. On April 1, 2001, CarMax adopted Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” which replaced SFAS No. 125 and applies prospectively to all securitization transactions occurring after March 31, 2001. Adoption of SFAS No. 140 did not have a material impact on the financial position, results of operations or cash flows of CarMax. Transfers of financial assets that qualify as sales under SFAS No. 140 are accounted for as off-balance sheet securitizations. CarMax may retain interest-only strips, one or more subordinated tranches, residual interests in a securitization trust, servicing rights and a cash reserve account, all of which are retained interests in the securitized receivables. These retained interests are carried at fair value as determined by the present value of expected future cash flows using management’s projections of key factors, such as finance charge income, default rates, payment rates and discount rates appropriate for the type of asset and risk. The changes in fair value of retained interests are included in earnings.

(B)  Fair Value of Financial Instruments:

The carrying value of CarMax’s cash, automobile loan and other receivables, accounts payable, short-term borrowings and long-term debt approximates fair value. CarMax’s retained interests in securitized receivables and derivative financial instruments are recorded on the CarMax balance sheets at fair value.

CARMAX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(C)  Inventory:

Inventory is comprised primarily of vehicles held for sale or for reconditioning and is stated at the lower of cost or market. Vehicle inventory cost is determined by specific identification. Parts and labor used to recondition vehicles, as well as transportation and other incremental expenses associated with acquiring and reconditioning vehicles, are included in inventory. Certain manufacturer incentives and rebates for new-car inventory, including holdbacks, are recognized as a reduction to new-car inventory when CarMax purchases the vehicles.

(D)  Property and Equipment:

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the assets’ estimated useful lives.

(E)  Computer Software Costs:

External direct costs of materials and services used in the development of internal-use software and payroll and payroll-related costs for employees directly involved in the development of internal-use software are capitalized. Amounts capitalized are amortized on a straight-line basis over a period of three to five years.

(F)  Impairment of Long-Lived Assets:

CarMax reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable. Impairment is recognized to the extent the sum of undiscounted estimated future cash flows expected to result from the use of the asset is less than the carrying value.

(G)  Store Opening Expenses:

Costs relating to store openings, including organization and pre-opening costs, are expensed as incurred.

(H)  Income Taxes:

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes, measured by applying currently enacted tax laws. A deferred tax asset is recognized if it is more likely than not that a benefit will be realized.

(I)  Revenue Recognition:

CarMax recognizes revenue when the earnings process is complete, generally at either the time of sale to a customer or upon delivery to a customer. CarMax sells extended warranties on behalf of unrelated third parties. These warranties usually have terms of coverage from 12 to 72 months. Because third parties are the primary obligors under these warranties, commission revenue is recognized at the time of sale, net of a provision for estimated customer returns of the warranties.

(J)  Selling, General and Administrative Expenses:

Profits generated by the finance operation, fees received for arranging customer automobile financing through third parties and interest income are recorded as reductions to selling, general and administrative expenses.

CARMAX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(K)  Advertising Expenses:

All advertising costs are expensed by CarMax as incurred.

(L)  Stock-Based Compensation:

CarMax accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting For Stock Issued to Employees,” and provides the pro forma disclosures required by SFAS No. 123, “Accounting for Stock-Based Compensation.”

(M)  Derivative Financial Instruments:

On behalf of CarMax and in connection with securitization activities, Circuit City Stores enters into interest rate swap agreements to manage exposure to interest rates and to more closely match funding costs to the use of funding. CarMax adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, on March 1, 2001. SFAS No. 133 requires CarMax to recognize all derivative instruments as either assets or liabilities on the balance sheets at fair value. The adoption of SFAS No. 133 did not have a material impact on the financial position, results of operations or cash flows of CarMax. The changes in fair value of derivative instruments are included in earnings.

(N)  Risks and Uncertainties:

CarMax is a used- and new-car retail business. The diversity of CarMax’s customers and suppliers reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition or sources of supply. However, because of CarMax’s limited overall size, management cannot assure that unanticipated events will not have a negative impact on CarMax.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(O)  Reclassifications:

Certain prior year amounts have been reclassified to conform to the current presentation. Wholesale sales have been reclassified and reported in net sales and operating revenues for all periods presented including the quarterly financial data disclosed in Note 14. In previous periods, wholesale sales were recorded as a reduction to cost of sales. The reclassification of wholesale sales to sales increased sales and cost of sales by $325.5 million in fiscal 2002, $253.4 million in fiscal 2001 and $181.2 million in fiscal 2000. An additional reclassification between sales and cost of sales made to conform to the current presentation decreased sales by $9.1 million in fiscal 2002, $7.4 million in fiscal 2001 and $4.8 million in fiscal 2000.

3.    Property and Equipment

Property and equipment, at cost, at February 28 is summarized as follows:

(Amounts in thousands)	2002	2001
Land and buildings (20 to 25 years)	$3,442	$101,382
Land held for sale	8,762	27,971
Land held for development	8,021	4,285
Construction in progress	64,122	14,324
Furniture, fixtures and equipment (3 to 8 years)	69,435	64,866
Leasehold improvements (10 to 15 years)	17,281	21,196

	171,063	234,024
Less accumulated depreciation and amortization	50,087	41,866

Property and equipment, net	$120,976	$192,158

CARMAX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Land held for development is land owned for future sites that are scheduled to open more than one year beyond the fiscal year reported.

4.    Debt

As discussed in Note 1, CarMax is allocated debt from Circuit City Stores. At February 28, 2002, CarMax was allocated $9.8 million of short-term debt and $78.6 million of long-term debt. At February 28, 2001, CarMax was allocated $1.0 million of short-term debt and $191.2 million of long-term debt . Long-term debt of Circuit City Stores at February 28 is summarized as follows:

(Amounts in thousands)	2002	2001
Term loans	$100,000	$230,000
Industrial Development Revenue Bonds due through 2006 at various prime-based rates of interest ranging from 3.1% to 6.7%	3,717	4,400
Obligations under capital leases	11,594	12,049
Note payable	826	2,076

Total long-term debt	116,137	248,525
Less current installments	102,073	132,388

Long-term debt, excluding current installments	$14,064	$116,137

Portion of long-term debt, excluding current installments, allocated to CarMax	—	$83,057

Portion of current installments of long-term debt allocated to CarMax	$78,608	$108,151

In July 1994, Circuit City Stores entered into a seven-year, $100,000,000 unsecured bank term loan. The loan was restructured in August 1996 as a six-year, $100,000,000 unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.40%. At February 28, 2002, the interest rate on the term loan was 2.25 percent. This term loan is due in July 2002 and was classified as a current liability at February 28, 2002. Although Circuit City Stores has the ability to refinance this loan, it intends to repay the debt using existing working capital.

In June 1996, Circuit City Stores entered into a five-year, $130,000,000 unsecured bank term loan. Principal was due in full at maturity with interest payable periodically at LIBOR plus 0.35%. As scheduled, Circuit City Stores used existing working capital to repay this term loan in June 2001.

Circuit City Stores maintains a multi-year, $150,000,000 unsecured revolving credit agreement with four banks. The agreement calls for interest based on both committed rates and money market rates and a commitment fee of 0.18% per annum. The agreement was entered into as of August 31, 1996, and expires on August 31, 2002. No amounts were outstanding under the revolving credit agreement at February 28, 2002 or 2001, and Circuit City Stores does not plan to renew this agreement.

In November 1998, CarMax entered into a four-year, $5,000,000 unsecured promissory note. A portion of the principal amount is due annually with interest payable periodically at 8.25% . The outstanding balance at February 28, 2002, was $826,000 and was included in current installments of long-term debt.

In December 2001, CarMax entered into an $8,450,000 secured promissory note in conjunction with the purchase of land for new store construction. This note is due in August 2002 and was classified as short-term debt at February 28, 2002.

CARMAX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The scheduled aggregate annual principal payments on Circuit City Stores’ long-term obligations for the next five fiscal years are as follows: 2003—$102,073,000; 2004—$1,410,000; 2005—$2,521,000; 2006—$1,083,000; 2007—$1,010,000.

Under certain of the debt agreements, Circuit City Stores must meet financial covenants relating to minimum tangible net worth, current ratios and debt-to-capital ratios. Circuit City Stores was in compliance with all such covenants at February 28, 2002 and 2001.

Short-term debt of Circuit City Stores is funded through committed lines of credit and informal credit arrangements, as well as the revolving credit agreement. Other information regarding short-term financing and committed lines of credit is as follows:

	Years Ended February 28
(Amounts in thousands)	2002	2001
Average short-term financing outstanding	$2,256	$56,065
Maximum short-term financing outstanding	$6,594	$363,199
Aggregate committed lines of credit	$195,000	$360,000

The weighted average interest rate on the outstanding short-term debt was 4.4% during fiscal 2002, 6.8% during fiscal 2001 and 5.6% during fiscal 2000.

Interest expense allocated by Circuit City Stores to CarMax, excluding interest capitalized, was $4,958,000 in fiscal 2002, $12,110,000 in fiscal 2001 and $10,362,000 in fiscal 2000. CarMax capitalizes interest in connection with the construction of certain facilities. Capitalized interest totaled $530,000 in fiscal 2002. No interest was capitalized in fiscal 2001. Capitalized interest totaled $1,254,000 in fiscal 2000.

5.    Income Taxes

The components of the provision for income taxes on net earnings are as follows:

	Years Ended February 28 or 29
(Amounts in thousands)	2002	2001	2000
Current:
Federal	$47,389	$16,986	$(1,395)
State	5,103	2,174	855

	52,492	19,160	(540)

Deferred:
Federal	3,067	8,494	1,190
State	95	264	35

	3,162	8,758	1,225

Provision for income taxes	$55,654	$27,918	$685

The effective income tax rate differed from the federal statutory income tax rate as follows:

	Years Ended February 28 or 29
	2002	2001	2000
Federal statutory income tax rate	35%	35%	35%
State and local income taxes, net of federal benefit	3%	3%	3%

Effective income tax rate	38%	38%	38%

CARMAX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In accordance with SFAS No. 109, the tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at February 28 are as follows:

(Amount in thousands)	2002	2001
Deferred tax assets:
Accrued expenses	$6,719	$5,173
Other	187	235

Total gross deferred tax assets	6,906	5,408

Deferred tax liabilities:
Depreciation and amortization	3,615	3,850
Securitized receivables	22,593	15,262
Inventory	4,257	6,449
Prepaid expenses	1,385	1,629

Total gross deferred tax liabilities	31,850	27,190

Net deferred tax liability	$24,944	$21,782

Based on CarMax’s historical and current pretax earnings, management believes the amount of gross deferred tax assets will more likely than not be realized through future taxable income; therefore, no valuation allowance is necessary.

6.    Common Stock and Stock-Based Incentive Plans

(A)  Voting Rights:

The holders of both series of common stock of Circuit City Stores and any series of preferred stock outstanding and entitled to vote together with the holders of common stock will vote together as a single voting group on all matters on which common shareholders generally are entitled to vote other than a matter on which the common stock or either series thereof or any series of preferred stock would be entitled to vote as a separate voting group. On all matters on which both series of common stock would vote together as a single voting group, (i) each outstanding share of Circuit City Group Common Stock shall have one vote and (ii) each outstanding share of CarMax Group Common Stock shall have a number of votes based on the weighted average ratio of the market value of a share of CarMax Group Common Stock to a share of Circuit City Group Common Stock. If shares of only one series of common stock are outstanding, each share of that series shall be entitled to one vote. If either series of common stock is entitled to vote as a separate voting group with respect to any matter, each share of that series shall, for purposes of such vote, be entitled to one vote on such matter.

(B)  Shareholder Rights Plan:

In conjunction with Circuit City Stores’ Shareholder Rights Plan as amended and restated, preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of CarMax Group Common Stock. The rights are exercisable only upon the attainment of, or the commencement of a tender offer to attain, a specified ownership interest in Circuit City Stores by a person or group. When exercisable, each CarMax group right would entitle the holder to buy one four-hundredth of a share of Cumulative Participating Preferred Stock, Series F, $20 par value, at an exercise price of $100 per share, subject to adjustment. A total of 500,000 shares of

CARMAX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

such preferred stock, which have preferential dividend and liquidation rights, have been designated. No such shares are outstanding. In the event that an acquiring person or group acquires the specified ownership percentage of Circuit City Stores’ common stock (except pursuant to a cash tender offer for all outstanding shares determined to be fair by the board of directors) or engages in certain transactions with Circuit City Stores after the rights become exercisable, each right will be converted into a right to purchase, for half the current market price at that time, shares of the CarMax Group Common Stock valued at two times the exercise price.

(C)  Restricted Stock:

Circuit City Stores has issued restricted stock under the provisions of the 1994 Stock Incentive Plan whereby management and key employees of CarMax are granted restricted shares of CarMax Group Common Stock. Shares are awarded in the name of the employee, who has all the rights of a shareholder, subject to certain restrictions or forfeitures. Restrictions on the awards generally expire three to four years from the date of grant. Total restricted stock awards of 2,100 shares of CarMax Group Common Stock were granted to eligible CarMax employees in fiscal 2002. The market value at the date of grant of all shares granted has been recorded as unearned compensation and is a component of equity. Unearned compensation is expensed over the restriction periods. In fiscal 2002, a total of $99,700 was charged to operations ($153,500 in fiscal 2001 and $447,200 in fiscal 2000). As of February 28, 2002, 27,100 restricted shares of CarMax Group Common Stock were outstanding.

(D)  Stock Incentive Plans:

Under Circuit City Stores stock incentive plans, nonqualified stock options may be granted to management and key employees of CarMax and outside directors of Circuit City Stores to purchase shares of CarMax Group Common Stock. The exercise price for nonqualified options is equal to, or greater than, the market value at the date of grant. Options generally are exercisable over a period from one to ten years from the date of grant. Circuit City Stores has authorized 9,750,000 shares of CarMax Group Common Stock to be issued as either options or restricted stock grants. Shares of CarMax Group Common Stock available for issuance of options or restricted stock grants totaled 1,150,779 at February 28, 2002, and 2,615,227 at February 28, 2001.

(E)  Employee Stock Purchase Plan:

Circuit City Stores has an employee stock purchase plan for all CarMax employees meeting certain eligibility criteria. Under the CarMax plan, eligible employees may, subject to certain limitations, purchase shares of CarMax Group Common Stock. For each $1.00 contributed by employees under the plan, CarMax matches $0.15. Purchases are limited to 10% of an employee’s eligible compensation, up to a maximum of $7,500 per year. Circuit City Stores has authorized 2,000,000 shares of CarMax Group Common Stock for purchase under the CarMax plan. At February 28, 2002, a total of 397,717 shares remained available under the CarMax plan. During fiscal 2002, 183,902 shares were issued to or purchased on the open market on behalf of employees (477,094 in fiscal 2001 and 580,000 in fiscal 2000). The average price per share purchased under the plan was $17.13 in fiscal 2002, $4.18 in fiscal 2001 and $3.68 in fiscal 2000. The CarMax match totaled $384,800 in fiscal 2002, $247,000 in fiscal 2001 and $221,500 in fiscal 2000.

(F)  401(k) Plan:

Effective August 1, 1999, Circuit City Stores began sponsoring a 401(k) Plan for all employees meeting certain eligibility criteria. Under the Plan, eligible CarMax employees can contribute up to 15% of their salaries, and

CARMAX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CarMax matches a portion of those associate contributions. The expense allocated to CarMax for this plan for CarMax associates was $885,000 in fiscal 2002, $686,000 in fiscal 2001 and $317,000 in fiscal 2000.

TABLE 1

	2002		2001		2000
(Shares in thousands)	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	4,107	$3.16	3,324	$3.87	4,380	$1.77
Granted	1,659	4.94	1,281	1.70	1,132	5.89
Exercised	(1,941)	1.32	(56)	0.22	(2,027)	0.22
Cancelled	(194)	5.95	(442)	4.67	(161)	6.94

Outstanding at end of year	3,631	$4.81	4,107	$3.16	3,324	$3.87

Options exercisable at end of year	821	$6.85	1,943	$2.94	1,203	$2.54

TABLE 2

	Options Outstanding			Options Exercisable
(Shares in thousands) Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.63	962	5.0	$1.63	193	$1.63
3.22 to 4.89	1,648	5.9	4.82	25	3.66
6.06 to 9.06	794	4.2	6.37	387	6.51
9.19 to 14.00	141	2.9	11.09	136	11.02
15.00 to 22.47	86	2.5	15.42	80	15.08

Total	3,631	5.1	$4.81	821	$6.85

The CarMax Group’s stock option activity is summarized in Table 1 above. Table 2 above summarizes information about stock options outstanding as of February 28, 2002.

CarMax applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized. Had compensation cost been determined based on the fair value at the grant date consistent with the methods of SFAS No. 123, net earnings would have changed to the pro forma amounts indicated in the following table. In accordance with the transition provisions of SFAS No. 123, the pro forma amounts reflect options with grant dates subsequent to March 1, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings amounts presented below because compensation cost is reflected over the options’ vesting periods and compensation cost of options granted prior to March 1, 1995, is not considered. The pro forma effect on fiscal year 2002 may not be representative of the pro forma effects on net earnings for future years.

	Years Ended February 28 or 29
(Amounts in thousands)	2002	2001	2000
Net earnings:
As reported	$90,802	$45,564	$1,118
Pro forma	90,328	45,354	937

CARMAX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the purpose of computing the pro forma amounts indicated above, the fair value of each option on the date of grant was estimated using the Black-Scholes option-pricing model. The weighted average assumptions used in the model are as follows:

	2002	2001	2000
Expected dividend yield	—	—	—
Expected stock volatility	79%	71%	62%
Risk-free interest rates	5%	7%	6%
Expected lives (in years)	4	4	4

Using these assumptions in the Black-Scholes model, the weighted average fair value of options granted for CarMax was $3 per share in fiscal 2002, $1 per share in fiscal 2001 and $3 per share in fiscal 2000.

7.    Pension Plans

Circuit City Stores has a noncontributory defined benefit pension plan covering the majority of full-time employees who are at least age 21 and have completed one year of service. The cost of the program is being funded currently. Plan benefits generally are based on years of service and average compensation. Plan assets consist primarily of equity securities and included 160,000 shares of Circuit City Group Common Stock at February 28, 2002, and February 28, 2001. Eligible employees of CarMax participate in Circuit City Stores’ plan. Pension costs for these employees have been allocated to CarMax based on its proportionate share of the projected benefit obligation. Circuit City Stores contributions allocated to CarMax were $1,304,000 in fiscal 2002, $1,630,000 in fiscal 2001 and $625,000 in fiscal 2000.

The following tables set forth CarMax’s share of the pension plan’s financial status and amounts recognized in the balance sheets as of February 28:

(Amounts in thousands)	2002	2001
Change in benefit obligation:
Benefit obligation at beginning of year	$7,837	$4,443
Service cost	2,549	1,525
Interest cost	588	355
Actuarial loss	4,002	1,514
Benefits paid	(108)	—

Benefit obligation at end of year	$14,868	$7,837

Change in plan assets:
Fair value of plan assets at beginning of year	$4,074	$2,715
Actual return on plan assets	(262)	(271)
Employer contributions	1,304	1,630
Benefits paid	(108)	—

Fair value of plan assets at end of year	5,008	$4,074

Reconciliation of funded status:
Funded status	$(9,860)	$(3,763)
Unrecognized actuarial loss	7,524	3,039
Unrecognized transitional asset	—	(3)
Unrecognized prior service benefit	(2)	(4)

Net amount recognized	$(2,338)	$(731)

CARMAX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of net pension expense were as follows:

	Years Ended February 28 or 29
(Amounts in thousands)	2002	2001	2000
Service cost	$2,549	$1,525	$1,250
Interest cost	588	355	173
Expected return on plan assets	(424)	(283)	(159)
Amortization of prior service cost	(2)	(2)	(2)
Amortization of transitional asset	(3)	(3)	(3)
Recognized actuarial loss	203	91	77

Net pension expense	$2,911	$1,683	$1,336

Assumptions used in the accounting for the pension plan were:

	Years Ended February 28 or 29
	2002	2001	2000
Weighted average discount rate	7.25%	7.50%	8.00%
Rate of increase in compensation levels	7.00%	6.00%	6.00%
Expected rate of return on plan assets	9.00%	9.00%	9.00%

Circuit City Stores also has an unfunded nonqualified plan that restores retirement benefits for certain CarMax senior executives who are affected by Internal Revenue Code limitations on benefits provided under the pension plan. The projected benefit obligation under this plan and allocated to CarMax was $1,600,000 at February 28, 2002 and $600,000 at February 28, 2001.

8.    Lease Commitments

CarMax conducts a substantial portion of its business in leased premises. CarMax’s lease obligations are based upon contractual minimum rates. Twenty-three of CarMax’s sales locations are currently operated under leases originally entered into by Circuit City Stores. Although each of these leases has been assigned to a subsidiary of CarMax, Circuit City Stores remains contingently liability under the leases.

Rental expense for all operating leases was $41,362,000 in fiscal 2002, $36,057,000 in fiscal 2001 and $34,706,000 in fiscal 2000. Most leases provide that CarMax pay taxes, maintenance, insurance and operating expenses applicable to the premises. The initial term of most real property leases will expire within the next 20 years; however, most of the leases have options providing for renewal periods of 10 to 20 years at terms similar to the initial terms.

Future minimum fixed lease obligations, excluding taxes, insurance and other costs payable directly by CarMax, as of February 28, 2002, were:

(Amounts in thousands) Fiscal	Operating Lease Commitments
2003	$43,077
2004	43,364
2005	43,332
2006	42,737
2007	41,991
After 2007	508,516

Total minimum lease payments	$723,017

CARMAX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In August 2001, CarMax entered into a sale-leaseback transaction with unrelated parties covering nine superstore properties. This transaction, which represented the first sale-leaseback entered into by CarMax without a Circuit City Stores guarantee, was structured at competitive rates with an initial lease term of 15 years and two 10-year renewal options. In conjunction with this sale-leaseback transaction, CarMax must meet financial covenants relating to minimum tangible net worth and minimum coverage of rent expense. CarMax was in compliance with all such covenants at February 28, 2002. The aggregate selling price of sale-leaseback transactions was $102,388,000 in fiscal 2002 and $12,500,000 in fiscal 2000. In fiscal 2001, Circuit City Stores did not enter into any sale-leaseback transactions on behalf of CarMax. Gains or losses on sale-leaseback transactions are deferred and amortized over the term of the leases. Neither Circuit City Stores nor CarMax has continuing involvement under sale-leaseback transactions.

9.    Supplemental Financial Statement Information

(A)  Advertising Expense:

Advertising expense, which is included in selling, general and administrative expenses in the accompanying statements of earnings, amounted to $47,255,000 (1.3% of net sales and operating revenues) in fiscal 2002, $44,912,000 (1.6% of net sales and operating revenues) in fiscal 2001 and $48,637,000 (2.2% of net sales and operating revenues) in fiscal 2000.

(B)  Write-Down of Assets and Lease Termination Costs:

In the fourth quarter of fiscal 2001, CarMax recorded $8.7 million for the write-off of goodwill associated with two underperforming stand-alone new-car franchises. In the fourth quarter of fiscal 2000, CarMax recorded $4.8 million in charges related to lease termination costs on undeveloped property and a write-down of assets associated with excess property for sale. The loss related to operating leases was calculated based on expected lease termination costs and costs associated with subleasing the property.

(C)  Finance Income:

For the past three years, pretax finance income, which is recorded as a reduction to selling, general and administrative expenses, was as follows:

	Years Ended February 28 or 29
(Amounts in millions)	2002	2001	2000
Securitization income	$78.1	$51.5	$36.8
Payroll and fringe expenses	5.7	4.2	3.4
Other direct expenses	5.9	4.5	3.4

Finance operation income	66.5	42.8	30.0
Third-party financing fees	15.7	11.5	9.8

Total finance income	$82.2	$54.3	$39.8

For CarMax, finance operation income does not include any allocation of indirect costs or income. CarMax presents this information on a direct basis to avoid making arbitrary decisions regarding the periodic indirect benefit or costs that could be attributed to this operation. Examples of indirect costs not included are corporate expenses such as human resources, administrative services, marketing, information systems, accounting, legal, treasury and executive payroll as well as retail store expenses.

CARMAX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10.    Securitizations

CarMax has asset securitization programs to finance the automobile loan receivables generated by its finance operation. CarMax’s finance operation sells its automobile loan receivables to a special purpose subsidiary, which, in turn, transfers those receivables to a group of third-party investors. For transfers of receivables that qualify as sales, CarMax recognizes gains or losses as a component of the finance operation’s profits, which are recorded as reductions to selling, general and administrative expenses. A special purpose subsidiary retains a subordinated interest in the transferred receivables. CarMax’s finance operation continues to service securitized receivables for a fee. CarMax’s finance operation refinanced $641.7 million of automobile loan receivables through the public issuance of asset-backed securities in fiscal 2002 and $655.4 million in fiscal 2001. The automobile loan securitization agreements do not provide for recourse to Circuit City Stores for credit losses on the securitized receivables. Under certain of these securitization programs, CarMax must meet financial covenants relating to minimum tangible net worth, minimum delinquency rates and minimum coverage of rent and interest expense. CarMax was in compliance with these covenants at February 28, 2002 and 2001.

At February 28, 2002, the total principal amount of automobile loan receivables managed was $1.55 billion. Of that total, the principal amount of automobile loan receivables securitized was $1.54 billion and the principal amount of automobile loan receivables held for sale or investment was $13.9 million. At February 28, 2002, the unused capacity of the automobile loan variable funding program was $211.0 million. The aggregate principal amount of automobile loans that were 31 days or more delinquent was $22.3 million at February 28, 2002. The principal amount of losses net of recoveries totaled $13.2 million for the year ended February 28, 2002, and $7.2 million for the year ended February 28, 2001.

CarMax receives annual servicing fees approximating 1% of the outstanding principal balance of the securitized automobile loan receivables and retains the rights to future cash flows available after the investors in the asset-backed securities have received the return for which they contracted. The servicing fees specified in the automobile loan securitization agreements adequately compensate the finance operation for servicing the securitized receivables. Accordingly, no servicing asset or liability has been recorded.

The table below summarizes certain cash flows received from and paid to securitization trusts:

	Years Ended February 28,
(Amounts in thousands)	2002	2001
Proceeds from new securitizations	$752,516	$619,525
Proceeds from collections reinvested in previous automobile loan securitizations	$452,329	$313,827
Servicing fees received	$13,787	$10,474
Other cash flows received on retained interests*	$68,153	$39,265

*
This amount represents total cash flows received from retained interests by the transferor other than servicing fees, including cash flows from interest-only strips and cash above the minimum required level in cash collateral accounts.

When determining the fair value of retained interests, CarMax estimates future cash flows using management’s projections of key factors, such as finance charge income, default rates, payment rates and discount rates appropriate for the type of asset and risk. CarMax employs a risk-based pricing strategy that increases the stated annual percentage rate for accounts that have a higher predicted risk of default. Accounts with a lower risk profile may qualify for promotional financing.

CARMAX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future finance income from securitized automobile loan receivables that exceeds the contractually specified investor returns and servicing fees (interest-only strips) is carried at fair value; amounted to $74.3 million at February 28, 2002, and $42.0 million at February 28, 2001. Gains of $56.4 million on sales of automobile loan receivables were recorded in fiscal 2002; gains of $35.4 million on sales of automobile loan receivables were recorded in fiscal 2001.

The fair value of retained interests at February 28, 2002, was $120.7 million, with a weighted-average life of 1.6 years. The fair value of retained interests at February 28, 2001, was $74.1 million with a weighted average life ranging from 1.5 years to 1.8 years. The following table shows the key economic assumptions used in measuring the fair value of retained interests at February 28, 2002, and a sensitivity analysis showing the hypothetical effect on the fair value of those interests when there are unfavorable variations from the assumptions used. Key economic assumptions at February 28, 2002, are not materially different from assumptions used to measure the fair value of retained interests at the time of securitization. These sensitivities are hypothetical and should be used with caution. In this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in actual circumstances, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

(Dollar amounts in thousands)	Assumptions Used (Annual)	Impact on Fair Value of 10% Adverse Change	Impact on Fair Value of 20% Adverse Change
Prepayment speed	1.5-1.6%	$3,646	$7,354
Default rate	1.0-1.2%	$2,074	$4,148
Discount rate	12.0%	$1,464	$2,896

11.    Financial Derivatives

On behalf of CarMax, Circuit City Stores enters into amortizing swaps relating to automobile loan receivable securitizations to convert variable-rate financing costs to fixed-rate obligations to better match funding costs to the receivables being securitized. Circuit City Stores entered into twelve 40-month amortizing interest rate swaps with notional amounts totaling approximately $854.0 million in fiscal 2002, nine 40-month amortizing swaps with notional amounts totaling approximately $735.0 million in fiscal 2001 and four 40-month amortizing swaps with notional amounts totaling approximately $344.0 million in fiscal 2000. The remaining total notional amount of all swaps related to the automobile loan receivable securitizations was approximately $413.3 million at February 28, 2002, and $299.3 million at February 28, 2001. At February 28, 2002, the fair value of these swaps totaled a net liability of $841,000 and were included in accounts payable.

The market and credit risks associated with interest rate swaps are similar to those relating to other types of financial instruments. Market risk is the exposure created by potential fluctuations in interest rates. Circuit City Stores does not anticipate significant market risk from swaps because they are used on a monthly basis to match funding costs to the use of the funding. Credit risk is the exposure to nonperformance of another party to an agreement. Circuit City Stores mitigates credit risk by dealing with highly rated bank counterparties.

12.    Contingent Liabilities

In the normal course of business, CarMax is involved in various legal proceedings. Based upon CarMax’s evaluation of the information presently available, management believes that the ultimate resolution of any such proceedings will not have a material adverse effect on CarMax’s financial position, liquidity or results of operations.

CARMAX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.    Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, “Business Combinations,” effective for business combinations initiated after June 30, 2001, and SFAS No. 142, “Goodwill and Other Intangible Assets,” effective for fiscal years beginning after December 15, 2001. Under SFAS No. 141, the pooling of interests method of accounting for business combinations is eliminated, requiring that all business combinations initiated after the effective date be accounted for using the purchase method. Also under SFAS No. 141, identified intangible assets acquired in a purchase business combination must be separately valued and recognized on the balance sheet if they meet certain requirements. Under the provisions of SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the pronouncement. Other intangible assets that are identified to have finite useful lives will continue to be amortized in a manner that reflects the estimated decline in the economic value of the intangible asset and will be subject to review when events or circumstances arise which indicate impairment. For CarMax, goodwill totaled $20.1 million and covenants not to compete totaled $1.5 million as of February 28, 2002. In fiscal 2002, goodwill amortization was $1.8 million and amortization of covenants not to compete was $931,000. Covenants not to compete will continue to be amortized on a straight-line basis over the life of the covenant, not to exceed five years. Application of the nonamortization provisions of SFAS No. 142 in fiscal 2003 is not expected to have a material impact on the financial position, results of operations or cash flows of CarMax. During fiscal 2003, CarMax will perform the first of the required impairment tests of goodwill, as outlined in the new pronouncement. Based on preliminary estimates, as well as ongoing periodic assessments of goodwill, CarMax does not expect to recognize any material impairment losses from these tests.

In August 2001, the FASB issued SFAS No. 143, “Accounting For Asset Retirement Obligations.” This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset, except for certain obligations of lessees. This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period incurred. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. CarMax has not yet determined the impact, if any, of adopting this standard.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supersedes both SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” related to the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. CarMax is required to adopt SFAS No. 144 no later than the fiscal year beginning after December 15, 2001, and plans to adopt the provisions in the first quarter of fiscal 2003. CarMax does not expect the adoption of SFAS No. 144 to have a material impact on its financial position, results of operations or cash flows.

CARMAX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.    Quarterly Financial Data (Unaudited)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Year
(Amounts in thousands)	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Net sales and operating revenues	$879,000	$683,390	$938,911	$738,084	$848,807	$621,007	$851,350	$704,569	$3,518,068	$2,747,050

Gross profit	$103,960	$85,462	$108,526	$90,549	$91,026	$71,679	$100,191	$82,069	$403,703	$329,759

Net earnings	$26,572	$13,944	$27,391	$16,271	$18,443	$7,568	$18,396	$7,781	$90,802	$45,564

Net sales and operating revenues as presented reflect certain reclassifications to conform to current presentation. Wholesale sales were reclassified from cost of sales to sales as discussed in Note 2(O). Total wholesale reclassifications increased sales in the first through fourth quarters of fiscal 2002 by $84.5 million, $90.0 million, $76.7 million and $74.3 million, respectively. The fiscal 2001 total wholesale reclassifications increased sales $59.4 million, $66.5 million, $61.1 million and $66.4 million by quarter, respectively. The additional reclassification between sales and cost of sales decreased sales in the first through fourth quarters of fiscal 2002 by $2.3 million, $2.5 million, $2.2 million and $2.1 million, respectively. The fiscal 2001 net sales decreased $1.8 million, $2.0 million, $1.8 million and $1.8 million by quarter, respectively, based on the additional reclassification. The annual impact of all reclassifications from cost of sales to sales was an increase of $316.4 million in fiscal 2002 and $246.0 million in fiscal 2001.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders of Circuit City Stores, Inc.:

We have audited the accompanying consolidated balance sheets of CarMax, Inc. and subsidiaries (as defined in Note 1) as of February 28, 2002 and 2001, and the related consolidated statements of earnings, equity and cash flows for each of the fiscal years in the three-year period ended February 28, 2002. These financial statements are the responsibility of Circuit City Stores, Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CarMax, Inc. and subsidiaries as of February 28, 2002 and 2001, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended February 28, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Richmond, Virginia
April 2, 2002

CARMAX, INC.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

(Amounts in thousands) Description	Balance at Beginning of Year	Charged to Income	Charge-offs less Recoveries	Balance at End of Year
Year ended February 29, 2000:
Allowance for doubtful accounts	$5,213	$3,434	$(2,829)	$5,818

Year ended February 28, 2001:
Allowance for doubtful accounts	$5,818	$3,707	$(2,621)	$6,904

Year ended February 28, 2002:
Allowance for doubtful accounts	$6,904	$2,067	$(4,884)	$4,087

Certain prior year amounts have been changed to conform to current year presentation.

INDEPENDENT AUDITORS’ REPORT ON FINANCIAL STATEMENT SCHEDULE

The Board of Directors and Stockholders of Circuit City Stores, Inc.:

Under the date of April 2, 2002, we reported on the consolidated balance sheets of CarMax, Inc. and subsidiaries (the Company) as of February 28, 2002 and 2001, and the related consolidated statements of earnings, equity and cash flows for each of the fiscal years in the three-year period ended February 28, 2002, which are included in this proxy statement/prospectus. In connection with our audits of the aforementioned consolidated financial statements, we have also audited the related CarMax, Inc. financial statement schedule included in this proxy statement/prospectus. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based on our audit.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Richmond, Virginia
April 2, 2002

CARMAX, INC.

CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)

	Three Months Ended May 31,
(Amounts in thousands)	2002	2001
Net sales and operating revenues	$1,001,564	$879,000
Cost of sales	883,661	775,040

Gross profit	117,903	103,960

Selling, general and administrative expenses (net of finance income of $24,077 as of May 31, 2002, and $19,510 as of May 31, 2001)	68,550	58,550
Interest expense	1,026	2,551

Total expenses	69,576	61,101

Earnings before income taxes	48,327	42,859
Provision for income taxes	19,089	16,287

Net earnings	$29,238	$26,572

See accompanying notes to consolidated financial statements.

CARMAX, INC.

CONSOLIDATED BALANCE SHEETS

	May 31, 2002	Feb. 28, 2002
(Amounts in thousands)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$61,445	$3,286
Net accounts receivable	54,907	52,585
Retained interests in securitized receivables	127,860	120,683
Inventory	417,461	399,084
Prepaid expenses and other current assets	1,646	2,065

Total current assets	663,319	577,703
Property and equipment, net	145,572	120,976
Other assets	21,327	21,543

TOTAL ASSETS	$830,218	$720,222

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$91,479	$87,160
Accrued expenses and other current liabilities	22,694	25,775
Deferred income taxes	21,914	22,009
Short-term debt	9,761	9,840
Current installments of long-term debt	55,324	78,608

Total current liabilities	201,172	223,392
Long-term debt, excluding current installments	100,000	—
Deferred revenue and other liabilities	9,186	8,416
Deferred income taxes	2,444	2,935

TOTAL LIABILITIES	312,802	234,743
Equity	517,416	485,479

TOTAL LIABILITIES AND EQUITY	$830,218	$720,222

See accompanying notes to consolidated financial statements.

CARMAX, INC

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended May 31,
(Amounts in thousands)	2002	2001
OPERATING ACTIVITIES:
Net earnings	$29,238	$26,572
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
Depreciation and amortization	4,138	4,693
Amortization of restricted stock awards	18	37
Loss on disposition of property and equipment	10	–
Provision for deferred income taxes	(586)	1,281
Changes in operating assets and liabilities:
Increase in net accounts receivable and retained interests in securitized receivables	(9,499)	(30,014)
Increase in inventory	(18,377)	(55,838)
Decrease in prepaid expenses and other current assets	419	1,775
Increase in other assets	(1)	(5)
Increase in accounts payable, accrued expenses and other current liabilities	3,012	32,428
Increase in deferred revenue and other liabilities	770	18

Net cash provided by (used in) operating activities	9,142	(19,053)

INVESTING ACTIVITIES:
Purchases of property and equipment	(28,533)	(3,347)
Proceeds from sales of property and equipment, net	6	–

Net cash used in investing activities	(28,527)	(3,347)

FINANCING ACTIVITIES:
(Decrease) increase in allocated short-term debt, net	(79)	1,629
Increase in allocated long-term debt, net	76,716	22,708
Equity issuances, net	907	(224)

Net cash provided by financing activities	77,544	24,113

Increase in cash and cash equivalents	58,159	1,713
Cash and cash equivalents at beginning of year	3,286	8,802

Cash and cash equivalents at end of period	$61,445	$10,515

See accompanying notes to consolidated financial statements.

CARMAX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Basis of Presentation

On February 22, 2002, Circuit City Stores announced that its board of directors had authorized management to initiate a process that would separate the CarMax auto superstore business from the rest of Circuit City Stores. As a result of the separation, all of the businesses, assets and liabilities of the CarMax group would be held in CarMax, Inc. (presently a wholly owned subsidiary of Circuit City Stores), which, following the separation, would be an independent separately traded public company. These consolidated financial statements are presented as if CarMax, Inc. existed as an entity separate from the remaining businesses of Circuit City Stores during the periods presented.

Circuit City Stores has contributed to CarMax, Inc. all of the subsidiaries, assets and liabilities that constituted the CarMax group. CarMax, Inc. includes the same businesses, assets and liabilities the financial performance of which was intended to be reflected by the CarMax Group Common Stock. The assets of CarMax Inc. will be accounted for at the historical values carried by Circuit City Stores prior to the separation.

The accompanying consolidated financial statements include the historical operations of certain subsidiaries of Circuit City Stores. Accordingly, Circuit City Stores’ net investment in CarMax is shown as equity on the accompanying consolidated financial statements. Equity transactions with parent reflect amounts allocated to CarMax based on equity transactions of the CarMax Group Common Stock.

In conjunction with the separation, all outstanding CarMax group stock options and restricted stock will be replaced with CarMax, Inc. stock options and restricted stock with the same terms and conditions, exercise price and restrictions as the CarMax group stock options and restricted stock they replace.

CarMax’s financial statements reflect the application of the management and allocation policies adopted by Circuit City Stores’ board of directors. These policies may be modified or rescinded, or new policies may be adopted, at the sole discretion of the board of directors, although the board of directors has no present plans to do so.

2.    Accounting Policies

The financial statements of CarMax conform to accounting principles generally accepted in the United States of America. The interim period financial statements are unaudited; however, in the opinion of management, all adjustments, which consist only of normal, recurring adjustments, necessary for a fair presentation of the interim group financial statements have been included. The fiscal year-end balance sheet data was derived from the audited financial statements included in the CarMax’s fiscal 2002 audited consolidated financial statements.

3.    Debt

On May 17, 2002, CarMax entered into a $200 million credit agreement secured by vehicle inventory. The credit agreement includes a $100 million revolving loan commitment and a $100 million term loan commitment. Principal is due in full at maturity with interest payable monthly at a LIBOR-based rate. The agreement currently is scheduled to expire in May 2004 and provides for annual one-year extensions of the final maturity beginning on May 17, 2003, and each May 17 thereafter. The aggregate principal amount outstanding under the credit facility on any date may not exceed 150% of the value of CarMax’s eligible motor vehicle inventory as of that date. As of May 31, 2002, the amount outstanding under this credit agreement was $100 million. Under this agreement, CarMax must meet financial covenants relating to minimum current ratio, minimum tangible net worth and minimum fixed charge coverage ratio. CarMax was in compliance with these covenants at May 31, 2002.

CARMAX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.    Supplemental Financial Statement Information

For the first quarter of fiscal 2003 and 2002, pretax finance income, which is recorded as a reduction to selling, general and administrative expenses, was as follows:

(Amounts in millions)	Three Months Ended May 31, 2002	Three Months Ended May 31, 2001
Securitization income	$23.3	$18.4
Payroll and fringe expenses	1.7	1.3
Other direct expenses	1.7	1.4

Finance operation income	19.9	15.7
Third-party financing fees	4.2	3.8

Total finance income	$24.1	$19.5

For CarMax, finance operation income does not include any allocation of indirect costs or income. CarMax presents this information on a direct basis to avoid making arbitrary decisions regarding the periodic indirect benefit or costs that could be attributed to this operation. Examples of indirect costs not included are corporate expenses such as human resources, administrative services, marketing, information systems, accounting, legal, treasury and executive payroll as well as retail store expenses.

5.    Securitizations

CarMax has asset securitization programs to finance the automobile loan receivables generated by its finance operation. CarMax’s finance operation sells its automobile loan receivables to a special purpose subsidiary, which, in turn, transfers those receivables to a group of third-party investors. For transfers of receivables that qualify as sales, CarMax recognizes gains or losses as a component of the finance operation’s profits, which are recorded as reductions to selling, general and administrative expenses. The special purpose subsidiary retains a subordinated interest in the transferred receivables. CarMax’s finance operation continues to service securitized receivables for a fee. The automobile loan securitization agreements do not provide for recourse to the Company for credit losses on the securitized receivables. CarMax employs a risk-based pricing strategy that increases the stated annual percentage rate for accounts that have a higher predicted risk of default. Under certain of these securitization programs, CarMax must meet financial guidelines relating to minimum tangible net worth, debt to net worth, net worth to managed assets, current ratio, minimum cash balance or borrowing capacity and minimum coverage of rent and interest expense. The securitized receivables must meet performance levels relating to portfolio yield, default rates and delinquency rates. CarMax was in compliance with these guidelines at May 31, 2002, and February 28, 2002.

The total principal amount of automobile loan receivables managed was $1.63 billion at May 31, 2002, and $1.55 billion at February 28, 2002. Of the total principal amounts managed, the principal amount of automobile loan receivables securitized was $1.61 billion at May 31, 2002, and $1.54 billion at February 28, 2002, and the principal amount of automobile loan receivables held for sale or investment was $20.5 million at May 31, 2002, and $13.9 million at February 28, 2002. The unused capacity of the automobile loan variable funding program was $115.0 million at May 31, 2002, and $211.0 million at February 28, 2002. The aggregate principal amount of automobile loans that were 31 days or more delinquent was $21.2 million at May 31, 2002, and $22.3 million at February 28, 2002. The principal amount of losses net of recoveries totaled $3.3 million for the three months ended May 31, 2002, and $1.9 million for the three months ended May 31, 2001.

CarMax receives annual servicing fees approximating 1% of the outstanding principal balance of the securitized automobile loan receivables and retains the rights to future cash flows available after the investors in the asset-backed securities have received the return for which they contracted. The servicing fees specified in the automobile loan securitization agreements adequately compensate the finance operation for servicing the securitized receivables. Accordingly, no servicing asset or liability has been recorded.

CARMAX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below summarizes certain cash flows received from and paid to the securitization trusts:

	Three Months Ended	Three Months Ended
	May 31, 2002	May 31, 2001
(Amounts in millions)
Proceeds from new securitizations	$221.0	$195.0
Proceeds from collections reinvested in previous automobile loan securitizations	$134.5	$91.5
Servicing fees received	$3.9	$3.3
Other cash flows received on retained interests*	$20.0	$12.5

*
This amount represents cash flows received from retained interests by the transferor other than servicing fees, including cash flows from interest-only strips and cash above the minimum required level in cash collateral accounts.

When determining the fair value of retained interests, CarMax estimates future cash flows using management’s projections of key factors, such as finance charge income, default rates, payment rates and discount rates appropriate for the type of asset and risk.

Future finance income from securitized automobile loan receivables that exceeds the sum of the contractually specified investor returns and servicing fees (interest-only strips) is carried at fair value and amounted to $76.1 million at May 31, 2002, and $51.4 million at May 31, 2001. These amounts are included in retained interests in securitized receivables on the consolidated balance sheets. Gains of $15.6 million on sales of automobile loan receivables were recorded for the three months ended May 31, 2002; gains of $13.1 million on sales of automobile loan receivables were recorded for the three months ended May 31, 2001.

The fair value of retained interests at May 31, 2002, was $127.9 million, with a weighted-average life of 1.6 years. The fair value of retained interests at February 28, 2002, was $120.7 million, with a weighted-average life of 1.6 years. The following table shows the key economic assumptions used in measuring the fair value of retained interests at May 31, 2002, and a sensitivity analysis showing the hypothetical effect on the fair value of those interests when there are unfavorable variations from the assumptions used. Key economic assumptions at May 31, 2002, are not materially different from assumptions used to measure the fair value of retained interests at the time of securitization. These sensitivities are hypothetical and should be used with caution. In this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in actual circumstances, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

	Assumptions Used	Impact on Fair Value of 10% Adverse Change	Impact on Fair Value of 20% Adverse Change
(Dollar amounts in millions)
Prepayment rate	1.5%-1.6%	$3.8	$7.8
Annual default rate	1.0%-1.2%	$2.1	$4.3
Annual discount rate	12.0%	$1.4	$2.8

6.    Financial Derivatives

On behalf of CarMax, Circuit City Stores enters into amortizing swaps relating to automobile loan receivable securitizations to convert variable-rate financing costs to fixed-rate obligations to better match funding

CARMAX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

costs to the receivables being securitized. During the first quarter of fiscal 2003, the Company entered into three 40-month amortizing interest rate swaps with an initial notional amount totaling approximately $248.0 million. The current amortized notional amount of all outstanding swaps related to the automobile loan receivable securitizations was approximately $633.7 million at May 31, 2002, and $413.3 million at February 28, 2002. At May 31, 2002, the fair value of swaps totaled a net liability of $2.1 million and were included in accounts payable. At February 28, 2002, the fair value of swaps totaled a net liability of $841,000 and were included in accounts payable.

The market and credit risks associated with interest rate swaps are similar to those relating to other types of financial instruments. Market risk is the exposure created by potential fluctuations in interest rates. Circuit City Stores does not anticipate significant market risk from swaps because they are used on a monthly basis to match funding costs to the use of the funding. Credit risk is the exposure to nonperformance of another party to an agreement. Circuit City Stores mitigates credit risk by dealing with highly rated bank counterparties.

7.    Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective for fiscal years beginning after December 15, 2001. Under the provisions of SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but instead are subject to annual impairment tests in accordance with the pronouncement. Other intangible assets that are identified to have finite useful lives continue to be amortized in a manner that reflects the estimated decline in the economic value of the intangible asset and are subject to review when events or circumstances arise which indicate impairment. Application of the nonamortization provisions of SFAS No. 142 in the first quarter of fiscal 2003 did not have a material impact on the financial position, results of operations or cash flows of CarMax. During fiscal 2003, CarMax will perform the first of the required impairment tests of goodwill and indefinite-lived intangible assets, as outlined in the pronouncement. Based on preliminary estimates, as well as ongoing periodic assessments of goodwill, CarMax does not expect to recognize any material impairment losses from these tests.

In August 2001, the FASB issued SFAS No. 143, “Accounting For Asset Retirement Obligations.” This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period incurred. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. CarMax has not yet determined the impact, if any, of adopting this standard.

8.    Reclassifications

Certain prior year amounts have been reclassified to conform to the current presentation. For the quarter ended May 31, 2001, wholesale sales have been reclassified and reported in net sales and operating revenues. In previous periods, wholesale sales were recorded as a reduction to cost of sales. The reclassification of wholesale sales to sales increased sales and cost of sales by $84.5 million for quarter ended May 31, 2001. An additional reclassification between sales and cost of sales made to conform to the current presentation decreased sales and cost of sales by $2.3 million for the quarter ended May 31, 2001.

ANNEX E

CIRCUIT CITY STORES, INC. HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS

CIRCUIT CITY STORES INC.

CONSOLIDATED STATEMENTS OF EARNINGS

	Years Ended February 28 or 29
(Amounts in thousands except per share data)	2002	2001	2000
Net sales and operating revenues	$13,107,871	$13,205,087	$12,790,795
Cost of sales, buying and warehousing	10,366,196	10,381,439	9,928,238
Appliance exit costs [Note 14]	10,000	28,326	—

Gross profit	2,731,675	2,795,322	2,862,557

Selling, general and administrative expenses (net of finance income of $188,421 as of February 28, 2002; $131,050 as of February 28, 2001; and $141,183 as of February 29, 2000) [Note 10]	2,372,941	2,514,912	2,309,593
Appliance exit costs [Note 14]	—	1,670	—
Interest expense [Note 4]	5,839	19,383	24,206

Total expenses	2,378,780	2,535,965	2,333,799

Earnings from continuing operations before income taxes	352,895	259,357	528,758
Provision for income taxes [Note 5]	134,100	98,555	200,928

Earnings from continuing operations	218,795	160,802	327,830

Discontinued operations [Note 15]:
Loss from discontinued operations of Divx, less income tax benefit	—	—	(16,215)
Loss on disposal of Divx, less income tax benefit	—	—	(114,025)

Loss from discontinued operations	—	—	(130,240)

Net earnings	$218,795	$160,802	$197,590

Net earnings (loss) attributed to [Notes 1 and 2]:
Circuit City Group Common Stock:
Continuing operations	$190,799	$149,247	$327,574
Discontinued operations	—	—	(130,240)
CarMax Group Common Stock	27,996	11,555	256

	$218,795	$160,802	$197,590

Weighted average common shares [Notes 2 and 7]:
Circuit City Group basic	205,501	203,774	201,345

Circuit City Group diluted	207,095	205,830	204,321

CarMax Group basic	32,140	25,554	23,778

CarMax Group diluted	34,122	26,980	25,788

Net earnings (loss) per share attributed to [Notes 1, 2 and 7]:
Circuit City Group basic:
Continuing operations	$0.93	$0.73	$1.63
Discontinued operations	—	—	(0.65)

Net earnings	$0.93	$0.73	$0.98

Circuit City Group diluted:
Continuing operations	$0.92	$0.73	$1.60
Discontinued operations	—	—	(0.64)

Net earnings	$0.92	$0.73	$0.96

CarMax Group basic	$0.87	$0.45	$0.01

CarMax Group diluted	$0.82	$0.43	$0.01

See accompanying notes to consolidated financial statements.

CIRCUIT CITY STORES, INC.

CONSOLIDATED BALANCE SHEETS

	At February 28
(Amounts in thousands except share data)	2002	2001
ASSETS
Current assets:
Cash and cash equivalents [Note 2]	$1,251,532	$446,131
Net accounts receivable	211,403	265,515
Retained interests in securitized receivables [Note 11]	515,138	320,246
Inventory	1,633,327	1,757,664
Prepaid expenses and other current assets	41,311	57,623

Total current assets	3,652,711	2,847,179
Property and equipment, net [Notes 3 and 4]	853,778	988,947
Other assets	32,897	35,207

TOTAL ASSETS	$4,539,386	$3,871,333

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current installments of long-term debt [Notes 4 and 9]	$102,073	$132,388
Accounts payable	1,106,679	902,560
Short-term debt [Note 4]	10,237	1,200
Accrued expenses and other current liabilities	183,336	162,972
Accrued income taxes	100,696	—
Deferred income taxes [Note 5]	138,306	92,479

Total current liabilities	1,641,327	1,291,599
Long-term debt, excluding current installments [Notes 4 and 9]	14,064	116,137
Deferred revenue and other liabilities	149,269	92,165
Deferred income taxes [Note 5]	288	14,949

TOTAL LIABILITIES	1,804,948	1,514,850

STOCKHOLDERS’ EQUITY [Notes 1 and 6]:
Circuit City Group Common Stock, $0.50 par value; 350,000,000 shares authorized; 208,823,000 shares issued and outstanding (207,020,000 in 2001)	104,411	103,510
CarMax Group Common Stock, $0.50 par value; 175,000,000 shares authorized; 36,851,000 shares issued and outstanding (25,639,000 in 2001)	18,426	12,820
Capital in excess of par value	810,047	642,838
Retained earnings	1,801,554	1,597,315

TOTAL STOCKHOLDERS’ EQUITY	2,734,438	2,356,483

Commitments and contingent liabilities [Notes 1, 8, 9, 13, 14 and 15]
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,539,386	$3,871,333

See accompanying notes to consolidated financial statements.

CIRCUIT CITY STORES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended February 28 or 29
(Amounts in thousands)	2002	2001	2000
OPERATING ACTIVITIES:
Net earnings	$218,795	$160,802	$197,590
Adjustments to reconcile net earnings to net cash provided by operating activities of continuing operations:
Loss from discontinued operations [Note 15]	—	—	16,215
Loss on disposal of discontinued operations [Note 15]	—	—	114,025
Depreciation and amortization	150,711	153,090	148,164
Unearned compensation amortization of restricted stock	15,678	11,365	12,096
Loss on disposition of property and equipment	13,735	4,674	17
Provision for deferred income taxes	31,166	19,765	43,053
Changes in operating assets and liabilities, net of effects from business acquisitions:
(Increase) decrease in net accounts receivable and retained interests in securitized receivables	(140,766)	7,541	(18,922)
Decrease (increase) in inventory	124,337	(67,655)	(184,507)
Decrease (increase) in prepaid expenses and other current assets	16,312	(41,426)	81,316
(Increase) decrease in other assets	(720)	1,012	240
Increase (decrease) in accounts payable, accrued expenses and other current liabilities and accrued income taxes	336,774	(64,193)	244,559
Increase (decrease) in deferred revenue and other liabilities	71,186	(17,855)	(15,565)

Net cash provided by operating activities of continuing operations	837,208	167,120	638,281

INVESTING ACTIVITIES:
Cash used in business acquisitions	—	(1,325)	(34,849)
Purchases of property and equipment	(213,997)	(285,556)	(222,268)
Proceeds from sales of property and equipment, net	187,426	115,695	100,151

Net cash used in investing activities of continuing operations	(26,571)	(171,186)	(156,966)

FINANCING ACTIVITIES:
Proceeds from (payments on) short-term debt, net	9,037	(1,805)	(5,011)
Principal payments on long-term debt [Note 4]	(132,388)	(178,060)	(2,707)
Issuances of Circuit City Group Common Stock, net	17,920	26,912	6,942
Issuances of CarMax Group Common Stock, net	(1,958)	(263)	1,914
Proceeds from CarMax Group Common Stock offering, net [Note 1]	139,546	—	—
Dividends paid on Circuit City Group Common Stock	(14,556)	(14,346)	(14,207)

Net cash provided by (used in) financing activities of continuing operations	17,601	(167,562)	(13,069)

Cash used in discontinued operations [Note 15]	(22,837)	(26,174)	(90,193)

Increase (decrease) in cash and cash equivalents	805,401	(197,802)	378,053
Cash and cash equivalents at beginning of year	446,131	643,933	265,880

Cash and cash equivalents at end of year	$1,251,532	$446,131	$643,933

Supplemental disclosures of cash flow information
Cash paid (received) during the year for:
Interest	$8,929	$25,336	$34,389
Income taxes	$(42,575)	$117,366	$14,908

See accompanying notes to consolidated financial statements.

CIRCUIT CITY STORES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Shares Outstanding		Common Stock		Capital in Excess of Par Value	Retained Earnings	Total
(Amounts in thousands except per share data)	Circuit City Group	CarMax Group	Circuit City Group	CarMax Group
Balance at March 1, 1999	100,820	23,116	$50,410	$11,558	$575,686	$1,267,476	$1,905,130
Effect of two-for-one stock split	100,820	—	50,410	—	(50,410)	—	—
Net earnings	—	—	—	—	—	197,590	197,590
Exercise of common stock options [Note 6]	2,864	2,027	1,432	1,014	34,232	—	36,678
Shares issued under employee stock purchase plans [Note 6]	502	506	251	253	21,547	—	22,051
Shares issued under the stock incentive plans [Note 6]	346	30	173	15	13,996	—	14,184
Tax benefit from stock issued	—	—	—	—	32,459	—	32,459
Shares cancelled upon reacquisition by Company	(1,484)	(65)	(742)	(33)	(52,173)	—	(52,948)
Unearned compensation-restricted stock	—	—	—	—	1,237	—	1,237
Cash dividends-Circuit City Group Common Stock ($0.07 per share)	—	—	—	—	—	(14,207)	(14,207)

Balance at February 29, 2000	203,868	25,614	101,934	12,807	576,574	1,450,859	2,142,174
Net earnings	—	—	—	—	—	160,802	160,802
Exercise of common stock options [Note 6]	1,526	56	763	28	35,391	—	36,182
Shares issued under employee stock purchase plans [Note 6]	862	—	431	—	16,119	—	16,550
Shares issued under the stock incentive plans [Note 6]	1,486	—	743	—	31,912	—	32,655
Tax benefit from stock issued	—	—	—	—	29,839	—	29,839
Shares cancelled upon reacquisition by Company	(722)	(31)	(361)	(15)	(32,774)	—	(33,150)
Unearned compensation-restricted stock	—	—	—	—	(14,223)	—	(14,223)
Cash dividends-Circuit City Group Common Stock ($0.07 per share)	—	—	—	—	—	(14,346)	(14,346)

Balance at February 28, 2001	207,020	25,639	103,510	12,820	642,838	1,597,315	2,356,483
Net earnings	—	—	—	—	—	218,795	218,795
Sale of CarMax Group Common Stock [Note 1]	—	9,517	—	4,758	134,788	—	139,546
Exercise of common stock options [Note 6]	541	1,941	270	971	9,669	—	10,910
Shares issued under employee stock purchase plans [Note 6]	867	—	434	—	11,627	—	12,061
Shares issued under the stock incentive plans [Note 6]	1,068	2	534	1	13,605	—	14,140
Tax benefit from stock issued	—	—	—	—	2,530	—	2,530
Shares cancelled upon reacquisition by Company	(673)	(248)	(337)	(124)	(17,995)	—	(18,456)
Unearned compensation-restricted stock	—	—	—	—	12,985	—	12,985
Cash dividends-Circuit City Group Common Stock ($0.07 per share)	—	—	—	—	—	(14,556)	(14,556)

Balance at February 28, 2002	208,823	36,851	$104,411	$18,426	$810,047	$1,801,554	$2,734,438

See accompanying notes to consolidated financial statements.

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Basis of Presentation

The common stock of Circuit City Stores, Inc. consists of two common stock series that are intended to reflect the performance of the Company’s two businesses. The Circuit City Group Common Stock is intended to reflect the performance of the Circuit City stores and related operations and the shares of CarMax Group Common Stock reserved for the Circuit City Group or for issuance to holders of Circuit City Group Common Stock. The CarMax Group Common Stock is intended to reflect the performance of the CarMax stores and related operations. The reserved CarMax Group shares are not outstanding CarMax Group Common Stock. Therefore, net earnings attributed to the reserved CarMax Group shares are included in the net earnings and earnings per share attributed to the Circuit City Group Common Stock and not in the earnings per share attributed to the CarMax Group Common Stock.

During the second quarter of fiscal 2002, Circuit City Stores completed the public offering of 9,516,800 shares of CarMax Group Common Stock. The shares sold in the offering were shares of CarMax Group Common Stock that previously had been reserved for the Circuit City Group or for issuance to holders of Circuit City Group Common Stock. The net proceeds of $139.5 million from the offering were allocated to the Circuit City Group to be used for general purposes of the Circuit City business, including remodeling of Circuit City Superstores. As of February 28, 2002, 65,923,200 shares of CarMax Group Common Stock were reserved for the Circuit City Group or for issuance to holders of Circuit City Group Common Stock.

Excluding shares reserved for CarMax employee stock incentive plans, the reserved CarMax Group shares represented 64.1% of the total outstanding and reserved shares of CarMax Group Common Stock at February 28, 2002; 74.6% at February 28, 2001; and 74.7% at February 29, 2000. The terms of each series of common stock are discussed in detail in the Company’s Form 8-A registration statement on file with the Securities and Exchange Commission.

On February 22, 2002, Circuit City Stores, Inc. announced that its board of directors had authorized management to initiate a process that would separate the CarMax auto superstore business from the Circuit City consumer electronics business through a tax-free transaction in which CarMax, Inc., presently a wholly owned subsidiary of Circuit City Stores, Inc., would become an independent, separately traded public company. CarMax, Inc. holds substantially all of the businesses, assets and liabilities of the CarMax Group. The separation plan calls for Circuit City Stores, Inc. to redeem the outstanding shares of CarMax Group Common Stock in exchange for shares of common stock of CarMax, Inc. Simultaneously, shares of CarMax, Inc. common stock, representing the shares of CarMax Group Common Stock reserved for the holders of Circuit City Group Common Stock, would be distributed as a tax-free dividend to the holders of Circuit City Group Common Stock.

In the proposed separation, the holders of CarMax Group Common Stock would receive one share of CarMax, Inc. common stock for each share of CarMax Group Common Stock redeemed by the Company. Management anticipates that the holders of Circuit City Group Common Stock would receive a fraction of a share of CarMax, Inc. common stock for each share of Circuit City Group Common Stock they hold. The exact fraction would be determined on the record date for the distribution. The separation is expected to be completed by late summer, subject to shareholder approval and final approval from the board of directors.

Notwithstanding the attribution of the Company’s assets and liabilities, including contingent liabilities, and stockholders’ equity between the Circuit City Group and the CarMax Group for the purposes of preparing the financial statements, holders of Circuit City Group Common Stock and holders of CarMax Group Common Stock are shareholders of the Company and as such are subject to all of the risks associated with an investment in the Company and all of its businesses, assets and liabilities. Such attribution and the equity structure of the

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company do not affect title to the assets or responsibility for the liabilities of the Company or any of its subsidiaries. Neither shares of Circuit City Group Common Stock nor shares of CarMax Group Common Stock represent a direct equity or legal interest solely in the assets and liabilities allocated to a particular Group. Instead, those shares represent direct equity and legal interests in the assets and liabilities of the Company. The results of operations or financial condition of one Group could affect the results of operations or financial condition of the other Group. Net losses of either Group and dividends or distributions on, or repurchases of, Circuit City Group Common Stock or CarMax Group Common Stock will reduce funds legally available for dividends on, or repurchases of, both stocks. Accordingly, the Company’s consolidated financial statements included herein should be read in conjunction with the financial statements of each Group and the Company’s SEC filings.

The financial statements of the Company reflect each Group’s business as well as the allocation of the Company’s assets, liabilities, expenses and cash flows between the Groups in accordance with the policies adopted by the board of directors. These policies may be modified or rescinded, or new policies may be adopted, at the sole discretion of the board of directors, although the board of directors has no present plans to do so. These management and allocation policies include the following:

(A)  Financial Activities:

Most financial activities are managed by the Company on a centralized basis. Such financial activities include the investment of surplus cash and the issuance and repayment of short-term and long-term debt. Debt of the Company is either allocated between the Groups (pooled debt) or is allocated in its entirety to one Group. The pooled debt bears interest at a rate based on the average pooled debt balance. Expenses related to increases in pooled debt are reflected in the weighted average interest rate of such pooled debt.

(B)  Corporate General and Administrative Costs:

Corporate general and administrative costs and other shared services generally have been allocated to the Groups based upon utilization of such services by each Group. Where determinations based on utilization alone have been impractical, other methods and criteria are used that management believes are equitable and provide a reasonable estimate of the costs attributable to each Group.

(C)  Income Taxes:

The Groups are included in the consolidated federal income tax return and in certain state tax returns filed by the Company. Accordingly, the financial statement provision and the related tax payments or refunds are reflected in each Group’s financial statements in accordance with the Company’s tax allocation policy for the Groups. In general, this policy provides that the consolidated tax provision and related tax payments or refunds are allocated between the Groups based principally upon the financial income, taxable income, credits and other amounts directly related to each Group. Tax benefits that cannot be used by the Group generating such attributes, but can be utilized on a consolidated basis, are allocated to the Group that generated such benefits.

2.    Summary of Significant Accounting Policies

(A)  Principles Of Consolidation:

The consolidated financial statements include the accounts of the Circuit City Group and the CarMax Group, which combined comprise all accounts of the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(B)  Cash and Cash Equivalents:

Cash equivalents of $1.22 billion at February 28, 2002, and $408.8 million at February 28, 2001, consist of highly liquid debt securities with original maturities of three months or less.

(C)  Securitizations:

The Company enters into securitization transactions, which allow for the sale of credit card and automobile loan receivables to qualified special purpose entities which, in turn, issue asset-backed securities to third-party investors. On April 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” which replaced SFAS No. 125 and applies prospectively to all securitization transactions occurring after March 31, 2001. Adoption of SFAS No. 140 did not have a material impact on the financial position, results of operations or cash flows of the Company. Transfers of financial assets that qualify as sales under SFAS No. 140 are accounted for as off-balance sheet securitizations. The Company may retain interest-only strips, one or more subordinated tranches, residual interests in a securitization trust, servicing rights and a cash reserve account, all of which are retained interests in the securitized receivables. These retained interests are carried at fair value as determined by the present value of expected future cash flows using management’s projections of key factors, such as finance charge income, default rates, payment rates, forward interest rate curves and discount rates appropriate for the type of asset and risk. The changes in fair value of retained interests are included in earnings.

(D)  Fair Value of Financial Instruments:

The carrying value of the Company’s cash and cash equivalents, credit card, automobile loan and other receivables, accounts payable, short-term borrowings and long-term debt approximates fair value. The Company’s retained interests in securitized receivables and derivative financial instruments are recorded on the consolidated balance sheets at fair value.

(E)  Inventory:

Circuit City inventory is comprised of finished goods held for sale and is stated at the lower of cost or market. CarMax inventory is comprised primarily of vehicles held for sale or for reconditioning and is stated at the lower of cost or market. Cost is determined by the average cost method for Circuit City’s inventory and by specific identification for CarMax’s vehicle inventory. Parts and labor used to recondition vehicles, as well as transportation and other incremental expenses associated with acquiring and reconditioning vehicles, are included in CarMax’s inventory.

(F)  Property and Equipment:

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the assets’ estimated useful lives. Property held under capital lease is stated at the lower of the present value of the minimum lease payments at the inception of the lease or market value and is amortized on a straight-line basis over the lease term or the estimated useful life of the asset, whichever is shorter.

(G)  Computer Software Costs:

External direct costs of materials and services used in the development of internal-use software and payroll and payroll-related costs for employees directly involved in the development of internal-use software are capitalized. Amounts capitalized are amortized on a straight-line basis over a period of three to five years.

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(H)  Impairment of Long-Lived Assets:

The Company reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable. Impairment is recognized to the extent the sum of undiscounted estimated future cash flows expected to result from the use of the asset is less than the carrying value. When the Company closes a location, the estimated unrecoverable costs are charged to selling, general and administrative expenses. Such costs include the estimated loss on the sale of land and buildings, the book value of abandoned fixtures, equipment and leasehold improvements and a provision for the present value of future lease obligations, less estimated sublease income.

(I)  Store Opening Expenses:

Costs relating to store openings, including organization and pre-opening costs, are expensed as incurred.

(J)  Income Taxes:

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes, measured by applying currently enacted tax laws. The Company recognizes deferred tax assets if it is more likely than not that a benefit will be realized.

(K)  Revenue Recognition:

The Company recognizes revenue when the earnings process is complete, generally at either the time of sale to a customer or upon delivery to a customer. Circuit City sells extended warranty contracts on behalf of unrelated third parties. The contracts extend beyond the normal manufacturer’s warranty period, usually with terms (including the manufacturer’s warranty period) from 12 to 60 months. Because third parties are the primary obligors under these contracts, commission revenue for the unrelated third-party extended warranty plans is recognized at the time of sale.

CarMax also sells extended warranties on behalf of unrelated third parties. These warranties usually have terms of coverage from 12 to 72 months. Because third parties are the primary obligors under these warranties, commission revenue is recognized at the time of sale, net of a provision for estimated customer returns of the warranties.

(L)  Deferred Revenue:

Circuit City sells its own extended warranty contracts that extend beyond the normal manufacturer’s warranty period, usually with terms (including the manufacturer’s warranty period) from 12 to 60 months. As Circuit City is the primary obligor on its own contracts, all revenue from the sale of these contracts is deferred and amortized on a straight-line basis over the life of the contracts. Incremental direct costs related to the sale of contracts are deferred and charged to expense in proportion to the revenue recognized.

(M)  Selling, General and Administrative Expenses:

Profits generated by the Company’s finance operations, fees received for arranging customer automobile financing through third parties and interest income are recorded as reductions to selling, general and administrative expenses.

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(N)  Advertising Expenses:

All advertising costs are expensed as incurred.

(O)  Net Earnings (Loss) Per Share:

Basic net earnings (loss) per share attributed to Circuit City Group Common Stock is computed by dividing net earnings (loss) attributed to Circuit City Group Common Stock, including earnings attributed to the reserved CarMax Group shares, by the weighted average number of shares of Circuit City Group Common Stock outstanding. Diluted net earnings (loss) per share attributed to Circuit City Group Common Stock is computed by dividing net earnings (loss) attributed to Circuit City Group Common Stock, including earnings attributed to the reserved CarMax Group shares, by the sum of the weighted average number of shares of Circuit City Group Common Stock outstanding and dilutive potential Circuit City Group Common Stock.

Basic net earnings per share attributed to CarMax Group Common Stock is computed by dividing net earnings attributed to the outstanding CarMax Group Common Stock by the weighted average number of shares of CarMax Group Common Stock outstanding. Diluted net earnings per share attributed to CarMax Group Common Stock is computed by dividing net earnings attributed to the outstanding CarMax Group Common Stock by the sum of the weighted average number of shares of CarMax Group Common Stock outstanding and dilutive potential CarMax Group Common Stock.

(P)  Stock-Based Compensation:

The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting For Stock Issued to Employees,” and provides the pro forma disclosures required by SFAS No. 123, “Accounting for Stock-Based Compensation.”

(Q)  Derivative Financial Instruments:

In connection with securitization activities, the Company enters into interest rate swap agreements to manage exposure to interest rates and to more closely match funding costs to the use of funding. The Company also enters into interest rate cap agreements to meet the requirements of the credit card receivable securitization transactions. The Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, on March 1, 2001. SFAS No. 133 requires the Company to recognize all derivative instruments as either assets or liabilities on the balance sheets at fair value. The adoption of SFAS No. 133 did not have a material impact on the financial position, results of operations or cash flows of the Company. The changes in fair value of derivative instruments are included in earnings.

(R)  Risks and Uncertainties:

Circuit City is a leading national retailer of brand-name consumer electronics, personal computers and entertainment software. The diversity of Circuit City’s products, customers, suppliers and geographic operations reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition, sources of supply or markets. It is unlikely that any one event would have a severe impact on the Company’s operating results.

CarMax is a used- and new-car retail business. The diversity of CarMax’s customers and suppliers reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition or sources of supply. However, because of CarMax’s limited overall size, management cannot assure that unanticipated events will not have a negative impact on the Company.

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(S)  Reclassifications:

Certain prior year amounts have been reclassified to conform to the current presentation. CarMax’s wholesale sales have been reclassified and reported in net sales and operating revenues for all periods presented including the quarterly financial data disclosed in Note 18. In previous periods, wholesale sales were recorded as a reduction to cost of sales. The reclassification of wholesale sales to sales increased sales and cost of sales by $325.5 million in fiscal 2002, $253.4 million in fiscal 2001 and $181.2 million in fiscal 2000. An additional reclassification between sales and cost of sales made to conform to the current presentation decreased sales by $9.1 million in fiscal 2002, $7.4 million in fiscal 2001 and $4.8 million in fiscal 2000.

3.    Property and Equipment

Property and equipment, at cost, at February 28 is summarized as follows:

(Amounts in thousands)	2002	2001
Land and buildings (20 to 25 years)	$70,283	$178,042
Land held for sale	11,521	30,730
Land held for development	8,021	4,285
Construction in progress	79,851	58,659
Furniture, fixtures and equipment (3 to 8 years)	871,291	874,367
Leasehold improvements (10 to 15 years)	680,701	619,782
Capital leases, primarily buildings (20 years)	12,406	12,471

	1,734,074	1,778,336
Less accumulated depreciation and amortization	880,296	789,389

Property and equipment, net	$853,778	$988,947

Land held for development is land owned for future sites that are scheduled to open more than one year beyond the fiscal year reported.

4.    Debt

Long-term debt at February 28 is summarized as follows:

(Amounts in thousands)	2002	2001
Term loans	$100,000	$230,000
Industrial Development Revenue Bonds due through 2006 at various prime-based rates of interest ranging from 3.1% to 6.7%	3,717	4,400
Obligations under capital leases [Note 9]	11,594	12,049
Note payable	826	2,076

Total long-term debt	116,137	248,525
Less current installments	102,073	132,388

Long-term debt, excluding current installments	$14,064	$116,137

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In July 1994, the Company entered into a seven-year, $100,000,000 unsecured bank term loan. The loan was restructured in August 1996 as a six-year, $100,000,000 unsecured bank term loan. Principal is due in full at maturity with interest payable periodically at LIBOR plus 0.40%. At February 28, 2002, the interest rate on the term loan was 2.25%. This term loan is due in July 2002 and was classified as a current liability at February 28, 2002. Although the Company has the ability to refinance this loan, it intends to repay the debt using existing working capital.

In June 1996, the Company entered into a five-year, $130,000,000 unsecured bank term loan. Principal was due in full at maturity with interest payable periodically at LIBOR plus 0.35%. As scheduled, the Company used existing working capital to repay this term loan in June 2001.

The Company maintains a multi-year, $150,000,000 unsecured revolving credit agreement with four banks. The agreement calls for interest based on both committed rates and money market rates and a commitment fee of 0.18% per annum. The agreement was entered into as of August 31, 1996, and expires on August 31, 2002. No amounts were outstanding under the revolving credit agreement at February 28, 2002 or 2001, and the Company does not plan to renew this agreement.

The Industrial Development Revenue Bonds are collateralized by land, buildings and equipment with an aggregate carrying value of approximately $5,144,000 at February 28, 2002, and $6,243,000 at February 28, 2001.

In November 1998, CarMax entered into a four-year, $5,000,000 unsecured promissory note. A portion of the principal amount is due annually with interest payable periodically at 8.25%. The outstanding balance at February 28, 2002, was $826,000 and was included in current installments of long-term debt.

In December 2001, CarMax entered into an $8,450,000 secured promissory note in conjunction with the purchase of land for new store construction. This note is due in August 2002 and was classified as short-term debt at February 28, 2002.

The scheduled aggregate annual principal payments on the Company’s long-term obligations for the next five fiscal years are as follows: 2003 – $102,073,000; 2004 – $1,410,000; 2005 – $2,521,000; 2006 – $1,083,000; 2007– $1,010,000.

Under certain of the debt agreements, the Company must meet financial covenants relating to minimum tangible net worth, current ratios and debt-to-capital ratios. The Company was in compliance with all such covenants at February 28, 2002 and 2001.

Short-term debt of the Company is funded through committed lines of credit and informal credit arrangements, as well as the revolving credit agreement. Other information regarding short-term financing and committed lines of credit is as follows:

	Years Ended February 28
(Amounts in thousands)	2002	2001
Average short-term financing outstanding	$2,256	$56,065
Maximum short-term financing outstanding	$6,594	$363,199
Aggregate committed lines of credit	$195,000	$360,000

The weighted average interest rate on the outstanding short-term debt was 4.4% during fiscal 2002, 6.8% during fiscal 2001 and 5.6% during fiscal 2000.

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company capitalizes interest in connection with the construction of certain facilities and software developed or obtained for internal use. Capitalized interest totaled $1,807,000 in fiscal 2002, $2,121,000 in fiscal 2001 and $3,420,000 in fiscal 2000.

5.    Income Taxes

The Company files a consolidated federal income tax return. The components of the provision for income taxes on earnings from continuing operations are as follows:

	Years Ended February 28 or 29
(Amounts in thousands)	2002	2001	2000
Current:
Federal	$86,243	$69,832	$140,119
State	16,691	10,167	17,756

	102,934	79,999	157,875

Deferred:
Federal	30,231	17,999	41,762
State	935	557	1,291

	31,166	18,556	43,053

Provision for income taxes	$134,100	$98,555	$200,928

The effective income tax rate differed from the federal statutory income tax rate as follows:

	Years Ended February 28 or 29
	2002	2001	2000
Federal statutory income tax rate	35%	35%	35%
State and local income taxes, net of federal benefit	3	3	3

Effective income tax rate	38%	38%	38%

In accordance with SFAS No. 109, the tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at February 28 are as follows:

	2002	2001
(Amounts in thousands)
Deferred tax assets:
Accrued expenses	$68,018	$48,126
Other	8,826	7,546

Total gross deferred tax assets	76,844	55,672

Deferred tax liabilities:
Deferred revenue	75,079	32,825
Depreciation and amortization	39,738	46,338
Securitized receivables	59,342	51,519
Inventory	26,595	16,376
Prepaid expenses	11,582	12,417
Other	3,102	3,625

Total gross deferred tax liabilities	215,438	163,100

Net deferred tax liability	$138,594	$107,428

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Based on the Company’s historical and current pretax earnings, management believes the amount of gross deferred tax assets will more likely than not be realized through future taxable income; therefore, no valuation allowance is necessary.

6.    Common Stock and Stock-Based Incentive Plans

(A)  Voting Rights:

The holders of both series of common stock and any series of preferred stock outstanding and entitled to vote together with the holders of common stock will vote together as a single voting group on all matters on which common shareholders generally are entitled to vote other than a matter on which the common stock or either series thereof or any series of preferred stock would be entitled to vote as a separate voting group. On all matters on which both series of common stock would vote together as a single voting group, (i) each outstanding share of Circuit City Group Common Stock shall have one vote and (ii) each outstanding share of CarMax Group Common Stock shall have a number of votes based on the weighted average ratio of the market value of a share of CarMax Group Common Stock to a share of Circuit City Group Common Stock. If shares of only one series of common stock are outstanding, each share of that series shall be entitled to one vote. If either series of common stock is entitled to vote as a separate voting group with respect to any matter, each share of that series shall, for purposes of such vote, be entitled to one vote on such matter.

(B)  Shareholder Rights Plan:

In conjunction with the Company’s Shareholder Rights Plan as amended and restated, preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of Circuit City Group Common Stock and CarMax Group Common Stock. The rights are exercisable only upon the attainment of, or the commencement of a tender offer to attain, a specified ownership interest in the Company by a person or group. When exercisable, each Circuit City Group right would entitle the holder to buy one eight-hundredth of a share of Cumulative Participating Preferred Stock, Series E, $20 par value, at an exercise price of $125 per share, subject to adjustment. Each CarMax Group right, when exercisable, would entitle the holder to buy one four- hundredth of a share of Cumulative Participating Preferred Stock, Series F, $20 par value, at an exercise price of $100 per share, subject to adjustment. A total of 1,000,000 shares of such preferred stock, which have preferential dividend and liquidation rights, have been designated. No such shares are outstanding. In the event that an acquiring person or group acquires the specified ownership percentage of the Company’s common stock (except pursuant to a cash tender offer for all outstanding shares determined to be fair by the board of directors) or engages in certain transactions with the Company after the rights become exercisable, each right will be converted into a right to purchase, for half the current market price at that time, shares of the related Group stock valued at two times the exercise price. The Company also has 1,000,000 shares of undesignated preferred stock authorized of which no shares are outstanding.

(C)  Restricted Stock:

The Company has issued restricted stock under the provisions of the 1994 Stock Incentive Plan whereby management and key employees are granted restricted shares of Circuit City Group Common Stock or CarMax Group Common Stock. Shares are awarded in the name of the employee, who has all the rights of a shareholder, subject to certain restrictions or forfeitures. Restrictions on the awards generally expire three to seven years from the date of grant. Total restricted stock awards of 1,063,366 shares of Circuit City Group Common Stock and 2,100 shares of CarMax Group Common Stock were granted to eligible employees in fiscal 2002. In fiscal 2001,

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1,483,358 restricted shares of Circuit City Group Common Stock were granted, including approximately 1,047,000 shares granted as a one-for-one replacement for cancelled options that were originally granted on June 13, 2000. Options held by senior management were excluded from this replacement grant. Approximately 782,000 shares of the replacement grant vest two-and-one-half years from the date of grant, and the remaining 265,000 shares vest four to five years from the grant date with accelerated vesting if certain performance factors are met. The market value at the date of grant of all shares granted has been recorded as unearned compensation and is a component of stockholders’ equity. Unearned compensation is expensed over the restriction periods. In fiscal 2002, a total of $15,678,100 was charged to operations ($11,364,700 in fiscal 2001 and $12,095,900 in fiscal 2000). As of February 28, 2002, 2,317,348 restricted shares of Circuit City Group Common Stock and 27,100 restricted shares of CarMax Group Common Stock were outstanding.

(D)  Stock Incentive Plans:

Under the Company’s stock incentive plans, nonqualified stock options may be granted to management, key employees and outside directors to purchase shares of Circuit City Group Common Stock or CarMax Group Common Stock. The exercise price for nonqualified options is equal to, or greater than, the market value at the date of grant. Options generally are exercisable over a period from one to 10 years from the date of grant. The Company has authorized 29,765,000 shares of Circuit City Group Common Stock and 9,750,000 shares of CarMax Group Common Stock to be issued as either options or restricted stock grants. At February 28, 2002, 7,736,657 shares of Circuit City Group Common Stock and 1,150,779 shares of CarMax Group Common Stock were available for issuance of options or restricted stock grants. The number of shares available for issuance at February 28, 2001, was 12,053,254 for the Circuit City Group and 2,615,227 for the CarMax Group.

(E)  Employee Stock Purchase Plans:

The Company has employee stock purchase plans for all employees meeting certain eligibility criteria. Under the Circuit City Group plan and the CarMax Group plan, eligible employees may, subject to certain limitations, purchase shares of Circuit City Group Common Stock or CarMax Group Common Stock. For each $1.00 contributed by employees under the plans, the Company matches $0.15. Purchases are limited to 10% of an employee’s eligible compensation, up to a maximum of $7,500 per year. The Company has authorized 15,500,000 shares of Circuit City Group Common Stock and 2,000,000 shares of CarMax Group Common Stock for purchase under the plans. At February 28, 2002, a total of 1,635,207 shares remained available under the Circuit City Group plan and 397,717 shares remained available under the CarMax Group plan. During fiscal 2002, 866,524 shares of Circuit City Group Common Stock were issued to or purchased on the open market on behalf of employees (862,315 shares in fiscal 2001 and 501,984 shares in fiscal 2000), and 183,902 shares of CarMax Group Common Stock were issued to or purchased on the open market on behalf of employees (477,094 in fiscal 2001 and 580,000 in fiscal 2000). The average price per share of Circuit City Group Common Stock purchased under the plan was $17.59 in fiscal 2002, $29.93 in fiscal 2001 and $41.70 in fiscal 2000. The average price per share of CarMax Group Common Stock purchased under the plan was $17.13 in fiscal 2002, $4.18 in fiscal 2001 and $3.68 in fiscal 2000. The Company match totaled $2,251,500 in fiscal 2002, $2,766,500 in fiscal 2001 and $2,903,800 in fiscal 2000.

(F)  401(K) Plan:

Effective August 1, 1999, the Company began sponsoring a 401(k) Plan for all employees meeting certain eligibility criteria. Under the Plan, eligible employees can contribute up to 15% of their salaries, and the Company matches a portion of those employee contributions. The Company’s expense for this plan was $4,349,000 in fiscal 2002, $4,682,000 in fiscal 2001 and $2,475,000 in fiscal 2000.

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

TABLE 1

	2002		2001		2000
(Shares in thousands)	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Circuit City Group:
Outstanding at beginning of year	8,720	$28.59	7,380	$25.07	8,894	$18.25
Granted	4,423	12.80	4,280	34.80	1,564	40.75
Exercised	(541)	15.45	(1,526)	23.64	(2,864)	12.65
Cancelled	(611)	23.96	(1,414)	34.25	(214)	22.06

Outstanding at end of year	11,991	$23.60	8,720	$28.60	7,380	$25.07

Options exercisable at end of year	4,346	$25.33	3,158	$21.86	1,258	$13.89

CarMax Group:
Outstanding at beginning of year	4,107	$3.16	3,324	$3.87	4,380	$1.77
Granted	1,659	4.94	1,281	1.70	1,132	5.89
Exercised	(1,941)	1.32	(56)	0.22	(2,027)	0.22
Cancelled	(194)	5.95	(442)	4.67	(161)	6.94

Outstanding at end of year	3,631	$4.81	4,107	$3.16	3,324	$3.87

Options exercisable at end of year	821	$6.85	1,943	$2.94	1,203	$2.54

TABLE 2

	Options Outstanding			Options Exercisable
(Shares in thousands) Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
Circuit City Group:
$ 9.94 to 12.45	3,896	6.9	$12.41	96	$11.32
13.25 to 17.93	1,634	3.8	15.13	1,067	15.43
18.00 to 27.95	1,243	3.0	20.18	1,037	19.86
29.50	1,000	0.1	29.50	1,000	29.50
30.48 to 43.03	4,218	5.7	36.82	1,146	37.03

Total	11,991	5.1	$23.60	4,346	$25.33

CarMax Group:
$ 1.63	962	5.0	$1.63	193	$1.63
3.22 to 4.89	1,648	5.9	4.82	25	3.66
6.06 to 9.06	794	4.2	6.37	387	6.51
9.19 to 14.00	141	2.9	11.09	136	11.02
15.00 to 22.47	86	2.5	15.42	80	15.08

Total	3,631	5.1	$4.81	821	$6.85

The Company’s stock option activity is summarized in Table 1 above. Table 2 above summarizes information about stock options outstanding as of February 28, 2002.

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized. Had compensation cost been determined based on the fair value at the grant date consistent with the methods of SFAS No. 123, the net earnings and net earnings per share attributed to the Circuit City Group and the net earnings and net earnings per share attributed to the CarMax Group would have changed to the pro forma amounts indicated in the following table on the following page. In accordance with the transition provisions of SFAS No. 123, the pro forma amounts reflect options with grant dates subsequent to March 1, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings amounts presented because compensation cost is reflected over the options’ vesting periods and compensation cost of options granted prior to March 1, 1995, is not considered. The pro forma effect on fiscal year 2002 may not be representative of the pro forma effects on net earnings for future years.

	Years Ended February 28 or 29
(Amounts in thousands except per share data)	2002	2001	2000
Circuit City Group:
Earnings from continuing operations:
As reported	$190,799	$149,247	$327,574
Pro forma	174,654	136,957	319,337
Net earnings:
As reported	$190,799	$149,247	$197,334
Pro forma	174,654	136,957	189,097
Earnings per share from continuing operations:
Basic—as reported	$0.93	$0.73	$1.63
Basic—pro forma	0.85	0.67	1.59
Diluted—as reported	0.92	0.73	1.60
Diluted—pro forma	0.84	0.67	1.56
Net earnings per share:
Basic—as reported	$0.93	$0.73	$0.98
Basic—pro forma	0.85	0.67	0.94
Diluted—as reported	0.92	0.73	0.96
Diluted—pro forma	0.84	0.67	0.93
CarMax Group:
Net earnings:
As reported	$27,996	$11,555	$256
Pro forma	27,522	11,345	75
Net earnings per share:
Basic—as reported	$0.87	$0.45	$0.01
Basic—pro forma	0.86	0.44	0.00
Diluted—as reported	0.82	0.43	0.01
Diluted—pro forma	0.81	0.42	0.00

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the purpose of computing the pro forma amounts indicated on the previous page, the fair value of each option on the date of grant is estimated using the Black-Scholes option-pricing model. The weighted average assumptions used in the model are as follows:

	2002	2001	2000
Circuit City Group:
Expected dividend yield	0.6%	0.2%	0.2%
Expected stock volatility	62%	49%	38%
Risk-free interest rates	5%	6%	6%
Expected lives (in years)	5	5	5

CarMax Group:
Expected dividend yield	—	—	—
Expected stock volatility	79%	71%	62%
Risk-free interest rates	5%	7%	6%
Expected lives (in years)	4	4	4

Using these assumptions in the Black-Scholes model, the weighted average fair value of options granted for the Circuit City Group was $7 per share in fiscal 2002, $17 per share in fiscal 2001 and $17 per share in fiscal 2000; and for the CarMax Group, $3 per share in fiscal 2002, $1 per share in fiscal 2001 and $3 per share in fiscal 2000.

7.    Earnings Per Share

Reconciliations of the numerator and denominator of basic and diluted earnings per share are presented below.

	Years Ended February 28 or 29
(Amounts in thousands except per share data)	2002	2001	2000
Circuit City Group:
Weighted average common shares	205,501	203,774	201,345
Dilutive potential common shares:
Options	773	885	2,145
Restricted stock	821	1,171	831

Weighted average common shares and dilutive potential common shares	207,095	205,830	204,321

Earnings from continuing operations available to common shareholders	$190,799	$149,247	$327,574

Basic earnings per share from continuing operations	$0.93	$0.73	$1.63

Diluted earnings per share from continuing operations	$0.92	$0.73	$1.60

CarMax Group:
Weighted average common shares	32,140	25,554	23,778
Dilutive potential common shares:
Options	1,949	1,332	1,814
Restricted stock	33	94	196

Weighted average common shares and dilutive potential common shares	34,122	26,980	25,788

Net earnings available to common shareholders	$27,996	$11,555	$256

Basic net earnings per share	$0.87	$0.45	$0.01

Diluted net earnings per share	$0.82	$0.43	$0.01

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain options were outstanding and not included in the computation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the common shares. Options to purchase 5,253,600 shares of Circuit City Group Common Stock with exercise prices ranging from $26.15 to $43.03 per share were outstanding and not included in the calculation at the end of fiscal 2002; 8,469,700 shares with exercise prices ranging from $14.75 to $47.53 per share at the end of fiscal 2001; and 2,900 shares with exercise prices ranging from $43.03 to $47.53 per share at the end of fiscal 2000. All options to purchase shares of CarMax Group Common Stock were included in the calculation at the end of fiscal 2002; options to purchase 1,357,200 shares with exercise prices ranging from $6.06 to $16.31 per share were not included at the end of fiscal 2001; and 1,685,400 shares with exercise prices ranging from $3.90 to $16.31 per share were not included at the end of the fiscal 2000.

8.    Pension Plans

The Company has a noncontributory defined benefit pension plan covering the majority of full-time employees who are at least age 21 and have completed one year of service. The cost of the program is being funded currently. Plan benefits generally are based on years of service and average compensation. Plan assets consist primarily of equity securities and included 160,000 shares of Circuit City Group Common Stock at February 28, 2002 and 2001. Company contributions were $8,883,000 in fiscal 2002, $15,733,000 in fiscal 2001 and $12,123,000 in fiscal 2000.

The following tables set forth the pension plan’s financial status and amounts recognized in the consolidated balance sheets as of February 28:

(Amounts in thousands)	2002	2001
Change in benefit obligation:
Benefit obligation at beginning of year	$155,749	$113,780
Service cost	16,673	14,142
Interest cost	11,621	9,045
Actuarial loss	5,606	21,776
Benefits paid	(5,651)	(2,994)

Benefit obligation at end of year	$183,998	$155,749

Change in plan assets:
Fair value of plan assets at beginning of year	$134,425	$132,353
Actual return on plan assets	(7,618)	(10,667)
Employer contributions	8,883	15,733
Benefits paid	(5,651)	(2,994)

Fair value of plan assets at end of year	$130,039	$134,425

Reconciliation of funded status:
Funded status	$(53,958)	$(21,324)
Unrecognized actuarial loss	42,933	16,961
Unrecognized transition asset	—	(202)
Unrecognized prior service benefit	(142)	(285)

Net amount recognized	$(11,167)	$(4,850)

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of net pension expense are as follows:

	Years Ended February 28 or 29
(Amounts in thousands)	2002	2001	2000
Service cost	$16,673	$14,142	$14,678
Interest cost	11,621	9,045	7,557
Expected return on plan assets	(12,951)	(11,197)	(9,078)
Amortization of prior service cost	(143)	(142)	(134)
Amortization of transitional asset	(202)	(202)	(202)
Recognized actuarial loss (gain)	202	(183)	87

Net pension expense	$15,200	$11,463	$12,908

Assumptions used in the accounting for the pension plan were:

	Years Ended February 28 or 29
	2002	2001	2000
Weighted average discount rate	7.25%	7.5%	8.0%
Rate of increase in compensation levels
Circuit City Group	6.00%	6.00%	6.00%
CarMax Group	7.00%	6.00%	6.00%
Expected rate of return on plan assets	9.00%	9.0%	9.0%

The Company also has an unfunded nonqualified plan that restores retirement benefits for certain senior executives who are affected by Internal Revenue Code limitations on benefits provided under the Company’s pension plan. The projected benefit obligation under this plan was $18.0 million at February 28, 2002, and $12.8 million at February 28, 2001.

9.    Lease Commitments

The Company conducts a substantial portion of its business in leased premises. The Company’s lease obligations are based upon contractual minimum rates.

Rental expense and sublease income for all operating leases are summarized as follows:

	Years Ended February 28 or 29
(Amounts in thousands)	2002	2001	2000
Minimum rentals	$370,239	$352,315	$334,240
Rentals based on sales volume	292	1,229	1,327
Sublease income	(17,914)	(15,333)	(16,425)

Net rental expense	$352,617	$338,211	$319,142

The Company computes rent based on a percentage of sales volumes in excess of defined amounts in certain store locations. Most of the Company’s other leases are fixed-dollar rental commitments, with many containing rent escalations based on the Consumer Price Index. Most of the leases provide that the Company pay taxes, maintenance, insurance and operating expenses applicable to the premises.

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The initial term of most real property leases will expire within the next 20 years; however, most of the leases have options providing for renewal periods of five to 25 years at terms similar to the initial terms.

Future minimum fixed lease obligations, excluding taxes, insurance and other costs payable directly by the Company, as of February 28, 2002, were:

(Amounts in thousands) Fiscal	Capital Leases	Operating Lease Commitments	Operating Sublease Income
2003	$1,726	$339,193	$(17,868)
2004	1,768	337,017	(15,656)
2005	1,798	335,248	(13,601)
2006	1,807	332,626	(11,925)
2007	1,853	326,480	(9,439)
After 2007	11,006	3,131,207	(33,374)

Total minimum lease payments	19,958	$4,801,771	$(101,863)

Less amounts representing interest	(8,364)

Present value of net minimum capital lease payments [Note 4]	$11,594

In fiscal 2002, the Company entered into sale-leaseback transactions with unrelated parties at an aggregate selling price of $150,888,000 ($61,526,000 in fiscal 2001 and $36,795,000 in fiscal 2000). Gains or losses on sale-leaseback transactions are deferred and amortized over the term of the leases. The Company does not have continuing involvement under sale-leaseback transactions.

Non-appliance-related lease termination costs were $25.8 million in fiscal 2002, of which $13.7 million was related to current year relocations; $1.1 million in fiscal 2001; and $9.2 million in fiscal 2000.

10.    Supplemental Financial Statement Information

(A) Advertising	Expense:

Advertising expense from continuing operations, which is included in selling, general and administrative expenses in the accompanying consolidated statements of earnings, amounted to $409,281,000 (3.1% of net sales and operating revenues) in fiscal 2002, $467,786,000 (3.5% of net sales and operating revenues) in fiscal 2001 and $438,781,000 (3.4% of net sales and operating revenues) in fiscal 2000.

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(B)  Finance Income:

For the past three years, pretax finance operation income, which is recorded as a reduction to selling, general and administrative expenses, was as follows:

	Years Ended February 28 or 29
(Amounts in millions)	2002	2001	2000
Circuit City Group:
Securitization income	$226.5	$198.8	$242.2
Payroll and fringe expenses	41.6	43.0	46.8
Other direct expenses	78.7	79.0	94.0

Finance operation income	106.2	76.8	101.4

CarMax Group:
Securitization income	78.1	51.5	36.8
Payroll and fringe expenses	5.7	4.2	3.4
Other direct expenses	5.9	4.5	3.4

Finance operation income	66.5	42.8	30.0
Third-party financing fees	15.7	11.5	9.8

Total finance income	82.2	54.3	39.8

Circuit City Stores, Inc.:
Consolidated finance income	$188.4	$131.1	$141.2

For both the Circuit City Group and the CarMax Group, the finance operation income does not include any allocation of indirect costs or income. The Company presents this information on a direct basis to avoid making arbitrary decisions regarding the periodic indirect benefit or costs that could be attributed to this operation. Examples of indirect costs not included are corporate expenses such as human resources, administrative services, marketing, information systems, accounting, legal, treasury and executive payroll as well as retail store expenses.

11.    Securitizations

(A)  Credit Card Securitizations:

        Circuit City’s finance operation enters into securitization transactions to finance its consumer revolving credit card receivables. In accordance with the isolation provisions of SFAS No. 140, special purpose subsidiaries were created in December 2001 for the sole purpose of facilitating these securitization transactions. Credit card receivables are sold to special purpose subsidiaries, which, in turn, transfer these receivables to securitization master trusts. Private-label credit card receivables are securitized through one master trust and MasterCard and VISA credit card (referred to as bankcard) receivables are securitized through a separate master trust. Each master trust periodically issues securities backed by the receivables in that master trust. For transfers of receivables that qualify as sales, Circuit City recognizes gains or losses as a component of the finance operation’s profits, which are recorded as reductions to selling, general and administrative expenses. In these securitizations, Circuit City’s finance operation continues to service the securitized receivables for a fee and the special purpose subsidiaries retain an undivided interest in the transferred receivables and hold various subordinated asset-backed securities that serve as credit enhancements for the asset-backed securities held by outside investors. Neither the private-label master trust agreement nor the bankcard master trust agreement provides for recourse to the Company for credit losses on the securitized receivables. Under certain of these securitization programs, Circuit City must meet financial covenants relating to minimum tangible net worth,

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

minimum delinquency rates and minimum coverage of rent and interest expense. Circuit City was in compliance with these covenants at February 28, 2002 and 2001.

The total principal amount of credit card receivables managed was $2.85 billion at February 28, 2002, and $2.80 billion at February 28, 2001. Of these totals, the principal amount of receivables securitized was $2.80 billion at February 28, 2002, and $2.75 billion at February 28, 2001, and the principal amount of receivables held for sale was $49.2 million at the end of fiscal 2002 and $45.1 million at the end of fiscal 2001. At February 28, 2002, the unused capacity of the private label variable funding program was $22.9 million and the unused capacity of the bankcard variable funding program was $496.5 million. The aggregate amount of receivables that were 31 days or more delinquent was $198.4 million at February 28, 2002, and $192.3 million at February 28, 2001. The principal amount of losses net of recoveries totaled $262.8 million for the year ended February 28, 2002, and $229.9 million for the year ended February 28, 2001.

Circuit City receives annual servicing fees approximating 2% of the outstanding principal balance of the credit card receivables and retains the rights to future cash flows available after the investors in the asset-backed securities have received the return for which they contracted. The servicing fees specified in the credit card securitization agreements adequately compensate the finance operation for servicing the securitized receivables. Accordingly, no servicing asset or liability has been recorded.

The table below summarizes certain cash flows received from and paid to the securitization trusts:

	Years Ended February 28
(Amounts in thousands)	2002	2001
Proceeds from new securitizations	$1,193,300	$1,092,500
Proceeds from collections reinvested in previous credit card securitizations	$1,591,085	$1,730,511
Servicing fees received	$51,777	$52,044
Other cash flows received on retained interests*	$195,375	$173,775

*
This amount represents cash flows received from retained interests by the transferor other than servicing fees, including cash flows from interest-only strips and cash above the minimum required level in cash collateral accounts.

When determining the fair value of retained interests, Circuit City estimates future cash flows using management’s projections of key factors, such as finance charge income, default rates, payment rates, forward interest rate curves and discount rates appropriate for the type of asset and risk. Circuit City employs a risk-based pricing strategy that increases the stated annual percentage rate for accounts that have a higher predicted risk of default. Accounts with a lower risk profile may qualify for promotional financing.

Future finance income from securitized credit card receivables that exceeds the contractually specified investor returns and servicing fees (interest-only strips) is carried at fair value; amounted to $131.9 million at February 28, 2002, and $131.0 million at February 28, 2001. Gains of $167.8 million on sales of credit card receivables were recorded in fiscal 2002; gains of $176.2 million on sales of credit card receivables were recorded in fiscal 2001.

The fair value of retained interests at February 28, 2002, was $394.5 million, with a weighted-average life ranging from 0.2 years to 1.8 years. The fair value of retained interests at February 28, 2001, was $246.1 million with a weighted average life ranging from 0.4 years to 3 years. The following table shows the key economic assumptions used in measuring the fair value of retained interests at February 28, 2002, and a sensitivity analysis showing the hypothetical effect on the fair value of those interests when there are unfavorable variations from the

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

assumptions used. Key economic assumptions at February 28, 2002, are not materially different from assumptions used to measure the fair value of retained interests at the time of securitization. These sensitivities are hypothetical and should be used with caution. In this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in actual circumstances, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

(Dollar amounts in thousands)	Assumptions Used (Annual)	Impact on Fair Value of 10% Adverse Change	Impact on Fair Value of 20% Adverse Change
Payment rate	6.8%-10.4%	$8,426	$15,629
Default rate	7.9%-17.1%	$23,315	$46,363
Discount rate	8.0%-15.0%	$2,742	$5,454

(B)  Automobile Loan Securitizations:

CarMax has asset securitization programs to finance the automobile loan receivables generated by its finance operation. CarMax’s finance operation sells its automobile loan receivables to a special purpose subsidiary, which, in turn, transfers those receivables to a group of third-party investors. For transfers of receivables that qualify as sales, CarMax recognizes gains or losses as a component of the finance operation’s profits, which are recorded as reductions to selling, general and administrative expenses. A special purpose subsidiary retains a subordinated interest in the transferred receivables. CarMax’s finance operation continues to service securitized receivables for a fee. CarMax’s finance operation refinanced $641.7 million of automobile loan receivables through the public issuance of asset-backed securities in fiscal 2002 and $655.4 million in fiscal 2001. The automobile loan securitization agreements do not provide for recourse to the Company for credit losses on the securitized receivables. Under certain of these securitization programs, CarMax must meet financial covenants relating to minimum tangible net worth, minimum delinquency rates and minimum coverage of rent and interest expense. CarMax was in compliance with these covenants at February 28, 2002 and 2001.

At February 28, 2002, the total principal amount of automobile loan receivables managed was $1.55 billion. Of that total, the principal amount of automobile loan receivables securitized was $1.54 billion and the principal amount of automobile loan receivables held for sale or investment was $13.9 million. At February 28, 2002, the unused capacity of the automobile loan variable funding program was $211.0 million. The aggregate principal amount of automobile loans that were 31 days or more delinquent was $22.3 million at February 28, 2002. The principal amount of losses net of recoveries totaled $13.2 million for the year ended February 28, 2002, and $7.2 million for the year ended February 28, 2001.

CarMax receives annual servicing fees approximating 1% of the outstanding principal balance of the securitized automobile loan receivables and retains the rights to future cash flows available after the investors in the asset-backed securities have received the return for which they contracted. The servicing fees specified in the automobile loan securitization agreements adequately compensate the finance operation for servicing the securitized receivables. Accordingly, no servicing asset or liability has been recorded.

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below summarizes certain cash flows received from and paid to the securitization trusts:

	Years Ended February 28
(Amounts in thousands)	2002	2001
Proceeds from new securitizations	$752,516	$619,525
Proceeds from collections reinvested in previous automobile loan securitizations	$452,329	$313,827
Servicing fees received	$13,787	$10,474
Other cash flows received on retained interests*	$68,153	$39,265

*
This amount represents cash flows received from retained interests by the transferor other than servicing fees, including cash flows from interest-only strips and cash, above the minimum required level in cash collateral accounts.

When determining the fair value of retained interests, CarMax estimates future cash flows using management’s projections of key factors, such as finance charge income, default rates, payment rates and discount rates appropriate for the type of assets and risk. CarMax employs a risk-based pricing strategy that increases the stated annual percentage rate for accounts that have a higher predicted risk of default. Accounts with a lower risk profile may qualify for promotional financing.

Future finance income from securitized automobile loan receivables that exceeds the contractually specified investor returns and servicing fees (interest-only strips) is carried at fair value; amounted to $74.3 million at February 28, 2002; and $42.0 million at February 28, 2001. Gains of $56.4 million on sales of automobile loan receivables were recorded in fiscal 2002, gains of $35.4 million on sales of automobile loan receivables were recorded in fiscal 2001.

The fair value of retained interests at February 28, 2002, was $120.7 million, with a weighted-average life of 1.6 years. The fair value of retained interests at February 28, 2001, was $74.1 million with a weighted average life ranging from 1.5 years to 1.8 years. The following table shows the key economic assumptions used in measuring the fair value of retained interests at February 28, 2002, and a sensitivity analysis showing the hypothetical effect on the fair value of those interests when there are unfavorable variations from the assumptions used. Key economic assumptions at February 28, 2002, are not materially different from assumptions used to measure the fair value of retained interests at the time of securitization. These sensitivities are hypothetical and should be used with caution. In this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in actual circumstances, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

(Dollar amounts in thousands)	Assumptions Used (Annual)	Impact on Fair Value of 10% Adverse Change	Impact on Fair Value of 20% Adverse Change
Prepayment speed	1.5%-1.6%	$3,646	$7,354
Default rate	1.0%-1.2%	$2,074	$4,148
Discount rate	12.0%	$1,464	$2,896

12.    Financial Derivatives

On behalf of Circuit City, the Company enters into interest rate cap agreements to meet the requirements of the credit card receivable securitization transactions. The total notional amount of interest rate caps outstanding was $654.9 million at February 28, 2002, and $839.4 million at February 28, 2001. Purchased interest rate caps

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

were included in net accounts receivable and had a fair value of $2.4 million as of February 28, 2002, and $6.5 million as of February 28, 2001. Written interest rate caps were included in accounts payable and had a fair value of $2.4 million as of February 28, 2002, and $6.5 million as of February 28, 2001.

On behalf of CarMax, the Company enters into amortizing swaps relating to automobile loan receivable securitizations to convert variable-rate financing costs to fixed-rate obligations to better match funding costs to the receivables being securitized. The Company entered into twelve 40-month amortizing interest rate swaps with notional amounts totaling approximately $854.0 million in fiscal 2002, nine 40-month amortizing swaps with notional amounts totaling approximately $735.0 million in fiscal 2001 and four 40-month amortizing swaps with notional amounts totaling approximately $344.0 million in fiscal 2000. The remaining total notional amount of all swaps related to the automobile loan receivable securitizations was approximately $413.3 million at February 28, 2002, and $299.3 million at February 28, 2001. At February 28, 2002, the fair value of these swaps totaled a net liability of $841,000 and were included in accounts payable.

The market and credit risks associated with interest rate caps and interest rate swaps are similar to those relating to other types of financial instruments. Market risk is the exposure created by potential fluctuations in interest rates and is directly related to the product type, agreement terms and transaction volume. The Company has entered into offsetting interest rate cap positions and, therefore, does not anticipate significant market risk arising from interest rate caps. The Company does not anticipate significant market risk from swaps because they are used on a monthly basis to match funding costs to the use of the funding. Credit risk is the exposure to nonperformance of another party to an agreement. The Company mitigates credit risk by dealing with highly rated bank counterparties.

13.    Contingent Liabilities

In the normal course of business, the Company is involved in various legal proceedings. Based upon the Company’s evaluation of the information presently available, management believes that the ultimate resolution of any such proceedings will not have a material adverse effect on the Company’s financial position, liquidity or results of operations.

14.    Appliance Exit Costs

On July 25, 2000, the Company announced plans to exit the major appliance category and expand its selection of key consumer electronics and home office products in all Circuit City Superstores. A product profitability analysis had indicated that the appliance category produced below-average profits. This analysis, combined with declining appliance sales, expected increases in appliance competition and the Company’s profit expectations for the consumer electronics and home office categories led to the decision to exit the major appliance category. The Company maintains control over Circuit City’s in-home major appliance repair business, although repairs are subcontracted to an unrelated third party.

To exit the appliance business, the Company closed eight distribution centers and eight service centers. The majority of these closed properties are leased. While the Company has entered into contracts to sublease some of these properties, it continues the process of marketing the remaining properties to be subleased.

Approximately 910 employees were terminated as a result of the exit from the appliance business. These reductions mainly were in the service, distribution and merchandising functions. Because severance was paid to employees on a biweekly schedule based on years of service, cash payments lagged job eliminations. Certain fixed assets were written down in connection with the exit from the appliance business, including appliance build-to-order kiosks in stores and non-salvageable fixed assets and leasehold improvements at the closed locations.

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In the second quarter of fiscal 2001, the Company recorded appliance exit costs of $30.0 million. In the fourth quarter of fiscal 2002, the Company recorded additional lease termination costs of $10.0 million to reflect the current rental market for these leased properties. These expenses are reported separately on the fiscal 2002 and 2001 statements of earnings. The appliance exit cost liability is included in the accrued expenses and other current liabilities line item on the consolidated balance sheet. The appliance exit cost accrual activity is presented in Table 3.

TABLE 3

(Amounts in millions)	Total Original Exit Cost Accrual	Fiscal 2001 Payments or Write-Downs	Liability at February 28, 2001	Fiscal 2002 Adjustments to Exit Cost Accrual	Fiscal 2002 Payments or Write-Downs	Liability at February 28, 2002
Lease termination costs	$17.8	$1.8	$16.0	$10.0	$6.3	$19.7
Fixed asset write-downs, net	5.0	5.0	—	—	—	—
Employee termination benefits	4.4	2.2	2.2	—	2.2	—
Other	2.8	2.8	—	—	—	—

Appliance exit costs	$30.0	$11.8	$18.2	$10.0	$8.5	$19.7

15.    Discontinued Operations

On June 16, 1999, Digital Video Express announced that it would cease marketing the Divx home video system and discontinue operations. Discontinued operations have been segregated on the consolidated statements of cash flows; however, Divx is not segregated on the consolidated balance sheets.

For fiscal 2002 and 2001, the discontinued Divx operations had no impact on the net earnings of Circuit City Stores, Inc. In fiscal 2000, the loss from the discontinued Divx operations totaled $16.2 million after an income tax benefit of $9.9 million and the loss on the disposal of the Divx business totaled $114.0 million after an income tax benefit of $69.9 million. The loss on the disposal included a provision for operating losses to be incurred during the phase-out period. It also included provisions for commitments under licensing agreements with motion picture distributors, the write-down of assets to net realizable value, lease termination costs, employee severance and benefit costs and other contractual commitments.

As of February 28, 2002, entities comprising the Divx operations have been dissolved and the related net liabilities have been assumed by the Company. Net liabilities reflected in the accompanying consolidated balance sheets as of February 28 were as follows:

(Amounts in thousands)	2002	2001
Current assets	$—	$8
Other assets	—	324
Current liabilities	(18,457)	(27,522)
Other liabilities	—	(14,082)

Net liabilities of discontinued operations	$(18,457)	$(41,272)

16.    Recent Accounting Pronouncements

In July 2000, the Financial Accounting Standards Board issued Emerging Issues Task Force Issue No. 00-14, “Accounting for Certain Sales Incentives,” which is effective for fiscal quarters beginning after December 15, 2001. EITF No. 00-14 provides that sales incentives, such as mail-in rebates, offered to customers should be

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

classified as a reduction of revenue. The Company offers certain mail-in rebates that are currently recorded in cost of sales, buying and warehousing. However, in the first quarter of fiscal 2003, the Company expects to reclassify these rebate expenses from cost of sales, buying and warehousing to net sales and operating revenues to be in compliance with EITF No. 00-14. On a pro forma basis, this reclassification would have increased the fiscal 2002 Circuit City Stores, Inc. gross profit margin by 11 basis points and the expense ratio by 10 basis points. For fiscal 2001, this reclassification would have increased the gross profit margin by 20 basis points and the expense ratio by 18 basis points. The Company does not expect the adoption of EITF No. 00-14 to have a material impact on its financial position, results of operations or cash flows.

In June 2001, the FASB issued SFAS No. 141, “Business Combinations,” effective for business combinations initiated after June 30, 2001, and SFAS No. 142, “Goodwill and Other Intangible Assets,” effective for fiscal years beginning after December 15, 2001. Under SFAS No. 141, the pooling of interests method of accounting for business combinations is eliminated, requiring that all business combinations initiated after the effective date be accounted for using the purchase method. Also under SFAS No. 141, identified intangible assets acquired in a purchase business combination must be separately valued and recognized on the balance sheet if they meet certain requirements. Under the provisions of SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the pronouncement. Other intangible assets that are identified to have finite useful lives will continue to be amortized in a manner that reflects the estimated decline in the economic value of the intangible asset and will be subject to review when events or circumstances arise which indicate impairment. For the CarMax Group, goodwill totaled $20.1 million and covenants not to compete totaled $1.5 million as of February 28, 2002. In fiscal 2002, goodwill amortization was $1.8 million and amortization of covenants not to compete was $931,000. Covenants not to compete will continue to be amortized on a straight-line basis over the life of the covenant not to exceed five years. Application of the nonamortization provisions of SFAS No. 142 in fiscal 2003 is not expected to have a material impact on the financial position, results of operations or cash flows of the Company. During fiscal 2003, the Company will perform the first of the required impairment tests of goodwill, as outlined in the new pronouncement. Based on preliminary estimates, as well as ongoing periodic assessments of goodwill, the Company does not expect to recognize any material impairment losses from these tests.

In August 2001, the FASB issued SFAS No. 143, “Accounting For Asset Retirement Obligations.” This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset, except for certain obligations of lessees. This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period incurred. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company has not yet determined the impact, if any, of adopting this standard.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of  Long-Lived Assets,” which supersedes both SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” related to the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. The Company is required to adopt SFAS No. 144 no later than the fiscal year beginning after December 15, 2001, and plans to adopt the provisions in the first quarter of fiscal 2003.

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company does not expect the adoption of SFAS No. 144 to have a material impact on its financial position, results of operations or cash flows.

17.    Operating Segment Information

The Company conducts business in two operating segments: Circuit City and CarMax. These segments are identified and managed by the Company based on the different products and services offered by each. Circuit City refers to the retail operations bearing the Circuit City name and to all related operations, such as its finance operation. This segment is engaged in the business of selling brand-name consumer electronics, personal computers and entertainment software. CarMax refers to the used- and new-car retail locations bearing the CarMax name and to all related operations, such as its finance operation. Financial information for these segments for fiscal 2002, 2001 and 2000 are shown in Table 4.

TABLE 4

(Amounts in thousands)	Circuit City	CarMax	Total Segments
Revenues from external customers	$9,589,803	$3,518,068	$13,107,871
Interest expense	881	4,958	5,839
Depreciation and amortization	134,371	16,340	150,711
Earnings from continuing operations before income taxes	206,439	146,456	352,895
Provision for income taxes	78,446	55,654	134,100
Earnings from continuing operations	127,993	90,802	218,795
Total assets	$3,821,811	$720,222	$4,539,386

2001
Revenues from external customers	$10,458,037	$2,747,050	$13,205,087
Interest expense	7,273	12,110	19,383
Depreciation and amortization	126,297	26,793	153,090
Earnings from continuing operations before income taxes	185,875	73,482	259,357
Provision for income taxes	70,637	27,918	98,555
Earnings from continuing operations	115,238	45,564	160,802
Total assets	$3,160,048	$710,953	$3,871,001

2000
Revenues from external customers	$10,599,406	$2,191,389	$12,790,795
Interest expense	13,844	10,362	24,206
Depreciation and amortization	132,923	15,241	148,164
Earnings from continuing operations before income taxes	526,955	1,803	528,758
Provision for income taxes	200,243	685	200,928
Earnings from continuing operations	326,712	1,118	327,830
Total assets	$3,278,728	$675,495	$3,954,223

Earnings from continuing operations and total assets for Circuit City in this table exclude: (1) the reserved CarMax Group shares and (2) the discontinued Divx operations as discussed in Note 15.

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18.    Quarterly Financial Data (Unaudited)

(Amounts in thousands	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Year
except per share data)	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Net sales and operating revenues	$2,760,654	$3,132,500	$2,975,463	$3,244,304	$3,128,715	$2,946,583	$4,243,039	$3,881,700	$13,107,871	$13,205,087

Gross profit	$566,353	$683,262	$605,070	$673,465	$642,177	$582,128	$918,075	$856,467	$2,731,675	$2,795,322

Net earnings (loss) attributed to:
Circuit City Group Common Stock	$10,135	$57,123	$6,822	$55,341	$21,134	$(64,407)	$152,708	$101,190	$190,799	$149,247

CarMax Group Common Stock	$6,832	$3,535	$8,028	$4,126	$6,554	$1,920	$6,582	$1,974	$27,996	$11,555

Net earnings (loss) per share attributed to:
Circuit City Group Common Stock:
Basic	$0.05	$0.28	$0.03	$0.27	$0.10	$(0.32)	$0.74	$0.50	$0.93	$0.73

Diluted	$0.05	$0.28	$0.03	$0.27	$0.10	$(0.32)	$0.73	$0.49	$0.92	$0.73

CarMax Group Common Stock:
Basic	$0.26	$0.14	$0.27	$0.16	$0.18	$0.08	$0.18	$0.08	$0.87	$0.45

Diluted	$0.25	$0.13	$0.25	$0.15	$0.17	$0.07	$0.17	$0.07	$0.82	$0.43

Net sales and operating revenues as presented reflect certain reclassifications to conform to current presentation. CarMax’s wholesale sales were reclassified from cost of sales to sales as discussed in Note 2(S). Total wholesale reclassifications increased sales in the first through fourth quarters of fiscal 2002 by $84.5 million, $90.0 million, $76.7 million and $74.3 million, respectively. The fiscal 2001 total wholesale reclassifications increased sales $59.4 million, $66.5 million, $61.1 million and $66.4 million by quarter, respectively. The additional reclassification between sales and cost of sales decreased sales in the first through fourth quarters of fiscal 2002 by $2.3 million, $2.5 million, $2.2 million and $2.1 million, respectively. The fiscal 2001 net sales decreased $1.8 million, $2.0 million, $1.8 million and $1.8 million by quarter, respectively, based on the additional reclassification. The annual impact of all reclassifications from cost of sales to sales was an increase of $316.4 million in fiscal 2002 and $246.0 million in fiscal 2001.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders of Circuit City Stores, Inc.:

We have audited the accompanying consolidated balance sheets of Circuit City Stores, Inc. and subsidiaries as of February 28, 2002 and 2001, and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the fiscal years in the three-year period ended February 28, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Circuit City Stores, Inc. and subsidiaries as of February 28, 2002 and 2001, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended February 28, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Richmond, Virginia
April 2, 2002

CIRCUIT CITY STORES, INC.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

(Amounts in thousands) Description	Balance at Beginning of Year	Charged to Income	Charge-offs less Recoveries	Balance at End of Year
Year ended February 29, 2000:
Allowance for doubtful accounts	$16,282	$7,758	$(5,727)	$18,313

Year ended February 28, 2001:
Allowance for doubtful accounts	$18,313	$8,878	$(18,219)	$8,972

Year ended February 28, 2002:
Allowance for doubtful accounts	$8,972	$5,552	$(9,777)	$4,747

Certain prior year amounts have been changed to conform to current presentation.

INDEPENDENT AUDITORS’ REPORT ON FINANCIAL STATEMENT SCHEDULE

The Board of Directors and Stockholders of Circuit City Stores, Inc.:

Under the date of April 2, 2002, we reported on the consolidated balance sheets of Circuit City Stores, Inc. and subsidiaries (the Company) as of February 28, 2002 and 2001, and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the fiscal years in the three-year period ended February 28, 2002, which are included in this proxy statement/prospectus. In connection with our audits of the aforementioned consolidated financial statements, we have also audited the related Circuit City Stores, Inc. financial statement schedule included in this proxy statement/prospectus. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based on our audit.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Richmond, Virginia
April 2, 2002

CIRCUIT CITY STORES, INC.

CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)

	Three Months Ended May 31,
(Amounts in thousands except per share data)	2002	2001
Net sales and operating revenues	$3,119,807	$2,749,621
Cost of sales, buying and warehousing	2,488,554	2,183,268

Gross profit	631,253	566,353

Selling, general and administrative expenses (net of finance income of $44,496 as of May 31, 2002, and $49,055 as of May 31, 2001)	583,925	535,994
Interest expense	1,026	2,992

Total expenses	584,951	538,986

Earnings before income taxes	46,302	27,367
Provision for income taxes	18,320	10,400

Net earnings	$27,982	$16,967

Net earnings attributed to:
Circuit City Group Common Stock	$17,466	$10,135
CarMax Group Common Stock	10,516	6,832

	$27,982	$16,967

Weighted average common shares:
Circuit City Group:
Basic	206,710	204,936

Diluted	209,257	205,491

CarMax Group:
Basic	36,962	25,934

Diluted	38,826	27,704

Net earnings per share attributed to:
Circuit City Group:
Basic	$0.08	$0.05

Diluted	$0.08	$0.05

CarMax Group:
Basic	$0.28	$0.26

Diluted	$0.27	$0.25

Dividends paid per share:
Circuit City Group Common Stock	$0.0175	$0.0175

CarMax Group Common Stock	$—	$—

See accompanying notes to consolidated financial statements.

CIRCUIT CITY STORES, INC.

CONSOLIDATED BALANCE SHEETS

	May 31, 2002	Feb. 28, 2002
(Amounts in thousands except per share data)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,176,002	$1,251,532
Net accounts receivable	201,208	211,402
Retained interests in securitized receivables	544,036	515,139
Inventory	1,742,485	1,633,327
Prepaid expenses and other current assets	36,538	41,311

Total current assets	3,700,269	3,652,711
Property and equipment, net	858,505	853,778
Deferred income taxes	6,785	—
Other assets	31,537	32,897

TOTAL ASSETS	$4,597,096	$4,539,386

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,108,731	$1,106,679
Accrued expenses and other current liabilities	170,837	183,336
Accrued income taxes	21,207	100,696
Deferred income taxes	140,503	138,306
Short-term debt	10,855	10,237
Current installments of long-term debt	102,102	102,073

Total current liabilities	1,554,235	1,641,327
Long-term debt, excluding current installments	113,734	14,064
Other liabilities	156,694	149,269
Deferred income taxes	—	288

TOTAL LIABILITIES	1,824,663	1,804,948

Stockholders’ equity:
Circuit City Group Common Stock, $0.50 par value; 350,000,000 shares authorized; 209,912,599 shares issued and outstanding as of May 31, 2002	104,956	104,411
CarMax Group Common Stock, $0.50 par value; 175,000,000 shares authorized; 37,061,535 shares issued and outstanding as of May 31, 2002	18,531	18,426
Capital in excess of par value	823,066	810,047
Retained earnings	1,825,880	1,801,554

TOTAL STOCKHOLDERS’ EQUITY	2,772,433	2,734,438

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,597,096	$4,539,386

See accompanying notes to consolidated financial statements.

CIRCUIT CITY STORES, INC

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended May 31,
(Amounts in thousands)	2002	2001
OPERATING ACTIVITIES:
Net earnings	$27,982	$16,967
Adjustments to reconcile net earnings to net cash used in operating activities of continuing operations:
Depreciation and amortization	39,884	39,182
Amortization of restricted stock awards	5,403	3,598
Loss (gain) on disposition of property and equipment	2,069	(959)
Provision for deferred income taxes	(4,876)	6,066
Changes in operating assets and liabilities:
Increase in net accounts receivable and retained interests in securitized receivables	(18,703)	(8,463)
(Increase) decrease in inventory	(109,158)	25,831
Decrease (increase) in prepaid expenses and other current assets	4,773	(11,287)
Decrease in other assets	1,143	237
Decrease in accounts payable, accrued expenses and other current liabilities and accrued income taxes	(88,162)	(81,088)
Increase in other liabilities	7,425	2,289

Net cash used in operating activities of continuing operations	(132,220)	(7,627)

INVESTING ACTIVITIES:
Purchases of property and equipment	(50,888)	(32,852)
Proceeds from sales of property and equipment, net	4,425	3,248

Net cash used in investing activities of continuing operations	(46,463)	(29,604)

FINANCING ACTIVITIES:
Proceeds from issuance of short-term debt, net	618	1,640
Proceeds from issuance of long-term debt	100,000	—
Principal payments on long-term debt	(301)	(275)
Issuances of Circuit City Group Common Stock, net	5,585	3,541
Issuances of CarMax Group Common Stock, net	907	(224)
Dividends paid on Circuit City Group Common Stock	(3,656)	(3,621)

Net cash provided by financing activities of continuing operations	103,153	1,061

Cash used in discontinued operations	—	(5,460)

Decrease in cash and cash equivalents	(75,530)	(41,630)
Cash and cash equivalents at beginning of year	1,251,532	446,131

Cash and cash equivalents at end of period	$1,176,002	$404,501

See accompanying notes to consolidated financial statements.

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Basis of Presentation

The common stock of Circuit City Stores, Inc. consists of two common stock series that are intended to reflect the performance of the Company’s two businesses. The Circuit City Group Common Stock is intended to reflect the performance of the Circuit City stores and related operations and the shares of CarMax Group Common Stock reserved for the Circuit City Group or for issuance to holders of Circuit City Group Common Stock. The CarMax Group Common Stock is intended to reflect the performance of the CarMax stores and related operations. The reserved CarMax Group shares are not outstanding CarMax Group Common Stock. Therefore, net earnings attributed to the reserved CarMax Group shares are included in the net earnings and earnings per share attributed to the Circuit City Group Common Stock.

During the second quarter of fiscal 2002, Circuit City Stores completed the public offering of 9,516,800 shares of CarMax Group Common Stock. The shares sold in the offering were shares of CarMax Group Common Stock that previously had been reserved for the Circuit City Group or for issuance to holders of Circuit City Group Common Stock. As of May 31, 2002, 65,923,200 shares of CarMax Group Common Stock were reserved for the Circuit City Group or for issuance to holders of Circuit City Group Common Stock. Excluding shares reserved for CarMax employee stock incentive plans, the reserved CarMax Group shares represented 64.0% of the total outstanding and reserved shares of CarMax Group Common Stock at May 31, 2002; 64.1% at February 28, 2002; and 74.1% at May 31, 2001. The terms of each series of common stock are discussed in detail in the Company’s Form 8-A registration statement on file with the Securities and Exchange Commission.

On February 22, 2002, Circuit City Stores, Inc. announced that its board of directors had authorized management to initiate a process that would separate the CarMax auto superstore business from the Circuit City consumer electronics business through a tax-free transaction in which CarMax, Inc., presently a wholly owned subsidiary of Circuit City Stores, Inc., would become an independent, separately traded public company. CarMax, Inc. holds substantially all of the businesses, assets and liabilities of the CarMax Group. The separation plan calls for Circuit City Stores, Inc. to redeem the outstanding shares of CarMax Group Common Stock in exchange for shares of common stock of CarMax, Inc. Simultaneously, shares of CarMax, Inc. common stock, representing the shares of CarMax Group Common Stock reserved for the holders of Circuit City Group Common Stock, would be distributed as a tax-free dividend to the holders of Circuit City Group Common Stock.

In the proposed separation, the holders of CarMax Group Common Stock would receive one share of CarMax, Inc. common stock for each share of CarMax Group Common Stock redeemed by the Company. Management anticipates that the holders of Circuit City Group Common Stock would receive a fraction of a share of CarMax, Inc. common stock for each share of Circuit City Group Common Stock they hold. The exact fraction would be determined on the record date for the distribution. The separation is expected to be completed by late summer or early fall, subject to shareholder approval and final approval from the board of directors.

Notwithstanding the attribution of the Company’s assets and liabilities, including contingent liabilities, and stockholders’ equity between the Circuit City Group and the CarMax Group for the purposes of preparing the financial statements, holders of Circuit City Group Common Stock and holders of CarMax Group Common Stock are shareholders of the Company and as such are subject to all of the risks associated with an investment in the Company and all of its businesses, assets and liabilities. Such attribution and the equity structure of the Company do not affect title to the assets or responsibility for the liabilities of the Company or any of its subsidiaries. Neither shares of Circuit City Group Common Stock nor shares of CarMax Group Common Stock represent a direct equity or legal interest solely in the assets and liabilities allocated to a particular Group. Instead, those shares represent direct equity and legal interests in the assets and liabilities of the Company. The

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

results of operations or financial condition of one Group could affect the results of operations or financial condition of the other Group. Net losses of either Group and dividends or distributions on, or repurchases of, Circuit City Group Common Stock or CarMax Group Common Stock would reduce funds legally available for dividends on, or repurchases of, both stocks. Accordingly, the Company’s consolidated financial statements included herein should be read in conjunction with the financial statements of each Group and the Company’s SEC filings.

2.    Accounting Policies

The consolidated financial statements of the Company conform to accounting principles generally accepted in the United States of America. The interim period financial statements are unaudited; however, in the opinion of management, all adjustments, which consist only of normal, recurring adjustments, necessary for a fair presentation of the interim consolidated financial statements have been included. The fiscal year-end balance sheet data was derived from the audited financial statements included in the Company’s fiscal 2002 Annual Report on Form 10-K.

3.    Net Earnings per Share

Reconciliations of the numerator and denominator of the basic and diluted net earnings per share calculations are presented below.

	Three Months Ended May 31,
	2002	2001
(Amounts in thousands except per share data)
Circuit City Group:
Weighted average common shares	206,710	204,936
Dilutive potential common shares:
Options	1,308	114
Restricted stock	1,239	441

Weighted average common shares and dilutive potential common shares	209,257	205,491

Net earnings available to common shareholders	$17,466	$10,135
Basic net earnings per share	$0.08	$0.05
Diluted net earnings per share	$0.08	$0.05

CarMax Group:
Weighted average common shares	36,962	25,934
Dilutive potential common shares:
Options	1,845	1,714
Restricted stock	19	56

Weighted average common shares and dilutive potential common shares	38,826	27,704

Net earnings available to common shareholders	$10,516	$6,832
Basic net earnings per share	$0.28	$0.26
Diluted net earnings per share	$0.27	$0.25

In a public offering completed during the second quarter of fiscal 2002, Circuit City Stores, Inc. sold 9,516,800 CarMax Group shares that had previously been reserved for the Circuit City Group. Because both the earnings allocation and the outstanding CarMax shares were adjusted to reflect the impact of the sale, net

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

earnings per CarMax Group share were not diluted by the sale. With the impact of the offering, 64.0% of the CarMax Group’s fiscal 2003 first quarter earnings were allocated to the Circuit City Group. For the same period last year, 74.3% of the CarMax Group’s earnings were allocated to the Circuit City Group.

Certain options were outstanding and not included in the computation of diluted net earnings per share because the options’ exercise prices were greater than the average market price of the shares. For the three-month period ended May 31, 2002, options to purchase 5,678,317 shares of Circuit City Group Common Stock at prices ranging from $21.68 to $43.03 per share were outstanding and not included in the calculation. For the three-month period ended May 31, 2001, options to purchase 8,371,534 shares of Circuit City Group Common Stock at prices ranging from $13.88 to $47.53 per share were outstanding and not included in the calculation.

For the three-month period ended May 31, 2002, options to purchase all 4,411,582 outstanding shares of CarMax Group Common Stock were included in the calculation. For the three-month period ended May 31, 2001, options to purchase 289,427 shares of CarMax Group Common Stock at prices ranging from $9.19 to $16.31 per share were outstanding and not included in the calculation.

4.    Debt

On May 17, 2002, CarMax entered into a $200 million credit agreement secured by vehicle inventory. The credit agreement includes a $100 million revolving loan commitment and a $100 million term loan commitment. Principal is due in full at maturity with interest payable monthly at a LIBOR-based rate. The agreement currently is scheduled to expire in May 2004 and provides for annual one-year extensions of the final maturity beginning on May 17, 2003, and each May 17 thereafter. The aggregate principal amount outstanding under the credit facility on any date may not exceed 150% of the value of CarMax’s eligible motor vehicle inventory as of that date. As of May 31, 2002, the amount outstanding under this credit agreement was $100 million. Under this agreement, CarMax must meet financial covenants relating to minimum current ratio, minimum tangible net worth and minimum fixed charge coverage ratio. CarMax was in compliance with these covenants at May 31, 2002.

5.    Supplemental Financial Statement Information

For the first quarter of fiscal 2003 and 2002, pretax finance operation income, which is recorded as a reduction to selling, general and administrative expenses, was as follows:

	Three Months Ended May 31, 2002	Three Months Ended May 31, 2001
(Amounts in millions)
Circuit City Group:
Securitization income	$50.5	$59.7
Payroll and fringe expenses	10.7	10.3
Other direct expenses	19.4	19.9

Finance operation income	20.4	29.5

CarMax Group:
Securitization income	23.3	18.4
Payroll and fringe expenses	1.7	|1.3
Other direct expenses	1.7	1.4

Finance operation income	19.9	15.7
Third-party financing fees	4.2	3.8

Total finance income	24.1	19.5

Circuit City Stores, Inc.:
Consolidated finance income	$44.5	$49.0

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

For both the Circuit City Group and the CarMax Group, the finance operation income does not include any allocation of indirect costs or income. The Company presents this information on a direct basis to avoid making arbitrary decisions regarding the periodic indirect benefit or costs that could be attributed to this operation. Examples of indirect costs not included are corporate expenses such as human resources, administrative services, marketing, information systems, accounting, legal, treasury and executive payroll as well as retail store expenses.

6.    Securitizations

(A)	Credit Card Securitizations:

Circuit City’s finance operation enters into securitization transactions to finance its consumer revolving credit card receivables. In accordance with the isolation provisions of Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” special purpose subsidiaries were created for the sole purpose of facilitating these securitization transactions. Credit card receivables are sold to the special purpose subsidiaries, which, in turn, transfer these receivables to securitization master trusts. Private-label and co-branded Visa credit card receivables are securitized through one master trust and MasterCard and Visa credit card, referred to as bankcard, receivables are securitized through a second master trust. Each master trust periodically issues securities backed by the receivables in that master trust. For transfers of receivables that qualify as sales, Circuit City recognizes gains or losses as a component of the finance operation’s profits, which are recorded as reductions to selling, general and administrative expenses. In these securitizations, Circuit City’s finance operation continues to service the securitized receivables for a fee and the special purpose subsidiaries retain an undivided interest in the transferred receivables and hold various subordinated asset-backed securities that serve as credit enhancements for the asset-backed securities held by outside investors. Neither master trust agreement provides for recourse to the Company for credit losses on the securitized receivables. Circuit City employs a risk-based pricing strategy that increases the stated annual percentage rate for accounts that have a higher predicted risk of default. Accounts with a lower risk profile may qualify for promotional financing. Under certain of these securitization programs, Circuit City must meet financial guidelines relating to minimum tangible net worth, debt to net worth and the current ratio. The securitized receivables must meet performance levels relating to portfolio yield, default rates, principal payment rates and delinquency rates. Circuit City was in compliance with these guidelines at May 31, 2002, and February 28, 2002.

The total principal amount of credit card receivables managed was $2.74 billion at May 31, 2002, and $2.85 billion at February 28, 2002. During the first quarter of fiscal 2003, the Company completed a $300 million private-label credit-card receivable securitization transaction. Of the total principle amounts managed, the principal amount of receivables securitized was $2.70 billion at May 31, 2002, and $2.80 billion at February 28, 2002, and the principal amount of receivables held for sale was $39.2 million at May 31, 2002, and $49.2 million at February 28, 2002. At May 31, 2002, the unused capacity of the private-label variable funding program was $557.8 million and the unused capacity of the bankcard variable funding program was $393.2 million. At February 28, 2002, the unused capacity of the private-label variable funding program was $22.9 million and the unused capacity of the bankcard variable funding program was $496.5 million. The aggregate amount of receivables that were 31 days or more delinquent was $171.0 million at May 31, 2002, and $198.4 million at February 28, 2002. The principal amount of losses net of recoveries totaled $70.8 million for the quarter ended May 31, 2002, and $69.6 million for the quarter ended May 31, 2001.

Circuit City receives annual servicing fees approximating 2% of the outstanding principal balance of the credit card receivables and retains the rights to future cash flows available after the investors in the asset-backed securities have received the return for which they contracted. The servicing fees specified in the credit card securitization agreements adequately compensate the finance operation for servicing the securitized receivables. Accordingly, no servicing asset or liability has been recorded.

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

The table below summarizes certain cash flows received from and paid to the securitization trusts:

	Three Months Ended May 31, 2002	Three Months Ended May 31, 2001
(Amounts in millions)
Proceeds from new securitizations	$401.8	$174.2
Proceeds from collections reinvested
in previous credit card securitizations	$245.6	$359.6
Servicing fees received	$13.0	$13.3
Other cash flows received on retained interests*	$50.7	$44.2

*
This amount represents cash flows received from retained interests by the transferor other than servicing fees, including cash flows from interest-only strips and cash above the minimum required level in cash collateral accounts.

When determining the fair value of retained interests, Circuit City estimates future cash flows using management’s projections of key factors, such as finance charge income, default rates, payment rates, forward interest rate curves and discount rates appropriate for the type of asset and risk.

Future finance income from securitized credit card receivables that exceeds the sum of the contractually specified investor returns and servicing fees (interest-only strips) is carried at fair value and amounted to $126.8 million at May 31, 2002, and $134.8 million at May 31, 2001. These amounts are included in retained interests in securitized receivables on the consolidated balance sheets. The change in the interest-only strips for securitization transactions was a $5.1 million decrease for the three months ended May 31, 2002 and a $3.8 million increase for the three months ended May 31, 2001.

The fair value of retained interests at May 31, 2002, was $416.2 million, with a weighted-average life ranging from 0.2 years to 3.0 years. The fair value of retained interests at February 28, 2002, was $394.5 million, with a weighted-average life ranging from 0.2 years to 1.8 years. The following table shows the key economic assumptions used in measuring the fair value of retained interests at May 31, 2002, and a sensitivity analysis showing the hypothetical effect on the fair value of those interests when there are unfavorable variations from the assumptions used. Key economic assumptions at May 31, 2002, are not materially different from assumptions used to measure the fair value of retained interests at the time of securitization. These sensitivities are hypothetical and should be used with caution. In this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in actual circumstances, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.
	Assumptions Used	Impact on Fair Value of 10% Adverse Change	Impact on Fair Value of 20% Adverse Change
(Dollar amounts in millions)
Monthly payment rate	6.7%-10.3%	$8.3	$15.4
Annual default rate	8.1%-17.5%	$22.3	$44.0
Annual discount rate	8.3%-15.0%	$2.9	$5.8

(B)	Automobile Loan Securitizations:

CarMax has asset securitization programs to finance the automobile loan receivables generated by its finance operation. CarMax’s finance operation sells its automobile loan receivables to a special purpose subsidiary, which, in turn, transfers those receivables to a group of third-party investors. For transfers of receivables that qualify as sales, CarMax recognizes gains or losses as a component of the finance operation’s profits, which are recorded as reductions to selling, general and administrative expenses. The special purpose subsidiary retains a subordinated interest in the transferred receivables. CarMax’s finance operation continues to

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

service securitized receivables for a fee. The automobile loan securitization agreements do not provide for recourse to the Company for credit losses on the securitized receivables. CarMax employs a risk-based pricing strategy that increases the stated annual percentage rate for accounts that have a higher predicted risk of default. Under certain of these securitization programs, CarMax must meet financial guidelines relating to minimum tangible net worth, debt to net worth, net worth to managed assets, current ratio, minimum cash balance or borrowing capacity and minimum coverage of rent and interest expense. The securitized receivables must meet performance levels relating to portfolio yield, default rates and delinquency rates. CarMax was in compliance with these guidelines at May 31, 2002, and February 28, 2002.

The total principal amount of automobile loan receivables managed was $1.63 billion at May 31, 2002, and $1.55 billion at February 28, 2002. Of the total principal amounts managed, the principal amount of automobile loan receivables securitized was $1.61 billion at May 31, 2002, and $1.54 billion at February 28, 2002, and the principal amount of automobile loan receivables held for sale or investment was $20.5 million at May 31, 2002, and $13.9 million at February 28, 2002. The unused capacity of the automobile loan variable funding program was $115.0 million at May 31, 2002, and $211.0 million at February 28, 2002. The aggregate principal amount of automobile loans that were 31 days or more delinquent was $21.2 million at May 31, 2002, and $22.3 million at February 28, 2002. The principal amount of losses net of recoveries totaled $3.3 million for the three months ended May 31, 2002, and $1.9 million for the three months ended May 31, 2001.

CarMax receives annual servicing fees approximating 1% of the outstanding principal balance of the securitized automobile loan receivables and retains the rights to future cash flows available after the investors in the asset-backed securities have received the return for which they contracted. The servicing fees specified in the automobile loan securitization agreements adequately compensate the finance operation for servicing the securitized receivables. Accordingly, no servicing asset or liability has been recorded.

The table below summarizes certain cash flows received from and paid to the securitization trusts:

	Three Months Ended May 31, 2002	Three Months Ended May 31, 2001
(Amounts in millions)
Proceeds from new securitizations	$221.0	$195.0
Proceeds from collections reinvested in previous automobile loan securitizations	$134.5	$91.5
Servicing fees received	$3.9	$3.3
Other cash flows received on retained interests*	$20.0	$12.5

*
This amount represents cash flows received from retained interests by the transferor other than servicing fees, including cash flows from interest-only strips and cash above the minimum required level in cash collateral accounts.

When determining the fair value of retained interests, CarMax estimates future cash flows using management’s projections of key factors, such as finance charge income, default rates, payment rates and discount rates appropriate for the type of asset and risk.

Future finance income from securitized automobile loan receivables that exceeds the sum of the contractually specified investor returns and servicing fees (interest-only strips) is carried at fair value and amounted to $76.1 million at May 31, 2002, and $51.4 million at May 31, 2001. These amounts are included in retained interests in securitized receivables on the consolidated balance sheets. Gains of $15.6 million on sales of automobile loan receivables were recorded for the three months ended May 31, 2002; gains of $13.1 million on sales of automobile loan receivables were recorded for the three months ended May 31, 2001.

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

The fair value of retained interests at May 31, 2002, was $127.9 million, with a weighted-average life of 1.6 years. The fair value of retained interests at February 28, 2002, was $120.7 million, with a weighted-average life of 1.6 years. The following table shows the key economic assumptions used in measuring the fair value of retained interests at May 31, 2002, and a sensitivity analysis showing the hypothetical effect on the fair value of those interests when there are unfavorable variations from the assumptions used. Key economic assumptions at May 31, 2002, are not materially different from assumptions used to measure the fair value of retained interests at the time of securitization. These sensitivities are hypothetical and should be used with caution. In this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in actual circumstances, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

		Impact on Fair	Impact on Fair
	Assumptions Used	Value of 10% Adverse Change	Value of 20% Adverse Change
(Dollar amounts in millions)
Prepayment rate	1.5%-1.6%	$3.8	$7.8
Annual default rate	1.0%-1.2%	$2.1	$4.3
Annual discount rate	12.0%	$1.4	$2.8

7.    Financial Derivatives

On behalf of Circuit City, the Company enters into interest rate cap agreements to meet the requirements of the credit card receivable securitization transactions. During the first quarter of fiscal 2003 and in conjunction with the private-label public securitization, the Company purchased and sold three offsetting interest rate caps with an aggregate initial notional amount of $280.5 million. The total notional amount of interest rate caps outstanding was $935.4 million at May 31, 2002, and $654.9 million at February 28, 2002. Purchased interest rate caps were included in net accounts receivable and had a fair value of $9.0 million as of May 31, 2002, and $2.4 million as of February 28, 2002. Written interest rate caps were included in accounts payable and had a fair value of $9.0 million as of May 31, 2002, and $2.4 million as of February 28, 2002.

On behalf of CarMax, the Company enters into amortizing swaps relating to automobile loan receivable securitizations to convert variable-rate financing costs to fixed-rate obligations to better match funding costs to the receivables being securitized. During the first quarter of fiscal 2003, the Company entered into three 40-month amortizing interest rate swaps with an initial notional amount totaling approximately $248.0 million. The current amortized notional amount of all outstanding swaps related to the automobile loan receivable securitizations was approximately $633.7 million at May 31, 2002, and $413.3 million at February 28, 2002. At May 31, 2002, the fair value of swaps totaled a net liability of $2.1 million and were included in accounts payable. At February 28, 2002, the fair value of swaps totaled a net liability of $841,000 and were included in accounts payable.

The market and credit risks associated with interest rate caps and interest rate swaps are similar to those relating to other types of financial instruments. Market risk is the exposure created by potential fluctuations in interest rates and is directly related to the product type, agreement terms and transaction volume. The Company has entered into offsetting interest rate cap positions and, therefore, does not anticipate significant market risk arising from interest rate caps. The Company does not anticipate significant market risk from swaps because they are used on a monthly basis to match funding costs to the use of the funding. Credit risk is the exposure to nonperformance of another party to an agreement. The Company mitigates credit risk by dealing with highly rated bank counterparties.

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

8.    Appliance Exit Costs

In the second quarter of fiscal 2001, the Company began to exit the major appliance category and expand its selection of key consumer electronics and home office products in all Circuit City Superstores. This process was completed in November 2000. To exit the appliance business, the Company closed eight distribution centers and eight service centers. The Company leases the majority of these closed properties. While the Company has entered into contracts to sublease some of these properties, it continues the process of marketing the remaining properties to be subleased.

In the second quarter of fiscal 2001, the Company recorded appliance exit costs of $30.0 million. In the fourth quarter of fiscal 2002, the Company recorded additional lease termination costs of $10.0 million to reflect the current rental market for these leased properties. These expenses are reported separately on the fiscal 2002 and 2001 consolidated statements of earnings. The appliance exit cost liability is included in accrued expenses and other current liabilities on the consolidated balance sheets.

The appliance exit cost accrual activity and the remaining liability at May 31, 2002, are presented in the following table.

	Total Original Exit Cost Accrual	Fiscal 2001 Payments or Write-Downs	Liability at February 28, 2001	Fiscal 2002 Adjustments to Exit Cost Accrual	Fiscal 2002 Payments or Write-Downs	Liability at February 28, 2002	Fiscal 2003 Payments or Write-Downs	Liability at May 31, 2002
(Amounts in millions)
Lease termination costs	$17.8	$1.8	$16.0	$10.0	$6.3	$19.7	$1.7	$18.0
Fixed asset write-downs, net.	5.0	5.0	—	—	—	—	—	—
Employee termination benefits	4.4	2.2	2.2	—	2.2	—	—	—
Other	2.8	2.8	—	—	—	—	—	—

Appliance exit costs	$30.0	$11.8	$18.2	$10.0	$8.5	$19.7	$1.7	$18.0

9.    Operating Segment Information

The Company conducts business in two operating segments: Circuit City and CarMax. These segments are identified and managed by the Company based on the different products and services offered by each. Circuit City refers to the retail operations bearing the Circuit City name and to all related operations, such as Circuit City’s finance operation. This segment is engaged in the business of selling brand-name consumer electronics, personal computers and entertainment software. CarMax refers to the used- and new-car retail locations bearing the CarMax name and to all related operations, such as CarMax’s finance operation.

Financial information for these segments for the three-month periods ended May 31, 2002 and 2001, is presented in the following tables.

	Three Months Ended May 31, 2002
	Circuit City	CarMax	Total Segments
(Amounts in thousands)
Revenues from external customers	$2,118,243	$1,001,564	$3,119,807
Interest expense	—	1,026	1,026
Depreciation and amortization	35,746	4,138	39,884
(Loss) earnings before income taxes	(2,025)	48,327	46,302
Income tax (benefit) provision	(769)	19,089	18,320
Net (loss) earnings	(1,256)	29,238	27,982
Total assets	$3,769,322	$830,218	$4,597,096

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

	Three Months Ended May 31, 2001
	Circuit City	CarMax	Total Segments
(Amounts in thousands)
Revenues from external customers	$1,870,621	$879,000	$2,749,621
Interest expense	441	2,551	2,992
Depreciation and amortization	34,489	4,693	39,182
(Loss) earnings before income taxes	(15,492)	42,859	27,367
Income tax (benefit) provision	(5,887)	16,287	10,400
Net (loss) earnings	(9,605)	26,572	16,967
Total assets	$3,019,010	$795,402	$3,814,412

In the preceding tables, the net loss for Circuit City excludes the net earnings attributed to the reserved CarMax Group shares. Total assets for Circuit City exclude the reserved CarMax Group shares. As of May 31, 2001, total assets for Circuit City also exclude the discontinued Divx operations, which are discussed in Note 10.

10.    Discontinued Operations

On June 16, 1999, Digital Video Express announced that it would cease marketing the Divx home video system and discontinue operations. As of February 28, 2002, entities comprising the Divx operations were dissolved and the related liabilities had been assumed by the Company. Current liabilities of $18.5 million related to the former Divx operations were reflected in the consolidated balance sheets as of May 31, 2002, and February 28, 2002. For the three-month periods ended May 31, 2002 and 2001, the discontinued Divx operations had no impact on the net earnings of Circuit City Stores, Inc. Discontinued operations have been segregated on the consolidated statements of cash flows.

11.    Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, “Goodwill and Other Intangible Assets,” effective for fiscal years beginning after December 15, 2001. Under the provisions of SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but instead are subject to annual impairment tests in accordance with the pronouncement. Other intangible assets that are identified to have finite useful lives continue to be amortized in a manner that reflects the estimated decline in the economic value of the intangible asset and are subject to review when events or circumstances arise which indicate impairment. Application of the nonamortization provisions of SFAS No. 142 in the first quarter of fiscal 2003 did not have a material impact on the financial position, results of operations or cash flows of the Company. During fiscal 2003, the Company will perform the first of the required impairment tests of goodwill and indefinite-lived intangible assets, as outlined in the pronouncement. Based on preliminary estimates, as well as ongoing periodic assessments of goodwill, the Company does not expect to recognize any material impairment losses from these tests.

In August 2001, the FASB issued SFAS No. 143, “Accounting For Asset Retirement Obligations.” This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period incurred. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company has not yet determined the impact, if any, of adopting this standard.

CIRCUIT CITY STORES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS —(Continued)

12.    Reclassifications

Certain prior year amounts have been reclassified to conform to the current presentation. Effective in the first quarter of fiscal 2003, Circuit City Stores adopted Emerging Issues Task Force No. 00-14, “Accounting for Certain Sales Incentives,” which provides that sales incentives, such as mail-in rebates, offered to customers should be classified as a reduction of revenue. Previously, the Company recorded these rebates in cost of sales, buying and warehousing. For the quarter ended May 31, 2001, the reclassification of rebates from cost of sales, buying and warehousing to sales decreased sales and cost of sales, buying and warehousing by $11.0 million.

For the quarter ended May 31, 2001, CarMax wholesale sales have been reclassified and reported in net sales and operating revenues. In previous periods, wholesale sales were recorded as reductions to cost of sales. The reclassification of wholesale sales to sales increased sales and cost of sales by $84.5 million for the quarter ended May 31, 2001. An additional reclassification between sales and cost of sales made to conform to the current presentation decreased sales and cost of sales by $2.3 million for the quarter ended May 31, 2001.

ANNEX F

SEPARATION AGREEMENT

THIS SEPARATION AGREEMENT, dated as of May 21, 2002, by and between Circuit City Stores, Inc., a Virginia corporation (“Circuit City Stores”), and CarMax, Inc., a Virginia corporation (“CarMax”);

WHEREAS, CarMax is a direct wholly owned Subsidiary of Circuit City Stores, and the CarMax Subsidiaries are direct or indirect wholly owned Subsidiaries of CarMax;

WHEREAS, Circuit City Stores has filed under the Securities Act with the Securities and Exchange Commission a registration statement on Form S-4 (File No. 333-85240) (as amended, the “Registration Statement”);

WHEREAS, Circuit City Stores will distribute to all Circuit City Stockholders the proxy statement/prospectus (the “Proxy/Prospectus”) included in the Registration Statement soliciting Circuit City Stockholders’ approval, among other things, of a comprehensive plan (including an amendment to the Articles necessary to effect such plan (the “Amendment”)) to separate CarMax from Circuit City Stores so that CarMax would become an independent, separately traded public company (the “Separation”);

WHEREAS, the Separation will be effected by (i) the redemption of all CarMax Group Stock by Circuit City Stores in exchange for shares of common stock, par value $.50 per share, of CarMax, Inc. (the “CarMax Common Stock”) in accordance with paragraph B(5)(b)(i) of Article V of the Articles (the “Redemption”) and (ii) the distribution of CarMax Common Stock as a dividend by Circuit City Stores to all holders of its Circuit City Group Stock (the “Distribution”);

WHEREAS, Circuit City Stores and CarMax wish to provide for certain payments to be made by CarMax to Circuit City Stores in connection with the Separation and for certain relationships to exist between Circuit City Stores and CarMax after the Separation;

WHEREAS, the Board has determined that the Separation will, among other things, allow Circuit City Stores and CarMax to better focus on their respective businesses by (i) alleviating capital restraints currently imposed on CarMax because of its affiliation with Circuit City Stores, (ii) allowing Circuit City Stores and CarMax to establish the most appropriate capital structures for their respective businesses, (iii) allowing Circuit City Stores and CarMax to create appropriate retirement arrangements for the employees of each business and (iv) allowing CarMax to conduct business with the most appropriate vendors;

WHEREAS, the Board has unanimously approved and declared the advisability of this Agreement and the transactions and future actions contemplated hereby, including, without limitation, the Separation, the Redemption, the Distribution and the Amendment;

WHEREAS, it is the intention of Circuit City Stores and CarMax that the Separation be a tax-free transaction under Section 355 of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder;

WHEREAS, Morgan Stanley & Co. Incorporated has rendered to the Board an opinion respecting the fairness from a financial point of view of the Separation to the holders of Circuit City Group Stock and the holders of CarMax Group Stock;

WHEREAS, paragraph B(5)(b)(i) of Article V of the Articles permits the Board at any time at which all of the assets and liabilities attributed to the CarMax Group (and no other assets or liabilities of Circuit City Stores or any subsidiary thereof) are held directly or indirectly by a wholly owned subsidiary of Circuit City Stores, to redeem all of its outstanding CarMax Group Stock in exchange for the number of shares of common stock of such subsidiary equal to the number of such shares to be outstanding immediately following such exchange of shares multiplied by the “Outstanding CarMax Fraction” (as defined in the Articles);

WHEREAS, Circuit City Stores and the Board intend that all of the assets and liabilities of Circuit City Stores and its subsidiaries attributed to the CarMax Group (and no other assets or liabilities of Circuit City Stores or any subsidiary thereof) will be held by CarMax or one of the CarMax Subsidiaries at or prior to the time the Separation is consummated; and

WHEREAS, when the Amendment becomes effective, the CarMax Group Assets and the CarMax Group Liabilities will constitute, pursuant to the Articles, all of the assets and liabilities attributed to the CarMax Group (and no other assets or liabilities of Circuit City Stores or any subsidiary thereof);

NOW, THEREFORE, in consideration of the foregoing and the mutual promises set forth hereinafter, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1     Definitions.

“Affiliate” of any Person shall mean any Person directly or indirectly controlling, controlled by, or under common control with, such Person; provided that, for the purposes of this definition, “control” (including with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or partnership interests, by contract or otherwise.

“Action” shall mean any action, claim (whether or not filed), suit, arbitration, inquiry, demand, proceeding or investigation.

“Agreement” shall mean this Separation Agreement.

“Allocation Policies” shall mean those certain allocation policies adopted by the Board since October 14, 1996 with respect to the Circuit City Group and the CarMax Group.

“Amendment” shall have the meaning given to such term in the recitals of this Agreement.

“Ancillary Contracts” shall mean the Tax Allocation Agreement, the Transition Services Agreement, the Employee Benefits Agreement and the Confidentiality Agreement.

“Articles” shall mean the Amended and Restated Articles of Incorporation of Circuit City Stores, as amended.

“Beneficial Assets” shall have the meaning given to such term in Section 2.8 of this Agreement.

“Board” shall mean the Board of Directors of Circuit City Stores.

“Business Day” shall mean a day other than a Saturday, a Sunday or a day on which banks in New York, New York or Richmond, Virginia are permitted or required to close.

“CarMax” shall have the meaning given to such term in the recitals of this Agreement.

“CarMax Action” shall have the meaning given to such term in Section 8.4(b) of this Agreement.

“CarMax Common Stock” shall have the meaning given to such term in the recitals to this Agreement.

“CarMax Group” shall mean, as of any date (i) all assets and liabilities of Circuit City Stores and its Subsidiaries attributed by the Board to the CarMax Group, (ii) all properties and assets transferred to the CarMax Group from the Circuit City Group pursuant to transactions in the ordinary course of business of the Circuit City Group and the CarMax Group or otherwise as the Board may have directed as permitted by the Articles and (iii) the interest of Circuit City Stores or any of its Subsidiaries in any business or asset acquired and any liabilities assumed by Circuit City Stores or any of its Subsidiaries outside of the ordinary course of business and attributed to the CarMax Group, as determined by the Board.

“CarMax Group Assets” shall mean all of the following assets of Circuit City Stores and its Subsidiaries: (i) all assets held by CarMax or one of the CarMax Subsidiaries on the date hereof which are assets of the CarMax Group under clauses (i), (ii), (iii), (iv) or (v) of paragraph B(7)(a) of Article V of the Articles; (ii) to the extent not included in other clauses of this definition, all assets attributed or transferred after the date hereof and on or before the Redemption Date, to the CarMax Group pursuant to action of the Board under paragraph B(7)(a) of Article V of the Articles; and (iii) to the extent not included in other clauses of this definition, any asset or assets arising after the Redemption Date that would have been attributed or transferred to the CarMax Group in accordance with paragraph B(7)(a) of Article V of the Articles had such asset or assets arisen prior to the Redemption Date; with such changes to the assets described in the clauses of this definition (including additions and subtractions) as are contemplated by this Agreement or otherwise shall have occurred or shall occur in the ordinary course of the business of the CarMax Group after the date hereof.

“CarMax Group Liabilities” shall mean all of the following liabilities of Circuit City Stores and its Subsidiaries: (i) liabilities held by CarMax or one of the CarMax Subsidiaries on the date hereof which are liabilities of the CarMax Group under clauses (i), (ii) or (v) of paragraph B(7)(a) of Article V of the Articles; (ii) to the extent not included in other clauses of this definition, all liabilities attributed, after the date hereof and on or prior to the Redemption Date, to the CarMax Group pursuant to action of the Board under paragraph B(7)(a) of Article V of the Articles; and (iii) to the extent not included in the other clauses of this definition, any liability or liabilities arising after the Redemption Date that would have been attributed or transferred to the CarMax Group in accordance with paragraph B(7)(a) of Article V of the Articles had such liability or liabilities arisen prior to the Redemption Date; with such changes to the liabilities described in the clauses of this definition (including additions and subtractions) as are contemplated by this Agreement or otherwise shall have occurred or shall occur in the ordinary course of the business of the CarMax Group after the date hereof.

“CarMax Group Stock” shall mean Circuit City Stores, Inc.–CarMax Group Common Stock, par value $.50 per share.

“CarMax Subsidiaries” shall mean all of the Subsidiaries of CarMax, which Subsidiaries are listed on Schedule 1.1 hereto.

“Circuit City Action” shall have the meaning given to such term in Section 8.4(a) of this Agreement.

“Circuit City Group” shall mean, as of any date (i) the interest of Circuit City Stores or any of its Subsidiaries on such date in all of the assets, liabilities and businesses of Circuit City Stores or any of its Subsidiaries (and any successor companies), other than any assets, liabilities and businesses attributed in accordance with the Articles to the CarMax Group, (ii) all properties and assets transferred to the Circuit City Group from the CarMax Group pursuant to transactions in the ordinary course of business of both the Circuit

City Group and the CarMax Group or otherwise as the Board may have directed as permitted by the Articles and (iii) the interest of Circuit City Stores or any of its Subsidiaries in any business or asset acquired and any liabilities assumed by Circuit City Stores or any of its Subsidiaries outside of the ordinary course of business and attributed to the Circuit City Group, as determined by the Board.

“Circuit City Group Stock” shall mean Circuit City Stores, Inc.–Circuit City Group Common Stock, par value $.50 per share.

“Circuit City Indemnified Persons” shall have the meaning given to such term in Section 4.1 of this Agreement.

“Circuit City Stockholders” shall mean, collectively, the holders of the Circuit City Group Stock and the holders of the CarMax Group Stock.

“Circuit City Stores” shall have the meaning given to such term in the recitals of this Agreement.

“Circuit City Stores Information” shall mean (i) all information contained in the Proxy/Prospectus under the captions “Circuit City Stores, Inc. Selected Historical Consolidated Financial Information,” “Circuit City Group Selected Historical Financial Information,” “Circuit City Stores, Inc. Selected Unaudited Pro Forma Consolidated Financial Information,” “Risk Factors—Risk Factors Relating to the Circuit City Business,” “Information about Circuit City Stores after the Separation” and (ii) all information not explicitly relating to CarMax or to the CarMax Group contained in the Proxy/Prospectus under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Circuit City Stores, Inc.,” “Special Note Regarding Forward-Looking Statements” and “Annex E—Circuit City Stores, Inc. Historical Consolidated Financial Statements.”

“Circuit City Subsidiaries” shall mean the Subsidiaries of Circuit City Stores other than CarMax and the CarMax Subsidiaries.

“Closing” shall have the meaning given to such term in Section 9.1 of this Agreement.

“Closing Intercompany Amount” shall have the meaning given to such term in Section 2.6(b) of this Agreement.

“Confidentiality Agreement” shall have the meaning given to such term in Section 7.2 of this Agreement.

“Corporate Contract” shall have the meaning given to such term in Section 8.1 of this Agreement.

“Deeds and Assignments” shall have the meaning given to such term in Section 2.3 hereof.

“Dispute” shall have the meaning given to such term in Section 10.1(a) hereof.

“Dispute Notice” shall have the meaning given to such term in Section 10.1(a) hereof.

“Distribution” shall have the meaning given to such term in the recitals of this Agreement.

“Effective Date” shall have the meaning given to such term in Section 2.1 of this Agreement.

“Employee Benefits Agreement” shall have the meaning given to such term in Section 6.1.

“Excluded Liabilities” shall have the meaning given to such term in Section 2.4 hereof.

“Fairness Opinion” shall have the meaning given to such term in the recitals of this Agreement.

“Final Intercompany Amount” shall have the meaning given to such term in Section 2.6(d) of this Agreement.

“Governmental Authority” shall mean any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States or any domestic or foreign state, county, city or other political subdivision.

“Indemnified Party” shall have the meaning given to such term in Section 4.4(b) of this Agreement.

“Indemnifying Party” shall have the meaning given to such term in Section 4.4(b) of this Agreement.

“Instruments of Assumption” shall have the meaning given to such term in Section 2.5 hereof.

“Insurance Administration” shall mean, with respect to each Joint Insurance Arrangement, (i) the accounting for premiums, retrospectively rated premiums, defense costs, indemnity payments, deductibles and retentions, as appropriate under the terms and conditions of each of the Joint Insurance Arrangements, (ii) the reporting to Insurers of any losses or claims that may cause the per occurrence, per claim or aggregate limits of any Joint Insurance Arrangement to be exceeded and (iii) the processing of claims made under the Joint Insurance Arrangements, including, without limitation, the reporting of claims to the Insurers’ management and defense of claims and providing for appropriate releases upon settlement of claims.

“Insurance Arrangements” shall mean insurance policies and insurance contracts of any kind (other than insurance policies and insurance contracts which are employee benefit plans or as provided by the Employee Benefits Agreement), including, without limitation, primary and excess policies, commercial general liability policies, automobile policies, product liability policies, directors’ and officers’ liability policies, fiduciary liability policies, workers’ compensation policies, and self-insurance programs and captive insurance company arrangements, together with the rights, benefits and privileges thereunder.

“Insurance Proceeds” shall mean those monies received by an insured from an Insurer or paid by an Insurer on behalf of an insured, in either case net of any applicable premium adjustment, retrospectively rated premium, deductible, retention or cost of reserve paid or held by or for the benefit of such insured.

“Insured Claims” shall mean those liabilities which, individually or in the aggregate, are covered within the terms and conditions of any of the Joint Insurance Arrangements, whether or not subject to deductibles, co-insurance, uncollectability or retrospectively rated premium adjustments.

“Insurer” shall mean a third party insurance carrier.

“Intellectual Property” shall mean all patents, trademarks, trade names, service marks, copyrights together with any registrations and applications therefor, Internet domain names, net lists, schematics, inventories, technology, trade secrets, source codes, know-how, computer software programs or applications, including, without limitation, all object and source codes and tangible or intangible proprietary information or material.

“Intercompany Amount” shall have the meaning given to such term in Section 2.6(a) of this Agreement.

“Joint Insurance Arrangements” shall mean the Insurance Arrangements of Circuit City Stores or any of its Subsidiaries existing at the Redemption Date and/or prior thereto that are owned or maintained by or on behalf of Circuit City Stores or any of its Subsidiaries and that relate to both (a) the Circuit City Group and/or any of the assets or liabilities thereof and (b) the CarMax Group and/or any of the CarMax Group Assets or any of the CarMax Group Liabilities.

“Liability” shall mean any liability, whether absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, and whether or not the same that is or would properly be reflected on a balance sheet of Circuit City Stores or the Circuit City Group or the CarMax Group, or the notes thereto, including all costs and expenses relating thereto.

“Losses” shall have the meaning given to such term in Section 4.1 of this Agreement.

“Notice of Redemption” shall mean the Notice of Redemption to be sent to holders of CarMax Group Stock pursuant to paragraph B(5)(d)(vi) of Article V of the Articles.

“Person” shall mean and include an association, an individual, a partnership, a joint venture, a joint stock company, a corporation, a trust, an unincorporated organization, a limited liability company, a group, a government or other department or agency thereof and any other entity.

“Property Rights” shall have the meaning given to such term in Section 8.2(b) of this Agreement.

“Proxy/Prospectus” shall have the meaning given to such term in the recitals of this Agreement.

“Real Property” shall have the meaning given to such term in Section 2.2(a) of this Agreement.

“Real Property Rights” shall have the meaning given to such term in Section 8.2(a) of this Agreement.

“Redemption” shall have the meaning given to such term in the recitals of this Agreement.

“Redemption Date” shall mean the date on which the Redemption occurs.

“Registration Statement” shall have the meaning given to such term in the recitals of this Agreement.

“Released Parties” shall have the meaning given such term in Section 3.1 of this Agreement.

“Response” shall have the meaning given to such term in Section 10.1(a) hereof.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the Rules and Regulations promulgated thereunder.

“Senior Party Representative” shall have the meaning given to such term in Section 10.1(a) hereof.

“Separation” shall have the meaning given to such term in the recitals of this Agreement.

“Special Dividend” shall have the meaning given to such term in Section 8.6 of this Agreement.

“Spincos” shall mean CarMax and the CarMax Subsidiaries.

“Spinco Indemnified Persons” shall have the meaning given to such term in Section 4.2 of this Agreement.

“Subsidiary” shall mean, with respect to any Person, (x) any partnership of which such Person or any of its subsidiaries is a general partner or (y) any other entity in which such Person or any of its subsidiaries owns or has the power to vote more than 50% of the equity interests in such entity having general voting power to participate in the election of the governing body of such entity.

“Tax” shall mean all Federal, state, local and foreign tax or taxes, and other assessments of a similar nature (whether imposed directly or through a withholding), including any interest, additions to tax or penalties applicable thereto.

“Tax Allocation Agreement” shall have the meaning given to such term in Section 8.7.

“Transition Services Agreement” shall have the meaning given to such term in Section 8.8.

“Transaction Liabilities” shall have the meaning given to such term in Section 4.1(b) of this Agreement.

ARTICLE II

TRANSFER OF ASSETS AND LIABILITIES

Section 2.1     Effective Date.     This Agreement shall become effective upon the date that the Proxy/Prospectus is first mailed to Circuit City Stockholders (the “Effective Date”).

Section 2.2     CarMax Group Assets to Be Contributed to Spincos on or Prior to the Redemption Date.     On or prior to the Redemption Date, Circuit City Stores will, or will cause the Circuit City Subsidiaries to, transfer, convey, assign and deliver to one of the Spincos designated by CarMax any remaining CarMax Group Assets held by Circuit City Stores or any Circuit City Subsidiary, including, without limitation:

(a)	all interests in real property set forth on Schedule 2.2(a) (the “Real Property”);

(b)	all interests in Intellectual Property set forth on Schedule 2.2(b) hereto.

Notwithstanding the foregoing, the CarMax Group Assets shall not include any assets attributed to the Circuit City Group; and on or prior to the Redemption Date, CarMax will, or will cause the CarMax Subsidiaries to, transfer, convey, assign and deliver to Circuit City Stores or one of the Circuit City Subsidiaries designated by Circuit City Stores any assets held by any of the Spincos that are not CarMax Group Assets (other than rights under this Agreement and the Ancillary Contracts).

Section 2.3     Instruments of Conveyance.    Any conveyance of CarMax Group Assets pursuant to this Agreement shall be effected by the execution and delivery by Circuit City Stores or the applicable Circuit City Subsidiary to CarMax or the applicable CarMax Subsidiary of (i) one or more appropriate deeds conveying all of Circuit City Stores’ or the applicable Circuit City Subsidiary’s right, title and interest in and to all applicable Real Property, (ii) one or more appropriate bills of sale or assignments evidencing the assignment of all personal property included in the applicable CarMax Group Assets, including Intellectual Property; and (iii) such other documents as shall be reasonably necessary or appropriate to vest in or confirm to CarMax or the applicable CarMax Subsidiary title to such conveyed CarMax Group Assets (collectively, the “Deeds and Assignments”).

Section 2.4    CarMax Group Liabilities to Be Assumed by Spincos on or Prior to the Redemption Date.    On or prior to the Redemption Date, CarMax or another Spinco designated by CarMax will assume, upon the terms and subject to the conditions set forth herein, or agree to perform or satisfy, any remaining CarMax Group Liabilities not previously assumed by, or an obligation of, a Spinco, including, without limitation:

(a)
any and all liabilities arising out of or that are expressly contemplated by this Agreement or any Ancillary Contract as liabilities to be assumed by a Spinco, and all agreements, obligations and liabilities of such Spinco under this Agreement or any of the Ancillary Contracts; and

(b)	any third-party fees and expenses arising out of or relating to this Agreement or the Ancillary Contracts (or the transactions contemplated thereby).

Notwithstanding the foregoing, the CarMax Group Liabilities shall not include (i) any liability attributed to the Circuit City Group, (ii) any third-party fees and expenses allocated to Circuit City Stores by this Agreement or the Ancillary Contracts, (iii) any liability resulting from claims by the holders of Circuit City Group Stock or the creditors of Circuit City Stores based on the transactions contemplated by this Agreement or the Ancillary

Contracts (or the transactions contemplated thereby) or (iv) any indebtedness for borrowed money of Circuit City Stores or any of the Circuit City Subsidiaries to a third party except to the extent reflected in the calculation of the Intercompany Amount (collectively, the “Excluded Liabilities”); and on or prior to the Redemption Date, Circuit City Stores will, or will cause the Circuit City Subsidiaries to, assume, or agree to perform and satisfy, any liabilities held by any of the Spincos that are not CarMax Group Liabilities (other than obligations under this Agreement and the Ancillary Contracts).

Section 2.5    Instruments of Assumption.    Any assumption by any of the Spincos of CarMax Group Liabilities pursuant to this Agreement shall be effected by the execution and the delivery to Circuit City Stores or the applicable Circuit City Subsidiary by such Spinco of one or more instruments of assumption and such other documents as shall be reasonably necessary or appropriate to evidence the assumption by such Spinco of such CarMax Group Liabilities (collectively, the “Instruments of Assumption”).

Section 2.6    Resolution of Intercompany Amount.

(a)
For purposes of this Agreement, the term “Intercompany Amount” shall mean, as of the end of any fiscal month of Circuit City Stores, the difference between (i) the sum of (A) the aggregate amount of indebtedness of Circuit City Stores and the Circuit City Subsidiaries attributed to the CarMax Group that is reflected as a liability of the CarMax Group in the most recent publicly filed financial statements of Circuit City Stores and its Subsidiaries or (to the extent changed or arising thereafter) would be so reflected in a subsequent filing of such financial statements as determined in accordance with the Allocation Policies applied consistently with past practices but that is not otherwise assumed by one of the Spincos as part of the CarMax Group Liabilities (as of the end of the prior fiscal month) and (B) any items which increase the liabilities of the CarMax Group in the intergroup accounts identified on Schedule 2.6 hereto since the end of such prior fiscal month minus (ii) any items which decrease the liabilities of the CarMax Group in the intergroup accounts identified on Schedule 2.6 hereto since the end of such prior fiscal month.

(b)
Not less than five Business Days prior to the then scheduled Redemption Date, Circuit City Stores shall deliver to CarMax its good faith determination of the Intercompany Amount as of the end of the immediately preceding fiscal month (such amount, the “Closing Intercompany Amount”), together with the calculation of the Closing Intercompany Amount and all necessary supporting documentation.

(c)	Immediately prior to the Redemption, CarMax shall pay to Circuit City Stores an aggregate amount in cash equal to the Closing Intercompany Amount.

(d)
As soon as practicable, but in no event later than 30 days following the Redemption Date, Circuit City Stores shall, on a basis consistent with past practice and the calculation of the Closing Intercompany Amount, prepare and deliver to CarMax an itemized calculation of the Intercompany Amount as of the Redemption Date (as finally determined pursuant to this paragraph, the “Final Intercompany Amount”). Following the determination of the Final Intercompany Amount, Circuit City Stores shall provide CarMax and its authorized representatives with full access to the books and records of Circuit City Stores necessary to review the calculation of the Final Intercompany Amount and cooperate fully with CarMax’s authorized representatives in connection with such review. If CarMax objects to Circuit City Stores’ calculation of the Final Intercompany Amount, it shall provide a detailed analysis of any such objection(s) on or prior to the 30th day following the delivery by Circuit City Stores of its determination of the Final Intercompany Amount (in which case any such disputes shall be resolved in the manner contemplated by Section 10.1 hereof). If CarMax does not object to Circuit City Stores’ calculation of the Final Intercompany Amount within such 30-day period, then Circuit City Stores’ calculation of the Final Intercompany Amount shall be final and binding on the parties for the purposes hereunder.

(e)	In the event that the Final Intercompany Amount is less than the Closing Intercompany Amount, then Circuit City Stores shall pay to CarMax an amount in cash equal to the amount of any such difference within five Business Days of the time that such determination becomes final pursuant to paragraph (d) above and Section 10.1. In the event that the Final Intercompany Amount is greater than the Closing Intercompany Amount, then CarMax shall pay to Circuit City Stores an amount in cash equal to the amount of any such difference within five Business Days of the time that such determination becomes final pursuant to paragraph (d) above and Section 10.1. Any payment made pursuant to this paragraph (e) shall be accompanied by interest at the prime rate as announced from time to time by Citibank N.A., accrued from the Redemption Date.

Section 2.7    Further Assurances.

(a)
In addition to the actions specifically provided for elsewhere in this Agreement, each of the parties hereto shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by this Agreement. Without limiting the foregoing, each party hereto shall cooperate with the other party, and execute and deliver, or use commercially reasonable efforts to cause to be executed and delivered, all instruments, including instruments of conveyance, assignment, transfer and assumption, and to make all filings with, and to obtain all consents, approvals or authorizations of, any governmental or regulatory authority or any other Person under any permit, license, agreement, indenture or other instrument, and take all such other actions as such party may reasonably be requested to take by the other party hereto from time to time, consistent with the terms of this Agreement and the Ancillary Contracts, in order to effectuate the provisions and purposes of this Agreement and the transfers of assets and assumptions of liabilities and the other transactions contemplated hereby.

(b)
If any transfer of assets or assumption of liabilities contemplated by this Agreement is not consummated prior to or at the time of Redemption, then the party hereto retaining such asset or liability shall continue to take the actions required by this Section 2.7 to consummate and make effective such transfer as soon as commercially practicable after the Redemption Date and, in the case of assets, shall use its commercially reasonable efforts to preserve the value of such assets until the time of transfer. If and when any such asset or liability becomes transferable, such transfer shall be effected forthwith. The parties hereto agree that, no later than the Redemption Date, each party hereto shall be deemed to have acquired complete and sole beneficial ownership to all of the assets, together with all rights, powers and privileges incident thereto, and shall be deemed to have assumed in accordance with the terms of this Agreement and the Ancillary Contracts all of the liabilities, and all duties, obligations and responsibilities incident thereto, that such party is entitled or required to hold or assume pursuant to this Agreement.

(c)
If subsequent to the Redemption Date, Circuit City Stores shall either (i) receive written notice from CarMax or (ii) determine that certain specified assets of Circuit City Stores or a Circuit City Subsidiary that properly constitute CarMax Group Assets were not transferred to a Spinco on or prior to the Redemption Date, then, as soon as commercially practicable thereafter, Circuit City Stores shall transfer and deliver, or shall cause the applicable Circuit City Subsidiary to transfer and deliver, any and all of such assets to the applicable Spinco without the payment by such Spinco of any consideration therefor. If subsequent to the Redemption Date, CarMax shall either (i) receive written notice from Circuit City Stores or (ii) determine that certain specified assets of CarMax or a Spinco that do not properly constitute CarMax Group Assets were transferred to or held by a Spinco on or prior to the Redemption Date, then as soon as commercially practicable thereafter, CarMax shall transfer and deliver, or shall cause such Spinco to transfer and deliver, any and all of such assets to Circuit City Stores or the Circuit City Subsidiary designated by Circuit City Stores without the payment by Circuit City Stores or such Circuit City Subsidiary of any consideration therefor.

(d)
If subsequent to the Redemption Date, Circuit City Stores shall either (i) receive written notice from CarMax or (ii) determine that certain specified liabilities of Circuit City Stores or a Circuit City Subsidiary that properly constitute CarMax Group Liabilities were not assumed by a Spinco on or prior to the Redemption Date, then, as soon as commercially practicable thereafter, Circuit City Stores shall permit, or shall cause the applicable Circuit City Subsidiary to permit, a Spinco to assume (and such Spinco as soon as commercially practicable shall assume) such liabilities without payment by Circuit City or any Circuit City Subsidiary of any consideration for such assumption. If subsequent to the Redemption Date, CarMax shall either (i) receive written notice from Circuit City Stores or (ii) determine that certain specified liabilities of a Spinco that do not properly constitute CarMax Group Liabilities were assumed by a Spinco on or prior to the Redemption Date, then, as soon as commercially practicable thereafter, CarMax shall permit, or shall cause the applicable CarMax Subsidiary to permit, Circuit City Stores or a Circuit City Subsidiary to assume (and Circuit City Stores or such Circuit City Subsidiary as soon as commercially practicable shall assume) such liabilities without the payment by any Spinco of any consideration for such assumption.

(e)
Any disagreement regarding whether or not any asset or liability was or should have been a CarMax Group Asset or CarMax Group Liability shall be resolved in accordance with the provisions of Section 10.1.

(f)
Circuit City Stores will cooperate with CarMax and its advisers in calculating the current and accumulated earnings and profits of the Spincos and in making estimates of such amount as of the Redemption Date. Not less than five Business Days prior to the Redemption Date, Circuit City Stores shall deliver to CarMax combined trial balances for the CarMax Group (including supporting schedules that combine the separate trial balances of each Spinco, together with any other adjustments, that are used in arriving at such CarMax Group combined trial balances) which shall reflect the results of the CarMax Group from the start of the current fiscal year through the end of the second to last full month immediately preceding the Redemption Date. Such combined trial balances shall be prepared consistently with the past practices of the CarMax Group and shall also be adjusted to take into account transactions that are expected to occur on or before the Redemption Date.

Section 2.8    Unassignable Assets.     Notwithstanding anything in this Agreement to the contrary, neither this Agreement nor any of the Deeds and Assignments shall constitute an agreement to assign any CarMax Group Asset without the consent of another Person if an assignment or attempted assignment thereof without the consent of such Person would constitute a breach thereof or in any way impair the rights thereunder. If any such consent is not obtained or if an attempted assignment thereof would be ineffective or would impair any party’s rights with respect to such CarMax Group Asset so that a Spinco would not receive all such rights, then Circuit City Stores and CarMax will cooperate in commercially reasonable arrangements to provide or cause to be provided to the Spincos the benefits of any such CarMax Group Asset (the “Beneficial Assets”), subject to the burdens thereof. In addition, Circuit City Stores shall take such other actions as may be reasonably requested by CarMax in order to place the Spincos, insofar as reasonably possible, in the same position as if such Beneficial Asset had been transferred as contemplated hereby, so that all the benefits and burdens relating thereto shall inure to the Spincos. If and when any such consents and approvals are obtained, the transfer of the applicable Beneficial Asset shall be promptly effected in accordance with the terms of this Agreement.

ARTICLE III

MUTUAL RELEASE; LIMITED REPRESENTATIONS AND WARRANTIES

Section 3.1    Mutual Release.     From and after the Redemption Date, CarMax, on the one hand, and Circuit City Stores, on the other hand, releases and forever discharges the other and its Subsidiaries and each of their respective officers, directors, agents, Affiliates, record and beneficial security holders (including, without limitation, trustees and beneficiaries of trusts holding such securities), advisors and representatives and their respective successors and assigns (collectively “Released Parties”), of and from all debts, demands, actions, causes of action, suits, accounts, covenants, contracts, agreements, damages, claims and liabilities whatsoever of every name and nature, both in law and in equity, which the releasing party has or ever had, which arise out of or relate to, in whole or in part, events, circumstances or actions, whether known or unknown, taken by such other party occurring or failing to occur or any conditions existing on or prior to the Redemption Date, but only to the extent any of the foregoing have been resolved in accordance with the Allocation Policies prior to the Redemption Date; provided, however, that the foregoing general release shall not apply to (a) any CarMax Group Liabilities, any liabilities attributed to the Circuit City Group or any liabilities or obligations under the Ancillary Contracts; (b) any party’s rights to enforce this Agreement or any of the instruments delivered pursuant to this Agreement; and (c) any liability the release of which would result in the release of any Person other than a Released Party (provided that the parties agree not to bring suit or permit any of their Affiliates to bring suit against any Released Party with respect to any liability to the extent such Released Party would be released with respect to such liability by this Section 3.1 but for this clause (c). The parties hereto acknowledge that the foregoing general release shall not apply to any liabilities or obligations assigned by the parties to third parties prior to the Redemption Date. In addition, each of the parties hereto separately acknowledges, and shall be deemed by operation of this Section 3.1 to have acknowledged, that the foregoing mutual release was separately bargained for and a key element of the transaction of which this mutual release is a part, and expressly waives (i) the benefits of the provisions of Section 1542 of the California Civil Code, which provides that “A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor” and (ii) the benefits of any similar, comparable or equivalent law, statute, regulation or legal principle of any other jurisdiction.

Section 3.2    Waiver of Conflict.    The parties acknowledge that each of the Spincos, on the one hand, and Circuit City Stores and the Circuit City Subsidiaries, on the other hand, are both currently represented by members of Circuit City Stores’ legal department and Circuit City Stores’ outside counsel. Each of CarMax (on behalf of the Spincos), on the one hand, and Circuit City Stores (on behalf of itself and the Circuit City Subsidiaries), on the other hand, waives any conflict with respect to such common representation that may arise before, at or after the Closing Date.

Section 3.3    Limited Representations and Warranties.    CarMax agrees and acknowledges that neither Circuit City Stores nor any of the Circuit City Subsidiaries nor any of their respective Affiliates is, in this Agreement or in any other agreement or document, making any representation or warranty to the Spincos as to any aspect of the CarMax Group, the CarMax Group Assets or the CarMax Group Liabilities or as to any consents or approvals required in connection with the consummation of the transactions contemplated by this Agreement, it being understood and agreed that each of the Spincos shall take the CarMax Group Assets, and shall assume, perform and discharge the CarMax Group Liabilities, on an “AS IS, WHERE IS” basis. The Spincos shall bear the economic and legal risk that any conveyance of CarMax Group Assets contemplated hereby shall be insufficient to convey anything more than all of Circuit City Stores’ or the applicable Circuit City Subsidiary’s right, title and interest to the applicable CarMax Group Assets.

ARTICLE IV

INDEMNIFICATION

Section 4.1    Indemnification by Spincos.    From and after the Redemption Date, CarMax shall indemnify and hold harmless, and shall cause the other Spincos to indemnify and hold harmless, Circuit City Stores and the Circuit City Subsidiaries and their respective officers, directors, agents, Affiliates, record and beneficial security holders (including, without limitation, trustees and beneficiaries of trusts holding such securities), advisors and representatives (the “Circuit City Indemnified Persons”) and their respective successors and assigns against any and all claims, debts, obligations, damages, losses, liabilities (whether absolute, accrued, contingent, fixed or otherwise, or whether known or unknown, or due or to become due or otherwise), fines, fees, penalties, deficiencies, costs and expenses (including, without limitation, amounts paid in settlement and any reasonable legal, expert, accounting or other expenses for investigating or defending any actions or threatened actions) (collectively, “Losses”) incurred by the Circuit City Indemnified Persons arising out of, relating to, due to, or in connection with, directly or indirectly:

(a)	any breach of any covenant, agreement or obligation of any Spinco contained in this Agreement or any of the Ancillary Contracts or in the Deeds and Assignments or the Instruments of Assumption;

(b)
any and all liabilities arising out of or relating to the Separation, the Redemption, the Distribution and/or the Proxy/Prospectus (other than the Circuit City Stores Information) (together, the “Transaction Liabilities”) (in addition to any indemnification provided for in Section 4.1(a) above, and to the extent not arising out of or relating to a Circuit City Indemnified Person’s failure to perform its obligations arising out of or relating thereto); or

(c)	any failure to perform or satisfy any of the CarMax Group Liabilities by any of the Spincos.

Section 4.2    Indemnification by Circuit City Stores and the Circuit City Subsidiaries.    Subject to Section 4.3, from and after the Redemption Date, Circuit City Stores shall indemnify and hold harmless, and shall cause the Circuit City Subsidiaries to indemnify and hold harmless, each Spinco and their respective officers, directors, agents, Affiliates, record and beneficial security holders (including, without limitation, trustees and beneficiaries of trusts holding such securities), advisors and representatives (the “Spinco Indemnified Persons”) and their respective successors and assigns against any and all Losses incurred by the Spinco Indemnified Persons arising out of, relating to, due to, or in connection with, directly or indirectly:

(a)
any breach of any covenant, agreement or obligation of Circuit City Stores or a Circuit City Subsidiary contained in this Agreement or any of the Ancillary Contracts or in the Deeds and Assignments or the Instruments of Assumption;

(b)	any and all liabilities arising out of or relating to the Circuit City Stores Information; or

(c)	any failure to perform or satisfy any liabilities attributed to the Circuit City Group (including any Excluded Liabilities).

Section 4.3    Other Liabilities.    This Article IV shall not be applicable to:

(a)	any matters covered by the Tax Allocation Agreement, which matters shall be governed by such agreement;

(b)	any matters covered by the Employee Benefits Agreement, which matters shall be governed by such agreement; or

(c)
any Losses relating to, arising out of or due to any breach of the provisions of any other contract between or among Circuit City Stores or any of its Subsidiaries (other than the Spincos), on the one hand, and any of the Spincos, on the other hand, which shall be governed by the terms of such other contract.

Section 4.4    Indemnification Procedure.

(a)
In the event an Indemnified Party shall claim a right to payment pursuant to this Agreement, such Indemnified Party shall send written notice of such claim to the appropriate Indemnifying Party. Such notice shall specify the basis for such claim. As promptly as possible after the Indemnified Party has given such notice, such Indemnified Party and the appropriate Indemnifying Party shall establish the merits and amount of such claim but in no event later than 30 days after receipt of such notice and, within five business days of the final determination of the merits and amount of such claim, the Indemnifying Party shall deliver to the Indemnified Party immediately available funds in an amount equal to such claim as determined hereunder.

(b)
Promptly after receipt by a Circuit City Indemnified Person or a Spinco Indemnified Person (in each case, an “Indemnified Party”) of notice by a third party of any complaint or the commencement of any action or proceeding with respect to which indemnification is being sought hereunder, such Indemnified Party shall notify Circuit City Stores, if the Indemnified Party is a Spinco Indemnified Person, or CarMax, if the Indemnified Party is a Circuit City Indemnified Person (the “Indemnifying Party”), of such complaint or of the commencement of such action or proceeding; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from liability for such claim arising under this Agreement or otherwise, unless the Indemnifying Party is materially prejudiced by such failure to so notify. The Indemnifying Party shall have the right, upon written notice to the Indemnified Party, to assume the defense of such action or proceeding, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the fees and disbursements of such counsel. In the event, however, that the Indemnifying Party declines or fails to assume the defense of the action or proceeding or to employ counsel reasonably satisfactory to the Indemnified Party, in either case in a timely manner, then such Indemnified Party may employ counsel to represent or defend it in any such action or proceeding and the Indemnifying Party shall pay the reasonable fees and disbursements of such counsel as incurred; provided, however, that the Indemnifying Party shall not be required to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any jurisdiction in any single action or proceeding. In any action or proceeding with respect to which indemnification is being sought hereunder, the Indemnified Party or the Indemnifying Party, whichever is not assuming the defense of such action, shall have the right to participate in such litigation and to retain its own counsel at such party’s own expense. The Indemnifying Party or the Indemnified Party, as the case may be, shall at all times use reasonable efforts to keep the Indemnifying Party or the Indemnified Party, as the case may be, reasonably apprised of the status of the defense of any action, the defense of which it is maintaining and to cooperate in good faith with the Indemnifying Party or the Indemnified Party, as the case may be, with respect to the defense of any such action.

(c)
No Indemnified Party may settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Indemnifying Party, unless such settlement, compromise or consent (i) includes an unconditional release of the Indemnifying Party from all liability arising out of such claim, (ii) does not contain an admission of guilt and (iii) does not require the Indemnifying Party to make or forego any payment or forego or take any action. An Indemnifying Party may not, without the prior written consent of the Indemnified Party, settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder unless such settlement, compromise or consent (i) includes an unconditional release of the Indemnified Party from all liability arising out of such claim, (ii) requires no payment by the Indemnified Party and (iii) does not contain any equitable order, judgment or term which in any manner affects, restrains or interferes with the business of the Indemnified Party or any of the Indemnified Party’s respective Affiliates and does not contain an admission of guilt.

(d)
The amount of any Loss for which indemnification is provided under this Article IV shall be (i) increased to take account of any net Tax cost incurred by the Indemnified Party arising from the receipt or accrual of an indemnity payment hereunder (grossed up for such increase) and (ii) reduced to take into account any net Tax benefit realized by the Indemnified Party arising from incurring or paying such Loss. In computing the amount of any such Tax cost or Tax benefit, the Indemnified Party shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt or accrual of any indemnity payment hereunder or incurring or paying any indemnified Loss. Any indemnity payment hereunder shall initially be made without regard to this Section 4.4(d) and shall be increased or reduced to reflect any such net Tax cost or net Tax benefit only after the Indemnified Party has actually realized such cost or benefit. For purposes of this Agreement, an Indemnified Party shall be deemed to have “actually realized” a net Tax cost or a net Tax benefit to the extent that, and at such time as, the amount of Taxes payable by such Indemnified Party is increased above or reduced below, as the case may be, the amount of Taxes that such Indemnified Party would be required to pay but for the receipt or accrual of such indemnity payment of the incurrence or payment of such Loss, as the case may be. The amount of any increase or reduction hereunder shall be adjusted to reflect any final determination with respect to the Indemnified Party’s liability for Taxes, and payments between the Indemnifying Party and the Indemnified Party shall be made to reflect such adjustments if necessary. Any indemnity payment made pursuant to this Article IV shall relate back to the Redemption and shall for tax purposes be treated by the parties as occurring immediately before the Redemption.

(e)
The amount which an Indemnifying Party is required to pay to any Indemnified Party under this Article IV shall be reduced, including retroactively, by any insurance proceeds or other amounts actually recovered by such Indemnified Party in reduction of the related Loss, it being understood and agreed that each such party shall use commercially reasonable efforts to collect any such proceeds or other amounts to which it or any of its Affiliates may be entitled, without regard to whether it is the Indemnifying Party hereunder. No Indemnified Party shall be required, however, to collect any such proceeds or other amounts prior to being entitled to indemnification from an Indemnifying Party hereunder. If any Indemnified Party received an indemnity payment in respect of a Loss and subsequently receives insurance proceeds or other amounts in respect of such Loss, then the Indemnified Party shall pay to the Indemnifying Party an amount equal to the difference between (a) the sum of the amount of the indemnity payment and the amount of such proceeds or other amounts actually received and (b) the amount of such Loss, adjusted (at such time as appropriate adjustment can be determined) in each case to reflect any premium adjustment attributable to such claim.

ARTICLE V

INSURANCE MATTERS

Section 5.1    Joint Insurance Arrangements.    Other than as set forth on Schedule 5.1, as of the Redemption Date, all of the Joint Insurance Arrangements shall be discontinued and each of Circuit City Stores and the Circuit City Subsidiaries, on the one hand, and the Spincos, on the other hand, shall be responsible for arranging separate Insurance Arrangements with respect to injuries, losses, liabilities, damages and expenses arising after the Redemption Date with respect to their respective businesses. At the Redemption Date, all prepaid and unused premiums with respect to each discontinued Joint Insurance Arrangement shall be allocated to Circuit City Stores and the Circuit City Subsidiaries, on the one hand, and the Spincos, on the other hand, in the same ratio in which such premiums were allocated by Circuit City Stores to the Circuit City Group and to the CarMax Group prior to the Redemption Date. Following the Redemption Date, any refunds received by the parties with respect to a discontinued Joint Insurance Arrangement shall be allocated to Circuit City Stores and the Circuit City Subsidiaries, on the one hand, and the Spincos, on the other hand, in the same ratio in which premiums payable with respect to such discontinued Joint Insurance Arrangement were allocated by Circuit City Stores to the Circuit City Group and to the CarMax Group prior to the Redemption Date. To the extent any party receives any such refund, the party receiving such refund shall promptly transfer to the other party the portion of such refund to which such other party is entitled. Following the Redemption Date, each of Circuit City Stores and the Circuit City Subsidiaries, on the one hand, and the Spincos, on the other hand, shall pay the premiums on any continuing Joint Insurance Arrangements as set forth on Schedule 5.1.

Section 5.2    Administration; Other Matters.

(a)
From and after the Redemption Date, Circuit City Stores shall be responsible for Insurance Administration under the Joint Insurance Arrangements with respect to all liabilities other than the CarMax Group Liabilities and the Spincos shall be responsible for Insurance Administration under the Joint Insurance Arrangements with respect to the CarMax Group Liabilities. The disbursements, out-of-pocket expenses and costs of employees or agents of any party relating to Insurance Administration contemplated by this Section 5.2(a) shall be borne by the party incurring such expenses or costs. Insurance Proceeds with respect to claims, costs and expenses under the Joint Insurance Arrangements shall be paid by the Insurer to the party making the Insured Claim thereunder. In the event Circuit City Stores or a Circuit City Subsidiary, on the one hand, or a Spinco, on the other hand, makes an Insured Claim under a Joint Insurance Arrangement, such party shall deliver notice to the other party of such Insured Claim and shall keep the other party periodically updated as to the status of such Insured Claim.

(b)
From and after the Redemption Date, Circuit City Stores and the Circuit City Subsidiaries, on the one hand, and each of the Spincos, on the other hand, shall have the right to claim coverage for Insured Claims under each Joint Insurance Arrangement with respect to any claim covered by such Joint Insurance Arrangement as and to the extent that such insurance is available up to the full extent of the applicable limits of liability, if any, of such Joint Insurance Arrangement (and may receive any Insurance Proceeds with respect thereto); provided, however, that, prior to making any Insured Claim under a Joint Insurance Arrangement, Circuit City Stores, a Circuit City Subsidiary or a Spinco, as the case may be, shall be required to have retained a portion of the liability underlying such Insured Claim equal to the amount of the self-insured retention or deductible, if any, of such party with respect to such liability. In the event that the total Insurance Proceeds payable to Circuit City Stores and the Circuit City Subsidiaries and the Spincos under a Joint Insurance Arrangement shall have exhausted the limits of liability, if any, under such Joint Insurance Arrangement, payment of any future claims which are not reimbursed under such Joint Insurance Arrangement as a result of such exhaustion of the limits of liability under such policy shall be the sole responsibility of the party to which such liability is allocated under the terms of this Agreement. The parties agree to use commercially reasonable efforts to maximize available coverage under those Joint Insurance Arrangements applicable to it, and to take all commercially reasonable steps to recover from all other responsible parties in respect of an Insured Claim made thereunder.

Section 5.3    Cooperation; Disagreements.    The parties shall use their commercially reasonable efforts to cooperate with respect to the various insurance matters contemplated by this Agreement. Circuit City Stores shall use its commercially reasonable efforts to assist CarMax in (i) obtaining separate Insurance Arrangements and (ii) enforcing its rights and receiving benefits and privileges under Joint Insurance Arrangements relating to Insured Claims arising prior to the Redemption Date. Any disagreements between the parties under this Article V shall be submitted and resolved in accordance with the provisions of Section 10.1 hereof.

ARTICLE VI

EMPLOYEE MATTERS

Section 6.1     Employee Benefits Agreement.    Prior to or on the Redemption Date, Circuit City Stores and CarMax shall execute the Employee Benefits Agreement (the “Employee Benefits Agreement”) substantially in the form of Exhibit C.

Section 6.2    Non-Solicitation of Employees.    Without the prior written consent of Circuit City Stores, CarMax shall not, and shall cause each of the CarMax Subsidiaries not to, for a period of two years from and after the Redemption Date, either directly or indirectly, solicit for employment any senior or key employee of Circuit City Stores or any Circuit City Subsidiary. Without the prior written consent of CarMax, Circuit City Stores shall not, and shall cause each of the Circuit City Subsidiaries not to, for a period of two years from and after the Redemption Date, either directly or indirectly, solicit for employment any senior or key employee of CarMax or any CarMax Subsidiary. Notwithstanding the foregoing, solicitations of senior or key employees of

Circuit City Stores or any Circuit City Subsidiary or CarMax or any CarMax Subsidiary will be permitted if such senior or key employees unilaterally (i) approach Circuit City Stores or CarMax, as the case may be, on an unsolicited basis or (ii) respond to a widely-published recruitment advertisement.

ARTICLE VII

BOOKS/RECORDS; OTHER INFORMATION

Section 7.1    Provision of Corporate Records.    Prior to or as promptly as practicable after the Redemption Date, Circuit City Stores and the Circuit City Subsidiaries shall deliver to the applicable Spinco all corporate books and records of the CarMax Group in its possession and copies of the relevant portions of all corporate books and records of Circuit City Stores relating directly and primarily to the business of the CarMax Group, the CarMax Group Assets and the CarMax Group Liabilities, including, without limitation, original corporate minute books, stock ledgers and certificates and the corporate seal of each corporation the capital stock of which is included in the CarMax Group Assets and documentation relating to the CarMax Group Liabilities, including, in each case, all active agreements, active litigation files and government filings. From and after the Redemption Date, all such books, records and copies shall be the property of the respective Spincos. Prior to or as promptly as practicable after the Redemption Date, each Spinco shall deliver to Circuit City Stores or the applicable Circuit City Subsidiary all corporate books and records of the Circuit City Group in its possession and copies of the relevant portions of all corporate books and records of the CarMax Group relating directly and primarily to the Circuit City Group, including, in each case, all active agreements, active litigation files and government filings. From and after the Redemption Date, all such books, records and copies shall be the property of Circuit City Stores or the applicable Circuit City Subsidiary.

Section 7.2    Access to Information; Confidentiality Agreement.    From and after the Redemption Date, each of Circuit City Stores and the Circuit City Subsidiaries, on the one hand, and the Spincos, on the other hand, shall afford to the other and to the other’s representatives reasonable access and duplicating rights, during normal business hours and upon reasonable advance notice, to all information within the possession or control of such party relating to the other party’s business, assets or liabilities or relating to or arising in connection with the relationship between the Circuit City Group and the CarMax Group, insofar as such access is reasonably required for a reasonable purpose, subject to the terms of the confidentiality agreement, dated the date hereof, between Circuit City Stores and CarMax (the “Confidentiality Agreement”) substantially in the form attached hereto as Exhibit D, which the parties shall execute prior to or on the Redemption Date.
Section 7.3    Retention of Records.    Except as otherwise agreed in writing, or as otherwise provided in the Ancillary Contracts, Circuit City Stores and the Circuit City Subsidiaries, on the one hand, and the Spincos, on the other hand, shall comply with the current records retention policy of Circuit City Stores with respect to all information in such party’s possession or under its control relating directly and primarily to the business, assets or liabilities of the other party.

Section 7.4    Cooperation with Respect to Government Reports and Filings.    Circuit City Stores, on the one hand, and CarMax, on the other hand, agree to provide the other or their respective Affiliates, with such cooperation and information as may be reasonably requested by the other in connection with the preparation or filing of any government report or other government filing contemplated by this Agreement or the Ancillary Contracts or in conducting any other government proceeding relating to the business, assets or liabilities of either party or relating to or in connection with the relationship between the Circuit City Group and the CarMax Group on or prior to the Redemption Date. Such cooperation and information shall include, without limitation, promptly forwarding copies of appropriate notices and forms or other communications received from or sent to any

Governmental Authority which relate to the Circuit City Group, in the case of the Spincos, or the CarMax Group, in the case of Circuit City Stores and the Circuit City Subsidiaries. Each party shall make its employees and facilities available during normal business hours and on reasonable prior notice to provide explanation of any documents or information provided hereunder.

Section 7.5    Certain Limitations with Respect to Information.

(a)
Any confidential or proprietary information owned by Circuit City Stores or the Circuit City Subsidiaries, on the one hand, or any of the Spincos, on the other hand, that is provided to the other pursuant to this Agreement or any Ancillary Contract shall be deemed to remain the property of the providing party. Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such information.

(b)
A party providing information hereunder or under any Ancillary Contract shall be entitled to receive from the requesting party the reasonable costs, if any, of creating, gathering and copying such information, to the extent that such costs are incurred for the benefit of the requesting party. Except as may be otherwise specifically provided elsewhere in this Agreement or in any of the Ancillary Contracts, such costs shall be computed solely in accordance with the providing party’s standard methodology and procedures.

(c)
No party shall have any liability to any other party in the event that any information exchanged or provided pursuant to this Article VII which is an estimate or forecast, or which is based on an estimate or forecast, is found to be inaccurate, in the absence of willful misconduct by the party providing such information. No party shall have any liability to any other party if any information is destroyed after reasonable best efforts are made by such party to comply with the provisions of Section 7.3 hereof.

(d)
The rights and obligations granted under this Article VII are subject to the specific limitations, qualifications or additional provisions on the sharing, exchange or confidential treatment of information set forth in each of the Ancillary Contracts.

Section 7.6    Protective Arrangements.    In the event that any party determines on the advice of its counsel that it is required to disclose any information pursuant to applicable law or receives any demand under lawful process or from any Governmental Authority to disclose or provide information concerning any other party that is subject to the confidentiality provisions hereof, such party shall notify the other party prior to disclosing or providing such information and shall cooperate at the expense of the requesting party in seeking any reasonable protective arrangements requested by such other party. Subject to the foregoing, the Person that received such request may thereafter disclose or provide information to the extent required by such law (as so advised by counsel) or by lawful process or such Governmental Authority.

ARTICLE VIII

OTHER AGREEMENTS

Section 8.1    Corporate Contracts.    Each of the parties hereto agrees to use its commercially reasonable efforts to permit the other party hereto to obtain the benefits of contracts with nationally-based vendors and suppliers utilized by both the Circuit City Group and the CarMax Group prior to the Redemption Date until the expiration of the primary term of such contracts (each such contract, individually, a “Corporate Contract” and, collectively, the “Corporate Contracts”). Each party hereby agrees to cooperate with respect to obtaining favorable prices under such Corporate Contracts by combining or consolidating orders made under such Corporate Contracts during the remainder of the primary term of such Corporate Contracts. Circuit City Stores shall administer these Corporate Contracts and the Spincos shall be responsible for the portions attributable to the CarMax Group or, following the Separation, CarMax of any order or delivery of goods and services received under each Corporate Contract (including costs of administration). Any arrangement under any of the Corporate Contracts relating to employee matters shall be governed by the terms of the Employee Benefits Agreement.

Section 8.2    Access to Property.

(a)
On or prior to the Redemption Date, each of Circuit City Stores and CarMax shall review all instances in which the Circuit City Group has heretofore enjoyed or made use of, whether or not subject to any agreement, contract or formal arrangement, any rights of entry or access or use, rights of ingress and egress, water rights, utility easements or similar rights or benefits relating to the Real Property (the “Real Property Rights”) in connection with the conduct of business by the Circuit City Group in and around the Real Property, and before the date that is six months after the Redemption Date the Spincos agree to execute and deliver such leases, easements, licenses or other instruments as shall be commercially reasonably necessary to vest in Circuit City Stores or the applicable Circuit City Subsidiary, without royalty, fee or other payment by Circuit City Stores or any Circuit City Subsidiary, continued enjoyment of the Real Property Rights.

(b)
On or prior to the Redemption Date, each of Circuit City Stores and CarMax shall review all instances in which the CarMax Group has heretofore enjoyed or made use of, whether or not subject to any agreement, contract or formal arrangement, any rights of entry or access or use, rights of ingress and egress, water rights, utility easements or similar rights or benefits relating to the real property of Circuit City Stores (other than the Real Property) (the “Property Rights”) in connection with the conduct of business by the CarMax Group in and around such real property, and before the date that is six months after the Redemption Date Circuit City Stores and the Circuit City Subsidiaries agree to execute and deliver such leases, easements, licenses or other instruments as shall be commercially reasonably necessary to vest in CarMax or the applicable Spinco, without royalty, fee or other payment by CarMax or any Spinco, continued enjoyment of the Property Rights.

Section 8.3    Corporate Name.

(a)
The Spincos shall have the right, for a period of 90 days after the Redemption Date, to use any name or trade name, service mark, trade mark or logo which includes the name “Circuit City” or any derivative thereof or similar name. As soon as commercially practicable after the Redemption Date, but in any event within 90 days thereafter, except as mutually agreed in writing by the parties hereto, each Spinco will, at its own expense, remove (or, if necessary, on an interim basis, cover up) any and all exterior signs and other identifiers located on any of property or premises included in the CarMax Group Assets which refer or pertain to Circuit City Stores or any Circuit City Subsidiary or which include any name, logo or other trademark of Circuit City Stores or any Circuit City Subsidiary (other than any CarMax Group Intellectual Property).

(b)
As soon as is commercially practicable after the Redemption Date, but in any event within 90 days thereafter, except as mutually agreed in writing by the parties hereto, each Spinco will remove from all letterhead, envelopes, invoices and other communications media of any kind, all references to Circuit City Stores or any Circuit City Subsidiary and any name, logo or other trademark of Circuit City Stores or any Circuit City Subsidiary (other than any CarMax Group Intellectual Property).

Section 8.4    Litigation.

(a)
Subject to subsection (c) of this Section 8.4 and except as provided in Section 4.4(c) or otherwise provided in the Tax Allocation Agreement, after the Redemption Date, Circuit City Stores shall have exclusive authority and control over the investigation, prosecution, defense and appeal of all pending Actions not relating primarily to CarMax, the CarMax Group Assets and/or the CarMax Group Liabilities, including, but not limited to, Actions relating to the Transaction Liabilities and the pending Actions listed on Schedule 8.4(a) hereto (each, a “Circuit City Action”), and may settle or compromise, or consent to the entry of any judgment with respect to, any such Circuit City Action without the consent of CarMax.

(b)	Subject to subsection (c) of this Section 8.4 and except as provided in Section 4.4(c) or otherwise provided in the Tax Allocation Agreement, following the Redemption Date, CarMax shall have exclusive authority and control over the investigation prosecution, defense and appeal of all pending Actions relating primarily to CarMax, the CarMax Group Assets and/or the CarMax Group Liabilities, including, but not limited to, the pending Actions listed on Schedule 8.4(b) hereto (each, a “CarMax Action”), and may settle or compromise, or consent to the entry of any judgment with respect to, any such CarMax Action without the consent of Circuit City Stores.

(c)
Except as provided in Section 4.4(c) with respect to an Indemnified Party, but notwithstanding any other provision of this Agreement, if Circuit City Stores or any of its respective directors, officers or employees is named as a party to a CarMax Action or if CarMax or any of its respective directors, officers or employees is named as a party to a Circuit City Action, neither CarMax nor Circuit City Stores, as the case may be, may settle or compromise, or consent to the entry of any judgment with respect to, any such Action without the prior written consent of such other named party (which consent may not be unreasonably withheld), unless such settlement (i) includes a complete release of such other named party and such party’s directors, officers or employees (to the extent such directors, officers or employees are named in such Action) and (ii) does not require such other named party or such party’s directors, officers or employees (to the extent such directors, officer or employees are named in such Action) to admit any liability or make or forego any payment or forego or take any action, Each of CarMax and Circuit City Stores shall cooperate fully with the other and its counsel in the investigation, defense and settlement of any Circuit City Action or CarMax Action.

Section 8.5    Restriction on Competitive Activities.    During the three-year period following the Redemption Date (the “Restriction Period”), Circuit City Stores shall not, directly or indirectly, engage in, invest in, provide financing for or become associated with any venture or entity, whether as principal, partner, joint venturer, member, consultant, advisor, agent or shareholder, that is engaged in the CarMax Business. During the Restriction Period, CarMax shall not, directly or indirectly, engage in, invest in, provide financing for or become associated with any venture or entity, whether as principal, partner, joint venturer, member, consultant, advisor, agent or shareholder, that is engaged in the Circuit City Business. “CarMax Business” shall mean the used-car superstore business utilizing the non-negotiated low price concept as well as the sale of new vehicles under franchise agreements with new vehicle manufacturers in any state (or the District of Columbia) in which CarMax is doing business as a retailer as of the Redemption Date. “Circuit City Business” shall mean the retail sale of consumer electronics, personal computers, entertainment software, including video equipment, audio equipment, mobile electronics, video and security systems, home office products, wireless phones, digital and 35 mm cameras, and a range of accessories in any state (or the District of Columbia) in which Circuit City Stores is doing business as a retailer as of the Redemption Date; provided that the Circuit City Business shall not include any such sale which is incidental to the sale of motor vehicles. The foregoing shall not prohibit Circuit City Stores or CarMax from owning or holding an ownership interest of no more than five percent (5%) of any class of securities of any publicly held corporation or from participating to any degree in an investment fund managed by a third party and not controlled, directly or indirectly, by Circuit City Stores or CarMax, respectively.

Section 8.6    Contingent Lease Payment.    In recognition of Circuit City Stores’ continuing contingent liability on 23 leases previously assigned by Circuit City Stores to a subsidiary of CarMax, on the Closing date and immediately prior to the Separation, CarMax shall make a one-time special dividend payment (the “Special Dividend”) to Circuit City Stores in the amount of $28.4 million. CarMax shall pay the Special Dividend in immediately available funds by wire transfer to the account of Circuit City Stores identified by Circuit City Stores to CarMax at least two business days prior to the Closing date.

Section 8.7    Tax Allocation Agreement.    Prior to or on the Redemption Date, Circuit City Stores and CarMax shall execute the Amended and Restated Tax Allocation Agreement (the “Tax Allocation Agreement”) substantially in the form of Exhibit A.

Section 8.8    Transition Services Agreement.    Prior to or on the Redemption Date, Circuit City Stores and CarMax shall execute the Transition Services Agreement (the “Transition Services Agreement”) substantially in the form of Exhibit B.

ARTICLE IX

CLOSING

Section 9.1    The closing of the Separation (the “Closing”) will take place at the offices of McGuireWoods LLP, 901 East Cary Street Richmond, Virginia 23219 at 9:00 a.m. on August 1, 2002, unless the parties hereto agree in writing to another time, date and place.

ARTICLE X

DISPUTE RESOLUTION

Section 10.1    Dispute Resolution; Mediation.

(a)
Either party may commence the dispute resolution process of this Section 10.1 by giving the other party written notice (a “Dispute Notice”) of any controversy, claim or dispute of whatever nature arising out of or relating to this Agreement or the breach, termination, enforceability or validity thereof (a “Dispute”) which has not been resolved in the normal course of business. The parties shall attempt in good faith to resolve any Dispute by negotiation between executives of each party hereto (“Senior Party Representatives”) who have authority to settle the Dispute and who are at a higher level of management than the persons who have direct responsibility for the administration of this Agreement. Within 15 days after delivery of the Dispute Notice, the receiving party shall submit to the other a written response (the “Response”). The Dispute Notice and the Response shall include (i) a statement setting forth the position of the party giving such notice and a summary of arguments supporting such position and (ii) the name and title of such party’s Senior Party Representative and any other persons who will accompany the Senior Party Representative at the meeting at which the parties will attempt to settle the Dispute. Within 30 days after the delivery of the Dispute Notice, the Senior Party Representatives of both parties shall meet at a mutually acceptable time and place, and thereafter as often as they reasonably deem necessary, to attempt to resolve the Dispute. The parties shall cooperate in good faith with respect to any reasonable requests for exchanges of information regarding the Dispute or a Response thereto.

(b)
If the Dispute has not been resolved within 60 days after delivery of the Dispute Notice, or if the parties fail to meet within 30 days after delivery of the Dispute Notice as hereinabove provided, the parties shall make a good faith attempt to settle the Dispute by mediation pursuant to the provisions of this Section 10.1 before resorting to arbitration contemplated by Section 10.2 or any other dispute resolution procedure that may be agreed by the parties.

(c)
All negotiations, conferences and discussions pursuant to this Section 10.1 shall be confidential and shall be treated as compromise and settlement negotiations. Nothing said or disclosed, nor any document produced, in the course of such negotiations, conferences and discussions that is not otherwise independently discoverable shall be offered or received as evidence or used for impeachment or for any other purpose in any current or future arbitration.

(d)
Unless the parties agree otherwise, the mediation shall be conducted in accordance with the CPR Institute for Dispute Resolution (“CPR”) Model Procedure for Mediation of Business Disputes in effect on the date of this Agreement by a mediator mutually selected by the parties.

(e)
Within 30 days after the mediator has been selected as provided above, both parties and their respective attorneys shall meet with the mediator for one mediation session of at least four hours, it being agreed that each party representative attending such mediation session shall be a Senior Party Representative with authority to settle the Dispute. If the Dispute cannot be settled at such mediation session or at any mutually agreed continuation thereof, either party may give the other and the mediator a written notice declaring the mediation process at an end.

Section 10.2    Arbitration.    If the Dispute has not been resolved by the dispute resolution process described in either Section 10.1(a) or Section 10.1(e) above, the parties agree that any such Dispute shall be settled by binding arbitration before the American Arbitration Association (“AAA”) in Richmond, Virginia pursuant to the Commercial Rules of the AAA. Any arbitrator(s) selected to resolve the Dispute shall be bound exclusively by the laws of the Commonwealth of Virginia without regard to its choice of law rules. Any decisions of award of the arbitrator(s) will be final and binding upon the parties and may be entered as a judgment by the parties hereto. Any rights to appeal or review such award by any court or tribunal are hereby waived to the extent permitted by law.

Section 10.3    Costs.    The costs of any mediation or arbitration pursuant to this Article X shall be shared equally between the parties.

ARTICLE XI

MISCELLANEOUS

Section 11.1    Termination; Survival.    This Agreement may be terminated, and the obligations of the parties to consummate the transactions contemplated hereunder, including, without limitation, the Separation and the Redemption, may be abandoned, by the Board, in its sole discretion, at any time prior to the date of first mailing of the Notice of Redemption to holders of CarMax Group Stock. Thereafter, this Agreement may be terminated solely upon the issuance by a Governmental Authority of an order, injunction or decree that shall prohibit or prevent the consummation of the Separation and the transactions contemplated hereunder. Notwithstanding the foregoing, the provisions of Article X of this Agreement shall survive any termination of this Agreement.

Section 11.2    Jurisdiction and Forum.    Except as otherwise provided herein, the parties hereto hereby agree that the appropriate forum and venue for any disputes between any of the parties hereto arising out of this Agreement shall be any state or federal court sitting in Richmond, Virginia and each of the parties hereto hereby submits to the personal jurisdiction of any such court. The foregoing shall not limit the rights of any party to obtain execution of judgment in any other jurisdiction.

Section 11.3    Applicable Law.    This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia, without regard to its conflicts of law rules.

Section 11.4    Notices.    Each notice, communication and delivery under this Agreement shall be made in writing and shall be deemed to have been duly given if delivered by courier or sent by registered or certified mail, postage prepaid, or by facsimile transmission to the parties at the following addresses or at such other addresses as shall be specified by the parties by like notice; provided that a notice of change of address shall be effective only upon receipt thereof:

If to Circuit City Stores or the Circuit City Subsidiaries to:

Circuit City Stores, Inc.
9950 Mayland Drive
Richmond, Virginia 23223-1464
Attn: Michael T. Chalifoux
Fax: (804) 418-8286

With a copy to:

McGuireWoods LLP
901 East Cary Street
Richmond, Virginia 23219
Attn: Clifford A. Cutchins, IV, Esq.
Fax: (804) 225-5344

and

Simpson Thacher & Bartlett
425 Lexington Avenue
New York, NY 10017
Attn: Raymond W. Wagner, Esq.
Fax: (212) 445-2502

If to the Spincos to:

CarMax, Inc.
4900 Cox Road
Glen Allen, Virginia 23060-3314
Attn: Keith D. Browning
Fax: (804) 967-2978

With a copy to:

McGuireWoods LLP
901 East Cary Street
Richmond, Virginia 23219
Attn: Clifford A. Cutchins, IV, Esq.
Fax: (804) 225-5344

and

Simpson Thacher & Bartlett
425 Lexington Avenue
New York, NY 10017
Attn: Raymond W. Wagner, Esq.
Fax: (212) 445-2502

and

Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square
P.O. Box 636
Wilmington, DE 19899
Attn: Robert B. Pincus, Esq.
Fax: 888-329-4133

Section 11.5    Waiver and Amendment.    Any term or provision of this Agreement may be waived in writing at any time by the party that is entitled to the benefits thereof. No amendment of this Agreement shall be effective unless in a writing signed by the parties hereto.

Section 11.6    Entire Agreement.    This Agreement and the documents contemplated hereby constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof.

Section 11.7    Counterparts.    This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 11.8    Construction.    The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated.

Section 11.9    Successors in Interest.    This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns, and any reference to a party hereto shall also be a reference to a successor or permitted assigns.

Section 11.10    Number; Gender.    Whenever the context so requires, the singular number shall include the plural and the plural shall include the singular, and the gender of any pronoun shall include the other genders.

Section 11.11    Third-Party Beneficiaries.    Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any person, firm or corporation other than the parties hereto, and their respective successors or permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, or result in such person, firm or corporation being deemed a third party beneficiary of this Agreement.

Section 11.12    Severability.    In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby. The parties shall endeavor in good faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

IN WITNESS WHEREOF, Circuit City Stores and CarMax have executed this Agreement as of the date first above written.

CIRCUIT CITY STORES, INC.

By:	/s/ Philip J. Dunn

Name: Title:	Philip J. Dunn Senior Vice President, Treasurer and Controller

CARMAX, INC.

By:	/s/ W. Austin Ligon

Name: Title:	W. Austin Ligon President

ANNEX G

FAIRNESS OPINION

May 21, 2002

Board of Directors
Circuit City Stores, Inc.
9950 Mayland Drive
Richmond, Virginia 23233

Members of the Board:

We understand that Circuit City Stores, Inc. (“Circuit City”) and CarMax, Inc. (“CarMax”) propose to enter into a separation agreement, substantially in the form attached as Annex F to the Preliminary Proxy Statement/Prospectus (the “Preliminary Proxy Statement/Prospectus”) contained in the Registration Statement on Form S-4 (File No. 333-85240) filed by CarMax with the Securities and Exchange Commission on March 29, 2002 and amended on May 14, 2002 (the “Separation Agreement”), which provides for, among other things, the proposed separation of the automotive retailing business of Circuit City (the “CarMax Group”) from Circuit City. The common stock of Circuit City currently consists of two series that are intended to reflect the performance of Circuit City’s two businesses: (i) the Circuit City Group common stock, par value $0.50 per share (the “Circuit City Group Common Stock”) which is intended to reflect the performance of the Circuit City Group, including its consumer electronics business and store-related operations, its retained interest in the CarMax Group and its investment in Digital Video Express (which has been discontinued) (together, the “Circuit City Group”) and (ii) the CarMax Group common stock, par value $0.50 per share (the “CarMax Group Common Stock”) which is intended to reflect the performance of the CarMax Group’s operations.

Pursuant to the Separation Agreement, the separation would be effected in two simultaneous steps: (i) the redemption (the “Redemption”) of each outstanding share of CarMax Group Common Stock in exchange for one share of CarMax common stock, par value $0.50 per share (the “CarMax Common Stock”) and (ii) the distribution to the holders of Circuit City Group Common Stock, as a dividend on a pro-rata basis, of shares of CarMax Common Stock equal in total number to the shares of CarMax Group Common Stock reserved for issuance to the holders of Circuit City Group Common Stock or otherwise for the benefit of the Circuit City Group (the “Distribution”). Immediately after the Redemption and Distribution, the businesses, assets and liabilities of the CarMax Group would be owned and operated by CarMax as an independent, separately traded public company. Following the Redemption, the CarMax Group Common Stock would cease to exist, and the businesses, assets and liabilities of the Circuit City Group would continue to be owned by the holders of the Circuit City Group Common Stock. Circuit City Group Common Stock would be redesignated as common stock, par value $0.50 per share, of Circuit City (the “Circuit City Common Stock”). The Separation Agreement also provides for, among other things, a payment of a special dividend (the “Special Dividend”) by CarMax to Circuit City in recognition of Circuit City’s continuing contingent liability on 23 leases assigned by Circuit City to a subsidiary of CarMax (together, the “Leased Properties”). For the purposes of this letter, the Redemption, the Distribution and payment of the Special Dividend shall collectively be referred to as the “Separation.” The terms and conditions of the Separation are more fully described in the Separation Agreement and the Preliminary Proxy Statement/Prospectus.

You have asked for our opinion as to whether the financial effects, taken as a whole, of the proposed Separation as described in the Separation Agreement and the Preliminary Proxy Statement/Prospectus are fair, from a financial point of view, to the holders of Circuit City Group Common Stock and the holders of CarMax Group Common Stock.

For purposes of the opinion set forth herein, we have, among other things:

(i)	reviewed certain publicly available financial statements and other business and financial information of Circuit City, the Circuit City Group and the CarMax Group;

(ii)
reviewed certain internal financial statements and other financial and operating data concerning Circuit City, the Circuit City Group and the CarMax Group prepared by management of Circuit City, the Circuit City Group and the CarMax Group, respectively;

(iii)	reviewed certain financial forecasts prepared by the managements of the Circuit City Group and the CarMax Group, respectively;

(iv)
reviewed information relating to certain strategic, financial and operational benefits anticipated from the Separation, prepared by the managements of the Circuit City Group and the CarMax Group, respectively;

(v)
discussed with senior executives of the Circuit City Group the past and current operations and financial condition and the prospects of the Circuit City Group, including information relating to certain strategic, financial and operational benefits anticipated from the Separation;

(vi)
discussed with senior executives of the CarMax Group the past and current operations and financial condition and the prospects of the CarMax Group, including information relating to certain strategic, financial and operational benefits anticipated from the Separation;

(vii)	discussed with senior executives of the Circuit City Group and the CarMax Group the strategic and structural rationales for the Separation;

(viii)	reviewed the pro forma impact of the Separation on Circuit City’s and the CarMax’s earnings per share;

(ix)	reviewed the reported prices and trading activity for the Circuit City Group Common Stock and the CarMax Group Common Stock;

(x)	compared the financial performance of the CarMax Group with that of certain other comparable companies with publicly traded securities;

(xi)	compared the financial performance of Circuit City (excluding the CarMax Group) with that of certain other comparable companies with publicly traded securities;

(xii)
reviewed certain information relating to the Leased Properties, including, but not limited to, analyses prepared by management of the Circuit City Group and the CarMax Group and analyses and real estate appraisals prepared by certain third parties;

(xiii)	discussed with management of Circuit City and the CarMax Group certain alternatives with respect to the Leased Properties and their discussions relating to the Special Dividend;

(xiv)	discussed with certain third parties the possibility of insuring Circuit City from liability arising from Circuit City’s obligations associated with the Leased Properties;

(xv)
reviewed the signed Internal Revenue Service private letter ruling, dated April 10, 2002 (PLR-105619-02) (the “Private Letter Ruling”) stating, among other things, that the Separation will not be a taxable transaction to Circuit City, CarMax or their respective shareholders under U.S. federal income tax laws (except to the extent of any cash distributed in lieu of fractional shares of CarMax);

(xvi)	participated in discussions among representatives of Circuit City, CarMax and their legal advisors;

(xvii)	reviewed the Separation Agreement, the Preliminary Proxy Statement/Prospectus and certain documents related thereto; and

(xviii)	performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to us by Circuit City, the Circuit City Group and the CarMax Group for the purposes of this opinion. With respect to financial forecasts, including information relating to certain strategic, financial and operational benefits anticipated from the Separation, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Circuit City Group and the CarMax Group. We have not made any independent valuation or appraisal of the assets or liabilities of the Circuit City Group or the CarMax Group, nor have we been furnished with any such appraisals; however, we have reviewed certain analyses prepared by management of Circuit City and the CarMax Group and analyses and real estate appraisals prepared by certain third parties and have relied without independent verification upon such analyses and appraisals for the purposes of this opinion. We have also relied upon the assessment of management of Circuit City and the CarMax Group of (i) alternatives with respect to the Leased Properties, including Circuit City’s ability to extricate itself from the obligations associated with the Leased Properties and the potential costs associated therewith and Circuit City’s ability to obtain third party insurance related to such obligations, (ii) the Special Dividend as the best alternative practicable with respect to the Leased Properties, (iii) the amount of the Special Dividend, and (iv) the tax consequences (or lack thereof) associated with the Special Dividend. In rendering our opinion, we did not analyze the impact to Circuit City or CarMax in the event that Circuit City defaults on the leases and thereby minimizes its loss in the case of a default by CarMax. We have assumed that the Separation will be consummated in accordance with the terms set forth in the Separation Agreement, without waiver, amendment or modification of any material term, condition or agreement set forth therein. We have also assumed that the Separation Agreement, and the other related documents, when executed will conform to the drafts reviewed by us in all respects material to our analyses.

We have further relied upon the Private Letter Ruling and have assumed that the Separation will not be a taxable transaction to Circuit City, CarMax or their respective shareholders under U.S. federal income tax laws (except to the extent of any cash distributed in lieu of fractional shares of CarMax). We have further assumed the correctness of the conclusions set forth in such ruling. We have further assumed that the Separation will comply with all applicable laws, except for any noncompliance with such other applicable laws that would not have a material adverse effect on Circuit City or CarMax.

In rendering our opinion, we have, with your consent, not considered the effect of any terms or arrangements relating to the Separation (other than as set forth in the second paragraph of this letter or as described in the Preliminary Proxy Statement/Prospectus), including the terms of any tax, employee benefits or other similar agreement or arrangement, or any amendment or modification to any existing such agreement or arrangement, except that you have informed us and we have assumed that (i) the existing tax consolidation between Circuit City and CarMax will be terminated as of the date of the Separation and (ii) the effects of such termination will be as represented to us by the respective managements of Circuit City and CarMax. In addition, in rendering our opinion, we have not taken into account the effects of the 10% mark-up for certain costs and services currently allocated at cost to the CarMax Group by Circuit City. We have not been requested to opine as to, and our opinion does not in any manner address, the solvency of Circuit City or CarMax after giving effect to the Separation. Further, we have not been requested to opine as to, and our opinion does not in any manner address, Circuit City’s underlying business decision to proceed with or effect the proposed Separation or the manner of such Separation. We did not participate in the negotiation of any terms of the Separation Agreement, including, without limitation, the amount of the Special Dividend. We note that we express no opinion as to (i) whether the terms of the Separation are the most favorable terms that could have been obtained by either the holders of Circuit City Group Common Stock or the CarMax Group Common Stock or (ii) the relative fairness of the financial effects of the proposed Separation to the holders of Circuit City Group Common Stock or the CarMax Group Common Stock. You have not authorized us to solicit, and we have not solicited, any indications of interest or proposals for the acquisition of, or any business combination or extraordinary transaction involving, either the stock or assets of Circuit City, the Circuit City Group or the CarMax Group, nor have we made any determination as to whether any such indications of interest or proposals could be obtained, if solicited.

Our opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as of the date hereof and the conditions and prospects, financial and otherwise, of the Circuit City Group and the CarMax Group as they are represented to us as of the date hereof or as they were reflected in the information and documents reviewed by us. Our opinion assumes that the Separation is completed on the basis set forth in the first and second paragraphs of this letter and that the shares of Circuit City Common Stock and CarMax Common Stock are fully and widely distributed among investors and are subject only to normal trading activity. We note that trading in the Circuit City Group Common Stock and the CarMax Group Common Stock for a period commencing with the public announcement of the Separation and, with respect to Circuit City Common Stock and CarMax Common Stock, continuing for a time following completion of the Separation, may involve a redistribution of such securities among Circuit City’s and CarMax’s shareholders and other investors and, accordingly, during such period, such securities may trade at prices below those at which they traded prior to the public announcement of the Separation and those at which they would trade on a fully distributed basis after the Separation. The estimation of market trading prices of newly distributed securities is subject to uncertainties and contingencies, all of which are difficult to predict and beyond the control of the firm making such estimates. In addition, the market prices of such securities will fluctuate with changes in market conditions, the conditions and prospects, financial and otherwise, of Circuit City and CarMax, and other factors which generally influence the prices of securities. In rendering our opinion, we are not opining as to the price at which the Circuit City Group Common Stock, the CarMax Group Common Stock, the Circuit City Common Stock or the CarMax Common Stock will actually trade at any time.

We have acted as financial advisor to the Board of Directors of Circuit City in connection with this transaction and will receive a fee for our services, which fee is contingent upon the completion of the Separation. In the past, Morgan Stanley & Co. Incorporated (“Morgan Stanley”) and its affiliates have provided financial advisory and financing services for Circuit City, including in respect of the Circuit City Group and the CarMax Group, and have received fees for the rendering of these services. In the ordinary course of business, Morgan Stanley or its affiliates may from time to time trade in the securities of or indebtedness of Circuit City for its own account, the accounts of investment funds and other clients under the management of Morgan Stanley and for the accounts of its customers and, accordingly, may at any time hold a long or short position in these securities or indebtedness.

It is understood that this letter is directed to the Board of Directors of Circuit City and may not be disclosed without our prior written consent. In addition, Morgan Stanley expresses no opinion or recommendation as to how the holders of the Circuit City Group Common Stock or holders of the CarMax Group Common Stock should vote at the special meeting of such holders held in connection with the Separation.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the financial effects, taken as a whole, of the proposed Separation as described in the Separation Agreement and the Preliminary Proxy Statement/Prospectus are fair, from a financial point of view, to the holders of Circuit City Group Common Stock and the holders of the CarMax Group Common Stock.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/S/ KEITH HENNESSEY
Keith Hennessey Managing Director

ANNEX H

CARMAX, INC.
ANNUAL PERFORMANCE-BASED BONUS PLAN

1.    Purpose.    The purpose of the CarMax, Inc. Annual Performance-Based Bonus Plan (the “Plan”) is to provide an annual performance based incentive for executive officers who are in a position to contribute materially to the success of the Company and its Subsidiaries.

2. Definitions.

(a)    “Award” means an award made pursuant to the Plan.

(b)    “Award Agreement” means the agreement entered into between the Company and a Participant, setting forth the terms and conditions applicable to an Award granted to the Participant.

(c)    “Board” means the Board of Directors of the Company.

(d)    “Change of Control” means the occurrence of either of the following events: (i) a third person, including a “group” as defined in Section 13(d)(3) of the Act, becomes, or obtains the right to become, the beneficial owner of Company securities having 20% or more of the combined voting power of the then outstanding securities of the Company that may be cast for the election of directors to the Board of the Company (other than as a result of an issuance of securities initiated by the Company in the ordinary course of business); or (ii) as the result of, or in connection with, any cash tender or exchange offer, merger or other business combination, sale of assets or contested election, or any combination of the foregoing transactions, the persons who were directors of the Company before such transactions shall cease to constitute a majority of the Board or of the board of directors of any successor to the Company.

(e)    “Code” means the Internal Revenue Code of 1986, as amended.

(f)    “Code Section 162(m) Award” means an Award intended to satisfy the requirements of Code Section 162(m) and designated as such in an Award Agreement.

(g)    “Committee” means the committee appointed by the Board as described under Section 4.

(h)    “Company” means CarMax, Inc., a Virginia corporation.

(i)    “Covered Employee” means a covered employee within the meaning of Code Section 162(m)(3).

(j)    “Executive Employee” means all executive officers (as defined in Rule 3b-7 under the Securities Exchange Act of 1934, as amended) of the Company (or any Parent or Subsidiary of the Company, whether now existing or hereafter created or acquired).

(k)    “Parent” means, with respect to any corporation, a parent of that corporation within the meaning of Code Section 424(e).

(l)    “Participant” means an Executive Employee selected from time to time by the Committee to participate in the Plan.

(m)    “Performance Adjustment” means the percentage(s), as set forth in an award schedule, that will, when multiplied by a Participant’s Target Bonus, determine the amount of a Participant’s Award.

(n)    “Performance Criteria” means the criteria selected by the Committee to measure performance for a Plan Year from among one or more of the following: (i) Pre-tax earnings, as shown in the Company’s annual report to shareholders, calculated in accordance with generally accepted accounting principles consistently applied by the Company; and (ii) Earnings per share, as shown in the Company’s annual report to shareholders, calculated in accordance with generally accepted accounting principles consistently applied by the Company.

(o)    “Performance Goal” means one or more levels of performance as to each Performance Criteria, as established by the Committee, that will result in the Performance Adjustment that is established by the Committee for each such level of performance.

(p)    “Plan Year” means the fiscal year of the Company.

(q)    “Retirement” means, with respect to a Participant, the earliest date on which the Participant is eligible to retire under any qualified Code Section 401(a) plan of the Company, or, if there is no such plan, age 65.

(r)    “Subsidiary” means, with respect to any corporation, a subsidiary of that corporation within the meaning of Code Section 424(f).

(s)    “Target Bonus” means the bonus payable to a Participant if there is a 100-percent Performance Adjustment for each Performance Criteria.

3.     Eligibility.    All present and future Executive Employees shall be eligible to receive Awards under the Plan. The Committee shall have the power and complete discretion to select eligible Executive Employees to receive Awards and to determine for each Participant the terms and conditions and the amount of each Award.

4.	Awards.

(a)    Each Award shall be evidenced by an Award Agreement setting forth the Performance Goals for each Performance Criteria, the Target Bonus, the maximum bonus payable and such other terms and conditions applicable to the Award, as determined by the Committee, not inconsistent with the terms of the Plan. Anything else in this Plan to the contrary notwithstanding, the aggregate maximum amount payable under the Plan to any Participant in any Plan Year shall be the lesser of 200 percent of the Participant’s base salary or $2,000,000. In the event of any conflict between an Award Agreement and the Plan, the terms of the Plan shall govern.

(b)    The Committee shall establish the Performance Goals for the Company and/or its Subsidiaries each Plan Year. The Committee shall also determine the extent to which each Performance Criteria shall be weighted in determining Awards. The Committee may vary the Performance Criteria, Performance Goals and weightings from Participant to Participant, Award to Award and Plan Year to Plan Year. The Committee may increase, but not decrease, any Performance Goal during a Plan Year.

(c)    The Committee shall establish for each Award the percentage of the Target Bonus for such Participant payable at specified levels of performance, based on the Performance Goal for each Performance Criteria and the weighting established for such criteria. The Award payable to any Participant may range from zero (0) to two hundred percent of the Participant’s Target Bonus, depending upon whether, or the extent to which, the Performance Goals have been achieved. All such determinations regarding the achievement of any Performance Goals will be made by the Committee; provided, however, that the Committee may not increase during a Plan Year the amount of the Award that would otherwise be payable upon achievement of the Performance Goal or Goals.

(d)    The actual Award for a Participant will be calculated by multiplying the Participant’s Target Bonus by the Performance Adjustments in accordance with the Award. All calculations of actual Awards shall be made by the Committee.

(e)    Awards will be paid, in a lump sum cash payment, as soon as practicable after the close of the Plan Year for which they are earned; provided, however, that no Awards shall be paid except to the extent that the Committee has certified in writing that the Performance Goals have been met. Notwithstanding the foregoing provisions of this Section 4(e), the Committee shall have the right to allow Participants to elect to defer the payment of Awards subject to such terms and conditions as the Committee may determine.

(f)    Whenever payments under the Plan are to be made, the Company and/or the Subsidiary will withhold therefrom an amount sufficient to satisfy any applicable governmental withholding tax requirements related thereto.

(g)    Nothing contained in the Plan will be deemed in any way to limit or restrict the Company, its Subsidiaries, or the Committee from making any award or payment to any person under any other plan, arrangement or understanding, whether now existing or hereafter in effect.

5.     Administration.    The Plan shall be administered by a Committee, which shall be appointed by the Board, consisting of not less than two members of the Board. Subject to paragraph (d) below, the Committee shall be the Compensation and Personnel Committee unless the Board shall appoint another Committee to administer the Plan. The Committee shall have general authority to impose any limitation or condition upon an Award the Committee deems appropriate to achieve the objectives of the Award and the Plan and, in addition, and without limitation and in addition to powers set forth elsewhere in the Plan, shall have the following specific authority:

(a)    The Committee shall have the power and complete discretion to determine (i) which Executive Employees shall receive an Award and the nature of the Award, (ii) the amount of each Award, (iii) the time or times when an Award shall be granted, (iv) whether a disability exists, (v) the terms and conditions applicable to Awards, and (vi) any additional requirements relating to Awards that the Committee deems appropriate.

(b)    The Committee may adopt rules and regulations for carrying out the Plan. The interpretation and construction of any provision of the Plan by the Committee shall be final and conclusive. The Committee may consult with counsel, who may be counsel to the Company, and shall not incur any liability for any action taken in good faith in reliance upon the advice of counsel.

(c)    A majority of the members of the Committee shall constitute a quorum, and all actions of the Committee shall be taken by a majority of the members present. Any action may be taken by a written instrument signed by all of the members, and any action so taken shall be fully effective as if it had been taken at a meeting.

(d)    All members of the Committee must be “outside directors” as described in Code Section 162(m).

(e)    The Board from time to time may appoint members previously appointed and may fill vacancies, however caused, in the Committee.

(f)    As to any Code Section 162(m) Awards, it is the intent of the Company that this Plan and any Code Section 162(m) Awards hereunder satisfy, and be interpreted in a manner that satisfy, the applicable requirements of Code Section 162(m). If any provision of this Plan or if any Code Section 162(m) Award would otherwise conflict with the intent expressed in this Section 4(f), that provision to the extent possible shall be interpreted so as to avoid such conflict. To the extent of any remaining irreconcilable conflict with such intent, such provision shall be deemed void as applicable to Covered Employees. Nothing herein shall be interpreted to preclude a Participant who is or may be a Covered Employee from receiving an Award that is not a Code Section 162(m) Award.

(g)    The Committee’s determinations under the Plan need not be uniform and may be made by it selectively among persons who receive, or are eligible to receive, Awards under the Plan, whether or not such persons are similarly situated. Without limiting the generality of the foregoing, the Committee will be entitled, among other things, to make non-uniform and selective determinations and to establish non-uniform and selective Performance Criteria, Performance Goals, the weightings thereof, and Target Bonuses.

6.     Change of Control.    In the event of a Change of Control of the Company, in addition to any action required or authorized by the terms of an Award Agreement, the Committee may, in its sole discretion, take any of the following actions as a result, or in anticipation, of any such event to assure fair and equitable treatment of Participants: (a) accelerate time periods for purposes of vesting in, or receiving any payment with regard to, any outstanding Award, or (b) make adjustments or modifications to outstanding Awards as the Committee deems appropriate to maintain and protect the rights and interests of Participants following such Change of Control. Any such action approved by the Committee shall be conclusive and binding on the Company and all Participants.

7.    Nontransferability of Awards.    An Award shall not be assignable or transferable by the Participant except by will or by the laws of descent and distribution.

8.    Termination, Modification, Change.    If not sooner terminated by the Board, this Plan shall terminate at the close of business on February 29, 2004. No Awards shall be granted under the Plan after its termination. The Board may terminate the Plan or may amend the Plan in such respects as it shall deem advisable; provided that, if and to the extent required by the Code, no change shall be made that changes the Performance Criteria, or materially increases the maximum potential benefits for Participants under the Plan, unless such change is authorized by the shareholders of the Company. Notwithstanding the foregoing, the Board may unilaterally amend the Plan and Awards as it deems appropriate to cause Awards to meet the requirements of Code Section 162(m), and regulations thereunder. Except as provided in the preceding sentence, a termination or amendment of the Plan shall not, without the consent of the Participant, adversely affect a Participant’s rights under an Award previously granted to him.

9.    Unfunded Plan.    The Plan shall be unfunded. No provision of the Plan or any Award Agreement will require the Company or its Subsidiaries, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor will the Company or its Subsidiaries maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants will have no rights under the Plan other than as unsecured general creditors of the Company and its Subsidiaries, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they will have the same rights as other employees under generally applicable law.

10.    Liability of Company.    Any liability of the Company or a Subsidiary to any Participant with respect to an Award shall be based solely upon contractual obligations created by the Plan and the Award Agreement. Neither the Company nor a Subsidiary, nor any member of the Board or of the Committee, nor any other person participating in any determination of any question under the Plan, or in the interpretation, administration or application of the Plan, shall have any liability to any party for any action taken or not taken in good faith under the Plan. Status as an eligible Executive Employee shall not be construed as a commitment that any Award will be made under this Plan to such eligible Executive Employee or to eligible Executive Employees generally. Nothing contained in this Plan or in any Award Agreement (or in any other documents related to this Plan or to any Award or Award Agreement) shall confer upon any Executive Employee or Participant any right to continue in the employ or other service of the Company or a Subsidiary or constitute any contract or limit in any way the right of the Company or a Subsidiary to change such person’s compensation or other benefits.

11.    Interpretation.    If any term or provision contained herein will to any extent be invalid or unenforceable, such term or provision will be reformed so that it is valid, and such invalidity or unenforceability will not affect any other provision or part hereof. The Plan, the Award Agreements and all actions taken hereunder or thereunder shall be governed by, and construed in accordance with, the laws of the Commonwealth of Virginia without regard to the conflict of law principles thereof.

12.	Effective Date of the Plan.

(a)    The Plan shall be effective as of date the Company is separated from Circuit City Stores, Inc. and shall be submitted to the shareholders of Circuit City Stores, Inc. for approval prior to the separation. No Award shall be payable to a Covered Employee until the Plan has been approved by the shareholders.

(b)    As of the date of separation between the Company and Circuit City Stores, Inc., this Plan shall assume obligations, including outstanding awards for the current Fiscal Year, from the Circuit City Stores, Inc. Annual Performance-Based Bonus Plan, to the extent provided in an agreement between the Company and Circuit City Stores, Inc.

CARMAX, INC.

By:

ANNEX I

CARMAX, INC.
2002 STOCK INCENTIVE PLAN

1.    Purpose.    The purpose of this CarMax, Inc. 2002 Stock Incentive Plan (the “Plan”) is to further the long term stability and financial success of CarMax, Inc. (the “Company”) by attracting and retaining key employees of the Company through the use of stock incentives. It is believed that ownership of Company Stock will stimulate the efforts of those employees upon whose judgment and interest the Company is and will be largely dependent for the successful conduct of its business. It is also believed that Incentive Awards granted to employees under this Plan will strengthen their desire to remain with the Company and will further the identification of those employees’ interests with those of the Company’s shareholders.

2.    Definitions.    As used in the Plan, the following terms have the meanings indicated:

(a)    “Act” means the Securities Exchange Act of 1934, as amended.

(b)    “Applicable Withholding Taxes” means the minimum aggregate amount of federal, state and local income and payroll taxes that the Company is required by applicable law to withhold in connection with any Incentive Award.

(c)    “Board” means the Board of Directors of the Company.

(d)    “Change of Control” means the occurrence of either of the following events: (i) a third person, including a “group” as defined in section 13(d)(3) of the Act, becomes, or obtains the right to become, the beneficial owner of Company securities having 20% or more of the combined voting power of the then outstanding securities of the Company that may be cast for the election of directors to the Board of the Company (other than as a result of an issuance of securities initiated by the Company in the ordinary course of business); or (ii) as the result of, or in connection with, any cash tender or exchange offer, merger or other business combination, sale of assets or contested election, or any combination of the foregoing transactions, the persons who were directors of the Company before such transactions shall cease to constitute a majority of the Board or of the board of directors of any successor to the Company.

(e)    “Code” means the Internal Revenue Code of 1986, as amended. A reference to any provision of the Code shall include reference to any successor or replacement provision of the Code.

(f)    “Committee” means the committee appointed by the Board as described under Section 14.

(g)    “Company” means CarMax, Inc., a Virginia corporation.

(h)    “Company Stock” means the common stock of the Company. In the event of a change in the capital structure of the Company, the shares resulting from such a change shall be deemed to be Company Stock within the meaning of the Plan.

(i)    “Date of Grant” means the date on which an Incentive Award is granted by the Committee.

(j)    “Disability” or “Disabled” means, as to an Incentive Stock Option, a Disability within the meaning of Code section 22(e)(3). As to all other forms of Incentive Awards, the Committee shall determine whether a Disability exists and such determination shall be conclusive.

(k)    “Fair Market Value” means, for any given date, the fair market value of the Company Stock as of such date, as determined by the Committee based on the then prevailing prices of the Company Stock on the exchange on which it generally has the greatest trading volume.

(l)    “Incentive Award” means, collectively, the award of an Option, Stock Appreciation Right, or Restricted Stock under the Plan.

(m)    “Incentive Stock Option” means an Option intended to meet the requirements of, and qualify for favorable federal income tax treatment under, Code section 422.

(n)    “Mature Shares” means shares of Company Stock for which the holder thereof has good title, free and clear of all liens and encumbrances and which such holder either (i) has held for at least six (6) months or (ii) has purchased on the open market.

(o)    “Nonstatutory Stock Option” means an Option that does not meet the requirements of Code section 422 or, even if meeting the requirements of Code section 422, is not intended to be an Incentive Stock Option and is so designated.

(p)    “Option” means a right to purchase Company Stock granted under Section 7 of the Plan, at a price determined in accordance with the Plan.

(q)    “Parent” means, with respect to any corporation, a parent of that corporation within the meaning of Code section 424(e).

(r)    “Participant” means any employee who receives an Incentive Award under the Plan.

(s)    “Reload Feature” means a feature of an Option described in a Participant’s stock option agreement that authorizes the automatic grant of a Reload Option in accordance with the provisions of Section 9(e).

(t)    “Reload Option” means an Option automatically granted to a Participant equal to the number of shares of Mature Shares delivered by the Participant in payment of the exercise price of an Option having a Reload Feature.

(u)    “Restricted Stock” means Company Stock awarded upon the terms and subject to the restrictions set forth in Section 6.

(v)    “Restricted Stock Award” means an award of Restricted Stock granted under the Plan.

(w)    “Rule 16b-3” means Rule 16b-3 adopted pursuant to section 16(b) of the Act. A reference in the Plan to Rule 16b-3 shall include a reference to any corresponding rule (or number redesignation) of any amendments to Rule 16b-3 adopted after the effective date of the Plan’s adoption.

(x)    “Stock Appreciation Right” means a right to receive amounts from the Company awarded upon the terms and subject to the restrictions set forth in Section 8.

(y)    “Subsidiary” means, with respect to any corporation, a subsidiary of that corporation within the meaning of Code section 424(f).

(z)    “10% Shareholder” means a person who owns, directly or indirectly, stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary of the Company. Indirect ownership of stock shall be determined in accordance with Code section 424(d).

3.    General.    Incentive Awards may be granted under the Plan in the form of Options, Stock Appreciation Rights, and Restricted Stock. Options granted under the Plan may be Incentive Stock Options or Nonstatutory Stock Options. The provisions of the Plan referring to Rule 16b-3 shall apply only to Participants who are subject to section 16 of the Act.

4.    Stock.    Subject to Section 13 of the Plan, there shall be reserved for issuance under the Plan an aggregate of 10,000,000 shares of Company Stock, which shall be authorized, but unissued shares. Subject to Section 13 of the Plan, no more than 1,500,000 shares of Company Stock may be allocated to the Incentive Awards that are granted to any one employee during any single calendar year. Shares of Company Stock that have not been issued under the Plan and that are allocable to Incentive Awards or portions thereof that expire or otherwise terminate unexercised may again be subjected to an Incentive Award under the Plan. Similarly, if any shares of Restricted Stock issued pursuant to the Plan are reacquired by the Company as a result of a forfeiture of such shares pursuant to the Plan, such shares may again be subjected to an Incentive Award under the Plan. For purposes of determining the number of shares of Company Stock that are available for Incentive Awards under the Plan, such number shall include the number of shares of Company Stock under an Incentive Award surrendered by a Participant or retained by the Company in payment of Applicable Withholding Taxes.

5.    Eligibility.

(a)    All present and future employees of the Company (or any Parent or Subsidiary of the Company, whether now existing or hereafter created or acquired) shall be eligible to receive Incentive Awards under the Plan. The Committee shall have the power and complete discretion, as provided in Section 14, to select which employees shall receive Incentive Awards and to determine for each such Participant the terms and conditions, the nature of the award and the number of shares to be allocated to each Participant as part of each Incentive Award.

(b)    The grant of an Incentive Award shall not obligate the Company or any Parent or Subsidiary of the Company to pay a Participant any particular amount of remuneration, to continue the employment of the Participant after the grant or to make further grants to the Participant at any time thereafter.

6.    Restricted Stock Awards.

(a)    Whenever the Committee deems it appropriate to grant a Restricted Stock Award, notice shall be given to the Participant stating the number of shares of Restricted Stock for which the Restricted Stock Award is granted and the terms and conditions to which the Restricted Stock Award is subject. This notice may be given in writing or in electronic form and shall be the award agreement between the Company and the Participant. A Restricted Stock Award may be made by the Committee in its discretion without cash consideration.

(b)    Restricted Stock issued pursuant to the Plan shall be subject to the following restrictions:

(i)    None of such shares may be sold, assigned, transferred, pledged, hypothecated, or otherwise encumbered or disposed of until the restrictions on such shares shall have lapsed or shall have been removed pursuant to paragraph (d) or (e) below.

(ii)    The restrictions on such shares must remain in effect and may not lapse for a period of three years beginning on the Date of Grant, except as provided under paragraph (d) or (e) in the case of Disability, retirement, death or a Change in Control.

(iii)    If a Participant ceases to be employed by the Company or a Parent or Subsidiary of the Company, the Participant shall forfeit to the Company any shares of Restricted Stock, the restrictions on which shall not have lapsed or shall not have been removed pursuant to paragraph (d) or (e) below, on the date such Participant shall cease to be so employed.

(iv)     The Committee may establish such other restrictions on such shares that the Committee deems appropriate, including, without limitation, events of forfeiture.

(c)     Upon the acceptance by a Participant of a Restricted Stock Award, such Participant shall, subject to the restrictions set forth in paragraph (b) above, have all the rights of a shareholder with respect to the shares of Restricted Stock subject to such Restricted Stock Award, including, but not limited to, the right to vote such shares of Restricted Stock and the right to receive all dividends and other distributions paid thereon. Certificates representing Restricted Stock shall bear a legend referring to the restrictions set forth in the Plan and the Participant’s award agreement. If shares of Restricted Stock are issued without certificates, notice of the restrictions set forth in the Plan and the Participant’s Award Agreement must be given to the shareholder in the manner required by law.

(d)     The Committee shall establish as to each Restricted Stock Award the terms and conditions upon which the restrictions set forth in paragraph (b) above shall lapse. Such terms and conditions may include, without limitation, the lapsing of such restrictions as a result of the Disability, death or retirement of the Participant or the occurrence of a Change of Control.

(e)     Notwithstanding the forfeiture provisions of paragraph (b)(iii) above, the Committee may at any time, in its sole discretion, accelerate the time at which any or all restrictions will lapse or remove any and all such restrictions.

(f)    Each Participant shall agree at the time his Restricted Stock Award is granted, and as a condition thereof, to pay to the Company or make arrangements satisfactory to the Company regarding the payment to the Company of, Applicable Withholding Taxes. Until such amount has been paid or arrangements satisfactory to the Company have been made, no stock certificates free of a legend reflecting the restrictions set forth in paragraph (b) above shall be issued to such Participant. If Restricted Stock is being issued to a Participant without the use of a stock certificate, the restrictions set forth in paragraph (b) shall be communicated to the shareholder in the manner required by law. As an alternative to making a cash payment to the Company to satisfy Applicable Withholding Taxes, if the grant so provides, or the Committee by separate action so permits, the Participant may elect to (i) deliver Mature Shares or (ii) have the Company retain that number of shares of Company Stock that would satisfy all or a specified portion of the Applicable Withholding Taxes. Any such election shall be made only in accordance with procedures established by the Committee. The Committee has the express authority to change any election procedure it establishes at any time.

7.    Stock Options.

(a)    Whenever the Committee deems it appropriate to grant Options, notice shall be given to the eligible employee stating the number of shares for which Options are granted, the Option price per share, whether the Options are Incentive Stock Options or Nonstatutory Stock Options, the extent, if any, to which Stock Appreciation Rights are granted, and the conditions to which the grant and exercise of the Options are subject. This notice may be given in writing or in electronic form and shall be the stock option agreement between the Company and the eligible employee.

(b)    The exercise price of shares of Company Stock covered by an Incentive Stock Option shall be not less than 100% of the Fair Market Value of such shares on the Date of Grant; provided that if an Incentive Stock Option is granted to an employee who, at the time of the grant, is a 10% Shareholder, then the exercise price of the shares covered by the Incentive Stock Option shall be not less than 110% of the Fair Market Value of such shares on the Date of Grant.

(c)    The exercise price of shares of Company Stock covered by a Nonstatutory Stock Option shall be not less than 100% of the Fair Market Value of such shares on the Date of Grant.

(d)    Options may be exercised in whole or in part at such times as may be specified by the Committee in the Participant’s stock option agreement; provided that the exercise provisions for Incentive Stock Options shall in all events not be more liberal than the following provisions:

(i)    No Incentive Stock Option may be exercised after the first to occur of:

(x)    Ten years (or, in the case of an Incentive Stock Option granted to a 10% Shareholder, five years) from the Date of Grant,

(y)    Three months following the date of the Participant’s termination of employment with the Company and any Parent or Subsidiary of the Company for reasons other than death or Disability; or

(z)    One year following the date of the Participant’s termination of employment by reason of death or Disability.

(ii)    Except as otherwise provided in this paragraph, no Incentive Stock Option may be exercised unless the Participant is employed by the Company or a Parent or Subsidiary of the Company at the time of the exercise and has been so employed at all times since the Date of Grant. If a Participant’s employment is terminated other than by reason of death or Disability at a time when the Participant holds an Incentive Stock Option that is exercisable (in whole or in part), the Participant may exercise any or all of the then exercisable portion of the Incentive Stock Option (to the extent exercisable on the date of termination) within three months after the Participant’s termination of employment. If a Participant’s employment is terminated by reason of his Disability at a time when the Participant holds an Incentive Stock Option that is exercisable (in whole or in part), the Participant may exercise any or all of the then exercisable portion of the Incentive Stock Option (to the extent exercisable on the date of Disability) within one year after the Participant’s termination of employment. If a Participant’s employment is terminated by reason of his death at a time when the Participant holds an Incentive Stock Option that is exercisable (in whole or in part), the then exercisable portion of the Incentive Stock Option may be exercised (to the extent exercisable on the date of death) within one year after the Participant’s death by the person to whom the Participant’s rights under the Incentive Stock Option shall have passed by will or by the laws of descent and distribution.

(iii)    An Incentive Stock Option, by its terms, shall be exercisable in any calendar year only to the extent that the aggregate Fair Market Value (determined at the Date of Grant) of the Company Stock with respect to which Incentive Stock Options are exercisable for the first time during the calendar year does not exceed $100,000 (the “Limitation Amount”). Incentive Stock Options granted under the Plan and all other plans of the Company and any Parent or Subsidiary of the Company shall be aggregated for purposes of determining whether the Limitation Amount has been exceeded. The Committee may impose such conditions as it deems appropriate on an Incentive Stock Option to ensure that the foregoing requirement is met. If Incentive Stock Options that first become exercisable in a calendar year exceed the Limitation Amount, the excess Options will be treated as Nonstatutory Stock Options to the extent permitted by law.

(e)    The Committee may, in its discretion, grant Options that by their terms become fully exercisable upon a Change of Control notwithstanding other conditions on exercisability in the stock option agreement, and, in such event, paragraph (e) shall not apply.

8.    Stock Appreciation Rights.

(a)    Whenever the Committee deems it appropriate, Stock Appreciation Rights may be granted in connection with all or any part of an Option, either concurrently with the grant of the Option or, if the Option is a Nonstatutory Stock Option, by an amendment to the Option at any time thereafter during the term of the Option. Stock Appreciation Rights may be exercised in whole or in part at such times and under such conditions as may be specified by the Committee in the Participant’s stock option agreement. The following provisions apply to all Stock Appreciation Rights that are granted in connection with Options:

(i)    Stock Appreciation Rights shall entitle the Participant, upon exercise of all or any part of the Stock Appreciation Rights, to surrender to the Company unexercised that portion of the underlying Option relating to the same number of shares of Company Stock as is covered by the Stock Appreciation Rights (or the portion of the Stock Appreciation Rights so exercised) and to receive in exchange from the Company an amount equal to the excess of (x) the Fair Market Value on the date of exercise of the Company Stock covered by the surrendered portion of the underlying Option over (y) the exercise price of the Company Stock covered by the surrendered portion of the underlying Option. The Committee may limit the amount that the Participant will be entitled to receive upon exercise of the Stock Appreciation Right.

(ii)    Upon the exercise of a Stock Appreciation Right and surrender of the related portion of the underlying Option, the Option, to the extent surrendered, shall not thereafter be exercisable.

(iii)    The Committee may, in its discretion, grant Stock Appreciation Rights in connection with Options which by their terms become fully exercisable upon a Change of Control, which Stock Appreciation Rights shall only be exercisable following a Change of Control. The underlying Option may provide that such Stock Appreciation Rights shall be payable solely in cash. The terms of the underlying Option shall provide the method by which Fair Market Value of the Company Stock on the date of exercise shall be calculated based on one of the following alternatives:

(x)    the closing price of the Company Stock on the exchange on which it is then traded on the business day immediately preceding the day of exercise;

(y)    the highest closing price of the Company Stock on the exchange on which it is then traded, during the 90 days immediately preceding the Change of Control; or

(z)    the greater of (x) or (y).

(iv)    Subject to any further conditions upon exercise imposed by the Committee, a Stock Appreciation Right shall be exercisable only to the extent that the related Option is exercisable, and shall expire no later than the date on which the related Option expires.

(v)    A Stock Appreciation Right may only be exercised at a time when the Fair Market Value of the Company Stock covered by the Stock Appreciation Right exceeds the exercise price of the Company Stock covered by the underlying Option.

(b)    Whenever the Committee deems it appropriate, Stock Appreciation Rights may be granted without related Options. The terms and conditions of the award shall be set forth in a Stock Appreciation Rights agreement between the Company and the Participant in written or electronic form. The following provisions apply to all Stock Appreciation Rights that are granted without related Options:

(i)    Stock Appreciation Rights shall entitle the Participant, upon the exercise of all or any part of the Stock Appreciation Rights, to receive from the Company an amount equal to the excess of (x) the Fair Market Value on the date of exercise of the Company Stock covered by the surrendered Stock Appreciation Rights over (y) the Fair Market Value on the Date of Grant of the Company Stock covered by the Stock Appreciation Rights. The Committee may limit the amount that the Participant may be entitled to receive upon exercise of the Stock Appreciation Right.

(ii)    Stock Appreciation Rights shall be exercisable, in whole or in part, at such times as the Committee shall specify in the Participant’s Stock Appreciation Rights agreement.

(c)    The manner in which the Company’s obligation arising upon the exercise of a Stock Appreciation Right shall be paid shall be determined by the Committee and shall be set forth in the Participant’s stock option agreement (if the Stock Appreciation Rights are related to an Option) or Stock Appreciation Rights agreement. The Committee may provide for payment in Company Stock or cash, or a fixed combination of Company Stock or cash, or the Committee may reserve the right to determine the manner of payment at the time the Stock Appreciation Right is exercised. Shares of Company Stock issued upon the exercise of a Stock Appreciation Right shall be valued at their Fair Market Value on the date of exercise.

9.    Method of Exercise Of Options And Stock Appreciation Rights.

(a)    Options and Stock Appreciation Rights may be exercised by the employee by giving notice of the exercise to the Company, stating the number of shares the employee has elected to purchase under the Option or the number of Stock Appreciation Rights he has elected to exercise. In the case of a purchase of shares under an Option, such notice shall be effective only if accompanied by the exercise price in full paid in cash; provided that, if the terms of an Option so permit, or the Committee by separate action so permits, the employee may (i) deliver Mature Shares (valued at their Fair Market Value on the date of exercise) in satisfaction of all or any part of the exercise price, (ii) deliver a properly executed exercise notice together with irrevocable instructions to a broker to deliver promptly to the Company, from the sale or loan proceeds with respect to the sale of Company Stock or a loan secured by Company Stock, the amount necessary to pay the exercise price and, if required by the Committee, Applicable Withholding Taxes, or (iii) deliver an interest bearing promissory note, payable to the Company, in payment of all or part of the exercise price together with such collateral as may be required by the Committee at the time of exercise. The interest rate under any such promissory note shall be equal to the minimum interest rate required at the time to avoid imputed interest under the Code. The employee shall not be entitled to make payment of the exercise price other than in cash unless provisions for an alternative payment method are included in the employee’s stock option agreement or are agreed to in writing by the Company with the approval of the Committee prior to exercise of the Option.

(b)    The Company may place on any certificate representing Company Stock issued upon the exercise of an Option or a Stock Appreciation Right any legend deemed desirable by the Company’s counsel to comply with federal or state securities laws, and the Company may require of the employee a customary written indication of his investment intent. Until the employee has made any required payment, including any Applicable Withholding Taxes, and has had issued to him a certificate for the shares of Company Stock acquired, he shall possess no shareholder rights with respect to the shares.

(c)    Each Participant shall agree as a condition of the exercise of an Option or a Stock Appreciation Right to pay to the Company Applicable Withholding Taxes, or make arrangements satisfactory to the Company regarding the payment to the Company of such amounts. Until Applicable Withholding Taxes have been paid or arrangements satisfactory to the Company have been made, no stock certificate shall be issued upon the exercise of an Option or a Stock Appreciation Right.

As an alternative to making a cash payment to the Company to satisfy Applicable Withholding Taxes if the Option or Stock Appreciation Rights agreement so provides, or the Committee by separate action so provides, a Participant may elect to (i) deliver Mature Shares or (ii) have the Company retain that number of shares of Company Stock that would satisfy all or a specified portion of the Applicable Withholding Taxes. Any such election shall be made only in accordance with procedures established by the Committee.

(d)    Notwithstanding anything herein to the contrary, if the Company is subject to section 16 of the Act, Options and Stock Appreciation Rights shall always be granted and exercised in such a manner as to conform to the provisions of Rule 16b-3.

(e)    If a Participant exercises an Option that has a Reload Feature by delivering Mature Shares in payment of the exercise price, the Participant shall automatically be granted a Reload Option. At the time the Option with a Reload Feature is awarded, the Committee may impose such restrictions on the Reload Option as it deems appropriate, but in any event the Reload Option shall be subject to the following restrictions:

(i)    The exercise price of shares of Company Stock covered by a Reload Option shall be not less than 100% of the Fair Market Value of such shares on the Date of Grant of the Reload Option;

(ii)    If and to the extent required by Rule 16b-3, or if so provided in the Option agreement, a Reload Option shall not be exercisable within the first six months after it is granted; provided that, subject to the terms of the Participant’s stock option agreement, this restriction shall not apply if the Participant becomes Disabled or dies during the six-month period;

(iii)    The Reload Option shall be subject to the same restrictions on exercisability imposed on the underlying Option (possessing the Reload Feature) that was exercised unless the Committee specifies different limitations;

(iv)    The Reload Option shall not be exercisable until the expiration of any retention holding period imposed on the disposition of any shares of Company Stock covered by the underlying Option (possessing the Reload Feature) that was exercised; and

(v)    The Reload Option shall not have a Reload Feature.

10.    Nontransferability of Incentive Awards.    Incentive Awards shall not be transferable unless so provided in the award agreement or an amendment to the award agreement. Options and Stock Appreciation Rights which are intended to be exempt under Rule 16b-3 (to the extent required by Rule 16b-3 at the time of grant or amendment of the award agreement), by their terms, shall not be transferable by the Participant except by will or by the laws of descent and distribution and shall be exercisable, during the Participant’s lifetime, only by the Participant or by his guardian or legal representative. Notwithstanding the foregoing, the Committee, in its sole discretion, may provide for transferability of particular Incentive Awards so long as such transferability will not disqualify the exemption under Rule 16b-3 for other Incentive Awards.

11.    Effective Date of the Plan and Transition.

(a) This Plan shall be effective as of the date of separation between the Company and Circuit City Stores, Inc., and shall be submitted to the shareholders of Circuit City Stores, Inc. for approval prior to the separation. No Option or Stock Appreciation Right shall be exercisable and no Company Stock shall be issued under the Plan until (i) the Plan has been approved by shareholders, (ii) shares issuable under the Plan have been registered with the Securities and Exchange Commission and accepted for listing on the New York Stock Exchange upon notice of issuance, and (iii) the requirements of any applicable state securities laws have been met.

(b) As of the date of separation between the Company and Circuit City Stores, Inc., this Plan shall assume obligations, including outstanding awards, from the Circuit City Stores, Inc. 1988 Stock Incentive Plan and the Circuit City Stores, Inc. 1994 Stock Incentive Plan with respect to employees of the Company or otherwise, to the extent provided in an agreement between the Company and Circuit City Stores, Inc.

12.    Termination, Modification, Change.    If not sooner terminated by the Board, this Plan shall terminate at the close of business on the day immediately preceding the tenth anniversary of the date of separation between the Company and Circuit City Stores, Inc. No Incentive Awards shall be granted under the Plan after its termination. The Board may terminate the Plan or may amend the Plan in such respects as it shall deem advisable; provided that, if and to the extent required by the Code or Rule 16b-3, no change shall be made that increases the total number of shares of Company Stock reserved for issuance pursuant to Incentive Awards granted under the Plan (except pursuant to Section 13), expands the class of persons eligible to receive Incentive Awards, materially increases the benefits accruing to Participants under the Plan or permits repricing of Options unless such change is authorized by the shareholders of the Company. Notwithstanding the foregoing, the Board may unilaterally amend the Plan and Incentive Awards as it deems appropriate to ensure compliance with Rule 16b-3 and to cause Incentive Awards to meet the requirements of the Code, including Code sections 162(m) and 422, and regulations thereunder. Except as provided in the preceding sentence, a termination or amendment of the Plan shall not, without the consent of the Participant, adversely affect a Participant’s rights under an Incentive Award previously granted to him.

13.    Change in Capital Structure.

(a)    In the event of a stock dividend, stock split or combination of shares, recapitalization, merger in which the Company is the surviving corporation, reorganization, reincorporation, consolidation, or other change in the Company’s capital stock without the receipt of consideration by the Company (including, but not limited to, the creation or issuance to shareholders generally of rights, options or warrants for the purchase of common stock or preferred stock of the Company), the number and kind of shares of stock or securities of the Company to be subject to the Plan and to Incentive Awards then outstanding or to be granted thereunder, the aggregate and individual maximum number of shares or securities which may be delivered under the Plan pursuant to Section 4, and the exercise price and other terms and relevant provisions of Incentive Awards shall be appropriately adjusted by the Committee, whose determination shall be binding on all persons. If the adjustment would produce fractional shares with respect to any Restricted Stock or unexercised Option or Stock Appreciation Right, the Committee may adjust appropriately the number of shares covered by the Incentive Award so as to eliminate the fractional shares.

(b)    If the Company is a party to a consolidation or merger in which the Company is not the surviving corporation, a transaction that results in the acquisition of substantially all of the Company’s outstanding stock by a single person or entity, or a sale or transfer of substantially all of the Company’s assets, the Committee may take such actions with respect to outstanding Incentive Awards as the Committee deems appropriate.

(c) Any determination made or action taken under this Section 13 by the Committee shall be final and conclusive and may be made or taken without the consent of any Participant.

14.    Administration Of The Plan.    The Plan shall be administered by a Committee, which shall be appointed by the Board, consisting of not less than three members of the Board. Subject to paragraph (e) below, the Committee shall be the Compensation Committee of the Board unless the Board shall appoint another Committee to administer the Plan. The Committee shall have general authority to impose any limitation or condition upon an Incentive Award that the Committee deems appropriate to achieve the objectives of the Incentive Award and the Plan and, without limitation and in addition to powers set forth elsewhere in the Plan, shall have the following specific authority:

(a)    The Committee shall have the power and complete discretion to determine (i) which eligible employees shall receive an Incentive Award and the nature of the Incentive Award, (ii) the number of shares of Company Stock to be covered by each Incentive Award, (iii) whether Options shall be Incentive Stock Options or Nonstatutory Stock Options, (iv) when, whether and to what extent Stock Appreciation Rights shall be granted in connection with Options, (v) the Fair Market Value of Company Stock, (vi) the time or times when an Incentive Award shall be granted, (vii) whether an Incentive Award shall become vested over a period of time and when it shall be fully vested, (viii) when Options or Stock Appreciation Rights may be exercised, (ix) whether a Disability exists, (x) the manner in which payment will be made upon the exercise of Options or Stock Appreciation Rights, (xi) conditions relating to the length of time before disposition of Company Stock received upon the exercise of Options or Stock Appreciation Rights is permitted, (xii) whether to approve a Participant’s election (A) to deliver Mature Shares to satisfy Applicable Withholding Taxes or (B) to have the Company withhold from the shares to be issued upon the exercise of a Nonstatutory Stock Option or a Stock Appreciation Right the number of shares necessary to satisfy Applicable Withholding Taxes (xiii) the terms and conditions applicable to Restricted Stock Awards, (xiv) the terms and conditions on which restrictions upon Restricted Stock shall lapse, (xv) whether to accelerate the time at which any or all restrictions with respect to Restricted Stock will lapse or be removed, (xvi) notice provisions relating to the sale of Company Stock acquired under the Plan, and (xvii) any additional requirements relating to Incentive Awards that the Committee deems appropriate. Notwithstanding the foregoing, no “tandem stock options” (where two stock options are issued together and the exercise of one option affects the right to exercise the other option) may be issued in connection with Incentive Stock Options. The Committee shall have the power to amend the terms of previously granted Incentive Awards so long as the terms as amended are consistent with the terms of the Plan and provided that the consent of the Participant is obtained with respect to any amendment that would be detrimental to the Participant, except that such consent will not be required if such amendment is for the purpose of complying with Rule 16b-3 or any requirement of the Code applicable to the Incentive Award.

(b)    The Committee may adopt rules and regulations for carrying out the Plan. The interpretation and construction of any provision of the Plan by the Committee shall be final and conclusive. The Committee may consult with counsel, who may be counsel to the Company, and shall not incur any liability for any action taken in good faith in reliance upon the advice of counsel.
(c)    A majority of the members of the Committee shall constitute a quorum, and all actions of the Committee shall be taken by a majority of the members present. Any action may be taken by a written instrument signed by all of the members, and any action so taken shall be fully effective as if it had been taken at a meeting.

(d)    The Board from time to time may appoint members previously appointed and may fill vacancies, however caused, in the Committee. If a Committee of the Board is appointed to serve as the Committee, such Committee shall have, in connection with the administration of the Plan, the powers possessed by the Board, including the power to delegate a subcommittee of the administrative powers the Committee is authorized to exercise, subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board.

(e)    All members of the Committee must be “outside directors” as described in Code section 162(m). In addition, all members of the Committee must be “non-employee directors” as defined in Rule 16b-3.

15.    Notice.    All notices and other communications required or permitted to be given under this Plan shall be in writing and shall be deemed to have been duly given if delivered personally or mailed first class, postage prepaid, as follows:

(a)    If to the Company—at its principal business address to the attention of the Secretary;

(b) If to any Participant — at the last address of the Participant known to the sender at the time the notice or other communication is sent.

16.    Shareholder Rights.    No Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Company Stock subject to an Incentive Award unless and until such Participation has satisfied all requirements under the terms of the Incentive Award.

17.    No Employment or Other Service Rights.    Nothing in the Plan or any instrument executed or Incentive Award granted under the Plan shall confer upon any Participant any right to continue to serve the Company (or a Parent or Subsidiary of the Company) in the capacity in effect at the time the Incentive Award was granted or shall affect the right of the Company (or a Parent or Subsidiary of the Company) to terminate (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant’s agreement with the Company (or a Parent or Subsidiary of the Company), or (iii) the service of a Non-Employee Director pursuant to the bylaws of the Company (or a Parent or Subsidiary of the Company), and any applicable provisions of the corporate law of the state in which the Company (or a Parent or Subsidiary of the Company) is incorporated, as the case may be.

18.    Interpretation.    The terms of the Plan shall be governed by the laws of the Commonwealth of Virginia, without regard to conflict of law provisions at any jurisdiction. The terms of this Plan are subject to all present and future regulations and rulings of the Secretary of the Treasury or his delegate relating to the qualification of Incentive Stock Options under the Code. If any provision of the Plan conflicts with any such regulation or ruling, then that provision of the Plan shall be void and of no effect. As to all Incentive Stock Options and all Nonstatutory Stock Options with an exercise price of at least 100% of Fair Market Value of the Company Stock on the Date of Grant, this Plan shall be interpreted for such Options to be excluded from applicable employee remuneration for purposes of Code section 162(m).

IN WITNESS HEREOF, this instrument has been executed this      day of                                 , 2002.

CARMAX, INC.

By:

ANNEX J

CARMAX, INC. 2002 NON-EMPLOYEE DIRECTORS
STOCK INCENTIVE PLAN

1.    Purpose.    The purpose of this CarMax, Inc. 2002 Non-Employee Directors Stock Incentive Plan (the “Plan”) is to encourage ownership in CarMax, Inc. (the “Company”) by non-employee members of the Board of Directors of the Company, in order to promote long-term shareholder value and to provide non-employee directors with an incentive to continue as directors of the Company.

2.    Definitions.    As used in the Plan, the following terms have the meanings indicated:

(a)    “Act” means the Securities Exchange Act of 1934, as amended.

(b)    “Board” means the Board of Directors of the Company.

(c)    “Change of Control” means the occurrence of either of the following events: (i) a third person, including a “group” as defined in section 13(d)(3) of the Act, becomes, or obtains the right to become, the beneficial owner of Company securities having 20% or more of the combined voting power of the then outstanding securities of the Company that may be cast for the election of directors to the Board of the Company (other than as a result of an issuance of securities initiated by the Company in the ordinary course of business); or (ii) as the result of, or in connection with, any cash tender or exchange offer, merger or other business combination, sale of assets or contested election, or any combination of the foregoing transactions, the persons who were directors of the Company before such transactions shall cease to constitute a majority of the Board or of the board of directors of any successor to the Company.

(d)    “Code” means the Internal Revenue Code of 1986, as amended.

(e)    “Company” means CarMax, a Virginia corporation.

(f)    “Company Stock” means shares of CarMax Common Stock subject to the limits of Section 4. Such shares shall be subject to adjustment as provided in Section 14.

(g)    “Date of Grant” means the date on which an Incentive Award is granted by the Board.

(h)    “Disability” or “Disabled” means a disability as determined by the Board.

(i)    “Fair Market Value” means, for any given date, the fair market value of the Company Stock as of such date, as determined by the Board based on the then prevailing prices of the Company Stock on the exchange on which it generally has the greatest trading volume.

(j)    “Incentive Award” means, collectively, the award of an Option, Stock Appreciation Right, Restricted Stock, or Stock Grants under the Plan.

(k)    “Nonstatutory Stock Option” means an Option that does not meet the requirements of Code section 422 or, even if meeting the requirements of Code section 422, is not intended to be an incentive stock option under Code section 422 and is so designated.

(l)    “Option” means a right to purchase Company Stock granted under the Plan, at a price determined in accordance with the Plan.

(m)    “Participant” means any non-employee member of the Board who receives an Incentive Award under the Plan.

(n)    “Restricted Stock” means Company Stock awarded upon the terms and subject to the restrictions set forth in Section 6.

(o)    “Restricted Stock Award” means an award of Restricted Stock granted under the Plan.

(p)    “Rule 16b-3” means Rule 16b-3 adopted pursuant to section 16(b) of the Act. A reference in the Plan to Rule 16b-3 shall include a reference to any corresponding rule (or number redesignation) of any amendments to Rule 16b-3 adopted after the effective date of the Plan’s adoption.

(q)    “Stock Appreciation Right” means a right to receive amounts from the Company awarded upon the terms and subject to the restrictions set forth in Section 8.

(r)    “Stock Grant” means Company Stock awarded without restrictions in accordance with Section 9.

3.    General.    Incentive Awards may be granted under the Plan in the form of Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, and Stock Grants.

4.    Stock.    Subject to Section 14 of the Plan, there shall be reserved for issuance under the Plan (i) an aggregate of 100,000 shares of CarMax Common Stock, which shall be authorized, but unissued shares. Shares of CarMax Common Stock that have not been issued and allocated to options or portions thereof that expire or otherwise terminate unexercised may be subjected to an Incentive Award under the Plan. Shares of a series of Company Stock that have not been issued under the Plan and that are allocable to Incentive Awards or portions thereof that expire or otherwise terminate unexercised may again be subjected to an Incentive Award under the Plan relating to shares of the same series of Company Stock. Similarly, if any shares of Restricted Stock issued pursuant to the Plan are reacquired by the Company as a result of a forfeiture of such shares pursuant to the Plan, such shares may again be subjected to an Incentive Award under the Plan relating to shares of the same series of Company Stock as those reacquired.

5.    Eligibility.

(a)    Each director of the Company who is not a full-time employee of the Company or any parent or subsidiary of the Company shall be eligible to receive Incentive Awards under the Plan. The Board shall have the power and complete discretion, as provided in Section 15, to select which directors shall receive Incentive Awards and to determine for each such Participant the terms and conditions, the nature of the award and the number of shares to be allocated to each Participant as part of each Incentive Award.

(b)    The grant of an Incentive Award shall not obligate the Company to pay a Participant any particular amount of remuneration or to make further grants to the Participant at any time thereafter.

6.    Restricted Stock Awards.

(a)    Whenever the Board deems it appropriate to grant a Restricted Stock Award, notice shall be given to the Participant stating the number of shares of Restricted Stock for which the Restricted Stock Award is granted and the terms and conditions to which the Restricted Stock Award is subject. This notice shall become an award agreement between the Company and the Participant. A Restricted Stock Award may be made by the Board in its discretion without cash consideration.

(b)    Restricted Stock issued pursuant to the Plan shall be subject to the following restrictions:

(i)    None of such shares may be sold, assigned, transferred, pledged, hypothecated, or otherwise encumbered or disposed of until the restrictions on such shares shall have lapsed or shall have been removed pursuant to paragraph (d) or (e) below.

(ii)    The restrictions on such shares must remain in effect and may not lapse for a period of three years beginning on the date of grant, except as provided under paragraph (d) or (e) in the case of Disability, retirement, death or a Change in Control.

(iii)    If a Participant ceases to be a director of the Company, the Participant shall forfeit to the Company any shares of Restricted Stock, the restrictions on which shall not have lapsed or shall not have been removed pursuant to paragraph (d) or (e) below, on the date such Participant shall cease to serve as a member of the Board.

(iv)    The Board may establish such other restrictions on such shares that the Board deems appropriate, including, without limitation, events of forfeiture.

(c)    Upon the acceptance by a Participant of a Restricted Stock Award, such Participant shall, subject to the restrictions set forth in paragraph (b) above, have all the rights of a shareholder with respect to the shares of Restricted Stock subject to such Restricted Stock Award, including, but not limited to, the right to vote such shares of Restricted Stock and the right to receive all dividends and other distributions paid thereon. Certificates representing Restricted Stock shall bear a legend referring to the restrictions set forth in the Plan and the Participant’s award agreement. If shares of Restricted Stock are issued without certificates, notice of the restrictions set forth in the Plan and the Participant’s Award Agreement must be given to the shareholder in the manner required by law.

(d)    The Board shall establish as to each Restricted Stock Award the terms and conditions upon which the restrictions set forth in paragraph (b) above shall lapse. Such terms and conditions may include, without limitation, the lapsing of such restrictions as a result of the Disability, death or retirement of the Participant or the occurrence of a Change of Control.

(e)    Notwithstanding the forfeiture provisions of paragraph (b)(iii) above, the Board may at any time, in its sole discretion, accelerate the time at which any or all restrictions will lapse or remove any and all such restrictions.

7.    Stock Options.

(a)    Whenever the Board deems it appropriate to grant Options, notice shall be given to the eligible non-employee director stating the number of shares for which Options are granted, the Option price per share, the extent, if any, to which Stock Appreciation Rights are granted, and the conditions to which the grant and exercise of the Options are subject. This notice shall become a stock option agreement between the Company and the eligible non-employee director.

(b)    The exercise price of shares of Company Stock covered by a Nonstatutory Stock Option shall be not less than 100% of the Fair Market Value of such shares on the Date of Grant.

(c)    The Board may, in its discretion, grant Options that by their terms become fully exercisable Options may be exercised in whole or in part at such times as may be specified by the Board in the Participant’s stock option agreement.

(d)    Upon a Change of Control notwithstanding other conditions on exercisability in the stock option agreement.

8.    Stock Appreciation Rights.

(a)    Whenever the Board deems it appropriate, Stock Appreciation Rights may be granted. The terms and conditions of the award shall be set forth in a stock appreciation rights agreement between the Company and the Participant. The following provisions apply to all Stock Appreciation Rights that are granted:

(i)    Stock Appreciation Rights shall entitle the Participant, upon the exercise of all or any part of the Stock Appreciation Rights, to receive from the Company an amount equal to the excess of (x) the fair market value on the date of exercise of the Company Stock covered by the Stock Appreciation Rights over (y) the fair market value on the Date of Grant of the Company Stock covered by the Stock Appreciation Rights. The Board may limit the amount that the Participant may be entitled to receive upon exercise of the Stock Appreciation Right.

(ii)    Stock Appreciation Rights shall be exercisable, in whole or in part, at such times as the Board shall specify in the Participant’s stock appreciation rights agreement.

(b)    The manner in which the Company’s obligation arising upon the exercise of a Stock Appreciation Right shall be paid shall be determined by the Board and shall be set forth in the Participant’s stock appreciation rights agreement. The Board may provide for payment in Company Stock or cash, or a fixed combination of Company Stock or cash, or the Board may reserve the right to determine the manner of payment at the time the Stock Appreciation Right is exercised. Shares of Company Stock issued upon the exercise of a Stock Appreciation Right shall be valued at their Fair Market Value on the date of exercise.

9.    Stock Grants.

(a)    Whenever the Board deems it appropriate, a Stock Grant may be made to eligible non-employee directors. The Board shall have complete discretion to make such Stock Grants and may do so whenever it considers it appropriate.

(b)    Whenever the Board deems it appropriate, it may permit eligible non-employee directors to elect to receive a Stock Grant in lieu of retainer, meeting fees or other such fees to which such directors would otherwise be entitled. The Company Stock to be issued in connection with such a Stock Grant shall have a Fair Market Value equal to such fees otherwise payable, determined as of the date on which such payment of fees would otherwise become payable to such member of the Board.

10.    Method of Exercise of Options and Stock Appreciation Rights.

(a)    Options and Stock Appreciation Rights may be exercised by the Participant giving notice of the exercise to the Company, stating the number of shares the Participant has elected to purchase under the Option or the number of Stock Appreciation Rights he has elected to exercise. In the case of a purchase of shares under an Option, such notice shall be effective only if accompanied by the exercise price in full paid in cash; provided that, if the terms of an Option so permit, the Participant may: (i) deliver shares of Company Stock (valued at their Fair Market Value on the date of exercise) in satisfaction of all or any part of the exercise price; or (ii) deliver a properly executed exercise notice together with irrevocable instructions to a broker to deliver promptly to the Company, from the sale or loan proceeds with respect to the sale of Company Stock or a loan secured by Company Stock, the amount necessary to pay the exercise price. The Participant shall not be entitled to make payment of the exercise price other than in cash unless provisions for an alternative payment method are included in the Participant’s stock option agreement or are agreed to in writing by the Company with the approval of the Board prior to exercise of the Option.

(b)    Until the Participant has made any required payment, and has had issued to him a certificate for the shares of Company Stock acquired, he shall possess no shareholder rights with respect to the shares.

(c)    Notwithstanding anything herein to the contrary, if the Company is subject to section 16 of the Act, Options and Stock Appreciation Rights shall always be granted and exercised in such a manner as to conform to the provisions of Rule 16b-3.

(d)    Any shares of already owned Company Stock that are delivered by a Participant in satisfaction of all or any part of the exercise price of an Option shall be of the same series of Company Stock as the shares of Company Stock to which such Incentive Award relates.

11.    Transferability of Incentive Awards.    Nonstatutory Stock Options and Stock Appreciation Rights may be transferable by a Participant and exercisable by a person other than the Participant, but only to the extent specifically provided in the Incentive Award.

12.    Effective Date of the Plan and Transition.

(a)    This Plan shall be effective as of the date of separation between the Company and Circuit City Stores, Inc., and shall be submitted to the shareholders of Circuit City Stores, Inc. for approval prior to the separation. No Option or Stock Appreciation Right shall be exercisable and no Company Stock shall be issued under the Plan until (i) the Plan has been approved by the Company’s shareholders, (ii) shares issuable under the Plan have been registered with the Securities and Exchange Commission and accepted for listing on the New York Stock Exchange upon notice of issuance, and (iii) the requirements of any applicable state securities laws have been met.

(b)    As of the date of separation between the Company and Circuit City Stores, Inc., this Plan shall assume obligations, including outstanding awards, from the Circuit City Stores, Inc. Amended And Restated 1989 Non-Employee Directors Stock Option Plan, to the extent provided in an agreement between the Company and Circuit City Stores, Inc.

13.    Termination, Modification, Change.    If not sooner terminated by the Board, this Plan shall terminate at the close of business on the day immediately preceding the tenth anniversary of the separation between the Company and Circuit City Stores, Inc. No Incentive Awards shall be granted under the Plan after its termination. The Board may terminate the Plan or may amend the Plan in such respects as it shall deem advisable; provided that no change shall be made that increases the total number of shares of Company Stock reserved for issuance pursuant to Incentive Awards granted under the Plan (except pursuant to Section 14) or permit repricing of options, unless such change is authorized by the shareholders of the Company. Notwithstanding the foregoing, the Board may unilaterally amend the Plan and Incentive Awards as it deems appropriate to ensure compliance with Rule 16b-3. Except as provided in the preceding sentence, a termination or amendment of the Plan shall not, without the consent of the Participant, adversely affect a Participant’s rights under an Incentive Award previously granted to him.

14.    Change in Capital Structure.

(a)    The number of shares reserved for issuance under the Plan, the terms of Incentive Awards, and all computations under the Plan shall be appropriately adjusted by the Board should the Company effect one or more stock dividends, stock splits, subdivisions or consolidations of shares, or other similar changes in capitalization, or if the par value of Company Stock is altered. If the adjustment would produce fractional shares with respect to any unexercised Option, the Board may adjust appropriately the number of shares covered by the Option so as to eliminate the fractional shares.

(b)    If the Company is a party to a consolidation or merger in which the Company is not the surviving corporation, a transaction that results in the acquisition of substantially all of the Company’s outstanding stock by a single person or entity, or a sale or transfer of substantially all of the Company’s assets, the Board may take such actions with respect to outstanding Incentive Awards as the Board deems appropriate.

(c)    Any determination made or action taken under this Section 14 by the Board shall be final and conclusive and may be made or taken without the consent of any Participant.

15.    Administration of the Plan.    The Plan shall be administered by the Board. The Board shall have general authority to impose any limitation or condition upon an Incentive Award that the Board deems appropriate to achieve the objectives of the Incentive Award and the Plan and, without limitation and in addition to powers set forth elsewhere in the Plan, shall have the following specific authority:

(a)    The Board shall have the power and complete discretion to determine (i) which eligible non-employee directors shall receive an Incentive Award and the nature of the Incentive Award, (ii) the number of shares of Company Stock to be covered by each Incentive Award, (iii) when, whether and to what extent Stock Appreciation Rights shall be granted, (iv) the fair market value of Company Stock, (v) the time or times when an Incentive Award shall be granted, (vi) whether an Incentive Award shall become vested over a period of time and when it shall be fully vested, (vii) when Options and Stock Appreciation Rights may be exercised, (viii) whether a Disability exists, (ix) the manner in which payment will be made upon the exercise of Options or Stock Appreciation Rights, (x) conditions relating to the length of time before disposition of Company Stock received upon the exercise of Options or Stock Appreciation Rights is permitted, (xi) the terms and conditions applicable to Restricted Stock Awards, (xii) the terms and conditions on which restrictions upon Restricted Stock shall lapse, (xiii) whether to accelerate the time at which any or all restrictions with respect to Restricted Stock will lapse or be removed, (xiv) notice provisions relating to the sale of Company Stock acquired under the Plan, and (xv) any additional requirements relating to Incentive Awards that the Board deems appropriate. The Board shall have the power to amend the terms of previously granted Incentive Awards so long as the terms as amended are consistent with the terms of the Plan and provided that the consent of the Participant is obtained with respect to any amendment that would be detrimental to the Participant, except that such consent will not be required if such amendment is for the purpose of complying with Rule 16b-3.

(b)    The Board may adopt rules and regulations for carrying out the Plan. The interpretation and construction of any provision of the Plan by the Board shall be final and conclusive. The Board may consult with counsel, who may be counsel to the Company, and shall not incur any liability for any action taken in good faith in reliance upon the advice of counsel.

(c)    A majority of the members of the Board shall constitute a quorum, and all actions of the Board shall be taken by a majority of the members present. Any action may be taken by a written instrument signed by all of the members, and any action so taken shall be fully effective as if it had been taken at a meeting.

16.    Notice.    All notices and other communications required or permitted to be given under this Plan may be in writing and shall be deemed to have been duly given if delivered personally or mailed first class, postage prepaid, as follows:

(a)    If to the Company—at its principal business address to the attention of the Secretary;

(b)    If to any Participant—at the last address of the Participant known to the sender at the time the notice or other communication is sent.

17.    Miscellaneous.    By accepting any Incentive Award under the Plan, each Participant, and each person claiming under or through such person, shall be conclusively deemed to have given his or her acceptance and ratification of, and consent to, any action taken with respect thereto by the Company or the Board.

IN WITNESS HEREOF, this instrument has been executed this             day of             , 2002.

CARMAX, INC.

By:

CIRCUIT CITY STORES, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOR THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD SEPTEMBER 10, 2002.

The undersigned, having received the accompanying Notice of Special Meeting of Shareholders and Proxy Statement/Prospectus for the Special Meeting of Shareholders of Circuit City Stores, Inc. (the “Company”) to be held September 10, 2002 at 9:00 a.m., Richmond, Virginia time, hereby appoints W. Alan McCollough and Robert L. Burrus, Jr., and each of them, proxies, with full power of substitution, and hereby authorizes them to represent and vote the shares of Circuit City Group Common Stock and CarMax Group Common Stock of the Company that the undersigned would be entitled to vote if personally present at the Special Meeting of Shareholders of the Company and any adjournment thereof with full discretion to vote on any matter that may come before the Special Meeting, except that such shares shall be voted in accordance with the special instructions set forth below.

The Board of Directors Recommends a Vote FOR Items 1, 2, 3, 4 and 5.

(1)	Approval of the CarMax Separation Proposal (described in the Proxy Statement/Prospectus).

☐ FOR	☐ AGAINST	☐ ABSTAIN

(2)	Approval of the Clean-Up Amendment Proposal (described in the Proxy Statement/Prospectus).

☐ FOR	☐ AGAINST	☐ ABSTAIN

(3)	Approval of the CarMax, Inc. Annual Performance-Based Bonus Plan.

☐ FOR	☐ AGAINST	☐ ABSTAIN

(4)	Approval of the CarMax, Inc. 2002 Stock Incentive Plan.

☐ FOR	☐ AGAINST	☐ ABSTAIN

(5)	Approval of the CarMax, Inc. 2002 Non-employee Directors Stock Incentive Plan.

☐ FOR	☐ AGAINST	☐ ABSTAIN

IF YOU SPECIFY A CHOICE AS TO THE ACTION TO BE TAKEN ON AN ITEM, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH SUCH CHOICE. IF YOU DO NOT SPECIFY A CHOICE, IT WILL BE VOTED FOR ITEMS 1, 2, 3, 4 and 5.

Any proxy or proxies previously given for the meeting are revoked.

PLEASE MARK, SIGN, DATE AND RETURN PROXY CARD PROMPTLY, USING THE ENCLOSED ENVELOPE.

☐  I plan to attend the Special Meeting in person.

Address Change? Mark Box ☐
Indicate changes below:	Date

Signature(s) in Box

Please sign exactly as your name(s) appear on the proxy. If held in joint tenancy, all persons must sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the proxy.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

The laws of the Commonwealth of Virginia pursuant to which CarMax, Inc. is incorporated permit it to indemnify its officers and directors against certain liabilities with the approval of its shareholders. The CarMax, Inc. Amended and Restated Articles of Incorporation, as amended, provide for the indemnification of each director and officer (including former directors and officers and each person who may have served at the request of CarMax, Inc. as a director or officer of any other legal entity and, in all such cases, his or her heirs, executors and administrators) against liabilities (including expenses) reasonably incurred by him or her in connection with any actual or threatened action, suit or proceeding to which he or she may be made a party by reason of his or her being or having been a director or officer of CarMax, Inc., except in relation to any action, suit or proceeding in which he or she has been adjudged liable because of willful misconduct or a knowing violation of the criminal law.

CarMax, Inc. has purchased directors’ and officers’ liability insurance policies. Within the limits of their coverage, the policies insure (1) the directors and officers of CarMax, Inc. and its subsidiaries against certain losses resulting from claims against them in their capacities as directors and officers to the extent that such losses are not indemnified by CarMax, Inc. and (2) CarMax, Inc. to the extent that it indemnifies such directors and officers for losses as permitted under the laws of Virginia.

Under the separation agreement, Circuit City Stores, Inc. and its subsidiaries have agreed to indemnify CarMax, Inc. and its subsidiaries and the respective officers, directors, agents, affiliates, record and beneficial security holders (including, without limitation, trustees and beneficiaries of trusts holding such securities), advisors and representatives of CarMax, Inc. and its subsidiaries for any losses arising out of any breach of the separation agreement, the tax allocation agreement, the transition services agreement, the employee benefits agreement, any instrument conveying any of the CarMax group assets or CarMax group liabilities to CarMax or any failure by Circuit City Stores to perform any of the Circuit City group liabilities.

Item 21.    Exhibits and Financial Statement Schedules

(a)    Exhibits. See Exhibit Index.

(b)    Financial Statement Schedules.
Schedule
II—CarMax, Inc.—Valuation and Qualifying Accounts and Reserves is included in the CarMax, Inc. Historical Consolidated Financial Statements in Annex D of the proxy statement/prospectus that is part of this registration statement.

Schedule
II—Circuit City Stores, Inc.—Valuation and Qualifying Accounts and Reserves is included in the Circuit City Stores, Inc. Historical Consolidated Financial Statements in Annex E of the proxy statement/prospectus that is part of this registration statement.

(c)    Reports, Opinions or Appraisals. To be filed by pre-effective amendment if applicable.

Item 22.    Undertakings

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

The registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, pursuant to the provisions described under Item 20 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification by it is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 5 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, Commonwealth of Virginia, on the 2nd day of August 2002.

CarMax, Inc.

By:	/s/ KEITH D. BROWNING
Keith D. Browning Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 5 has been signed by the following persons in the capacities indicated on the 2nd day of August 2002.

Name	Title

/s/ W. AUSTIN LIGON* W. Austin Ligon	President and Director (Principal Executive Officer)

/s/ KEITH D. BROWNING Keith D. Browning	Executive Vice President, Chief Financial Officer and Director (Principal Financial and Accounting Officer)

/s/ MICHAEL T. CHALIFOUX* Michael T. Chalifoux	Director

/s/ PHILIP J. DUNN Philip J. Dunn	Director

/s/ W. ALAN MCCOLLOUGH* W. Alan McCollough	Director

*By: /s/ PHILIP J. DUNN Philip J. Dunn Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Document
2.1	Separation Agreement, dated May 21, 2002, between Circuit City Stores, Inc. and CarMax Inc. (attached as Annex F to the proxy statement/prospectus which is part of this Registration Statement)
3.1	Form of CarMax, Inc. Amended and Restated Articles of Incorporation**
3.2	Form of CarMax, Inc. Bylaws**
4.1	Rights Agreement, dated as of May 21, 2002, between CarMax, Inc. and Wells Fargo Bank Minnesota, N.A., as Rights Agent**
5.1	Opinion of McGuireWoods LLP, regarding the validity of the securities being registered**
10.1	Form of Amended and Restated Tax Allocation Agreement**
10.2	Form of Transition Services Agreement**
10.3	Form of Employee Benefits Agreement**
10.4	Employment Agreement between Circuit City Stores, Inc. and W. Austin Ligon**
10.5	Form of Employment Agreement between CarMax Auto Superstores, Inc. and certain executive officers**
10.6	CarMax, Inc. Benefit Restoration Plan**
10.7	CarMax, Inc. 2002 Non-employee Directors Stock Incentive Plan (attached as Annex J to the proxy statement/prospectus which is part of this Registration Statement)
10.8	CarMax, Inc. 2002 Stock Incentive Plan (attached as Annex I to the proxy statement/prospectus which is part of this Registration Statement)
10.9	CarMax, Inc. Annual Performance-Based Bonus Plan (attached as Annex H to the proxy statement/prospectus which is part of this Registration Statement)
10.10	Form of Confidentiality Agreement**
10.11	Credit Agreement, dated May 17, 2002, among CarMax Auto Superstores, Inc., CarMax, Inc., Various Financial Institutions and DaimlerChrysler Services North America LLC**
10.12	Security Agreement, dated May 17, 2002, among CarMax Auto Superstores, Inc., various other debtors and DaimlerChrysler Service North America LLC**
10.13	Guaranty, dated May 17, 2002, executed by certain CarMax subsidiaries in favor of DaimlerChrysler North America LLC and the Lender Parties**
21.1	Subsidiaries of CarMax, Inc.**
23.1	Consents of KPMG LLP*
23.2	Consent of McGuireWoods LLP (included in Exhibit 5.1)
23.3	Consent of Morgan Stanley & Co. Incorporated**
24.1	Power of Attorney**
99.1	Fairness Opinion of Morgan Stanley & Co. Incorporated (attached as Annex G to the proxy statement/prospectus which is part of this registration statement)
99.2	Form of proxy card (attached to the proxy statement/prospectus which is part of this Registration Statement)
99.3	Consents of persons named to be directors of CarMax, Inc.**

*     Filed herewith.
**   Previously filed.

EI-1